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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 26, 2016

Registration No. 333-206686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8090 (Primary Standard Industrial Classification Code Number)	27-2170749 (I.R.S. Employer Identification Number)

500 Cummings Center, Suite 6550
Beverly, Massachusetts 01915
(978) 922-3080
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joseph A. Carlucci
Chief Executive Officer and Chairman of the Board of Directors
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, Massachusetts 01915
(978) 922-3080
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Michael D. Nathan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael R. Costa, Esq. Vice President and General Counsel American Renal Associates Holdings, Inc. 500 Cummings Center, Suite 6550 Beverly, Massachusetts 01915 (978) 922-3080	Peter N. Handrinos, Esq. Nathan Ajiashvili, Esq. Latham & Watkins LLP John Hancock Tower 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common Stock, par value $0.01 per share	$100,000,000	$10,070

(1)
Includes shares to be sold upon exercise of the underwriters' option.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
$11,620 of which has been previously paid.

                  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated February 26, 2016

PROSPECTUS

          Shares

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.

Common Stock

              This is the initial public offering of our common stock. We are selling          shares of our common stock and the selling stockholders are selling          shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

              We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares. After pricing of the offering, the shares will trade on the New York Stock Exchange under the symbol "ARA."

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 19 of this prospectus.

              After the completion of this offering, Centerbridge Capital Partners, L.P. and certain of its affiliates will continue to own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a "controlled company." See "Management—Controlled Company Exception" and "Principal and Selling Stockholders."

              We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See "Prospectus Summary—Emerging Growth Company Status."

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
We refer you to "Underwriting (Conflicts of Interest)" beginning on page 176 of this prospectus for additional information regarding underwriting compensation.

              The underwriters may also exercise their option to purchase up to an additional          shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2016.

BofA Merrill Lynch	Barclays	Goldman, Sachs & Co.
Wells Fargo Securities	SunTrust Robinson Humphrey
Leerink Partners

The date of this prospectus is                        , 2016.

              We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

              Unless otherwise indicated or the context otherwise requires, references in this prospectus to "we," "our," "us" and "our company" and similar terms refer to American Renal Associates Holdings, Inc. and its consolidated entities taken together as a whole, except where these terms refer to providers of dialysis services, in which case they refer to our dialysis clinic joint ventures, in which we have a controlling interest and our physician partners have the noncontrolling interest, or to the dialysis facilities owned by such joint venture companies, as applicable. References to "ARA" and "Holdings" refer to American Renal Associates Holdings, Inc. and not any of its consolidated entities. References to "ARH" refer to American Renal Holdings Inc., an indirect wholly owned subsidiary of Holdings.

              Our financial statements reflect 100% of the revenues and expenses for our joint ventures (after elimination of intercompany transactions and accounts) and 100% of the assets and liabilities of these joint ventures (after elimination of intercompany assets and liabilities), although we do not own 100% of the equity interests in these consolidated entities. The net income attributable to our joint venture partners is classified within the line item Net income attributable to noncontrolling interests, which we refer to as "NCI."

              In this prospectus, we refer to "non-acquired" treatments and revenues. We consider our existing clinics and our newly developed or "de novo" clinics (including those with existing partners) to be our non-acquired clinics, and we refer to treatments performed at those clinics as non-acquired treatments. We evaluate our operating performance based on non-acquired treatment growth, which we calculate by dividing the number of treatments performed during the applicable period by the number of treatments performed during the corresponding prior period, in each case, excluding the number of treatments performed at clinics acquired during the applicable period, and expressing the resulting number as a percentage. Our non-acquired revenues consist of revenues generated by our existing and de novo clinics during the applicable period.

              In this prospectus, we present certain financial information on a per treatment basis by dividing the relevant number by the number of treatments performed in the applicable period. In particular, we evaluate our patient service operating revenues, patient care costs and general and administrative expenses on a per treatment basis to assess our operational efficiency.

              In this prospectus, we refer to the number of de novo clinics opened during specific periods and the number of clinics as of the end of such periods. We consider a de novo clinic to be opened at the time when such clinic performs its first treatment and include in the number of clinics those clinics that are still performing treatments as of the date specified.

              We present Adjusted EBITDA and Adjusted EBITDA-NCI as non-U.S. generally accepted accounting principles ("non-GAAP") financial measures in various places throughout this prospectus, including under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Our presentation of Adjusted EBITDA and Adjusted EBITDA-NCI has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. generally accepted accounting principles ("GAAP"). We believe Adjusted EBITDA and Adjusted EBITDA-NCI provide information useful for evaluating our business and understanding our operating performance in a manner similar to management. Because Adjusted EBITDA and Adjusted EBITDA-NCI are not measures determined in accordance with GAAP and are susceptible to varying calculations, we caution investors that these measures as presented may not be comparable to similarly titled measures of other companies. Under "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Adjusted EBITDA," we include a quantitative reconciliation of Adjusted EBITDA and Adjusted EBITDA-NCI to net income and net income attributable to us, the most directly comparable GAAP financial performance measures.

ii

 MARKET AND INDUSTRY DATA

              Certain market data and other statistical information used throughout this prospectus are based on the July 2015 ESRD Quarterly Update, the 2015 Annual Data Report, the 2014 Annual Data Report and the 2013 Annual Data Report prepared by the United States Renal Data System ("USRDS") and information from the Centers for Medicare and Medicaid Services ("CMS"). Some data is also based on our good faith estimates and derived from management's review of internal data and information, as well as independent sources such as independent industry publications, government publications, reports by market research firms or other published independent sources. Although we believe these sources are reliable, we have not independently verified the information contained therein. The most recent information reported in the USRDS 2015 Annual Data Report is as of and for the year ended December 31, 2013. The most recent information reported in the USRDS July 2015 ESRD Quarterly Update is as of and for the year ended December 31, 2014. In recent years, the gap between patient numbers and patient number growth rates reported by the two leading U.S. data sources has widened, accompanied by a significant time lag in reporting this data. This could lead to revised data for both reported patient numbers as well as growth rates for the U.S. market in the future.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

              AmericanRenal®, AmericanRenal Associates®, ARA®, The Nephrologist is the Center of Our Universe®, the American Renal Associates logo and other trademarks, service marks and trade names of our company appearing in this prospectus are our property.

              Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners.

iii

 PROSPECTUS SUMMARY

              The following is a summary of selected information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before deciding to purchase shares of our common stock. You should read this entire prospectus carefully, especially the "Risk Factors" section immediately following this prospectus summary and the consolidated financial statements and the notes to the financial statements at the end of the prospectus.

Overview

              We are the largest dialysis services provider in the United States focused exclusively on joint venture partnerships with physicians. We provide high-quality patient care and clinical outcomes to patients suffering from the most advanced stage of chronic kidney disease, known as end stage renal disease ("ESRD"). Our core values create a culture of clinical autonomy and operational accountability for our physician partners and staff members. We believe our joint venture ("JV") model has helped us become one of the fastest-growing national dialysis services platforms, in terms of the growth rate of our non-acquired treatments since 2012.

              We operate our clinics exclusively through a JV model, in which we partner primarily with local nephrologists to develop, own and operate dialysis clinics, while the providers of the majority of dialysis services in the United States operate through a combination of wholly owned subsidiaries and joint ventures. Each of our clinics is maintained as a separate joint venture in which generally we have the controlling interest and our nephrologist partners and other joint venture partners have a noncontrolling interest. As of December 31, 2015, on average we held 54% of the interests in our clinics and our nephrologist partners held 46% of the interests. We believe our JV model, combined with a high-quality operational infrastructure, provides our physician partners the independence to make improved clinical decisions so they can focus on maximizing patient care and grow their clinical practices.

              We believe our approach has attracted physician partners and facilitated the expansion of our platform through de novo clinics. Since 2012, we have opened 15 or more de novo clinics each year. As of December 31, 2015, we owned and operated 192 dialysis clinics in partnership with 347 nephrologist partners treating over 13,000 patients in 24 states and the District of Columbia. From 2012 to 2015, our total number of treatments grew at a compound annual growth rate ("CAGR") of 15.0%, driven primarily by increases in non-acquired treatments, which grew at a CAGR of 11.1%. During the same period, our revenues, Adjusted EBITDA-NCI and net income attributable to us has grown at a CAGR of 15.7%, 11.6% and 28.2%, respectively. For the year ended December 31, 2015, our revenues, Adjusted EBITDA-NCI and net income attributable to us reached $657.5 million, $113.8 million and $18.8 million, respectively.

              For definitions of Adjusted EBITDA and Adjusted EBITDA-NCI and a reconciliation of Adjusted EBITDA and Adjusted EBITDA-NCI to net income (loss), see "—Summary Historical and Pro Forma Consolidated Financial Data."

Our Strategy Differentiates Our Business Model

              We strive for best-in-class physician partnership, patient care and staff satisfaction. Our core values emphasize quality patient care, providing physicians with clinical autonomy and operational support, hiring and retaining the best possible staff and providing best practices management services. We believe our track record has built premier brand recognition for the ARA brand, further validating our core values and our strategy.

Our Core Values Drive Our Strategy and Delivery of Outstanding Patient Care and Clinical Outcomes

              We provide nephrologists the clinical autonomy and operating infrastructure to take excellent care of their patients. We value our clinic staff members and seek to hire and retain the most well-trained qualified staff. In conjunction with our medical directors, we proactively develop and suggest clinical protocols, clinical training and best practices to be shared across our network. Our corporate office focuses on the needs of our doctors, patients and staff. As a result, our physicians and staff have delivered an outstanding track record of clinical, operating and financial performance.

Exclusive Focus on the JV Model Drives Clinical and Operational Excellence

              Our founders were among the first to recognize and implement the JV model for providing dialysis services in the United States, which we believe provides significant benefits for our patients, providers and payors. Our JV model aligns the interests of our physician partners with ours and enables physicians to focus on high-quality patient outcomes. We believe that such alignment of interests makes us a preferred partner for nephrologists. Our joint venture partners include both individual nephrologists and affiliated groups of nephrologists, including many groups that have interests in multiple clinics with us. In addition, we provide best practices management services to our JV clinics and physician partners, including patient insurance education, revenue cycle management, regulatory and clinical compliance and other back-office operations. We believe that our operational infrastructure helps us deliver quality patient care.

Predictable Clinic Growth Model with Proven Track Record

              We have 143 de novo clinics as of December 31, 2015. Our track record has helped us establish a predictable de novo clinic model for the unit economics, growth and returns of each new clinic. Since 2012, we have opened 15 or more de novo clinics each year; the historical growth of these clinics provides evidence of the consistency and success of our de novo clinic model. We have also successfully applied our clinic development expertise to 49 clinics as of December 31, 2015 that we have acquired and integrated with our JV model. Our track record helps us attract new nephrologists and maintain an active pipeline of de novo clinics to be opened in the near future.

Our Opportunity

              We believe our strategy has positioned us to benefit from trends in the dialysis services and broader physician services markets.

Growing Prevalence of the Joint Venture as a Model for Providing Dialysis Services

              A significant portion of dialysis clinics in the United States are wholly owned. However, we believe the JV model has gained in prevalence as the dialysis services model for practicing nephrologists and has been growing rapidly over the past several years. According to a report prepared for the American Society of Nephrology, there are over 10,000 full-time practicing nephrologists in the United States, and we believe that a significant portion of these physicians treat their patients at clinics in which they have no ownership interest. As of December 31, 2015, we have partnered with 347 of these nephrologists, or less than 4% of all full-time practicing nephrologists in the United States, giving us significant opportunity to grow as a premier JV model operator within the nephrologist community.

Large Dialysis Services Market with Favorable Demographics

              The number of ESRD patients in the United States has historically grown at a rate of 3% to 5% annually since 2000 and has grown approximately 77% from 2000 to 2014. As of December 31, 2014, there were 692,268 patients with ESRD in the United States. From 2000 to 2013, the prevalence rate of ESRD per million in the U.S. population (adjusted for sex and race) increased approximately 15% for ages 22 to 44; approximately 24% for ages 45 to 64; approximately 31% for ages 65 to 74; and

more than 50% for ages 75 and older. Those with ESRD require dialysis or kidney transplantation to sustain life. As of December 31, 2013, the dialysis population reached 466,607 patients, an increase of approximately 4% from the prior year and an increase of approximately 63% from 2000. Expenditures for patients with ESRD in the United States approximate $49 billion annually, according to the latest available USRDS data. We believe the prevalence rates and demographics favor continued growth of the dialysis services market.

Increasing Trend of Clinical Autonomy and Economic Alignment for Physicians

              In the current healthcare regulatory environment, the physician is increasingly moving towards the center of care management initiatives. Across various specialties, physicians have been incentivized to share risk, drive cost containment and deliver superior clinical outcomes. We believe key drivers for physician success in this environment include clinical and operational autonomy combined with excellent administrative support and economic alignment with all stakeholders.

Our Competitive Strengths

              Our competitive strengths are well-aligned with an evolving healthcare services market that demands high-quality patient care, physician-centered care management and continuous clinical and administrative improvement and efficiency.

Exclusive Focus on the JV Model Delivers Compelling Value Proposition for Patients, Physicians and Payors

              We believe our results reflect the compelling value proposition of our JV model:

    For Patients

  •
  High-quality patient care:  Provided by well-qualified nephrologists adhering to best practices

  •
  Well-trained and professional staff:  Focused on patient care and comfort

  •
  Consistent clinical outcomes:  Meet or exceed CMS core measures

  •
  Attractive and comfortable facilities:  Conveniently located within communities and equipped with state-of-the-art amenities

  •
  Flexible schedules:  Treatment schedules that accommodate patients' convenience

  •
  Continuity of care:  Continuity of care and consistent experience supported by minimal voluntary turnover of nephrologists and clinicians

    For Physicians

  •
  Clinical and operational autonomy:  To focus on delivering high-quality patient care

  •
  Outstanding clinical support:  From well-qualified and motivated clinical staff

  •
  Experienced managerial and operational support:  For key functions such as clinical and technical services, billing, collections, payor contracting, regulatory and compliance

  •
  Proactive education to patients of physicians:  On insurance coverage to help alleviate cost and scope of coverage concerns

  •
  Attractive work environment:  Empowerment through partnership model to maximize patient care while optimizing clinic operating efficiency and driving practice growth

    For Payors

  •
  Cost containment:  Provide high-quality care in an outpatient setting

  •
  Quality care:  Consistent high-quality clinical outcomes

  •
  Robust compliance:  Adherence to stringent billing, reimbursement and compliance procedures

Effectiveness of our JV Model in Delivering High Performance

              We meet or exceed the core measures established by CMS to promote high-quality services in outpatient dialysis facilities. As an example, we have demonstrated strong performance in the ESRD Quality Incentive Program ("QIP"), which changes the way Medicare pays for the treatment of patients with ESRD by linking a portion of payment directly to facilities' performance on CMS core measures. The ESRD QIP reduces future payments to dialysis facilities that do not meet or exceed certain performance standards in the measurement year. The maximum payment reduction CMS can apply to any facility is 2% of all payments for services performed by the facility in a given year. Since the inception of the QIP program in 2010, the impact of payment reductions on our revenues has not exceeded 0.1% of our revenues in any year. Based on our performance in measurement year 2014, only 1.2% of our clinics were penalized by CMS for payment year 2016, compared to 5.5% of dialysis clinics across the United States penalized by CMS for the same period according to publicly available data from CMS. We believe our performance is driven by a culture of compliance and the advantages of our JV model.

Premier Brand Recognition and Alignment of Interests Makes ARA a Preferred Partner for Nephrologists

              We believe that the ARA brand has a strong reputation and widespread recognition in the industry. We believe that our premier brand has been and will continue to be a key factor in our success. Our nephrologists appreciate the quality of our dialysis clinics, best practices management services and solid track record of clinical and regulatory compliance. According to physician feedback collected by Press Ganey Associates, Inc. in an August 2015 report (the "Press Ganey survey"), 98% of the 51 physicians who responded to the survey agreed or strongly agreed that our clinics provide high-quality care and service (with the remaining 2% giving neutral responses). To date, none of our physician partners has voluntarily left us to join a competitor or terminated a partnership. Further, by owning a portion of the clinics where their patients are treated, our physician partners have a vested stake in the quality, reputation and performance of the clinics.

              We believe our JV model drives growth by enabling our physician partners to reinvest in their practices and develop their practices by adding new nephrologists, which provides us with the opportunity to expand existing clinics or add new clinics. According to the Press Ganey survey, 100% of the responding physicians agreed or strongly agreed that they have adequate input into clinic decisions that affect their practices and 98% agreed or strongly agreed that they had confidence in ARA leadership (with the remaining 2% giving neutral responses). Our physician partners' satisfaction leads to positive references and new physician recommendations within the broader nephrology community, thereby enhancing our ability to partner with leading, established nephrologists. According to the Press Ganey survey, 98% of the responding physicians agreed or strongly agreed that they would recommend our clinics to other physicians and medical staff as a good place to practice medicine (with the remaining 2% giving neutral responses).

Proven De Novo Clinic Model Drives Predictable Market Leading Organic Growth

              We have primarily grown through de novo clinic development. We have developed a streamlined approach to opening clinics that results in competitive return on invested capital for both our company and our physician partners. As of December 31, 2015, we had a portfolio of 143 clinics developed as de novo clinics. Since 2012, we have opened 15 or more de novo clinics each year.

              Highly competitive de novo clinic economics.    A typical de novo clinic is 6,000 to 7,000 square feet, has 15 to 20 dialysis stations (performing approximately 9,000 to 10,000 annual treatments on average) and requires approximately $1.3 to $1.7 million of capital for equipment purchases, leasehold improvements and initial working capital. We have a long track record of achieving positive clinic-level monthly EBITDA within, on average, six months after the first treatment at a clinic. The consistent historical growth of each year's class of de novo clinics attests to the success of our de novo model. For example, seven de novo clinics opened in 2009 generated an average revenue of $2.0 million in their first year, which grew at a CAGR of approximately 25% to $3.1 million per clinic in their third year; eight de novo clinics opened in 2010 generated an average revenue of $2.3 million in their first year, which grew at a CAGR of approximately 38% to $4.4 million per clinic in their third year; and 12 de novo clinics opened in 2011 generated an average revenue of $1.4 million in their first year, which grew at a CAGR of approximately 47% to $3.1 million per clinic in their third year.

              Robust business development efforts to maintain momentum of signing de novo clinics.    Our successful track record helps us attract new nephrologists and maintain an active pipeline of de novo clinics to be opened in the near future. At any given time, we have an active roster of nephrologists, including existing physician partners, seeking to open clinics within the next twelve months. We refer to clinics for which a medical director agreement, an operating agreement and a management services agreement have been signed as our "signed de novo clinics". On average, our signed de novo clinics begin serving patients within 15 months of signing of the agreements. From that point, a clinic may take approximately two to three years to achieve the stabilized revenue initially projected for that clinic.

As of December 31, 2014, we had 23 signed de novo clinics. As of December 31, 2015, we had opened 15 of such clinics and had 32 signed de novo clinics scheduled to be opened in 2016 and 2017.

Innovative and Experienced Management Team with a Proven Track Record

              Our management team is among the most experienced in the dialysis services industry. Our executives, including our two founders, have on average 22 years of professional experience in the dialysis services industry while our two founding executives collectively have on average 37 years of professional experience in the dialysis services industry. Our two founding executives and other senior management firmly believe in the advantages of the JV model and the importance of attracting, developing and retaining skilled staff at our clinics, and they endeavor to continue to build our company on these founding philosophies. Most of our executive and senior management have held multiple positions with one or more of our competitors and have contacts throughout the dialysis services industry with physicians, clinical staff, payors, vendors and other parties. Our executive leadership is supported by an experienced team of regional vice presidents who maintain a hands-on approach and are focused on the success of each local clinic in their respective markets. This breadth and depth of experience gives our management team the knowledge and resources to more effectively manage relations with physician partners and other personnel, enhance operating results and promote growth.

Our Growth Strategy

              We believe our focus on the JV model, our core values and the strength of our experienced management team have driven the growth in our patient population and physician relationships, and position us to execute on the following growth strategies.

Partner with High-Quality Nephrologists with Strong Local Market Reputation and Patient Relationships

              We partner with nephrologists who are well-qualified and have strong reputations and patient relationships in the local market. We have a well-established protocol to evaluate the quality of a potential nephrologist partner. Our success to date, together with the opportunities provided by our JV model, make us an attractive partner for nephrologists, including those nephrologists whose contractual relationships as medical directors at our competitors' clinics have expired. Further, our nephrologist partners also generate awareness and recognition of our company within the broader nephrology community and provide recommendations of potential new nephrologist partners. We currently work with 347 nephrologists, or less than 4% of the total number of nephrologists in the United States, giving us significant opportunity to grow as a premier JV model operator within the nephrologist community.

Grow Organically Through De Novo Clinics in New and Existing Markets and Expansion of Existing Clinics

              We intend to leverage our JV model and our reputation in the nephrology community to continue to develop de novo clinics in new as well as existing markets in the United States. As of December 31, 2015, our portfolio included 143 clinics developed as de novo clinics.

              De novo clinics with new physician partners.    We believe our strong brand reputation and widespread recognition in the closely knit nephrologist community give us an opportunity to attract new nephrologists as our physician partners and staff. We believe that patients choose to have their dialysis services at one of our clinics due to their relationship with our physician partners and staff, consistent high-quality care, a comfortable patient care experience, and convenience of location and available treatment times. Our de novo clinics showcase a core competence in building and operating de novo clinics that are supported by our best practice management services, and grow predictably. The historical growth of these clinics provides evidence of the consistency and success of our de novo clinic model. Since 2012, we have opened 38 new clinics with new physician partners, representing approximately 59% of our de novo clinic openings.

              Additional clinics with existing physician partners.    Our JV model provides our physician partners with opportunities to grow their individual or group practices within their local markets. The growth of our partners' practices contributes to the development of additional clinics with existing partners as new JVs in the same geographic area. New clinics sometimes begin as smaller clinics under the common supervision of an existing clinic in the same market. Over time, these new clinics may grow to the same size as the original clinic, or they may continue to operate fewer shifts or otherwise offer services to a smaller patient base. In either case, new clinics allow us to increase our market share by serving new patients who may find the new clinic location more convenient, or by freeing up capacity at the larger clinic where existing patients may have previously sought treatment. Since 2012, we have opened 26 new clinics with existing physician partners in their respective local markets, representing approximately 41% of our de novo clinic openings.

              Expansion of capacity in existing clinics.    Depending on demand and capacity utilization, we may have space within our existing clinics to accommodate a greater number of dialysis stations or operate additional shifts in order to increase patient volume without compromising our quality standards. Such expansions offer patients more flexibility in scheduling and leverage the fixed cost infrastructure of our existing clinics, which in return provides high incremental returns on capital invested. We intend to continue to work with our physician partners to broaden our market share in existing markets by seeking opportunities to expand our treatment volume through expansion of existing clinics. From 2012 to 2015, we added 137 dialysis stations to our existing clinics, representing the equivalent of nearly eight de novo clinics or an average per year increase in capacity of 1.4%, which further enhance our non-acquired treatment growth rate profile.

Opportunistically Pursue Acquisitions

              We currently operate 49 clinics that we acquired and integrated with our JV model. Because the acquisition cost for an existing dialysis clinic is typically higher than the cost to develop a de novo clinic, we have a disciplined approach to acquiring existing dialysis clinics. Our acquisition strategy is primarily driven by the quality of the nephrologist in the market. We pursue acquisitions in situations where we believe the nephrologist could be a potential partner and where there is an attractive opportunity to enter a new market or expand within an existing market.

              Our disciplined acquisition strategy has yielded significant benefits. Since 2012, we have acquired 24 clinics, two of which were acquired in 2015. Under our JV model, we provide best practices management services such as incorporating the clinic into our revenue cycle management, helping physician partners expand their practices and improving the acquired clinic's cost structure including for laboratory testing, medical supplies, medications and services. As a result, the profitability of these clinics is typically improved. Clinics that we have acquired before 2014 (for which we have data and have no prior relationship) have, on average, increased revenue in the twelve months following acquisition by approximately 36% over the prior twelve-month period.

              We intend to continue to opportunistically pursue acquisitions of clinics with reputations for quality and service. In making these acquisitions, we intend to integrate the ownership of the acquired clinic with our JV model. In addition, from time to time, we may evaluate the acquisition of existing dialysis clinic operators that have implemented a JV model similar to ours.

Deliver on Our Core Values with Best Practices Management Services

              We intend to continue to focus on providing high-quality patient care, clinical autonomy to physicians and extensive professional, operational and managerial support to our clinics through management services arrangements. Based on our experience in the dialysis services industry, we will continue to follow a disciplined approach to enhancing performance in key areas such as: revenue cycle management; patient registration; facilitation and verification of insurance; payor interaction and arrangements; and billing and collection. We believe this has positively impacted our revenue per treatment and allowed us to maintain low levels of days' sales outstanding and bad debt expense. In addition, we believe our management services reduce the burden of back-office management responsibilities associated with the daily operations of a dialysis clinic and enable our physician partners to focus on providing high-quality patient care. As a result, we consistently deliver high-quality clinical outcomes.

Pre-IPO Distributions

              We intend to engage in several transactions, effective at the time of this offering, which are described below and which we refer to collectively as the "Pre-IPO Distributions." As a purchaser in this offering, you will not be eligible to participate in the Pre-IPO Distributions. For additional detail on these transactions and certain other transactions that will occur at or prior to the completion of this offering, please see "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Certain Relationships and Related Party Transactions."

Income Tax Receivable Agreement

              At the time of this offering, we intend to enter into an income tax receivable agreement ("TRA") for the benefit of our pre-IPO stockholders, which will provide for the payment by us to our pre-IPO stockholders on a pro rata basis of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of any deductions (including net operating losses resulting from such deductions) attributable to the exercise of (or any payment, including any dividend equivalent right or payment, in respect of) any compensatory stock option issued by us that is outstanding (whether vested or unvested) as of the day before the date of this prospectus. In connection with entering into the TRA, subject to the completion of this offering, we intend to equitably adjust outstanding stock options by reducing exercise prices and, if necessary, increasing the number of shares subject to such stock options. In connection with entering into the TRA, equitable adjustments are required by the terms of our equity incentive plans established after the Acquisition (as defined under "—Our Principal Stockholder") and, with respect to our other equity incentive plans established prior to the Acquisition, are being made at the discretion of our board of directors.

Clinic Loan Assignment and NewCo Distribution

              We partially finance the de novo clinic development costs of some of our joint venture subsidiaries by providing intercompany term loans and revolving loans through our wholly owned operating subsidiary American Renal Associates LLC ("ARA OpCo"). At the time of this offering, we intend to transfer substantially all of the intercompany term loans ("assigned clinic loans") provided to our joint venture subsidiaries by ARA OpCo to a newly formed entity ("NewCo"), which will initially be wholly owned by us. The membership interests in NewCo will then be distributed to our pre-IPO stockholders pro rata in accordance with their ownership in our company, after which we will not own any interest in NewCo. We refer to the distribution of the membership interests in NewCo as the "NewCo Distribution."

              The balance of such assigned clinic loans was $28.1 million as of December 31, 2015. Such loans are currently eliminated in consolidation as intercompany obligations. As a result of the NewCo Distribution, the balance of such assigned clinic loans will be reflected on our consolidated balance sheet in future reporting periods. Each assigned clinic loan is and will continue to be guaranteed by us and the applicable joint venture partner or partners in proportion to our respective ownership interests in the applicable joint venture. We guaranteed approximately $14.9 million of such assigned clinic loans as of December 31, 2015.

              Following the NewCo Distribution, our pre-IPO stockholders will own NewCo, which will be entitled to receive all interest and principal paid on such loans as the new holder of the assigned clinic loans. In connection with the NewCo Distribution, subject to the completion of this offering, we intend to equitably adjust outstanding stock options by reducing exercise prices and, if necessary, making cash dividend equivalent payments (which for unvested stock options would be payable if and when the underlying stock options become vested). In connection with the NewCo Distribution, equitable adjustments are required by the terms of our equity incentive plans established after the Acquisition and, with respect to our other equity incentive plans established prior to the Acquisition, are being made at the discretion of our board of directors.

Cash Dividend

              Upon the completion of this offering, we intend to pay a cash dividend to our pre-IPO stockholders of $        million in the aggregate and make equitable adjustments in the form of cash dividend equivalent payments of approximately $        million in the aggregate to our pre-IPO option holders (which for unvested stock options would be payable if and when the underlying stock options become vested). In connection with the cash dividend, equitable adjustments are required by the terms of our equity incentive plans established after the Acquisition and, with respect to our other equity incentive plans established prior to the Acquisition, are being made at the discretion of our board of directors.

Credit Facility Amendment and Incremental Debt Financing

              Concurrently with, and subject to completion of, this offering, we intend to amend our first lien credit agreement to, among other things, provide for additional borrowings of $         million of incremental first lien term loans, permit the repayment of our outstanding second lien term loans and permit the Pre-IPO Distributions. We intend to apply the net proceeds of such incremental first lien term loans, together with the net proceeds received by us from this offering, to repay in full all outstanding amounts under our second lien credit facility. We also intend to increase our first lien revolving credit facility by $         million to an aggregate amount of $           million. We refer to such incremental debt financing, repayment of second lien term loans and increase of revolver capacity as the "Refinancing." See "Description of Indebtedness."

Investment Risks

              An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in us involve, among other things, the following:

  •
  decline in the number of patients with commercial insurance or decline in commercial payor reimbursement rates;

  •
  our ability to successfully develop de novo clinics, acquire existing clinics, attract new physician partners and attract and retain medical directors;

  •
  our ability to compete effectively in the dialysis services industry;

  •
  changes to the Medicare ESRD program that could affect reimbursement rates and evaluation criteria, as well as changes in Medicaid or other non-Medicare government programs or payment rates;

  •
  federal or state healthcare laws that could adversely affect us;

  •
  our ability to comply with all of the complex federal, state and local government regulations that apply to our business, including those in connection with federal and state anti-kickback laws and state laws prohibiting the corporate practice of medicine or fee-splitting, and risks arising from heightened federal and state investigations and enforcement efforts;

  •
  changes in the availability and cost of genetically engineered forms of erythropoietin, erythropoietin-stimulating agents and other pharmaceuticals used in our business;

  •
  unauthorized disclosure of personally identifiable, protected health or other sensitive or confidential information;

  •
  the sufficiency of our insurance coverage for claims and losses relating to malpractice, professional liability and other matters, and rising insurance costs;

  •
  shortages of qualified, skilled clinical personnel or higher than normal turnover rates;

  •
  loss of any members of our senior management;

  •
  our ability to meet our obligations and comply with restrictions under our substantial level of indebtedness; and

  •
  the ability of our principal stockholder, whose interests may not coincide with yours, to control significant corporate activities after the completion of this offering.

              Please see "Risk Factors" for a discussion of these and other important factors you should consider before making an investment in shares of our common stock.

Organizational Structure

              The following diagram presents a simplified depiction of the organizational structure of our company.

(1)
Nephrologist partners and other joint venture partners.

              American Renal Holdings Intermediate Company, LLC ("Holdings Intermediate") was formed in Delaware on March 18, 2010. American Renal Associates Holdings, Inc. ("Holdings") owns 100% of the membership interests in Holdings Intermediate, which itself has no operations or assets other than its ownership of 100% of the shares of the capital stock of American Renal Holdings Inc. ("ARH"). Holdings Intermediate guarantees our indebtedness under our credit facilities. Holdings and Holdings Intermediate were incorporated and formed, respectively, on the same day in March 2010 in anticipation of the Acquisition and the desire for flexibility in structuring our debt financing in the future. For example, our organizational structure has enabled Holdings Intermediate to provide a secured guarantee of our credit facilities, pledging 100% of the capital stock of ARH.

              ARH was incorporated in Delaware on July 19, 1999. All of our operations are conducted through ARH and its operating subsidiaries. The primary asset of ARH is its ownership of 100% of the membership interests in ARA OpCo. ARH is the borrower under our credit facilities.

              ARA OpCo was formed in Delaware on November 3, 2005. Its primary assets are its ownership interests in our operating clinic joint ventures. See "Business—Our Operating Structure." A portion of our third-party clinic-level debt is guaranteed by ARH or American Renal Associates LLC, as the case may be.

              American Renal Management LLC, the direct wholly owned subsidiary of American Renal Associates, LLC, was formed in Delaware on January 26, 2000. American Renal Management LLC is the subsidiary through which we conduct our management services for our joint ventures, including revenue cycle management, compliance and other back-office operations.

Our Principal Stockholder

              On May 7, 2010, we were acquired by certain affiliates of Centerbridge Capital Partners, L.P. (together with such affiliates, "Centerbridge") and certain members of management in a series of transactions (the "Acquisition"). After completion of this offering, Centerbridge will continue to control a majority of the voting power of our outstanding capital stock. Centerbridge is a private investment firm with offices in New York and London and manages approximately $25 billion of capital as of December 31, 2014 on a discretionary basis. Centerbridge focuses on private equity and credit investments. Centerbridge is dedicated to partnering with world-class management teams across targeted industry sectors to help companies achieve their operating and financial objectives. For a discussion of certain risks, potential conflicts and other matters associated with Centerbridge's control of us, see "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Centerbridge controls us and its interests may conflict with ours or yours in the future" and "Description of Capital Stock."

Our Corporate Information

              American Renal Associates Holdings, Inc. was incorporated in Delaware on March 18, 2010. Our principal executive offices are located at 500 Cummings Center, Suite 6550, Beverly, Massachusetts 01915 and our telephone number is (978) 922-3080. Our corporate website address is www.americanrenal.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Emerging Growth Company Status

              We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act enacted on April 5, 2012 (the "JOBS Act"). For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory "say-on-pay" and "say-when-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation.

              Under the JOBS Act, we will remain an emerging growth company until the earliest of:

  •
  the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

  •
  the last day of the fiscal year following the fifth anniversary of the completion of this offering;

  •
  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

  •
  the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934 (the "Exchange Act") (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we (i) have more than $700 million in aggregate market value of outstanding common equity held by our non-affiliates as of the last day of our second fiscal quarter of our prior fiscal year and (ii) have been public for at least 12 months).

              We have taken advantage of reduced disclosure requirements in this prospectus by providing reduced disclosure regarding executive compensation arrangements. We may choose to take advantage of some, but not all, of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than the information you might get from other public companies in which you hold stock.

              The JOBS Act also provides that an emerging growth company may utilize the extended transition period provided for complying with new or revised accounting standards. However, we are choosing to "opt out" of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

 The Offering

Common stock offered:
By us	shares
By the selling stockholders	shares ( shares if the underwriters exercise their option to purchase additional shares in full)
Common stock to be outstanding after the offering	shares
Option to purchase additional shares of common stock

The underwriters have the option to purchase up to an additional              shares of common stock from the selling stockholders. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds

We estimate that net proceeds received by us from this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, will be approximately $        million. We intend to use the net proceeds received by us from this offering, together with borrowings under our first lien credit facility, as amended, to repay in full all outstanding amounts under our second lien credit facility. We may use the remaining balance, if any, for working capital and other general corporate purposes, including to fund our continued growth through the development of new clinics, expansion of existing clinics or acquisition of clinics that we may identify from time to time.

We will not receive any proceeds from the sale of shares by the selling stockholders.
Conflicts

Because an affiliate of Goldman, Sachs & Co. is a lender under our second lien credit facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under our second lien credit facility, Goldman, Sachs & Co. is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the "Securities Act"), specifically including those inherent in Section 11 thereof. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We and the selling stockholders have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See "Underwriting (Conflicts of Interest)—Conflicts of Interest."

Dividend Policy

We have no current plans to pay dividends on our common stock in the foreseeable future, except upon the completion of this offering as described under "—Pre-IPO Distributions." Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company, and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries.

Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of important factors you should carefully consider before deciding to invest in the shares.
NYSE Symbol	"ARA"

              The number of shares of our common stock to be outstanding following this offering is based on              shares of our common stock outstanding as of                  , 2016, assumes the sale of            and          shares of our common stock offered by us and the selling stockholders, respectively, in this offering at an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and excludes:

  •
                shares of common stock issuable upon exercise of stock options outstanding as of                , 2016, with exercise prices ranging from $      to $      per share and a weighted average exercise price of $        per share (or, on a pro forma basis giving effect to the Pre-IPO Distributions, options to purchase             shares of our common stock, with exercise prices ranging from $      to $      per share and a weighted average exercise price of $      per share); and

  •
  an aggregate of          shares of our common stock reserved for future issuance under our equity incentive plans as of the completion of this offering. See "Executive Compensation—Equity Incentive Plans—2016 Omnibus Incentive Plan."

              In addition, except as otherwise noted, all information in this prospectus assumes the underwriters do not exercise their option to purchase additional shares of common stock.

              We intend to enter into a      -for-one stock split that will occur prior to the completion of this offering. Except as otherwise noted, the information in this prospectus does not reflect this stock split.

 Summary Historical and Pro Forma Consolidated Financial Data

              The following tables set forth our summary historical and pro forma consolidated financial data as of the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2013 has been derived from our audited consolidated balance sheet not included elsewhere in this prospectus.

              Our financial statements reflect 100% of the revenues and expenses for our joint ventures (after elimination of intercompany transactions and accounts) and 100% of the assets and liabilities of these joint ventures (after elimination of intercompany assets and liabilities), although we do not own 100% of the equity interests in these consolidated entities. The net income attributable to our joint venture partners is classified within the line item Net income attributable to noncontrolling interests. We generally make distributions to our joint venture partners at least on a quarterly basis in an amount approximating the NCI. See also "Critical Accounting Policies and Estimates—Noncontrolling Interests."

              Historical results are not necessarily indicative of the results expected for any future period. You should read the information set forth below in conjunction with "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this prospectus.

              The unaudited pro forma consolidated financial data is included for informational purposes only and does not purport to reflect our results of operations or financial position had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial data should not be relied upon as being indicative of our results of operations or financial position had the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information" occurred on the dates assumed, nor is such data indicative of our results of operations or financial position for any future period or date.

              The pro forma adjustments with respect to the summary unaudited pro forma statement of operations data gives effect to the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information" as if they had occurred on January 1, 2015. The pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma consolidated financial statements included elsewhere in this prospectus discuss how such adjustments were derived. Actual results may differ as a result of information obtained in the future.

	Year Ended December 31,			Pro Forma Year Ended December 31,
(in thousands, except per share data and operating data)	2013	2014	2015	2015
Statement of Income Data:
Patient service operating revenues	$498,699	$563,550	$657,505	$
Provision for uncollectible accounts	2,773	2,816	4,524

Net patient service operating revenues	495,926	560,734	652,981

Operating expenses:
Patient care costs	288,384	329,847	390,949
General and administrative expenses	72,640	63,026	77,250
Transaction-related costs	533	—	2,086
Depreciation and amortization	23,707	28,527	31,846

Total operating expenses	385,264	421,400	502,131

Operating income	110,662	139,334	150,850
Interest expense, net	(43,314)	(44,070)	(45,400)
Loss on early extinguishment of debt	(33,921)	—	—

Income before income taxes	33,427	95,264	105,450
Income tax expense (benefit)	(8,200)	12,858	12,373

Net income	41,627	82,406	93,077
Less: Net income attributable to noncontrolling interests	(62,074)	(66,209)	(74,232)

Net income (loss) attributable to ARA	$(20,447)	$16,197	$18,845	$

Earnings (loss) per share:
Basic	$(2.16)	$1.69	$1.95	$
Diluted	$(2.16)	$1.66	$1.90	$
Other Financial Data:
Adjusted EBITDA (including noncontrolling interests)(1)(3)	$157,682	$170,481	$188,055	$
Adjusted EBITDA-NCI(2)(3)	95,608	104,272	113,823
Capital expenditures	37,752	39,849	46,273
Development capital expenditures	30,558	32,059	35,313
Maintenance capital expenditures	7,194	7,790	10,960
Operating Data:
Number of clinics (as of end of period)	150	175	192
Number of de novo clinics opened (during period)(4)	17	15	16
Number of acquired clinics (during period)	5	11	2
Patients (as of end of period)	10,095	11,581	13,151
Number of treatments	1,382,548	1,563,802	1,804,910
Non-acquired treatment growth	14.8%	12.4%	11.7%		%
Patient service operating revenues per treatment	$361	$360	$364	$
Patient care costs per treatment	$209	$211	$217	$
General and administrative expenses per treatment	$53 (5)	$40	$43	$

	As of December 31,			Pro Forma As of December 31,
(in thousands)	2013	2014	2015	2015
Consolidated Balance Sheet Data:
Cash (other than clinic-level cash)(6)	$2,121	$17,689	$36,371	$
Clinic-level cash(6)	30,749	43,786	54,617
Working capital(7)	52,267	70,660	96,274
Total assets	844,839	883,306	939,469
Debt (other than clinic-level debt)(8)	628,795	618,390	611,777
Clinic-level debt(8)	19,259	44,210	72,396
Noncontrolling interests subject to put provisions	82,539	90,972	108,211
Accumulated deficit	(152,773)	(136,576)	(128,261)
Total equity	26,181	43,657	50,710
Noncontrolling interests not subject to put provisions	173,959	178,091	179,903

(1)
"Adjusted EBITDA" is defined as net income before income taxes, interest expense, depreciation and amortization, as adjusted for stock-based compensation, loss on early extinguishment of debt, transaction-related costs and management fees.

(2)
"Adjusted EBITDA-NCI" is defined as Adjusted EBITDA less net income attributable to noncontrolling interests.

(3)
We use Adjusted EBITDA and Adjusted EBITDA-NCI to track our performance. We believe Adjusted EBITDA and Adjusted EBITDA-NCI provide information useful for evaluating our business and understanding our operating performance in a manner similar to management. We believe Adjusted EBITDA is helpful in highlighting trends because Adjusted EBITDA excludes the results of decisions that are outside the operational control of management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We believe Adjusted EBITDA-NCI is helpful in highlighting the amount of Adjusted EBITDA that is available to us after reflecting the interests of our joint venture partners. Adjusted EBITDA and Adjusted EBITDA-NCI are not measures of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, Adjusted EBITDA and Adjusted EBITDA-NCI may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and Adjusted EBITDA-NCI may not be indicative of historical operating results, and we do not mean for it to be predictive of future results of operations or cash flows. Adjusted EBITDA and Adjusted EBITDA-NCI have limitations as analytical tools, and you should not consider these items in isolation, or as substitutes for an analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA and Adjusted EBITDA-NCI:

  •
  do not include interest expense—as we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows;

  •
  do not include depreciation and amortization—because construction and operation of our dialysis clinics requires significant capital expenditures, depreciation and amortization are a necessary element of our costs and ability to generate profits;

  •
  do not include stock-based compensation expense;

  •
  do not reflect changes in, or cash requirements for, our working capital needs; and

  •
  do not include certain income tax payments that represent a reduction in cash available to us.

  In addition, Adjusted EBITDA is not adjusted for the portion of earnings that we distribute to our joint venture partners.

  You should not consider Adjusted EBITDA and Adjusted EBITDA-NCI as alternatives to income from operations or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as alternatives to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity. This presentation of Adjusted EBITDA and Adjusted EBITDA-NCI may not be directly comparable to similarly titled measures of other companies, since not all companies use identical calculations.

    The following table presents the reconciliation from net income to Adjusted EBITDA and Adjusted EBITDA-NCI for the periods indicated:

	Year Ended December 31,			Pro Forma Year Ended December 31,
(in thousands)	2013	2014	2015	2015
Net income	$41,627	$82,406	$93,077	$
Add:
Stock-based compensation(a)	21,342	1,047	1,451
Depreciation and amortization	23,707	28,527	31,846
Interest expense, net	43,314	44,070	45,400
Income tax expense (benefit)	(8,200)	12,858	12,373
Loss on early extinguishment of debt	33,921	—	—
Transaction-related costs(b)	533	—	2,086
Management fee(c)	1,438	1,573	1,822

Adjusted EBITDA (including noncontrolling interests)	157,682	170,481	188,055

Less: Net income attributable to noncontrolling interests	(62,074)	(66,209)	(74,232)

Adjusted EBITDA-NCI	$95,608	$104,272	$113,823	$

(a)
For 2013, we recorded $20,664 of incremental stock-based compensation expense of which $19,747 related to the modification of certain stock options made in connection with the payment of a dividend to our stockholders and $917 was cash paid for employer payroll taxes. We also recorded $678 of stock-based compensation related to our periodic option grants. In addition, in connection with the dividend, we made a payment equal to $18.09 per share, or $30,056 in the aggregate, to option holders, and, in the case of some performance and market options, a future payment will be due upon vesting totaling $2,600. For all other periods, stock-based compensation related to our periodic option grants and cash paid for employer payroll taxes. All dollar amounts in this paragraph, other than per share amounts, are in thousands.

(b)
For 2015, represents the forgiveness of all indebtedness and accrued interest under a revolving credit promissory note issued to an executive. See "Certain Relationships and Related Party Transactions—Loans to Our Chief Executive Officer."

(c)
Represents management fees paid to Centerbridge. In connection with this offering, we intend to amend our transaction fee and advisory services agreement with Centerbridge to terminate our obligation to pay management fees thereunder upon the consummation of this offering. No additional fees will be paid in connection with such termination (other than accrued amounts as of the date of termination). See "Certain Relationships and Related Party Transactions—Transaction Fee and Advisory Services Agreement."
(4)
The following table sets forth the number of de novo clinics opened during the quarterly periods indicated below.

	Three Months Ended
	March 31	June 30	September 30	December 31	Total
2015	1	5	6	4	16
2014	2	4	3	6	15
2013	1	3	2	11	17
2012	4	3	7	2	16
(5)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of the 2013 Transactions and their effect on our general and administrative expenses on an absolute and per treatment basis.

(6)
Clinic-level cash represents 100% of the cash held at our joint ventures.

(7)
Current assets minus current liabilities.

(8)
Clinic-level debt represents the debt of our joint ventures other than intercompany loans. As of December 31, 2015, we guaranteed $34.6 million of third-party clinic-level debt. On a pro forma basis giving effect to the NewCo Distribution as if it had occurred on December 31, 2015, we would have guaranteed $           million of third-party clinic-level debt.

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could materially adversely affect our business, financial condition, cash flows, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Related to Our Business

We depend on commercial payors for reimbursement at rates that allow us to operate at a profit.

              Commercial payors pay us at rates that are generally significantly higher than Medicare rates and the rates paid by other government-based payors such as state Medicaid programs. For the three years ended December 31, 2015, we derived on average approximately 40% of our patient service operating revenues from commercial payors, including for non-contracted providers, even though commercial payors were the source of reimbursement for on average approximately 13% of the treatments performed during the three years ended December 31, 2015. Medicare rates are generally insufficient to cover our total operating expenses allocable to providing dialysis treatments for Medicare patients. As a result, our ability to generate operating earnings is substantially dependent on revenues derived from commercial payors, some of which pay negotiated payment rates and others of which pay based on our usual and customary fee schedule. To the extent the proportion of commercial payors decreases relative to government payors as a source of reimbursement for treatments, it would have a material adverse effect on our revenues, operating results and cash flows.

If the number of patients with commercial insurance declines, our operating results and cash flows would be adversely affected.

              Our revenues are sensitive to the number of patients with commercial insurance coverage. A patient's insurance coverage may change for a number of reasons, including as a result of changes in the patient's or a family member's employment status. Factors that may cause an increase in the number of patients who have government-based programs as their primary payors include: recent economic conditions, the expansion of certain state Medicaid programs under healthcare reform laws, improved longevity and lower standard mortality rates for ESRD patients, resulting in a lower percentage of patients covered under employer group health plans or other commercial insurance plans. To the extent there are sustained or increased job losses in the United States, we could experience a decrease in the number of patients under employer group health plans. We could also experience a further decrease if changes to the healthcare regulatory system, including as a result of healthcare reform laws, result in fewer patients covered under employer group health plans or other commercial insurance plans. In addition, our continued negotiations with commercial payors could result in a decrease in the number of patients under commercial insurance plans to the extent that we cannot reach agreement with commercial payors on rates and other terms. If there is a significant reduction in the number of patients insured through commercial insurance plans relative to patients insured through government-based programs, it would have a material adverse effect on our revenues, earnings and cash flows.

If the rates paid by commercial payors decline, our operating results and cash flows would be adversely affected.

              The dialysis services industry is subject to rate pressure from commercial payors, including employer group health plans as well as healthcare insurance exchange plans, as a result of general conditions in the market, recent and future consolidations among commercial payors and other factors.

We are continuously in the process of negotiating agreements with our commercial payors. In the event that our continued negotiations result in overall commercial rate reductions in excess of overall commercial rate increases, the net impact could have a material adverse effect on our revenues, results of operations and cash flows. Consolidations among health insurers may significantly increase the negotiating leverage of commercial payors. Our negotiations with payors are also influenced by competitive pressures, which may result in decreases to some of our contracted rates with commercial payors.

              In addition to pressure on contracted commercial payor rates, commercial payors may decrease payment rates for non-contracted providers. Commercial payors have been attempting to impose restrictions and limitations on non-contracted providers. Some of our clinics are currently designated as out-of-network providers by some of our current commercial payors. Commercial payors may restructure their benefits to create disincentives for patients to select or remain with out-of-network providers. If commercial payors increase such restrictions, our revenues derived from commercial payors would decline. Reductions in contracted commercial payor rates would result in a significant decrease in our overall revenues derived from commercial payors and a material adverse effect on our operating results and cash flows.

If we do not continuously obtain new patients covered by commercial insurance, our operating results and financial condition would be adversely affected.

              Our revenues are sensitive to the number of new dialysis patients. Medicare beneficiaries with ESRD generally become eligible for coverage on the first day of the third month after the month in which a course of regular dialysis begins, but this three month waiting period may be partially or completely waived if the patient participates in a self-dialysis training program or has a kidney transplant. For a dialysis patient with commercial insurance coverage, the commercial insurance plan generally is the primary payor for a 30-month coordination period beginning on the first month that the individual would be entitled to Medicare on the basis of ESRD, regardless of whether the patient actually enrolls in Medicare. After the 30-month coordination period, Medicare becomes the primary payor as long as the individual retains eligibility based on ESRD. Medicare coverage ends if the patient has not received dialysis for 12 months or if 36 months have passed since the beneficiary had a successful kidney transplant.

              When Medicare becomes the primary payor, the payment rate we receive for that patient shifts from the commercial insurance rate to the Medicare payment rate, which is generally lower than the commercial rate. For each covered treatment, Medicare pays 80% of the amount set by the Medicare program and the patient is responsible for the remaining 20%. In many cases, a secondary payor, such as Medicare supplemental insurance (offered by commercial payors), another commercial insurance plan or Medicaid, covers all or part of these balances. If dialysis patients who have Medicare as their primary payor do not have secondary insurance coverage, we may endeavor to collect payment from the patient using reasonable collection efforts consistent with federal and state law, but we may not be successful in collecting the 20% balance from those patients. If there is a significant reduction in the number of new dialysis patients covered by commercial insurance, we would not receive the benefit of the 30-month coordination period of higher reimbursement rates from commercial payors, which would materially adversely affect our operating results and cash flows.

The bundled payment system under the Medicare ESRD program may not reimburse us for all of our operating costs.

              For the year ended December 31, 2015, we derived 58.3%, of our revenues from reimbursement from government-based and other programs, including 43.3% from the Medicare ESRD program. The reimbursement that we receive from Medicare under the ESRD prospective payment rate system (the "ESRD PPS"), described below, may be insufficient to cover our treatment costs.

              Effective January 1, 2011, pursuant to the Medicare Improvements for Patients and Providers Act ("MIPPA"), Congress replaced the composite payment rate methodology for Medicare reimbursement of dialysis services with a more comprehensive ESRD PPS, also referred to as the bundled payment system. The bundled payment under the ESRD PPS covers not only the dialysis treatment itself but also the majority of the renal-related items and services provided to a patient during the dialysis treatment, including laboratory services, pharmaceuticals, such as genetically engineered forms of erythropoietin ("EPO"), and medication administration, which were historically billed separately under the composite rate system.

              The applicable base rate under the ESRD PPS for each calendar year is determined by updating the base rate for the prior calendar year by a market basket percentage factor (accounting for changes over time in the prices of the mix of goods and services included in dialysis) minus a productivity adjustment, and then multiplying the resulting rate by a wage index budget neutrality adjustment factor. The base rate is then modified by a number of additional factors to arrive at the actual payment rate, including facility-level and patient-level adjustments, a training add-on (if applicable), and an outlier adjustment for high resource usage. The payment rate is also subject to additional adjustments that, under MIPPA, CMS has the discretion to implement and which have varied from year to year.

              CMS issues annual updates to the ESRD PPS which may impact the base rate as well as the various adjusters. The final rule setting the rates for 2015 resulted in an increase of payments to dialysis facilities of between 0.3% and 0.5%, with rural facilities receiving a decrease of 0.5%. The ESRD PPS final rule for 2016 released on October 29, 2015 (the "Final Rule") lowered the base rate by approximately 4%. CMS has estimated that the Final Rule will result in an overall increase of payments to all dialysis facilities of 0.2%. It is unclear whether the Final Rule will have the effect of increasing or decreasing the actual payment rate for some or all of our clinics. The Final Rule also adjusted the eligibility criteria for the low volume payment adjustment by eliminating grandfathering, which exempted certain facilities from the requirement to aggregate the number of treatments provided at the facility with other facilities under common ownership within a certain geographic proximity for purposes of qualifying for the low volume payment adjustment. Some of our clinics benefited from such grandfathering and, accordingly, their payment rates may be adversely affected. The Final Rule also changed the geographic proximity criteria for facilities under common ownership. Our clinics that may be affected by the new geographic proximity criteria are considered to be under common ownership, so such adjustments could adversely affect the payment rate for some of our clinics. Additional adjustment factors, including facility-level and patient-level adjustments and changes to the training add-on and outlier adjustment, could have the effect of increasing or decreasing the actual payment rate for some or all of our clinics. Future adjustments to the ESRD PPS implemented by CMS could have a negative impact upon our Medicare program revenues.

              Our operating costs may outpace any rate increases we receive under the ESRD PPS and we may not be able to adjust our operations adequately to manage such costs. If EPO prices, for instance, increase beyond that contemplated when the bundled rate was set by CMS, the difference between the bundled rate and the EPO-related costs could have a significant adverse effect on a facility's profitability. Further, the bundled payment system requires dialysis facilities to provide new services within the payment bundle such as Vitamin D medications and an expanded list of laboratory tests which may increase our operating costs. We may not recoup these costs, even with rate adjustments. Finally, the case-mix adjustment component of the ESRD PPS renders it difficult for us to predict the Medicare related revenues that we will receive, due to the number and variety of patient-level adjustment factors. We may not be able to make necessary adjustments in our operations to accommodate reductions in revenue that may result from case-mix variations.

Our growth strategy depends in part on our ability to develop de novo clinics. Our attempt to expand through development of de novo clinics entails risks to our growth, as well as our operating results and financial condition.

              We have experienced rapid growth since our inception. We have grown primarily through the development of de novo dialysis clinics as JVs with new and existing partner nephrologists or nephrologist groups. Growth through development places significant demands on our financial and management resources. Inability on our part to address these demands could adversely affect our growth, as well as our operating results and financial condition.

              We generally expand by seeking appropriate locations for a dialysis clinic, taking into consideration the availability of a nephrologist to be our medical director and nephrologist partner, payor types and a skilled work force including qualified nursing and technical personnel. The inability to identify suitable locations, suitable nephrologist partners and workforce personnel for our dialysis clinics could adversely affect our growth as well as our operating results and financial condition.

              The development of a de novo dialysis clinic can be expensive and may include costs related to construction, equipment and initial working capital. De novo dialysis clinics are subject to various risks, including risks associated with the availability and terms of financing for development, securing appropriate licenses and permits, achieving brand awareness in new markets, managing increases in costs, competing for appropriate sites in new markets and maintaining adequate information systems and other operational system capabilities. Our ability to develop additional clinics may be limited by state certificate of need programs and other regulatory restrictions on expansion. States without certificate of need programs may begin restricting the development of new clinics and states with existing programs may institute more restrictive measures.

              Our de novo clinics may not become cash flow positive or profitable on a timely basis or at all. Although we typically achieve positive clinic-level monthly EBITDA within, on average, six months after the first treatment at a clinic, approximately 15% of our de novo clinics have exceeded six months from first treatment to positive clinic-level monthly EBITDA, averaging approximately 12 months to positive clinic-level monthly EBITDA. Delays in the opening of de novo clinics, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties resulting from commercial, residential and infrastructure development (or lack thereof) near our de novo clinics, difficulties in staffing and operating new locations or lack of acceptance in new market areas may negatively impact our de novo clinic growth and the costs or the profitability associated with de novo clinics. Further, additional federal or state legislative or regulatory restrictions or licensure requirements could negatively impact our ability to operate both existing and de novo clinics.

              The inability to develop de novo clinics with new or existing partner nephrologists or nephrologist groups on reasonable terms or in a cost-effective manner would adversely affect our growth as well as our operating results and financial condition. There is no assurance that we will be able to continue to successfully expand our business through establishing de novo clinics, or that de novo clinics will be able to achieve profitability that is consistent with our past results or otherwise perform as planned. Failure to successfully implement any of our growth strategies, including developing de novo clinics, would likely have a material adverse impact on our operating results and financial condition.

Our growth strategy depends in part on our ability to attract new physician partners on terms favorable to us. If we are unable to do so, our future growth could be limited.

              We believe that an important component of our financial performance and growth is our partnership with physicians that purchase ownership interests in our joint venture clinics. Our ability to partner with physicians may be inhibited in markets where a large portion of nephrologists are subject to covenants not to compete with our competitors. Based on competitive factors and market conditions, physicians may seek to negotiate relatively higher levels of equity ownership in our clinics, consequently limiting or reducing our share of the profits from these clinics. In addition, physician ownership in our clinics is subject to significant regulatory restrictions. See "—Our arrangements and relationships with our physician partners and medical directors do not satisfy all of the elements of safe harbors to the federal anti-kickback statute and certain state anti-kickback laws and, as a result, may subject us to government scrutiny or civil or criminal monetary penalties or require us to restructure such arrangements."

De novo clinics, once opened, may not be profitable initially or at all, and the comparable de novo revenue that we have experienced in the past may not be indicative of future results.

              Our results have been, and in the future may continue to be, significantly impacted by a number of factors, including factors outside of our control related to the opening of de novo clinics, such as the timing of de novo clinic openings, associated de novo clinic preopening costs and operating inefficiencies. We typically incur the most significant portion of operating losses associated with a given de novo clinic within a relatively short amount of time preceding and following the opening of the de novo clinic. A de novo clinic builds its patient volumes over time and, as a result, generally has lower revenue than our existing clinics. Newly established dialysis clinics, although contributing to increased revenues, have adversely affected our results of operations in the short term due to a smaller patient base to absorb operating expenses. Any de novo clinics we open may not be profitable or achieve operating results similar to those of our existing de novo clinics. If our de novo clinics do not perform similar to de novo clinics we have opened in the past, then our business and future prospects could be harmed. In addition, if we are unable to achieve expected comparable de novo clinic revenues, our business, results of operations and financial condition could be adversely affected.

Our growth strategy depends in part on our ability to acquire existing dialysis clinics. If we are unable to successfully complete such acquisitions, our future growth could be limited.

              Our business strategy includes the selective acquisition of existing dialysis clinics. In general, acquiring an existing dialysis clinic is more costly than developing a de novo dialysis clinic, but has historically been a faster means for achieving profitability. If we are unable to successfully execute on this strategy in the future, our future growth could be limited. We may be unable to identify suitable acquisition opportunities or to complete acquisitions in a timely manner and on favorable terms. We may need to obtain additional capital or financing, from time to time, to fund these acquisitions. Sufficient capital or financing may not be available to us on satisfactory terms, if at all. In addition, our ability to acquire additional clinics may be limited by state certificate of need programs and other regulatory restrictions on expansion. Even if we are able to acquire additional clinics, there is no guarantee that we will be able to operate them successfully as stand-alone businesses, or that any such acquired clinic will operate profitably or will not otherwise adversely impact our results of operations. Further, we cannot be certain that key talented individuals at the acquired clinic will continue to work for us after the acquisition or that they will be able to continue to successfully manage any acquired clinic. We also face significant competition from local, regional and national dialysis operators and other owners of clinics in pursuing attractive acquisition candidates. See "—Our competitors have increasingly adopted a JV model and compete with us for establishing de novo clinics, acquiring existing dialysis clinics and engaging medical directors, which could materially adversely impact our growth prospects." The inability to acquire existing clinics on reasonable terms or in a cost-effective manner could adversely affect our growth as well as our operating results and financial condition.

Acquisitions may subject us to unknown liabilities, and we may not be indemnified for all of these liabilities.

              Businesses we acquire may have unknown or contingent liabilities or liabilities that are in excess of the amounts that we originally estimated. Although we generally seek indemnification from the sellers of businesses we acquire for matters that are not properly disclosed to us, we may not be successful in obtaining indemnification. In addition, even in cases where we are able to obtain indemnification, we may be subject to liabilities greater than the contractual limits of our indemnification or the financial resources of the indemnifying party. In the event that we are responsible for liabilities substantially in excess of any amounts recovered through rights to indemnification, we could suffer severe consequences that could adversely impact our operating results and financial condition.

Damage to our reputation or our brand in existing or new markets could negatively impact our business, financial condition and results of operations.

              We believe we have built our reputation on the high quality of our dialysis clinic services, physicians and operating personnel, as well as on our culture and the experience of our patients in our clinics, and we must protect and grow the value of our brand to continue to be successful in the future. Our brand may be diminished if we do not continue to make the day-to-day investments required for clinic operations, equipment upgrades and staff training. Any incident, real or perceived, regardless of merit or outcome, that erodes our brand, such as, but not limited to, adverse patient outcomes due to medical malpractice or allegations of medical malpractice, failure to comply with federal, state or local regulations including allegations or perceptions of non-compliance or failure to comply with ethical and operating standards, could significantly reduce the value of our brand, expose us to adverse publicity and damage our overall business and reputation. Further, our brand value could suffer and our business could be adversely affected if patients perceive a reduction in the quality of service or staff, or an adverse change in our culture or otherwise believe we have failed to deliver a consistently positive patient experience.

Infringement of our trademarks and other proprietary rights or a finding that our services infringe the proprietary rights of others could impair our competitive position, require us to change our business practices or subject us to significant costs and monetary penalties.

              Our ability to successfully grow our business depends in part on our ability to maintain brand recognition using our trademarks and logos. If our efforts to protect our trademarks are unsuccessful, and third parties are able to use the same or similar brand names in competitive business lines, the value of our business may be harmed. If we are found to infringe a third party's intellectual property rights, we could be liable for damages or be subject to an injunction that forces us to rebrand our services or replace certain technology or other intellectual property. If we are unable to protect our trademarks and other proprietary rights, or if we are found to infringe the proprietary rights of others, such events could have a material effect on our business, financial condition or results of operations.

Federal laws negatively impacting Medicare reimbursement to our dialysis facilities may have an adverse effect on our revenues.

              Subsequent to the establishment of the ESRD PPS, Congress enacted legislation that has resulted in reductions to Medicare program reimbursement rates for dialysis services. Under the American Taxpayer Relief Act of 2012 ("ATRA") and the Protecting Access to Medicare Act of 2014 ("PAMA"), the market basket inflation adjustment to the ESRD PPS bundled rate will be reduced by 1.25% for the 2016 and 2017 payment years and by 1% for the 2018 payment year. According to the Congressional Budget Office, these adjustments will result in a reduction in payments to dialysis providers of $1.8 billion over ten years, and, thus, could have a material adverse effect on the financial performance of our dialysis facilities. The ATRA and PAMA legislation may also affect the bundle of items and services for which we are reimbursed. For example, the inclusion of oral-only ESRD-related drugs in the bundled payment was delayed by ATRA until 2016, was further delayed by PAMA until at least 2024, and was finally delayed by the Stephen Beck, Jr. Achieving a Better Life Experience Act of

2014 until January 1, 2025. CMS also adopted a regulation implementing this delay until January 1, 2025 in the Final Rule. The Final Rule also established a drug designation process for determining when a product is no longer an oral-only drug and for determining when new injectibles and intravenous products will be included in the ESRD bundled payment, which could adversely affect our results of operations, cash flows and revenues as a result of being required to provide these drugs without additional reimbursement.

              Federal budget sequestration cuts, including a 2% reduction to Medicare payments, have affected and will continue to affect our revenues, earnings and cash flows. On August 2, 2011, President Obama and the U.S. Congress enacted the Budget Control Act of 2011 to increase the federal government's borrowing authority (the "debt ceiling") and reduce the federal government's projected operating deficit, which resulted in sequestration. In addition, President Obama and members of the U.S. Congress proposed various spending cuts and tax reform initiatives, some of which could result in changes (including substantial reductions in funding) to Medicare, Medicaid or Medicare Advantage Plans. These measures have affected and will continue to affect our revenues, earnings and cash flows. Future federal legislation relating to the debt ceiling or deficit reduction may also have a negative impact on our financial performance.

              The Trade Preferences Extension Act of 2015 (the "TPE Act") was enacted on June 29, 2015 and allows outpatient dialysis facilities to receive Medicare reimbursement for renal dialysis services furnished to individuals with acute kidney injury ("AKI") on or after January 1, 2017. The TPE Act will allow our facilities to receive Medicare reimbursement for services furnished to individuals with acute kidney injuries, resulting in a new stream of revenue. However, there is no guarantee that Medicare will reimburse dialysis treatments for AKI at a level that will allow us to satisfy our related operating expenses or that we will otherwise generate revenue from the provision of AKI services in our facilities.

The ESRD Quality Incentive Program may adversely affect our results of operations, cash flows and revenues.

              The ESRD Quality Incentive Program, which was established by MIPPA and is administered by CMS, is designed to promote the provision of high-quality dialysis services in outpatient dialysis facilities. Under the ESRD QIP, a portion of the bundled per treatment payment that a dialysis facility receives from Medicare is tied to the facility's performance on certain quality of care measures. These measures include anemia management, dialysis adequacy, and other measures that CMS may specify from time to time, including iron management, bone mineral metabolism, vascular access and patient satisfaction. If a dialysis facility does not meet or exceed certain performance standards related to these measures during a performance year, the facility will be subject to a reduction in payments for all services performed during a subsequent payment year of up to 2%. CMS intends to modify the ESRD QIP over time, such that the quality measures selected, the performance scoring system and other factors that impact a dialysis facility's QIP performance will likely differ from year to year. The requirements for the ESRD QIP for payment years 2017, 2018 and 2019 are set forth in the Final Rule. The Final Rule modified the calculation for scoring facility performance on the Pain Assessment and Follow-Up reporting measure commencing in payment year 2018, replaced four clinical measures for payment year 2019 with a single comprehensive dialysis adequacy clinical measure, and revised the small facility adjuster, any of which could have an adverse impact on our ability to avoid or minimize payment reductions under the ESRD QIP. Under the ESRD QIP, our dialysis facilities may be subject to downward Medicare program payment adjustments that could adversely affect our results of operations, cash flows and revenues.

The federal government publishes performance and quality data on dialysis facilities and recently added a star rating system. If our facilities receive low ratings or if the ratings and data published by CMS are inaccurate, our revenues could be materially and adversely affected by a loss of patients or lack of new patients.

              On January 22, 2015, CMS added a star rating system to the Dialysis Facility Compare ("DFC") website, a portal that publishes qualitative and quantitative information regarding clinical outcomes and the efficacy of dialysis at Medicare certified dialysis facilities. The star rating system ranks facilities on a scale of 1 to 5 stars based on DFC quality measures and utilizes a normal distribution. Due to differences in patient populations, DFC quality measures, and accordingly, star ratings, can vary significantly between dialysis facilities without reflecting actual differences in treatment quality. Although CMS has recently established the ESRD Star Rating Technical Experts Panel to review the methodology for producing the star ratings, there is no guarantee that star ratings will accurately reflect the quality of care provided at a dialysis facility. If our facilities receive low star ratings or if data published on the DFC website is inaccurate, it could adversely affect our ability to retain or attract new patients, and, accordingly, adversely affect our revenues.

Changes in VA, state Medicaid or other non-Medicare government programs or payment rates could adversely affect our operating results and financial condition.

              For the year ended December 31, 2015, we derived approximately 2% of our revenues from patients primarily insured through the Department of Veterans Affairs (the "VA"). In December of 2010, the VA adopted the reimbursement methodology of the Medicare bundled payment system, resulting in a reduction in payments for dialysis services at centers such as ours that have a dialysis contract with the VA. To the extent payments are further reduced or to the extent we lose VA patients as a result of VA policies, our operating results and financial condition could be adversely affected.

              For the year ended December 31, 2015, we derived approximately 1.1% of our revenues from patients who have Medicaid as their primary insurer. As state governments face increasing budgetary pressure, they may propose reductions in payment rates, delays in the timing of payments, limitations on eligibility or other changes to Medicaid programs. Some states have already taken steps to reduce or delay payments. In addition, some states' Medicaid eligibility requirements mandate that enrollees in Medicaid programs provide documented proof of citizenship. Our revenues, earnings and cash flows could be negatively affected to the extent that we are not paid by Medicaid or other state programs for services provided to patients who are unable to satisfy the eligibility requirements. If state governments reduce the rates paid by Medicaid programs for dialysis and related services, delay the timing of payment for services provided, further limit eligibility for Medicaid coverage or adopt changes to the Medicaid payment structure that reduce our overall payments from Medicaid, then our revenues, earnings, and cash flows could be adversely affected.

Changes in clinical practices, payment rates or regulations relating to erythropoietin-stimulating agents and other pharmaceuticals could adversely affect our operating results and financial condition as well as our ability to care for patients.

              The Medicare bundled payment system includes reimbursement for erythropoietin-stimulating agents ("ESAs") such that ESA dosing variations do not change the amount paid to a dialysis facility. Many commercial insurance programs have been moving towards a bundled payment system inclusive of ESAs, while some continue to pay for ESAs separately. Further increases in utilization of ESAs for patients for whom the cost of ESAs is included in a bundled reimbursement rate, further decreases in reimbursement for ESAs and other pharmaceuticals that are not included in a bundled reimbursement rate, or changes to administration policies could have a material adverse effect on our revenues, earnings and cash flows. In addition, reductions in the frequency with which ESAs are administered by our facilities should reduce their operating costs. On the other hand, Medicare in the future may reduce the national base rate to take into account these lower costs. Any such reduction could have a negative impact on our revenues, earnings and cash flows.

              We may be subject to inquiries or audits from a variety of governmental bodies or claims by third parties related to our medication administration and billing policies for ESAs and other pharmaceuticals. Inquiries or audits from governmental bodies or claims by third parties would require management's attention and could result in significant legal expense. Any negative findings could result in substantial financial penalties or repayment obligations, mandates to change our practices and procedures as well as the attendant financial burden on us to comply with the obligations, and exclusion from future participation in federal healthcare programs.

Changes in the availability and cost of ESAs and other pharmaceuticals could adversely affect our operating results and financial condition as well as our ability to care for patients.

              Amgen Inc. ("Amgen") is the sole supplier of ESAs to our clinics with its drugs branded as EPOGEN® ("EPO") and Aranesp® ("Aranesp"), and it may unilaterally decide to increase its prices for these drugs at any time. We do not have the ability to pass on any price increases to Medicare and Medicaid and may not have the ability to pass on price increases to commercial payors. We also may not have access to certain other alternatives to ESAs that may be more cost-effective. Furthermore, even if we do have access to other ESAs, we cannot assure you that these ESAs would be cost-effective for us or work as effectively as EPO or Aranesp. Changes in the availability and cost of EPO, Aranesp, other ESAs and other renal-related pharmaceuticals could have a material adverse effect on our earnings and cash flows and ultimately reduce our income.

If our suppliers are unable to meet our needs, if there are material price increases or if we are unable to effectively access new technology, our operating results and financial condition could be adversely affected.

              The available supply of ESAs from Amgen could be delayed or reduced, whether by Amgen itself, through unforeseen circumstances or as a result of excessive demand. If Amgen is unable to meet our needs for EPO or EPO alternatives, including in the event of a product recall, and we are not able to find adequate alternative sources, it could adversely affect our operating results and financial condition. In addition, Amgen may terminate for convenience with 30 days' notice the group purchasing organization agreement through which we are supplied ESAs.

              In addition, the technology related to EPO is subject to new developments that may result in superior products. If we are not able to access these superior products on a cost-effective basis or if suppliers are not able to fulfill our requirements for products, we could face patient attrition which could adversely affect our operating results and financial condition.

              We monitor our relationships with suppliers to better anticipate any potential shortages and reduce the likelihood of the loss of a supplier. We also have systems in place to mitigate shortages and price increases. However, if we experience shortages or material price increases that we are unable to mitigate, this could adversely affect our operating results and financial condition.

              Due to manufacturing issues experienced by a supplier as well as increased overall demand for sterile solutions, there is a current shortage of peritoneal dialysis solution affecting dialysis providers and patients throughout the United States. We are subject to supply restrictions imposed by this supplier which have the effect of limiting the number of patients who may elect to receive peritoneal dialysis through our facilities each month. Although our supplier has indicated that these supply restrictions may be lifted in early 2016, there can be no guarantee that these restrictions will be lifted at that time or at a future date. The ongoing imposition of restrictions on the supply of peritoneal dialysis solution could have a negative impact on our revenues, earnings and cash flows.

The development of new technologies could adversely affect our revenues, earnings and cash flows.

              The development of new kidney transplant technologies could decrease the need for dialysis services. Similarly, the development of new home dialysis technologies could decrease our in-center patient population and require us to refocus on providing home dialysis services. If new technologies are developed that require changes to our business structure or that otherwise decrease our in-center patient population, it could adversely affect our revenues, earnings, and cash flows.

There are significant risks associated with estimating the amount of revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.

              There are significant risks associated with estimating the amount of revenues that we recognize in a reporting period. Ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage, and other payor issues complicate the billing and collection process. In addition, laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. Determining applicable primary and secondary coverage for an extensive number of patients at any point in time, together with the changes in patient coverage that occur each month, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with federal health insurance programs are also subject to risk related to estimating amounts not paid by the primary government payor that will ultimately be collectible from a secondary payor or the patient. Collections, refunds and payor retractions typically continue to occur for up to three years or longer after services are provided. If our estimates of revenues are materially inaccurate, it could impact the timing and amount of our recognition of revenues and have a significant impact on our operating results and financial condition.

If we do not timely or accurately bill for our services, our revenues, bad debt expense and cash flows may be adversely affected.

              We are subject to a number of complex billing requirements. The process of providing medical care prior to receiving payment or determining a patient's ability to pay carries risks which may adversely affect our revenues, bad debt expense and cash flows. Payor billing requirements may differ by the type of payor as well as by the individual payor contract. Reimbursement for services we provide may be conditioned upon, amongst other requirements, properly coding and documenting services. Further, payors may fail to pay or refuse to pay for services even when properly billed. Additional factors that may influence our ability to receive reimbursement include, but are not limited to:

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  Payor disputes regarding which party is responsible for payment;

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  Variations in the amount or type of coverage for similar services amongst various payors; and

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  Implementation of new coding standards or requirements, including International Classification of Diseases, 10th Edition ("ICD-10"), which may require more information or documentation.

              If we are unable to meet payor billing requirements, reimbursement may be denied or delayed, which could adversely affect our revenues, bad debt expense and cash flows.

Federal or state healthcare reform laws could adversely affect our operating results and financial condition.

              In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, commonly and jointly referred to as the Affordable Care Act (the "ACA"). The ACA, among other things, increased the number of individuals with private insurance coverage and Medicaid, implemented reimbursement policies that tie payment to quality, facilitated the creation of accountable care organizations that may use capitation and other alternative payment methodologies, strengthened enforcement of fraud and abuse laws and encouraged the use of information technology. Some of these changes require implementing regulations which have not yet been drafted or have been released only as proposed rules.

              While the ACA was intended to increase the number of insured persons by expanding eligibility for public programs or assistance and compelling individuals and employers to purchase health coverage, the ACA may increase pricing pressure on existing commercial payors by seeking to reform the underwriting and marketing practices of health plans. As a result, some commercial payors have sought and may continue to seek to lower their rates of reimbursement for the services we provide.

              In addition, the ACA introduced healthcare insurance exchanges, which provide a marketplace for eligible individuals and small employers to purchase healthcare insurance. Although we cannot predict the short or long term effects of these measures, we believe the healthcare insurance exchanges could result in a reduction in the number of patients covered by traditional commercial insurance policies and an increase in the number of patients covered through the exchanges under more restrictive plans with lower reimbursement rates. To the extent that the implementation of such exchanges results in a reduction in patients covered by traditional commercial insurance or a reduction in reimbursement rates for our services from commercial or government payors, our revenues, earnings and cash flows could be adversely affected.

              We expect that additional federal and state healthcare reform measures will be adopted in the future and cannot predict how employers, private payors or persons buying insurance might react to these changes. Full implementation of the ACA or any future healthcare reform legislation may increase our costs, limit the amounts that federal and state governments and other third-party payors will pay for healthcare products and services, expose us to expanded liability or require us to revise the ways in which we conduct our business, any of which could materially adversely affect our business, results of operations and financial condition.

If we fail to adhere to all of the complex federal, state and local government regulations that apply to our business, we could suffer severe consequences that could adversely affect our operating results and financial condition.

              Our dialysis operations are subject to extensive federal, state and local government regulations, all of which are subject to change. These government regulations currently relate, among other things, to:

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  government healthcare program participation requirements;

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  requirements related to reimbursement for patient services, including Medicare and Medicaid reimbursement rules and regulations, rules addressing the priority of payors, signature and documentation requirements, and coding requirements;

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  federal and state anti-kickback laws, the federal physician self-referral prohibition statute (the "Stark Law") and analogous state physician self-referral statutes;

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  false claims prohibitions for healthcare reimbursement programs and other fraud and abuse laws and regulations, including the federal False Claims Act, a provision in the ACA extending the federal False Claims Act to include, under certain circumstances, claims based on violations of the federal anti-kickback law, and other civil monetary penalty laws, including laws prohibiting offering or giving remuneration to any beneficiary of a federal healthcare program that such person knows or should know is likely to influence the beneficiary to order or receive any item or service reimbursable under such program;

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  federal and state laws regarding record keeping requirements, privacy and security protections applicable to the collection, use and disclosure of protected health and other personally identifiable information, security breach notification requirements relating to protected health and other personally identifiable information, and standards for the exchange of electronic health information, electronic transactions and code sets and unique identifiers for providers;

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  corporate practice of medicine;

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  licensing and certification requirements applicable to our dialysis clinics;

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  certificate of need laws and regulations; and

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  regulation related to health, safety and environmental compliance, including medical waste disposal.

              Because of the breadth of these laws and the strict requirements of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and exclusion from federal healthcare programs. As many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations, there is an increased risk that we may be found to have violated them. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

              In addition, the laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business.

              We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities under existing or new healthcare laws will not result in a determination that could materially adversely affect our operations. If such a determination is made, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings cash flows and financial condition including:

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  suspension, exclusion or termination of our participation in government payment programs;

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  refunds to the government and third-party payors of amounts received in violation of law or applicable program or contract requirements;

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  loss of required government certifications or exclusion from government payment programs;

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  loss of licenses or certificates of need required to operate healthcare clinics in some of the states in which we operate;

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  reductions in payment rates or coverage for dialysis and ancillary services and related pharmaceuticals;

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  fines, damages, monetary penalties, and civil or criminal liability for violations of anti-kickback laws, the Stark Law, state self-referral and anti-kickback prohibitions, and submission of false claims based on violations of law or other failures to meet regulatory requirements;

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  becoming subject to a corporate integrity agreement and the retention of an independent monitor to monitor compliance with such an agreement;

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  enforcement actions by governmental agencies or state claims for monetary damages by patients who believe their protected health information has been used, disclosed or not properly safeguarded in violation of federal or state patient privacy laws, including Health Insurance Portability and Accountability Act of 1996;

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  mandated changes to our practices or procedures, including with respect to our billing and business practices, that significantly increase operating expenses;

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  termination of relationships with medical directors, joint venture partners or other healthcare providers; and

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  harm to our reputation, which could impact our business relationships, affect our ability to obtain financing and decrease access to new business opportunities.

Heightened federal and state investigation and enforcement efforts could subject us to increased costs of compliance and material adverse consequences.

              Both federal and state government agencies, as well as commercial payors, have heightened and coordinated audits and administrative, civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These investigations relate to a wide variety of topics, including cost reporting and billing practices, quality of care, financial reporting, financial relationships with referral sources, and medical necessity of services provided.

              To enforce compliance with the federal laws, the U.S. Department of Justice and the Department of Health and Human Services Office of Inspector General ("OIG") have increased their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management's attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and mandatory minimum penalties of $5,500 to $11,000 per false claim or statement, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings, including qui tam or whistleblower suits brought by private individuals on behalf of the government. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' compliance with the healthcare reimbursement rules and fraud and abuse laws.

              State governments have also increased enforcement efforts against healthcare providers in connection with anti-fraud, physician self-referral and other laws. We may be especially susceptible to enforcement risks in states where we have large concentrations of business and in states in which we establish new JVs but in which we may be unfamiliar with the regulatory requirements. To the extent that we become the subject of such enforcement activities, in addition to any adverse legal consequences, such enforcement could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

              In particular, the dialysis services industry has been subject to scrutiny by the federal government, and some of our competitors have been or are currently under investigation. In the last year, one of our competitors paid the federal government a substantial amount to settle allegations of illegal kickbacks under the False Claims Act and was required to enter into a corporate integrity agreement with the OIG, under which an independent monitor was appointed to review and supervise certain aspects of its business. Certain proceedings against companies in our industry may be filed under seal, such as a whistleblower action under the federal False Claims Act. Although we cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for these investigations to continue for a considerable period of time. Responding to these investigations can require substantial management attention and significant legal expense, which could materially adversely affect our operations. Further, in many cases the mere existence or announcement of any such inquiry could have a material adverse effect on our business. If we become the subject of an investigation, it could cause us to incur significant legal expenses, divert our management's attention from the operation of our business or result in adverse publicity. Any negative findings could result in substantial financial penalties against us, exclusion from future participation in the Medicare, Medicaid and other federal healthcare programs, and, in some cases, criminal penalties, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our arrangements and relationships with our physician partners and medical directors do not satisfy all of the elements of safe harbors to the federal anti-kickback statute and certain state anti-kickback laws and, as a result, may subject us to government scrutiny or civil or criminal monetary penalties or require us to restructure such arrangements.

              We endeavor to structure our JV arrangements and medical director agreements, including agreements with our chief medical officers, to comply with applicable laws and government regulations and applicable safe harbors. Our business model is focused on JVs with nephrologist partners, and we endeavor to structure these JVs in compliance with the federal anti-kickback statute, the Stark Law, and analogous state anti-kickback and self-referral laws, including the exceptions applicable to Medicare ESRD services. In addition, our chief medical officers have been granted stock options in ARA and a number of our physician partners own shares of ARA as a result of common stock offerings that we have made. Substantially all of our JVs with physicians or physician groups also involve the provision of medical director services by our nephrologist partners to those clinics. Under Medicare regulations, each of our dialysis clinics is required to have an active medical director who is responsible for decision-making in analyzing core processes and patient outcomes and in stimulating a team approach to continuous quality improvement and patient safety. For these services, we retain a physician on an independent contractor basis at an annual fixed fee to serve as the medical director.

              We believe that our relationships with our physician partners, which include our medical directors, meet many but not all of the elements of the safe harbors to the federal anti-kickback statute and may not meet all of the elements of analogous state safe harbors. Arrangements that do not meet all of the elements of a safe harbor do not necessarily violate the federal anti-kickback statute, but are susceptible to government scrutiny. The OIG has issued guidance expressing concerns about joint ventures with referring physicians and the Department of Justice has pursued actions relating to joint venture arrangements between physicians and other healthcare providers. Accordingly, there is some risk that the OIG, the Department of Justice or another government agency might investigate our JV arrangements and medical director contracts. In addition, if the government were to interpret the physician self-referral laws such that they viewed our operations to be in violation of such laws, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

              If our arrangements with our physician partners and medical directors were investigated and determined to violate the federal anti-kickback statute, Stark Law, or analogous state laws, we could be required to restructure these relationships and there can be no assurances that we could successfully restructure those relationships. We could become subject to a corporate integrity agreement, which requires costly external monitors and could require changes to our operations. We could also be subjected to civil and criminal penalties and severe monetary consequences that could adversely affect our operating results and financial condition, including, but not limited to, the repayment of amounts received from Medicare by the offending clinics and the payment of penalties and possible exclusion from federal healthcare programs. Additionally, new federal or state laws could be enacted that would construe our relationships with our physician partners as violating applicable law or result in the imposition of penalties against us or our facilities. If any of our business arrangements with physician partners were alleged or deemed to violate the federal anti-kickback statute or similar laws, or if new federal or state laws or regulations were enacted rendering these arrangements illegal, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

If our arrangements are found to violate the Stark Law, it may subject us to government scrutiny or monetary penalties or require us to restructure such arrangements.

              As the Stark Law prohibits physician self-referral for certain designated health services ("DHS") and is a strict liability statute, we may be subject to liability due to the referral practices of our physician partners. None of the Stark Law exceptions applicable to physician ownership interests in entities to which they make referrals for DHS apply to the kinds of ownership arrangements that our physician partners hold in our JVs. If a center bills for DHS referred by our physician partners, the claims would not be payable and the dialysis center could be subject to the Stark Law penalties described below. See "Business—Government Regulation—Stark Law."

              If CMS determined that we have submitted claims in violation of the Stark Law, the claims would not be payable and we could be subject to the penalties described below. In addition, it might be necessary to restructure existing compensation agreements with our medical directors and to repurchase or to request the sale of ownership interests in our JVs held by our physician partners or, alternatively, to refuse to accept referrals for DHS from these physicians. Any such penalties and restructuring could have a material adverse effect on our business, prospects, results of operations and financial condition.

If our arrangements are found to violate state laws prohibiting the corporate practice of medicine or fee-splitting, we may not be able to operate in those states.

              The laws and regulations relating to our operations vary from state to state, and many states prohibit general business corporations, as we are, from practicing medicine, controlling physicians' medical decisions or engaging in some practices such as splitting professional fees with physicians. In some states, these prohibitions are expressly stated in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. We have endeavored to structure our activities and operations to avoid conflict with state law restrictions on the corporate practice of medicine, and we have endeavored to structure all of our corporate and operational agreements to conform to any licensure requirements, fee-splitting and related corporate practice of medicine prohibitions. However, other parties may assert that we are engaged in the corporate practice of medicine or unlawful fee-splitting despite the way we are structured. Were such allegations to be asserted successfully before the appropriate judicial or administrative forums, we could be subject to adverse judicial or administrative penalties, certain contracts could be determined to be unenforceable and we may be required to restructure our contractual arrangements. We may not be able to operate in certain states, which would adversely impact our business, financial condition and results of operations.

We are subject to CMS certification, claims processing requirements and audits, and any adverse findings in a CMS review could adversely affect our operating results and financial condition.

              The Medicare and Medicaid reimbursement rules related to claims submission, clinic and professional licensing requirements, cost reporting and payment processes impose complex and extensive requirements upon dialysis providers. A violation or departure from these requirements may result in government audits, lower reimbursements, overpayments, recoupments or voluntary repayments, and the potential loss of certification to participate in the Medicare and Medicaid program. CMS has increased the frequency and intensity of its certification inspections of dialysis clinics.

              We are also subject to prepayment and post-payment reviews. CMS relies on a network of multi-state, regional contractors to process Medicare claims and audit healthcare providers. In addition, CMS has established a network of privately contracted auditors, called Recovery Audit Contractors ("RACs"), which conduct post-payment reviews to identify improper payments made by Medicare to providers. RACs are paid on a contingency basis for all overpayments identified and recovered. CMS also has a network of Zone Program Integrity Contractors, which investigate instances of suspected fraud, waste and abuse, and may refer cases to CMS for administrative action or to law enforcement for civil or criminal prosecution. If such claims are pursued by CMS or law enforcement, the penalties may be severe and may include, but not be limited to, substantial fines and exclusion from government healthcare programs.

              The ACA established a requirement for providers and suppliers to report and return any overpayments received from government payors under the Medicare and Medicaid programs within sixty (60) days of identification. Failure to identify and return such overpayments exposes the provider or supplier to False Claims Act liability. As set forth in the final rule issued by CMS on February 12, 2016, providers and suppliers have a duty to exercise reasonable diligence to determine whether a Medicare overpayment exists. If we fail to identify, process and refund overpayments to the government in a timely manner, or if any audit, enforcement action or payment review reveals any failure to report and return an identified overpayment or a suspected instance of fraud, waste or abuse, we could be subject to substantial costs and penalties, which could adversely affect our operating results and financial condition.

Delays in Medicare and state Medicaid certification of our dialysis clinics could adversely affect our operating results and financial condition.

              We are required to obtain federal and state certification for participation in the Medicare and Medicaid programs before we can begin billing for patients treated in our clinics who are enrolled in government-based programs. Due to budgetary pressures and staffing limitations, significant delays in obtaining initial certification have occurred in some states and additional delays may occur in the future. Failures or delays in obtaining certification could cause significant delays in our ability to bill for services provided to patients covered under government programs, cause us to incur write-offs of investments or accelerate the recognition of lease obligations in the event we have to close clinics or our clinics' operating performance deteriorates. This could have an adverse effect on our growth and operating results.

We may be required, as a result of this offering or future changes in our ownership structure, to comply with notification and reapplication requirements in order to maintain our licenses, permits, certifications or other authorizations to operate, and failure to do so, or an allegation that we have failed to do so, could result in payment delays, forfeitures of payments or civil and criminal penalties.

              We are subject to various federal, state and local licensing and certification laws with which we must comply in order to maintain authorization to provide, or receive payment for, our services. Compliance with such requirements is complicated by the fact that such requirements differ from jurisdiction to jurisdiction, and in some cases are not uniformly applied or interpreted even within the same jurisdiction. Failure to comply with these requirements can lead to delays in payment and refund requests as well as civil or criminal penalties.

              In certain jurisdictions, changes in our ownership structure, including changes in beneficial ownership of our company, require pre-transaction or post-transaction notification to state governmental licensing and certification agencies. Relevant laws in some jurisdictions may also require reapplication or reenrollment and approval to maintain or renew our licensure, certification, contracts or other operating authority. The extent of such notices and filings may vary in each jurisdiction in which we operate.

              While we intend to comply with any notification, reenrollment or reapplication requirements that may result from this offering or future changes in our ownership structure, we cannot assure you that the agencies that administer these programs will not find that we have failed to comply in some manner. A finding of non-compliance and any resulting payment delays, refund demands or other sanctions could have a material adverse effect on our business, financial condition or results of operations.

Because our senior management has been key to our growth and success, we may be materially adversely affected if we lose any member of our senior management.

              We are highly dependent on our senior management. Although we have employment agreements with our chairman and chief executive officer, president, chief operating officer, chief financial officer and general counsel, we do not maintain "key man" life insurance policies on any of our officers. Because our senior management has contributed greatly to our growth since inception, the loss of key management personnel or our inability to attract, retain and motivate sufficient members of qualified management or other personnel could have a material adverse effect on us.

If patients no longer choose to use our dialysis clinics, or if a significant number of physicians or hospitals were to cease recommending our dialysis clinics to patients, our revenues would decrease.

              Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic's staff, convenient scheduling and a clinic's location and physical condition. Physicians may change their facility recommendations at any time, which may result in the transfer of our existing patients to competing clinics, including clinics established by the physicians themselves. Our dialysis care business also depends on recommendations by hospitals, managed care plans, other payors and other healthcare institutions. If a significant number of providers cease recommending their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.

We depend on our relationships with our medical directors. Our ability to provide medical services at our facilities would be impaired and our revenues reduced if we were not able to maintain these relationships.

              Our ability to attract physicians to become medical directors at our clinics is essential to the growth of our business. Our business depends, in part, on the strength of our relationships with these physicians. Our revenues would be reduced if we lost relationships with key medical directors or groups of medical directors. If we were not able to attract or maintain these relationships, our ability to provide medical services at our facilities would be impaired. Our business also depends on the efforts and success of the physicians who are medical directors at our clinics. The efforts of these medical directors directly correlate to the patient satisfaction and operating metrics of our clinics. Any failure of these medical directors to maintain the quality of medical care provided or to otherwise adhere to professional guidelines at our clinics or any damage to the reputation of a key medical director or group of medical directors could damage our reputation, subject us to liability and significantly reduce our revenues.

              The Medicare conditions for coverage for ESRD facilities require that our medical directors be board-certified in internal medicine or pediatrics by a professional board and complete a board-approved training program in nephrology. Where a physician is not available with these qualifications, we seek a waiver of this requirement for our medical director from CMS. For certain of our facilities, physicians with these qualifications are not available, and we have obtained waivers from CMS for the medical directors of these facilities. If we are unable to attract physicians with these qualifications to become our medical directors or are unable to obtain waivers of this requirement for our medical directors, it could result in the closure of facilities and have a material adverse effect on our business, prospects, results of operations and financial condition.

              In addition, we may take actions to restructure existing relationships or take positions in negotiating extensions of relationships to assure compliance with the anti-kickback statute, Stark Law and other similar laws. These actions could negatively impact the decision of physicians to extend their medical director agreements with us. If the terms of any existing agreement are found to violate applicable laws, we may not be successful in restructuring the relationship, which could lead to the early termination of the agreement. If a significant number of our physician partners were to cease using our dialysis clinics, our revenues, earnings and cash flows would be substantially reduced.

If we cannot renew our medical director agreements or enforce the noncompetition provisions of our medical director agreements, whether due to regulatory or other reasons, our operating results and financial condition could be materially and adversely affected.

              Our medical director contracts are typically for fixed initial ten-year periods with automatic renewal options. Medical directors have no obligation to extend their agreements with us. We may take actions to restructure existing relationships or take positions in negotiating extensions of relationships in an effort to meet the safe harbor provisions of the anti-kickback statute, Stark Law and other similar laws. These actions could negatively impact the decision of physicians to extend their medical director agreements with us. If the terms of any existing agreement are found to violate applicable laws, we may not be successful in restructuring the relationship which could lead to the early termination of the agreement. If a medical director agreement terminates, whether before or at the end of its term, we may be unable to find a replacement medical director with comparable qualifications, and the business, results of operations, financial condition and quality of medical services of the facility may be adversely affected.

              Our medical director agreements generally provide for noncompetition restrictions prohibiting the medical directors from owning an interest in or serving as a medical director of a competing facility within specified geographical areas for specified periods of time. If we are unable to enforce the noncompetition provisions contained in our medical director agreements, it is possible that these medical directors may choose to provide medical director services for competing providers or establish their own dialysis clinics in competition with ours. Our inability to enforce noncompetition provisions and related patient attrition could materially and adversely affect our operating results and financial condition.

Our business is subject to substantial competition and could be adversely affected if we are unable to compete effectively in the dialysis services industry.

              The dialysis services industry is highly competitive. Because of the lack of barriers to entry into the dialysis services business and the ability of nephrologists to be medical directors for their own clinics, competition for growth in existing and expanding markets is not limited to large competitors with substantial financial resources. According to CMS data, there were more than 6,490 dialysis clinics in the United States as of December 31, 2015. We face competition from large and medium-sized providers for patients and for the acquisition of existing dialysis clinics. We face particularly intense competition for the identification of nephrologists, whether as attending physicians, medical directors or physician partners. In many instances, our competitors have taken steps to include comprehensive non-competition provisions within various agreements, thereby limiting the ability of physicians to serve as medical directors or potential joint venture partners for competing dialysis clinics. These non-competition provisions often contain both time and geographic limitations during the term of the agreement and for a period of years thereafter. Such non-competition provisions may limit our ability to compete effectively for nephrologists.

              In addition, the dialysis services industry has undergone rapid consolidation. As of the end of 2013, according to the USRDS 2015 Annual Data Report, Fresenius Medical Care and DaVita Healthcare Partners Inc. accounted for 64.1% of dialysis treatments and 68.3% of dialysis patients in the United States. The largest not-for-profit provider of dialysis services, Dialysis Clinic, Inc., accounted for 3.3% of dialysis treatments and 3.1% of dialysis patients in the United States. Hospital-based providers accounted for 9.5% of dialysis treatments and 4.3% of dialysis patients in the United States, while independent providers and small- and medium-sized dialysis organizations, including our company, collectively accounted for the remainder. Since the time of the data reported in the USRDS 2015 Annual Data Report, consolidation has increased due to recent acquisitions, intensifying competition in the dialysis services industry. If we are unable to compete effectively in the dialysis services industry, our business, prospects, results of operations and financial condition could be materially and adversely affected.

Our competitors have increasingly adopted a JV model and compete with us for establishing de novo clinics, acquiring existing dialysis clinics and engaging medical directors, which could materially adversely impact our growth prospects.

              The development, acquisition and operation of dialysis clinics is highly competitive. Our competition comes from other dialysis clinics, many of which are owned by much larger public companies, small to mid-sized private companies, acute care hospitals, nursing homes and physician groups. The dialysis services industry is rapidly consolidating, resulting in several large dialysis services companies competing with us for the acquisition of existing dialysis clinics and the development of relationships with nephrologists to serve as medical directors for new clinics. Over the past few years, several dialysis companies, including some of our largest competitors, have adopted a JV model of dialysis clinic ownership resulting in increased competition in the development, acquisition and operation of JV dialysis clinics. Competition to develop clinics using a JV model could materially adversely affect our growth as well as our operating results and financial condition. Some of our competitors have significantly greater financial resources, more dialysis clinics, a significantly larger patient base, and are vertically integrated, and, accordingly may be able to achieve better economies of scale by asserting leverage against their suppliers, payors and other commercial parties. In addition, because of the ease of entry into the dialysis business and the ability of physicians to serve as medical directors for their own centers, competition for growth in existing and expanding markets is not limited to large competitors with substantial financial resources. We may experience competition from former medical directors or attending physicians who open their own dialysis centers. If we face a reduction in the number of our medical directors or physician partners, it could adversely affect our business.

Deteriorations in economic conditions, particularly in states where we operate a large number of clinics, as well as disruptions in the financial markets could adversely impact our operating results and financial condition.

              Deteriorations in economic conditions could adversely affect our operating results and financial condition. Among other things, the potential decline in federal and state revenues that may result from these conditions may create additional pressures to contain or reduce reimbursements for our services from Medicare, Medicaid and other government sponsored programs. Our business may be particularly sensitive to economic conditions in certain states in which we operate a large number of clinics, such as Florida (39 clinics), Texas (19 clinics), Georgia (18 clinics), Ohio (16 clinics), Rhode Island (9 clinics) or others. Slow improvement in the unemployment rates in the United States as a result of adverse economic conditions has and may continue to result in a smaller percentage of patients being covered by commercial payors and a larger percentage being covered by lower-paying Medicare and Medicaid programs. Employers may also select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are adversely affected by a decline in the economy, we may experience further pressure on commercial rates, delays in fee collections and a reduction in the amounts we are able to collect. Any or all of these factors, as well as other consequences of the deterioration in economic conditions which currently cannot be anticipated, could adversely impact our operating results and financial condition.

If we fail to comply with current or future laws or regulations governing the collection, processing, storage, access, use, security and privacy of personally identifiable, protected health or other sensitive or confidential information, our business, reputation and profitability could suffer.

              The privacy and security of personally identifiable, protected health and other sensitive or confidential information that is collected, stored, maintained, received or transmitted in any form or media is a major issue in the healthcare industry. Along with our own confidential data and information, we collect, process, use and store a large amount of such hard-copy and electronic data and information from our patients and employees. We must comply with numerous federal and state laws and regulations governing the collection, processing, sharing, access, use, security and privacy of personally identifiable information, including protected health information ("PHI"). Such laws and regulations include but are not limited to the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations and the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations (collectively, "HIPAA"), and state data breach disclosure laws. If we fail to comply with applicable privacy and security laws, regulations and standards, properly protect the integrity and security of our facilities and systems and the data located within them, protect our proprietary rights to our systems, or defend against cybersecurity attacks, or if our third-party service providers fail to do any of the foregoing with respect to data and information accessed, used or collected on our behalf, our business, reputation, results of operations and cash flows could be materially and adversely affected.

              Privacy laws, including those that specifically cover PHI, are changing rapidly and subject to differing interpretations. New laws, regulations and standards relating to privacy and security, whether implemented pursuant to HIPAA or otherwise, could have a significant effect on the manner in which we must handle healthcare-related data, and the cost of monitoring and complying with such laws, regulations and standards could be significant. We cannot provide assurances with regard to how governmental regulation and other legal obligations related to privacy and security will be interpreted, enforced or applied to our operations. If we do not properly comply with existing or new laws and regulations related to PHI, we could be subject to threatened or actual civil or criminal proceedings, investigations, actions, monetary fines, civil penalties or sanctions by government entities, consumer advocacy groups, private individuals or others.

              Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct our operations and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents. Our operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in our computer systems and networks, as well as those of our third-party service providers.

              We address our information and data security needs by relying on applicable members of our staff and third parties, including auditors and third-party service providers. We have implemented administrative, physical and technical safeguards to ensure the security of personally identifiable, protected health and other sensitive or confidential information that we collect, process, store, access or use, and we take commercially reasonable actions to ensure that our third-party service providers are taking appropriate security measures to protect the data and information they access, use or collect on our behalf. However, there is no guarantee that these measures can provide absolute security. Despite these efforts, our facilities and systems and those of our third-party service providers, as well as the data that they hold, may be vulnerable to security attacks and breaches caused by acts of vandalism, fraud or theft, computer viruses, criminal activity, coordinated attacks by activist entities, programming and/or human errors or other similar events. Because the techniques used to obtain unauthorized access, disable services or sabotage systems change frequently, may originate from less regulated and remote areas around the world and generally are not recognized until launched against us, we may be unable to proactively address these techniques or to implement adequate preventative measures. Emerging and advanced security threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations.

              Any security breach involving the misappropriation, loss, corruption or other unauthorized disclosure or use of personally identifiable, PHI or other sensitive or confidential information, including financial data, competitively sensitive information or other proprietary data, whether suffered by us or one of our third-party service providers, could have a material adverse effect on our business, reputation, financial condition, cash flows or results of operations. The occurrence of any of the foregoing events to us or a third-party service provider could result in business interruptions and delays, cessations in the availability of systems and our ability to provide services, potential liability and regulatory action, harm or loss to our reputation and relationships with our patients and vendors, investigations, monetary fines, civil or criminal suits, civil penalties or criminal sanctions, as well as significant costs, including as they relate to legal requirements to disclose the breach publicly, repairing any system damage, incentives offered to patients or others to maintain business relationships after a breach, and the implementation of measures to prevent future breaches. Any of the foregoing may result in a material adverse effect on our results of operations, financial position, and cash flows or our business reputation. In addition, concerns about our practices with regard to the collection, use, disclosure or security of personally identifiable and other sensitive or confidential information, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

Complications associated with implementing an electronic medical records system could have a material adverse effect on our revenues, cash flows and operating results.

              We are currently evaluating electronic medical record ("EMR") systems for implementation at our facilities. The cost of implementing an EMR system at our facilities may be significant, and the system's launch may be unsuccessful or may result in inefficiencies. Defects or design issues with the EMR may increase costs and subject us to additional regulatory risks. For example, problems with system implementation and operation may increase the likelihood of or cause noncompliance with federal and state security and privacy laws such as HIPAA and with requirements imposed by third-party payors. If such issues were to arise, they could materially adversely affect our revenues, cash flows and operating results.

We may be subject to liability claims for malpractice, professional liability and other matters which could harm our reputation or result in damages and other expenses not covered by insurance that could adversely impact us.

              The administration of dialysis services to patients subjects us to litigation and liability for damages based on an allegation of malpractice, professional negligence in the performance of our treatment and related services, the acts or omissions of our employees, or other matters. Our exposure to this litigation and liability for damages increases with growth in the number of our clinics and treatments performed. Potential judgments, settlements or costs relating to potential future claims, complaints or lawsuits could result in substantial damages and could subject us to the incurrence of significant fees and costs. In addition, our business, reputation profitability and growth prospects could suffer if we face negative publicity in connection with such claims, including claims related to adverse patient events, contractual disputes, professional and general liability and directors' and officers' duties. We maintain liability insurance in amounts that we believe are appropriate for our operations, including professional and general liability insurance. Our insurance coverage may not cover all claims against us, and insurance coverage may not continue to be available at a cost satisfactory to us to allow for the maintenance of adequate levels of insurance. If we incur damages or defense costs in connection with a claim that is outside the scope of any applicable insurance coverage or if one or more successful claims against us exceeded the coverage limit of our insurance, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our insurance costs have been increasing substantially over the last several years, and our coverage may not be sufficient to cover claims and losses.

              We maintain a program of insurance coverage against a broad range of risks in our business, including professional liability insurance, which is subject to deductibles. The premiums and deductibles under our insurance program have been increasing over the last several years as a result of general business rate increases. We are unable to predict further increases in premiums and deductibles, but based on recent experience, expect further increases in premiums and deductibles, which could adversely impact our earnings. The liability exposure of operations in the healthcare services industry has increased, resulting not only in increased premiums, but in limitations on the liability covered by insurance carriers. We may not be able to obtain necessary or sufficient insurance coverage for our operations upon expiration of our insurance policies, or obtain any insurance on acceptable terms, if at all, which could materially and adversely affect our business, financial condition and results of operations. In addition, we could be materially and adversely affected by the collapse or insolvency of our insurance carriers.

Material decisions regarding our dialysis clinics may require the consent of our joint venture partners, and we may not be able to resolve disputes.

              Our joint venture partners, who may be single practitioners, an affiliated group of nephrologists, hospitals or multi-practice institutions, participate in material strategic and operating decisions we make for our clinics. For example, we generally must obtain the consent of our joint venture partners before making any material amendments to the operating agreement for the dialysis clinic or admitting additional members. The operating agreement for a clinic may provide that we cannot take certain specified actions affecting that clinic without the consent of the joint venture partner(s) for that clinic. Such actions may include (i) a sale, transfer, liquidation or reorganization of all or substantially all of the clinic, or a merger or dissolution of the clinic, (ii) a lease of all or substantially all of the clinic, (iii) the admission of a new or substituted member, (iv) an amendment or modification of the applicable operating agreement or the constituent documents for the clinic, (v) certain transactions with affiliates, (vi) any capital calls except to the extent specifically provided, (vii) any hiring or firing of certain key employees of the clinic, (viii) entering into borrowing arrangements on behalf of the clinic or incurring other liabilities, in each case, exceeding specified amounts, and (ix) entering into any material agreements on behalf of the clinic where annual payments exceed a specified amount. The rights of our joint venture partners to approve material decisions could limit our ability to take actions that we believe are in our best interest and the best interest of the dialysis clinic. Some of our joint venture partners may have interests in multiple clinics and it may be more difficult for us to successfully negotiate or resolve disputes with such partners to the extent they have approval rights over material decisions for a number of clinics. We may not be able to resolve favorably, or at all, any dispute regarding material decisions with our joint venture partners.

We may be required to purchase the ownership interests of our physician partners, which may require additional debt or equity financing, and in certain limited circumstances some of our physician partners may have the right to purchase our JV ownership interests.

              A substantial number of our JV operating agreements grant our physician partners rights to require us to purchase their ownership interests, at fair market value, at certain set times or upon the occurrence of certain triggering events. Our nephrologist partners in each JV are generally required to collectively maintain a minimum percentage, most commonly at least 20%, of the total outstanding membership interests in the clinic following the exercise of their put rights. Event-based triggers of these rights in various JV operating agreements may include sale of assets, closure of the clinic, acquisitions over a certain dollar amount, departure of key executives and other events. Time-based triggers give physician partners at certain of our clinics the option to require us to purchase previously agreed upon percentages of their ownership interests at certain set dates. The time when some of the time-based put rights are exercisable may be accelerated upon the occurrence of certain events, such as a sale of all or substantially all of our assets, a change of control or this offering.

              The estimate of the fair values of the interests subject to these put provisions is a critical accounting estimate that involves significant judgments and assumptions and may not be indicative of the actual values at which these obligations may ultimately be settled in the future. The estimated fair values of the interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these obligations may be settled will vary depending upon clinic performance, market conditions and access to the credit and capital markets, and may increase as a result of this offering. As of December 31, 2015, we had recorded liabilities of approximately $80.8 million, for all existing time-based obligations, of which $22.0 million may be accelerated as a result of this offering, and approximately $27.4 million (including certain time-based put obligations that became event-based put obligations but are not currently exercisable), for all existing event-based obligations to our physician partners, of which $15.4 million may be accelerated as a result of this offering. The funds required to honor our put obligations may make it difficult for us to meet our other debt obligations, including obligations under our credit facilities or require us to incur additional indebtedness or issue additional common stock to fund such purchases.

              In addition, in certain limited circumstances, some of our JV operating agreements grant our physician partners rights to purchase our JV ownership interests. A limited number of our JV operating agreements do not exist in perpetuity and give our physician partners the right to purchase all of our membership interests within a specified period, at fair market value, or otherwise dissolve the JV. In the event of a change of control transaction, such as a merger or sale of all or substantially all of our assets or stock to a third party, some of our physician partners would have the right to purchase all of our JV ownership interests or require us to offer to sell our JV ownership interests to them, at a purchase price based on, in part, the transaction valuation. These provisions could adversely affect the value of our company to a potential acquirer and our ability to fully realize the value of a change of control transaction.

We may have a special legal responsibility to our physician partners, which may conflict with, and prevent us from acting solely in, our own best interests.

              We generally hold our ownership interests in facilities through JVs in which we maintain an ownership interest along with physicians. As majority managing member of most of our JVs, we may have fiduciary duties under state laws to manage these entities in the best interests of the minority interest holders. We may encounter conflicts between our responsibility to further the interests of these physician partners and our own best interests. For example, we have entered into management agreements to provide management services to the dialysis clinics in exchange for a fee. Disputes may arise as to the nature of the services to be provided or the amount of the fee to be paid. Disputes may also arise between us and our physician partners with respect to a particular business decision or regarding the interpretation of the provisions of the applicable JV operating agreement. In addition, disputes may arise as to the amounts and timing of distributions we make to our physician partners. In these cases, we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests. We seek to avoid these disputes and have not implemented any measures to resolve these conflicts if they arise. If we are unable to resolve a dispute on terms favorable or satisfactory to us, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

Shortages of qualified skilled clinical personnel, or higher than normal turnover rates, could affect our ability to grow and deliver quality, timely and cost-effective care services.

              We depend on qualified nurses and other skilled clinical personnel to provide quality service to patients in our clinics. Competition is intense for qualified nursing, technical staff and nephrologists. We depend on our ability to attract and retain skilled clinical personnel to support our growth and generate revenues. There is currently a shortage of skilled clinical personnel in many of the markets in which we operate our clinics as well as markets in which we are considering opening new clinics. This nursing shortage may adversely affect our ability to grow or, in some cases, to replace existing staff, thereby leading to disruptions in our services. In addition, this shortage of skilled clinical personnel and the more stressful working conditions it creates for those remaining in the profession are increasingly viewed as a threat to patient safety and may trigger the adoption of state and federal laws and regulations intended to reduce that risk. For example, some states have adopted or are considering legislation that would prohibit forced overtime for nurses or establish mandatory staffing level requirements.

              In response to the shortage of skilled clinical personnel, we have increased and are likely to have to continue to increase our wages and benefits to recruit and retain nurses or to engage contract nurses at a higher expense until we hire permanent staff nurses. We may not be able to increase the rates we charge to offset increased costs. The shortage of skilled clinical personnel may in the future delay our ability to achieve our operational goals at a dialysis clinic by limiting the number of patients we are able to service. The shortage of skilled clinical personnel also makes it difficult for us in some markets to reduce personnel expense at our clinics by implementing a temporary reduction in the size of the skilled clinical personnel staff during periods of reduced patient admissions and procedure volumes. In addition, we believe that retention of skilled clinical personnel is an important factor in a patient's decision to continue receiving treatment at one of our clinics. If we are unable to hire skilled clinical personnel when needed, or if we experience a higher than normal turnover rate for our skilled clinical personnel, our operations and treatment growth will be negatively impacted, which would result in reduced revenues, earnings and cash flows.

              Growing numbers of skilled clinical personnel are also joining unions that threaten and sometimes call work stoppages. Although we do not currently directly employ personnel that are members of a union, we lease employees in New York and the District of Columbia that are members of unions. Accordingly, we are required to abide by certain laws, regulations and procedures in our interactions with these employees. Union organizing activities at our clinics could adversely affect our operating costs, our employee relations, productivity, earnings and cash flows. If union organizing activities or other national or local trends result in an increase in labor and employment costs or claims, including class action lawsuits, our operating costs, earnings and cash flows could be adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

              We have substantial indebtedness. As of December 31, 2015, we had total consolidated long-term indebtedness of $658.6 million (or $             million on a pro forma basis giving effect to the NewCo Distribution and the Refinancing as if they had occurred on December 31, 2015). Our high level of indebtedness could, among other consequences:

  •
  make it more difficult for us to satisfy our obligations under our indebtedness, including our credit facilities, exposing us to the risk of default, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern;

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  require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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  increase our vulnerability to general adverse economic and industry conditions;

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  place us at a disadvantage compared to our competitors that have less debt;

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  expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our credit facilities will be variable;

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  increase our cost of borrowing;

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  limit our ability to borrow additional funds; and

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  require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

              Substantially all of our indebtedness is floating rate debt. We are exposed to interest rate volatility to the extent such interest rate risk is not hedged. We have and may continue to enter into swaps to reduce our exposure to floating interest rates as described under "—We may utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty creditworthiness or non-performance of these instruments."

Our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

              Our credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

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  incur additional indebtedness;

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  incur liens;

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  make investments and sell assets;

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  pay dividends and make other distributions;

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  purchase our stock;

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  engage in business activities unrelated to our current business;

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  enter into transactions with affiliates; or

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  consolidate, merge or sell all or substantially all of our assets.

              In addition, under our credit facilities, we are required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of those covenants could result in a default under our credit facilities. Upon the occurrence of an event of default under our credit facilities, our lenders could elect to declare all amounts outstanding under our credit facilities to be immediately due and payable and terminate all commitments to extend further credit.

              As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately.

              This, in turn, could cause our other debt, including debt under our credit facilities, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

Our ability to repay our indebtedness depends on the performance of our subsidiaries and their ability to make distributions to us.

              We are a holding company. We have no operations of our own and derive all of our revenues and cash flow from our joint venture and other subsidiaries. We depend on our joint venture subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations, including payments of principal and interest on our indebtedness. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to make payments in respect of our indebtedness when such payments are due. Legal and contractual restrictions in agreements governing current and future indebtedness and our joint ventures, as well as the financial condition and operating requirements of our subsidiaries, limit our ability to obtain cash from our joint ventures. Such agreements, including the agreements governing our credit facilities and joint ventures, may restrict our subsidiaries from providing us with sufficient dividends, distributions or loans to fund interest and principal payments on our indebtedness when due. In addition, our operating agreements generally provide that distributions may only be made to us if at the same time we make pro rata distributions to our joint venture partners, and accordingly, a significant portion of our cash flows is used to make distributions to our joint venture partners and is not available to service our indebtedness. Further, if our subsidiaries' operating performance declines or if our subsidiaries are unable to generate sufficient cash flows or are otherwise unable to obtain funds necessary to meet required payments on indebtedness, or if our subsidiaries otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing their indebtedness, our subsidiaries could be in default under the terms of the agreements governing such indebtedness. Under such a scenario, our subsidiaries would need to seek to obtain waivers from their lenders to avoid being in default, which they may not be able to obtain. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our subsidiaries' assets, and our subsidiaries could be forced into bankruptcy or liquidation.

We may utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty creditworthiness or non-performance of these instruments.

              In May 2013, we entered into two interest rate swap agreements with notional amounts totaling $320 million, as a means of fixing the floating interest rate component on $400 million of our variable rate debt under our term loans. The swaps are designated as a cash flow hedge, with a termination date of March 31, 2017. We may enter into additional interest rate swaps to limit our exposure to changes in variable interest rates. Such instruments may result in economic losses should interest rates decline to a point lower than our fixed rate commitments. We will be exposed to credit-related losses, which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps.

We will be required to pay our pre-IPO stockholders for certain tax benefits, which amounts are expected to be material.

              Prior to the completion of this offering, we intend to enter into an income tax receivable agreement, or TRA, for the benefit of our pre-IPO stockholders that will provide for the payment by us to our pre-IPO stockholders on a pro rata basis of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of any deductions (including net operating losses resulting from such deductions) attributable to the exercise of (or any payment, including any dividend equivalent right or payment, in respect of) any compensatory stock option issued by us that is outstanding (whether vested or unvested) as of the day before the date of this prospectus (such stock options, "Relevant Stock Options" and such deductions, "Option Deductions").

              These payment obligations will be our obligations and not obligations of any of our subsidiaries. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future, whether and when any Relevant Stock Options are exercised and the value of our common stock at the time of such exercise. We expect that during the term of the TRA the payments that we make will be material. Such payments will reduce the liquidity that would otherwise have been available to us. See "Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement."

              In addition, the TRA will provide that upon certain mergers, consolidations, acquisitions, asset sales, other changes of control (including changes of continuing directors) or our complete liquidation, the TRA will be terminable with respect to certain Relevant Stock Options at the election of Centerbridge (or its assignee). If Centerbridge (or its assignee) elects to terminate the TRA with respect to such Relevant Stock Options, we will be required to make a payment equal to the present value of future payments under the TRA with respect to such Relevant Stock Options, which payment would be based on certain assumptions, including those relating to our future taxable income. Upon such termination, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of reducing the amount otherwise payable to stockholders in a change of control transaction or delaying, deferring or preventing certain mergers, consolidations, acquisitions, asset sales or other changes of control. If Centerbridge (or its assignee) does not elect to terminate the TRA with respect to such Relevant Stock Options upon a change of control, subsequent payments under the TRA will be calculated assuming that we have sufficient taxable income to utilize any available Option Deductions, in which case we may be required to make payments under the TRA that exceed our actual cash savings as a result of the Option Deductions in the taxable year.

              The TRA will provide that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the TRA could be accelerated and become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the TRA.

              Additionally, we generally have the right to terminate the TRA upon certain changes of control or following June 30, 2018 (whether or not any change of control has occurred). If we terminate the TRA, our payment and other obligations under the TRA will be accelerated and will become due and payable, also applying assumptions similar to those described above, except that if we terminate the TRA at a time during which any Relevant Stock Options remain outstanding, the value of the common stock that would be delivered as a result of the exercise of such Relevant Stock Options will be assumed to be the value of our common stock at such time plus a premium on such value, determined as of the date the TRA is terminated (the "Applicable Premium"). The Applicable Premium is 40% if we terminate the TRA on or before the second anniversary of the date we enter into the TRA, 30% if we terminate the TRA after the second anniversary but on or before the third anniversary of such date, 20% if we terminate the TRA after the third anniversary but on or before the fourth anniversary of such date, 10% if we terminate the TRA after the fourth anniversary but on or before the fifth anniversary of such date and 0% if we terminate the TRA after the fifth anniversary of such date. Any such termination payments could be substantial and could exceed our actual cash tax savings under the TRA.

              Our pre-IPO stockholders will not reimburse us for any payments previously made under the TRA if the tax benefits giving rise to any payments under the TRA are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in certain circumstances, payments could be made under the TRA in excess of our cash tax savings.

              Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the TRA, such payments will generally accrue interest at a rate equal to LIBOR plus 500 basis points from the due date until paid; however, if we are unable to make payments under the TRA because we do not have sufficient cash to make such payments as a result of limitations imposed by existing credit agreements to which we or any of our subsidiaries is a party, such payments will accrue interest at a rate equal to LIBOR plus 100 basis points from the due date until paid.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price will likely be volatile and an active, liquid and orderly trading market may not develop for our common stock. As a result you may not be able to resell your shares at or above your purchase price.

              Before this offering, there has been no public market for shares of our common stock. Although our common stock has been approved to be listed on the New York Stock Exchange ("NYSE"), an active trading market for our common stock may not develop or, if it develops, may not be sustained after this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable, which may reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to enter into a strategic partnership or acquire future assets by using our common stock as consideration. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the market price of our common stock after the offering and you may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment.

              The market price of our common stock following this offering may fluctuate substantially as a result of many factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

  •
  performance of third parties on whom we rely to operate our clinics, including their ability to comply with regulatory requirements;

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  the success of, and fluctuation in, the revenue generated from our clinics;

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  execution of our operations and other aspects of our business plan;

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  results of operations that vary from those of our competitors and the expectations of securities analysts and investors;

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  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

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  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

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  our announcement of significant contracts, acquisitions, or capital commitments;

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  announcements by our competitors of competing clinics;

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  announcements by third parties of significant claims or proceedings against us;

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  regulatory and reimbursement developments in the United States;

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  future sales of our common stock;

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  additions or departures of key personnel and physician partners; and

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  disruptions in government operations or general domestic and international economic conditions unrelated to our performance.

              In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management's attention and resources.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

              We intend to retain future earnings, if any, for future operations, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future, except prior to the completion of this offering as described under "Prospectus Summary—Pre-IPO Distributions." The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition, and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing outstanding indebtedness and may be limited by covenants of any future indebtedness we or our subsidiaries incur, including pursuant to our first lien credit agreement, as amended in connection with this offering. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

              The initial public offering price of our common stock will be higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our pro forma net tangible book deficit as of December 31, 2015, upon the issuance and sale of            shares

of common stock by us at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $      per share in net tangible book value. See "Dilution." In addition, we will have a large number of outstanding stock options to purchase shares of common stock with exercise prices that are below the estimated initial offering price of shares of our common stock. As of December 31, 2015, we had outstanding options to purchase 2,487,758 shares of our common stock, with exercise prices ranging from $1.03 to $64.94 per share and a weighted average exercise price of $26.20 per share. To the extent that these options are exercised, you will experience further dilution. Further, we have reserved shares for future issuance under our 2016 Omnibus Incentive Plan. You may experience additional dilution upon future equity issuances or the exercise of options to purchase common stock granted to our directors, officers, employees and consultants under our current and future stock incentive plans, including our 2016 Omnibus Incentive Plan. See "Executive Compensation—Equity Incentive Plans."

Future sales, or the perception of future sales, of a substantial amount of our common shares could depress the trading price of our common stock.

              Upon the consummation of this offering, we will have a total of            shares of common stock outstanding. All             shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act ("Rule 144"), including our directors, executive officers and other affiliates (including Centerbridge), may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale." The remaining outstanding            shares held by our existing stockholders will be "restricted securities" within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in "Shares Eligible for Future Sale."

              In connection with this offering, we, our directors and executive officers, and certain holders of our common stock prior to this offering will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of at least a majority of the representatives of the underwriters. In addition, in connection with this offering, subject to certain exceptions, Centerbridge will agree not to waive the transfer restrictions applicable to parties to our stockholders agreement for a period of 180 days after the date of this prospectus without the consent of at least a majority of the representatives of the underwriters. See "Underwriting (Conflicts of Interest)" for a description of these lock-up agreements. Upon the expiration of the contractual lock-up agreements, including the restrictions in our stockholders agreement, pertaining to this offering, up to an additional             shares will be eligible for sale in the public market, of which            shares (or            shares, if the underwriters exercise in full their option to purchase additional shares) are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144. The parties to our stockholders agreement, other than our directors, executive officers and other affiliates, will not be subject to the volume, manner of sale and other limitations under Rule 144.

              Pursuant to our amended and restated registration rights agreement, as further amended in connection with this offering, Centerbridge has the right to require us to file a registration statement with the Securities and Exchange Commission (the "SEC") for the resale of our common stock following the completion of this offering and expiration of the contractual lock-up agreements. Following completion of this offering, shares covered by registration rights would represent

approximately        % (or        %, if the underwriters exercise in full their option to purchase additional shares) of our outstanding common stock. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See "Shares Eligible for Future Sale."

              As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

              As of                  , 2016, we have outstanding options to purchase                  shares of our common stock (or, on a pro forma basis giving effect to the Pre-IPO Distributions, options to purchase            shares of our common stock, with exercise prices ranging from $        to $        per share and a weighted average exercise price of $         per share). In addition, we have reserved shares for future issuance under our 2016 Omnibus Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the common stock subject to outstanding equity awards, as well as stock options and shares reserved for future issuance, under our 2016 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject in the case of shares held by our officers and directors to volume limits under Rule 144 and any applicable lock-up period.

              In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

              The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Centerbridge controls us and its interests may conflict with ours or yours in the future.

              Immediately following this offering of common stock, Centerbridge will beneficially own approximately        % of our outstanding common stock, or approximately        % if the underwriters exercise in full their option to purchase additional shares. As a result, investment funds associated with or designated by Centerbridge will have the ability to elect a majority of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition,

Centerbridge may have an interest in pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Centerbridge could cause us to make acquisitions that increase our indebtedness. Centerbridge may direct us to make significant changes to our business operations and strategy, including with respect to, among other things, clinic openings and closings, sales of other assets, employee headcount levels and initiatives to reduce costs and expenses.

              Centerbridge is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that neither Centerbridge nor any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) nor his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.

              So long as Centerbridge continues to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, Centerbridge will continue to be able to strongly influence or effectively control our decisions. In addition, so long as Centerbridge continues to maintain this ownership, it will be able effectively to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

We will be a "controlled company" within the meaning of the NYSE rules and the rules of the SEC. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

              After completion of this offering, Centerbridge will continue to own a majority of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

  •
  the requirement that a majority of our board of directors consist of "independent directors" as defined under the rules of the NYSE;

  •
  the requirement that we have a compensation committee that is composed entirely of directors meeting the NYSE independence standards applicable to compensation committee members with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that our compensation committee be responsible for hiring and overseeing of persons acting as compensation consultants and be required to consider certain independence factors when engaging such persons;

  •
  the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

              Following this offering, we intend to utilize these exemptions. As a result, we will not be required to have a majority of independent directors, and our nominating/corporate governance committee, if any, and compensation committee will not be required to consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Provisions in our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated stockholders agreement and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management.

              Our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated stockholders agreement will contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our company or changes in our management that the stockholders of our company may believe advantageous. These provisions include:

  •
  establishing a classified board of directors so that not all members of our board of directors are elected at one time;

  •
  authorizing "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

  •
  limiting the ability of stockholders to call a special stockholder meeting;

  •
  limiting the ability of stockholders to act by written consent;

  •
  establishing advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

  •
  the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class, if Centerbridge holds less than 40% in voting power of the stock of our company; and

  •
  that certain provisions may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class, if Centerbridge holds less than 40% in voting power of the stock of our company but still has the right to nominate directors to, or has its director nominees serving on, our board of directors.

              Additionally, we expect to opt out of Section 203 of the Delaware General Corporation Law (the "DGCL"). While we expect to include a similar provision in our amended and restated certificate of incorporation, which will, subject to certain exceptions, prohibit us from engaging in a business combination with an interested stockholder (generally a person that together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of which the person became an interested stockholder), unless the business combination is approved in a prescribed manner, our amended and restated certificate of incorporation will provide that Centerbridge and any of its respective direct or indirect transferees, and any group as to which such persons are party, do not constitute interested stockholders for purposes of this provision.

              These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See "Description of Capital Stock."

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

              We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, among other things:

  •
  exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

  •
  reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

  •
  exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

  •
  exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

              We will be an emerging growth company until the last day of the fiscal year following the fifth anniversary after the completion of this offering, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we (i) have more than $700 million in aggregate market value of outstanding common equity held by our non-affiliates as of the last day of our second fiscal quarter, (ii) have been public for at least 12 months and (iii) have filed at least one annual report pursuant to the Exchange Act.

              We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have broad discretion in the use of the net proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

              Although we currently intend to use the net proceeds from this offering in the manner described in "Use of Proceeds" elsewhere in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of our common stock to decline and delay the development of our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.

              As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

              The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described above, as an emerging growth company, we may not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and that management expend time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

              When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the applicable regulatory and corporate governance requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains certain "forward-looking statements" and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. Forward-looking statements include, but are not limited to, those statements that are based upon management's current plans and expectations as opposed to historical and current facts and are often identified in this prospectus by use of words including but not limited to "estimates," "expects," "contemplates," "anticipates," "projects," "plans," "intends," "believes," "forecasts," "may," "should" and variations of such words or similar expressions. These statements are based upon estimates and assumptions made by our management that, although believed to be reasonable, are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These and other important factors, including those discussed in this prospectus under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, among others, the following:

  •
  decline in the number of patients with commercial insurance or decline in commercial payor reimbursement rates;

  •
  reduction of government-based payor reimbursement rates or insufficient rate increases or adjustments that do not cover all of our operating costs;

  •
  our ability to successfully develop de novo clinics, acquire existing clinics and attract new physician partners;

  •
  our ability to compete effectively in the dialysis services industry;

  •
  the performance of our joint venture subsidiaries and their ability to make distributions to us;

  •
  changes to the Medicare ESRD program that could affect reimbursement rates and evaluation criteria, as well as changes in Medicaid or other non-Medicare government programs or payment rates;

  •
  federal or state healthcare laws that could adversely affect us;

  •
  our ability to comply with all of the complex federal, state and local government regulations that apply to our business, including those in connection with federal and state anti-kickback laws and state laws prohibiting the corporate practice of medicine or fee-splitting;

  •
  heightened federal and state investigations and enforcement efforts;

  •
  changes in the availability and cost of ESAs and other pharmaceuticals used in our business;

  •
  development of new technologies that could decrease the need for dialysis services or decrease our in-center patient population;

  •
  our ability to correctly estimate the amount of revenues that we recognize in a reporting period;

  •
  our ability to timely and accurately bill for our services and meet payor billing requirements;

  •
  claims and losses relating to malpractice, professional liability and other matters; the sufficiency of our insurance coverage for those claims and rising insurances costs; and any negative publicity or reputational damage arising from such matters;

  •
  loss of any members of our senior management;

  •
  damage to our reputation or our brand and our ability to maintain brand recognition;

  •
  our ability to maintain relationships with our medical directors and renew our medical director agreements;

  •
  shortages of qualified skilled clinical personnel, or higher than normal turnover rates;

  •
  competition and consolidation in the dialysis services industry;

  •
  deteriorations in economic conditions, particularly in states where we operate a large number of clinics, or disruptions in the financial markets;

  •
  the participation of our physician partners in material strategic and operating decisions and our ability to favorably resolve any disputes;

  •
  our ability to honor obligations under the joint venture operating agreements with our physician partners were they to exercise certain put rights and other rights;

  •
  unauthorized disclosure of personally identifiable, protected health or other sensitive or confidential information;

  •
  our ability to meet our obligations and comply with restrictions under our substantial level of indebtedness; and

  •
  the ability of our principal stockholder, whose interests may conflict with yours, to strongly influence or effectively control our corporate decisions after the completion of this offering.

              There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

              We caution you that the risks, uncertainties and other factors referenced above, many of which are beyond our control, may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

              All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

 USE OF PROCEEDS

              We estimate that the net proceeds received by us from our sale of shares of common stock in this offering based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, will be approximately $         million. A $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discount and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $        million.

              We will not receive proceeds from the sale of shares offered by the selling stockholders.

              We intend to use $      million of the net proceeds received by us from this offering, together with borrowings of $       million under our first lien credit facility, as amended, to repay in full all outstanding amounts under our second lien credit facility. As of December 31, 2015, the interest rate on our second lien term loans, which were borrowed on March 2013 and are scheduled to mature in March 2020, was 8.50%. See "Description of Indebtedness." We may use the remaining balance, if any, for working capital and other general corporate purposes, including to fund our continued growth through the development of new clinics, expansion of existing clinics or acquisition of clinics that we may identify from time to time.

              Our use of the balance of the net proceeds for general corporate purposes may also include the potential acquisition of, or investment in, technologies or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

              The amounts that we actually expend for these specified purposes may vary significantly depending on a number of factors, including changes in our growth strategy, the amount of our future revenues and expenses and our future cash flow. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering and may spend these proceeds for any purpose, including purposes not presently contemplated.

              Pending the uses described above, we may invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

              An affiliate of one of the underwriters is a lender under our second lien credit facility and will receive a portion of the proceeds of this offering. Accordingly, this offering is being made in compliance with FINRA Rule 5121. See "Underwriting (Conflicts of Interest)—Conflicts of Interest."

 DIVIDEND POLICY

              Prior to the completion of this offering, we intend to make the Pre-IPO Distributions as described under "Prospectus Summary—Pre-IPO Distributions."

              We have no plans to pay any other dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company, and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it." In addition, our ability to pay dividends is limited by covenants in our existing outstanding indebtedness and may be limited by covenants in any future indebtedness we or our subsidiaries incur, including pursuant to our first lien credit agreement, as amended in connection with this offering. See "Description of Indebtedness."

              In March 2013, we made a $199.7 million return of capital dividend and related payments to our stockholders and option holders with the proceeds of debt refinancing transactions (collectively, the "2013 Transactions"). For a description of the distributions in 2013, see the notes to our audited consolidated financial statements included elsewhere in this prospectus. We did not pay any dividends in 2015 or 2014.

 CAPITALIZATION

              The following tables set forth our cash and capitalization as of December 31, 2015:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the sale by us of          shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" and to give effect to the Pre-IPO Distributions and the other transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information."

              The information below is illustrative only and our capitalization following the offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

              Cash is not a component of our total capitalization. You should read these tables in conjunction with the information contained in "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Indebtedness," as well as our consolidated financial statements and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of December 31, 2015
(in thousands)	Actual	Pro Forma(5)
Cash(1)	$90,988	$

Long-term debt, including current maturities:
Debt (other than clinic-level debt):
Revolving credit facility(2)	$—	$
First lien term loans	378,235
Second lien term loans	238,559
Other corporate debt	3,527
Unamortized debt discount and fees	(8,544)
Clinic-level debt(3)	72,396

Total debt obligations	684,173
Noncontrolling interests subject to put provisions	108,211
Stockholders' equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized; none issued	—
Common stock, $0.01 par value, 13,000,000 shares authorized, 9,700,476 issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma(4)	98
Additional paid-in capital	—
Receivable from noncontrolling interests	(529)
Accumulated deficit	(128,261)
Accumulated other comprehensive income, net of tax	(501)

Total ARA deficit	(129,193)

Noncontrolling interests not subject to put provisions	179,903

Total equity	50,710

Total capitalization	$843,094	$

(1)
As of December 31, 2015, cash included $54.6 million of clinic-level cash. Clinic-level cash represents 100% of the cash held at our joint ventures. On a pro forma basis giving effect to the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information" as if it had occurred on December 31, 2015, we would have had $                 million of clinic-level cash.

(2)
As of December 31, 2015, we had $50.0 million of borrowing capacity and no letters of credit outstanding under our revolving credit facility. After giving effect to the Refinancing, we would have $       million of borrowing capacity under our revolving credit facility as of December 31, 2015.

(3)
Represents the aggregate principal amount of term loan borrowings by our JV clinics under various credit agreements with third-party lenders as well as indebtedness under lines of credit available to our JV clinics. No third-party debt at a single clinic exceeds $3.1 million. Such debt is generally secured by all of the assets of the respective clinic, with guarantees by ARH or our operating subsidiary, American Renal Associates LLC, as the case may be, and the physician partners, in each case, in accordance with their pro rata percentage ownership in the clinic. As of December 31, 2015, we guaranteed $34.6 million of third-party clinic-level debt. On a pro forma basis giving effect to the NewCo Distribution as if it had occurred on December 31, 2015, we would have guaranteed $       million of third-party clinic-level debt.

(4)
Does not include options to purchase 2,487,758 shares of common stock outstanding as of December 31, 2015 (or, on a pro forma basis giving effect to the Pre-IPO Distributions, options to purchase        shares of our common stock).

(5)
To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total equity and total capitalization by approximately $     million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total equity and total capitalization by approximately $       million.

 DILUTION

              If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value per share attributable to the shares of common stock held by the existing owners.

              Our pro forma net tangible book value as of December 31, 2015 was a deficit of approximately $      million, or $      per share of our common stock. We calculate pro forma net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding (after giving effect to the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information" but before giving effect to this offering).

              Without taking into account any other changes in such pro forma net tangible book value after December 31, 2015, after giving effect to our sale of the shares in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range described on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2015 would have been $       million, or $      per share of common stock. This represents an immediate increase in pro forma net tangible book value of $    per share of common stock to our existing owners and an immediate and substantial dilution in pro forma net tangible book value of $    per share of common stock to investors in this offering at the assumed initial public offering price.

              The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2015	$
Increase per share attributable to new investors in this offering	$
Pro forma net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors in this offering	$

              A $1.00 increase in the assumed initial public offering price of $      per share of our common stock would increase our pro forma net tangible book value after giving to the offering by $       million, or by $      per share of our common stock, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

              The dilution information above is for illustration purposes only. Our net tangible book deficit following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

              The following table summarizes, on the pro forma basis described above as of December 31, 2015, the total number of shares of common stock purchased from us, the total net cash consideration paid to us, and the average price per share paid by existing owners and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing owners paid. The table below assumes an initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, for shares purchased in this offering and excludes the estimated underwriting discount and estimated offering expenses payable by us:

Shares of common stock purchased
Total consideration
Average price per share of common stock
(amounts in thousands, except per share amounts)	Number	Percentage		Amount	Percentage
Existing owners(1)			%	$		%	$
New investors in this offering			%	$		%	$

Total		100.0%		$	100.0%		$

(1)
The amounts paid by existing owners has not been adjusted for distributions of $      in the aggregate made to existing owners since the acquisition by Centerbridge or any distributions pursuant to the Pre-IPO Distributions.

              Each $1.00 increase in the assumed offering price of $      per share would increase total consideration paid by investors in this offering and total consideration paid by all stockholders by $       million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

              The tables above do not give effect to the exercise of options to purchase 2,487,758 shares of common stock outstanding as of December 31, 2015, with exercise prices ranging from $1.03 to $64.94 per share and a weighted average exercise price of $26.20 per share. In addition, the tables above do not give pro forma effect to equitable adjustments or modifications to stock options in connection with the Pre-IPO Distributions or this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

              The unaudited pro forma consolidated statement of income for the fiscal year ended December 31, 2015 present our consolidated results of operations giving pro forma effect to the transactions described below, including this offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," as if such transactions occurred on January 1, 2015. The unaudited pro forma consolidated balance sheet as of December 31, 2015 presents our consolidated financial position giving pro forma effect to the transactions described below, including this offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds," as if such transactions occurred on December 31, 2015.

              The unaudited pro forma consolidated financial information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

              The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the transactions described below, including this offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

              The pro forma adjustments give effect to:

    (1)
    the consummation of this offering, additional borrowings of $       million under our first lien credit facility along with the interest rate margin increase of      %, and the repayment of our second lien term loans with net proceeds from this offering and proceeds from such additional borrowings under our first lien credit facility, as amended in connection with this offering, as described under "Use of Proceeds," based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

    (2)
    the amendment of our transaction fee and advisory services agreement with Centerbridge and the associated termination of our obligation to pay management fees thereunder upon the consummation of this offering as described under "Certain Relationships and Related Party Transactions—Transaction Fee and Advisory Services Agreement";

    (3)
    cash dividend payments of $       million in the aggregate to our pre-IPO stockholders and cash dividend equivalent payments of $       million on our outstanding vested stock options;

    (4)
    our entry into the TRA for the benefit of our pre-IPO stockholders with an aggregate estimated value of $         million based on an assumed initial public offering price of $        , which is the midpoint of the price range set forth on the cover page of this prospectus; and

    (5)
    the NewCo Distribution, that is, a distribution to our pre-IPO stockholders of membership interests in a newly formed subsidiary that will hold the assigned clinic loans, and related dividend equivalent payments of $       million on our outstanding vested stock options.

              The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. Actual financial information may differ as a result of information obtained in the future, including, among other information, the actual initial public offering price of the shares in this offering.

Pro forma adjustments reflected in the unaudited pro forma consolidated statements of income only include adjustments that are expected to have a continuing effect on us. The following transactions related to the Pre-IPO Distributions, which either have no effect on our statements of income or are not expected to have a continuing effect, have not been reflected in the unaudited pro forma consolidated statements of income:

  •
  in connection with the cash dividend described above, equitable adjustments in the form of cash dividend equivalent payments of $       million in the aggregate, of which $      million relates to unvested outstanding stock options payable at the time the stock options vest;

  •
  in connection with the TRA, equitable adjustments to the outstanding vested and unvested stock options, by reducing the exercise prices and, if necessary, increasing the number of shares subject to such stock options; and

  •
  in connection with the NewCo Distribution, equitable adjustments to the outstanding vested and unvested stock options by reducing the exercise prices, as applicable, and making cash dividend equivalent payments of $       million in the aggregate, of which $       million relates to unvested outstanding stock options payable at the time the stock options vest.

              In connection with the foregoing transactions, equitable adjustments to the options outstanding under our 2010 Stock Incentive Plan and our 2011 Stock Option Plan for Nonemployee Directors are required by the terms of those equity incentive plans and will not result in any incremental stock-based compensation expense, whereas equitable adjustments to the options outstanding under our 2000 Equity Incentive Plan and our 2005 Equity Incentive Plan are being made at the discretion of our board of directors and will result in $        million in incremental stock-based compensation expense.

              In connection with the additional borrowings under our first lien credit facility along with the repayment of our outstanding second lien term loans, we will incur $         million in charges for prepayment penalties and early extinguishment of debt.

              In addition, the unaudited pro forma financial information does not reflect the $        million impact of the modification of certain outstanding market and performance-based stock options to be made in connection with this offering since the impact will not have a continuing effect. As a result of these modifications, the amount of our unrecognized compensation costs related to unvested share-based compensation arrangements will increase by a material amount. We expect that these compensation costs, after giving effect to the modifications, will be recognized over a period of approximately 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

              Set forth below is a summary of our outstanding stock options as of December 31, 2015, before giving effect to the equitable adjustments and modifications described above.

Option Class*	Number of Options	Weighted Average Exercise Price	Weighted Average Term Remaining Years	Share Price Target for Vesting
Rollover Options(1)	54,215	1.60	2.51	N/A
Time Options(2)	633,972	30.25	7.97	N/A
2.5x MOIC Options(3)	602,594	25.66	7.21	$19.92
3.0x MOIC Options(3)	603,373	25.71	7.22	$30.42
2014 Plan Tranche A Options(4)	197,867	51.94	8.35	$90.90
2014 Plan Tranche B Options(4)	197,864	51.94	8.35	$116.88
2014 Plan Tranche C Options(5)	197,873	51.94	8.35	$123.55

*
See "Executive Compensation—Narrative Disclosure to Summary Compensation Table—2014 Long-Term Incentive Awards," "—Description of Outstanding Equity Awards" and "—Narrative Disclosure to Director Compensation Table."

(1)
Includes vested stock options granted under our 2000 Equity Incentive Plan and our 2005 Equity Incentive Plan.

(2)
Includes time-based vesting stock options granted under our 2010 Stock Incentive Plan and our 2011 Stock Option Plan for Nonemployee Directors.

(3)
The applicable stock options will vest based on achievement of certain return on investment targets by Centerbridge and also on the date the volume weighted average price per share ("VWAP") of our common stock for the prior 365 consecutive days is equal to or greater than the share price target set forth in the table above.

(4)
Granted under our 2014 Incremental Nonqualified Stock Option Program. The applicable stock options will vest on the date the average closing price of our common stock for a 60 consecutive trading day period (together with the amount of any dividends paid per share of our common stock since the date of grant) is equal to or greater than the share price target set forth in the table above.

(5)
Granted under our 2014 Incremental Nonqualified Stock Option Program. The applicable stock options will vest based on achievement of a Consolidated EBITDA target and also on the date the VWAP of our common stock for the prior 60 consecutive trading days is equal to or greater than the price set forth in the table above.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Balance Sheets

As of December 31, 2015

(dollars in thousands, except for share data)

	Historical	Adjustments		Pro Forma
Assets
Current assets:
Cash	$90,988	$	(a)	$
Accounts receivable, less allowance for doubtful accounts of $8,376	76,919
Inventories	4,291
Prepaid expenses and other current assets	18,863
Income tax receivable	2,686

Total current assets	193,747
Property and equipment, net	142,701
Deferred financing costs, net	1,900		(b)
Intangible assets, net	25,662
Other long-term assets	6,141
Goodwill	569,318

Total assets	$939,469	$		$

Liabilities and Equity
Current liabilities:
Accounts payable	$22,571	$		$
Accrued compensation and benefits	22,504
Accrued expenses and other current liabilities	26,788
Current portion of long-term debt	25,610		(c)

Total current liabilities	97,473
Long-term debt, less current portion	658,563		(c)
Other long-term liabilities	9,483		(d)
Deferred tax liabilities	15,029

Total liabilities	780,548
Commitments and contingencies
Noncontrolling interests subject to put provisions	108,211
Equity:
Common stock	98		(e)
Additional paid-in capital	—		(e)
Receivable from noncontrolling interest	(529)
Accumulated deficit	(128,261)		(f)
Accumulated other comprehensive loss, net of tax	(501)

Total American Renal Associates Holdings, Inc. deficit	(129,193)
Noncontrolling interests not subject to put provisions	179,903

Total equity	50,710

Total liabilities and equity	$939,469	$		$

(a)
Represents the pro forma adjustments of:

  (i)
  a decrease of approximately $       million of cash related to dividend payments to our pre-IPO stockholders and dividend equivalent payments to vested option holders;

  (ii)
  a decrease of approximately $         million of cash related to the repayment of our second lien term loans;

  (iii)
  a decrease of approximately $       million of cash related to prepayment fees associated with the repayment of our second lien term loans;

  (iv)
  an increase of approximately $       million of cash related to additional borrowing under our first lien credit facility net of discounts and fees of $       million; and

  (v)
  an increase of approximately $         million of cash reflecting the net proceeds of this offering.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Balance Sheets (Continued)

As of December 31, 2015

(dollars in thousands, except for share data)

(b)
Represents the pro forma adjustments of:

  (i)
  a decrease of $         million for the write-off of deferred financing costs related to the amendment of the first lien credit agreement facility;

  (ii)
  a decrease of $         million for the write-off of deferred financing costs related to the second lien credit agreement;

  (iii)
  a decrease of $         million for the write-off of deferred financing costs related to the revolving line of credit;

  (iv)
  an increase of $         million for deferred financing costs related to the amendment and additional borrowing under our first lien credit agreement; and

  (v)
  an increase of $         million for deferred financing costs related to the amendment and increase to the revolving line of credit.

(c)
Represents the pro forma adjustments of:

  (i)
  an increase of $         million related to additional borrowing under our first lien credit facility and the write-off of $         million in associated discounts;

  (ii)
  a decrease of $         million related to the repayment of our second lien term loan offset by the write-off of $         million in associated discounts; and

  (iii)
  an increase of approximately $            million related to the NewCo Distribution with respect to the short term portion of assigned clinic loans and approximately $            million related to the NewCo Distribution with respect to the long-term portion of assigned clinic loans.

(d)
Represents the pro forma adjustments of an increase in liabilities of approximately $       million for the TRA. We calculate fair value of the TRA by using a Monte Carlo simulation-based approach that relies on significant assumptions about our stock price, stock volatility and risk-free rate as well as the timing and amounts of options exercised. Changes in assumptions based on future events, including the price of our common stock, will change the amount of the liability for the TRA, and such changes may be material. Any changes to the TRA liability in the future would be recognized in our statement of operations as other income (expense) in future periods.

(e)
Represents the pro forma adjustment of $         million reflecting the net proceeds of this offering.

(f)
Represents the pro forma adjustments of:

  (i)
  an increase of approximately $       million related to cash dividend payments to our pre-IPO stockholders and dividend equivalent payments to vested option holders;

  (ii)
  an increase of approximately $       million related to the NewCo Distribution;

  (iii)
  an increase of approximately $       million related to the TRA;

  (iv)
  an increase of approximately $       million related to the repayment of our second lien term loans including prepayment fees of $       million, write-off of $       million of discounts and $       million of deferred financing costs; and

  (v)
  an increase of approximately $       million related to accrued cash dividend equivalent payments in connection with unvested outstanding stock options.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Income

For the Year Ended December 31, 2015

(dollars in thousands, except for share data)

	Historical	Adjustments		Pro Forma
Patient service operating revenues	$657,505	$		$
Provision for uncollectible accounts	4,524

Net patient service operating revenues	652,981

Operating expenses:
Patient care costs	390,949
General and administrative	77,250		(a)
Transaction costs	2,086
Depreciation and amortization	31,846

Total operating expenses	502,131

Operating income	150,850
Interest expense, net	(45,400)		(b)

Income before income taxes	105,450
Income tax expense	12,373		(c)

Net income	93,077
Less: Net income attributable to noncontrolling interests	(74,232)

Net income attributable to American Renal Associates Holdings, Inc.	$18,845			$

Earnings per share:
Basic	$1.95	$		$	(d)
Diluted	$1.90	$		$	(e)
Weighted average number of common shares outstanding
Basic	9,674,049				(d)
Diluted	9,916,155				(e)

(a)
Represents the pro forma adjustments of a decrease of $       million of other general and administrative expenses associated with the termination of our obligation to pay management fees to Centerbridge.
(b)
Represents the pro forma adjustment of a decrease of approximately $         million in interest expense related to the repayment of our second lien term loans, an increase of approximately $         million in interest expense related to the incurrence of additional borrowings and the interest rate margin increase of       % under our first lien credit facility, as amended in connection with this offering, and an increase of approximately $       million in interest expense related to the assigned clinic loans in connection with the NewCo Distribution.
(c)
Represents the adjustment to our provision for income taxes for (a) and (b) at the estimated effective tax rate of      %.
(d)
The basic pro forma net income per share represents the net income attributed to us divided by the sum of the                 shares outstanding and the                 shares sold in this offering.
(e)
The diluted pro forma net income per share represents the net income attributed to us divided by the sum of the                 shares outstanding and the                 shares sold in this offering and gives effect to the additional shares issued as part of the modifications of options described above.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following tables set forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for the year ended December 31, 2012 and 2011, and as of December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements, which are not included elsewhere in this prospectus.

              Our financial statements reflect 100% of the revenues and expenses for our joint ventures (after elimination of intercompany transactions and accounts) and 100% of the assets and liabilities of these joint ventures (after elimination of intercompany assets and liabilities), although we do not own 100% of the equity interests in these consolidated entities. The net income attributable to our joint venture partners is classified within the line item Net income attributable to noncontrolling interests. We generally make distributions to our joint venture partners at least on a quarterly basis in an amount approximating the NCI. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Noncontrolling Interests."

              Historical results are not necessarily indicative of the results expected for any future period. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
(in thousands, except operating data)	2011	2012	2013	2014	2015
Statement of Income Data:
Patient service operating revenues	$360,081	$424,010	$498,699	$563,550	$657,505
Provision for uncollectible accounts	4,178	2,543	2,773	2,816	4,524

Net patient service operating revenues	355,903	421,467	495,926	560,734	652,981

Operating expenses:
Patient care costs	217,036	244,973	288,384	329,847	390,949
General and administrative expenses	39,326	45,904	72,640	63,026	77,250
Transaction-related costs	604	—	533	—	2,086
Depreciation and amortization	17,865	20,991	23,707	28,527	31,846

Total operating expenses	274,831	311,868	385,264	421,400	502,131

Operating income	81,072	109,599	110,662	139,334	150,850
Interest expense, net	(36,236)	(40,884)	(43,314)	(44,070)	(45,400)
Loss on early extinguishment of debt	—	—	(33,921)	—	—

Income before income taxes	44,836	68,715	33,427	95,264	105,450
Income tax expense (benefit)	4,400	8,953	(8,200)	12,858	12,373

Net income	40,436	59,762	41,627	82,406	93,077
Less: Net income attributable to noncontrolling interests	(37,530)	(50,808)	(62,074)	(66,209)	(74,232)

Net income (loss) attributable to ARA	$2,906	$8,954	$(20,447)	$16,197	$18,845

Earnings (loss) per share:
Basic		$0.97	$(2.16)	$1.69	$1.95
Diluted		$0.94	$(2.16)	$1.66	$1.90
Weighted average number of common shares outstanding:
Basic		9,212,361	9,455,541	9,576,626	9,674,049
Diluted		9,542,826	9,455,541	9,729,770	9,916,155
Other Financial Data:
Adjusted EBITDA (including noncontrolling interests)(1)	$103,879	$132,784	$157,682	$170,481	$188,055
Adjusted EBITDA-NCI(1)	$66,349	81,976	95,608	104,272	113,823
Development capital expenditures(2)	$18,835	$28,223	$30,558	$32,059	$35,313
Maintenance capital expenditures(3)	3,073	6,916	7,194	7,790	10,960

Total capital expenditures	$21,908	$35,139	$37,752	$39,849	$46,273

	December 31,
	2011	2012	2013		2014	2015
Operating Data:
Number of clinics (as of end of period)	108	129	150		175	192
Number of de novo clinics opened (during period)	12	16	17		15	16
Number of acquired clinics (during period)	3	6	5		11	2
Patients (as of end of period)	7,374	8,942	10,095		11,581	13,151
Number of treatments	1,023,444	1,187,390	1,382,548		1,563,802	1,804,910
Non-acquired treatment growth(4)	17.4%	11.7%	14.8%		12.4%	11.7%
Patient service operating revenues per treatment(5)	$352	$357	$361		$360	$364
Patient care costs per treatment(5)	$212	$206	$209		$211	$217
General and administrative expenses per treatment(5)(6)	$38	$39	$53	(6)	$40	$43

	As of December 31,
(in thousands)	2011	2012	2013	2014	2015
Consolidated Balance Sheet Data:
Cash	$36,774	$31,023	$32,870	$61,475	$90,988
Working capital(7)	51,637	50,240	52,267	70,660	96,274
Total assets	727,797	790,569	844,839	883,306	939,469
Total debt	393,746	420,460	648,054	662,600	684,173
Noncontrolling interests subject to put provisions	47,492	61,207	82,539	90,972	108,211
Accumulated earnings (deficit)	(6,857)	2,097	(152,773)	(136,576)	(128,261)
Noncontrolling interests not subject to put provisions	154,076	164,619	173,959	178,091	179,903

(1)
For definitions of Adjusted EBITDA and Adjusted EBITDA-NCI, see "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data."

The following table presents the reconciliation from net income to Adjusted EBITDA and Adjusted EBITDA-NCI for the periods indicated:

	Year Ended December 31,
(in thousands)	2011	2012	2013	2014	2015
Net income	$40,436	$59,762	$41,627	$82,406	$93,077
Add:
Stock-based compensation(a)	3,649	897	21,342	1,047	1,451
Depreciation and amortization	17,865	20,991	23,707	28,527	31,846
Interest expense, net	36,236	40,884	43,314	44,070	45,400
Income tax expense (benefit)	4,400	8,953	(8,200)	12,858	12,373
Loss on early extinguishment of debt	—	—	33,921	—	—
Transaction-related costs(b)	604	—	533	—	2,086
Management fee(c)	689	1,297	1,438	1,573	1,822

Adjusted EBITDA (including noncontrolling interests)	103,879	132,784	157,682	170,481	188,055

Less: Net income attributable to noncontrolling interests	(37,530)	(50,808)	(62,074)	(66,209)	(74,232)

Adjusted EBITDA-NCI	$66,349	$81,976	$95,608	$104,272	$113,823

(a)
For 2013, we recorded $20,664 of incremental stock-based compensation expense of which $19,747 related to the modification of certain stock options made in connection with the payment of a dividend to our stockholders and $917 was cash paid for employer payroll taxes. We also recorded $678 of stock-based compensation related to our periodic option grants. In addition, in connection with the dividend, we made a payment equal to $18.09 per share, or $30,056 in the aggregate, to option holders, and, in the case of some performance and market stock options, a future payment will be due upon vesting totaling $2,600. For all other periods, stock-based compensation related to our periodic option grants and cash paid for employer payroll taxes. All dollar amounts in this paragraph, other than per share amounts, are in thousands.

(b)
For 2015, represents the forgiveness of all indebtedness and accrued interest under a revolving credit promissory note issued to an executive. See "Certain Relationships and Related Party Transactions—Loans to Our Chief Executive Officer."

(c)
Represents management fees paid to Centerbridge. In connection with this offering, we intend to amend our transaction fee and advisory services agreement with Centerbridge to terminate our obligation to pay management fees thereunder upon the consummation of this offering. No additional fees will be paid in connection with such termination (other than accrued amounts as of the date of termination). See "Certain Relationships and Related Party Transactions—Transaction Fee and Advisory Services Agreement."

(2)
Capital expenditures primarily incurred in connection with development of our de novo clinics.

(3)
Capital expenditures primarily incurred in connection with maintenance of our existing clinics, primarily capital improvements, including renovations and equipment replacement.

(4)
We calculate non-acquired treatment growth by dividing the number of treatments performed during the applicable period by the number of treatments performed during the corresponding prior period, including the number of treatments performed at de novo clinics but excluding the number of treatments performed at clinics acquired during the applicable period, and expressing the resulting number as a percentage.

(5)
We calculate revenues per treatment, patient care costs per treatment and general and administrative expenses per treatment by dividing patient service operating revenues, patient care costs and general and administrative expenses, respectively, for the applicable period by the number of treatments performed in the applicable period.

(6)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of the 2013 Transactions and their effect on our general and administrative expenses on an absolute and per treatment basis.

(7)
Current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

              You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Executive Overview

              We are the largest dialysis services provider in the United States focused exclusively on joint venture partnerships with physicians. We provide high-quality patient care and clinical outcomes through physicians, known as nephrologists, who specialize in treating patients suffering from ESRD. Our core values create a culture of clinical autonomy and operational accountability for our physician partners and staff members. We believe our joint venture model has helped us become one of the fastest-growing national dialysis services platforms, in terms of the growth rate of our non-acquired treatments since 2012.

              We derive our patient service operating revenues from providing outpatient and inpatient dialysis treatments. The sources of these patient service operating revenues are principally government-based programs, including Medicare and Medicaid plans as well as commercial insurance plans. Substantially all of our payors (both government-based and commercial) have moved toward a bundled payment system of reimbursement, with a single lump-sum per treatment covering not only the dialysis treatment itself but also the ancillary items and services provided to a patient during the treatment, such as laboratory services and pharmaceuticals.

              We operate our clinics exclusively through our JV model, in which we share the ownership and operational responsibility of our dialysis clinics with our nephrologist partners and other joint venture partners, while the providers of the majority of dialysis services in the United States operate through a combination of wholly owned subsidiaries and joint ventures. Each of our clinics is maintained as a separate joint venture in which generally we have the controlling interest and our nephrologist partners and other joint venture partners have a noncontrolling interest. We believe that our exclusive focus on a JV model makes us well-positioned to increase our market share by attracting nephrologists who are not only interested in our service platform but also want greater clinical autonomy and a potential return on capital investment associated with ownership of a noncontrolling interest in a dialysis clinic. We believe our JV model best aligns our interests with those of our nephrologist partners and their patients. By owning a portion of the clinics where their patients are treated, our nephrologist partners have a vested stake in the quality, reputation and performance of the clinics. We believe that this enhances patient and staff satisfaction and retention, clinical outcomes, patient growth, and operational and financial performance.

Key Factors Affecting Our Results of Operations

Clinic Growth and Start-Up Clinic Costs

              Our results of operations are dependent on increases in the number of, and growth at, our de novo clinics and acquired clinics as well as growth at our existing clinics. We have experienced significant growth since opening our first clinic in December 2000. As of December 31, 2015, we had developed 143 de novo clinics and acquired 49 clinics. The following table shows the number of de novo and acquired clinics over the periods indicated:

	Years Ended December 31,
	2013	2014	2015
De novo clinics(1)	17	15	16
Acquired clinics(2)	5	11	2

Total new clinics	22	26	18

(1)
Clinics formed by us which began to operate and dialyze patients in the applicable period.

(2)
Clinics acquired by us in the applicable period.

              De novo clinics.    We have primarily grown through de novo clinic development. A typical de novo facility is 6,000 to 7,000 square feet, has 15 to 20 dialysis stations (performing approximately 9,000 to 10,000 annual treatments on average) and requires approximately $1.3 to $1.7 million of capital for equipment purchases, leasehold improvements and initial working capital. A portion of the total capital required to develop a de novo clinic is typically equity capital funded by us and our nephrologist partners in proportion to our respective ownership interests, and the balance of such development cost is typically funded through third-party loans or intercompany loans. In each case, we and our nephrologist partners generally guarantee such third-party loans or intercompany loans on a basis proportionate to our respective ownership interests. For the years ended December 31, 2013, 2014 and 2015, our development capital expenditures were $30.6 million, $32.1 million and $35.3 million, respectively, representing 6.1%, 5.7% and 5.4% of our revenues, respectively.

              Our results of operations have been and will continue to be materially affected by the timing and number of de novo clinic openings and the amount of de novo clinic opening costs incurred. In particular, our patient care costs on an absolute basis and as a percentage of our patient service operating revenues may fluctuate from quarter to quarter due to the timing and number of de novo clinic openings, which affect our operating income in a given quarter. Our patient care costs reflect pre-opening expenses, which primarily consist of staff expenses, including the costs of hiring and training new staff, as well as rent and utilities. In addition, a de novo clinic builds its patient volumes over time and, as a result, generally has lower revenue than our existing clinics. Newly established de novo clinics, although contributing to increased revenues, have adversely affected our results of operations in the short term due to a smaller patient base to absorb operating expenses. We consider a de novo clinic to be a "start-up clinic" until the first month it generates positive clinic-level EBITDA. We typically achieve positive clinic-level monthly EBITDA within, on average, six months after the first treatment at a clinic. However, approximately 15% of our de novo clinics have exceeded six months from first treatment to positive clinic-level monthly EBITDA, averaging approximately 12 months to positive clinic-level monthly EBITDA. Clinic-level EBITDA differs from our consolidated EBITDA in that management fees, consisting of a percentage of the clinic's net revenues paid to ARA for management services, are eliminated in consolidation but are reflected on a clinic-level basis.

              Start-up clinic losses affect the comparability of our results from period to period and may disproportionately impact our operating margins in any given quarter, including quarters during which we have a significant number of clinics qualifying as start-up clinics. The following table sets forth the number of de novo clinics opened during the periods indicated.

	Three Months Ended
	March 31	June 30	September 30	December 31	Total
2015	1	5	6	4	16
2014	2	4	3	6	15
2013	1	3	2	11	17
2012	4	3	7	2	16

              Existing clinics.    Depending on demand and capacity utilization, we may have space within our existing clinics to accommodate a greater number of dialysis stations or operate additional shifts in order to increase patient volume without compromising our quality standards. Such expansions leverage the fixed cost infrastructure of our existing clinics. From January 1, 2012 to December 31, 2015, we added 137 dialysis stations to our existing clinics, representing the equivalent of nearly seven de novo clinics.

              Acquired clinics.    We have also grown through acquisitions of existing clinics. Our results of operations have been and will continue to be affected by the timing and number of our acquisitions. Our acquisition strategy is primarily driven by the quality of the nephrologist in the market. We opportunistically pursue select acquisitions in situations where we believe the clinic offers us an attractive opportunity to enter a new market or expand within an existing market. Acquiring an existing dialysis clinic requires a greater initial investment, but an acquired clinic contributes positively to our results of operations sooner than a de novo clinic. Acquisition integration costs are typically minimal compared with start-up costs in connection with opening de novo clinics. Clinics that we have acquired before 2014 (for which we have data and have no prior relationship) have, on average, increased revenue in the twelve months following acquisition by approximately 36% over the prior twelve-month period.

              Our clinic growth drives our treatment growth. The following table summarizes the sources of our treatment growth for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Source of Treatment Growth:
Non-acquired treatment growth(1)	14.8%	12.4%	11.7%
Acquired treatment growth(2)	1.7%	0.7%	3.7%

Total treatment growth	16.5%	13.1%	15.4%

(1)
Represents net growth in treatments attributable to clinics operating at the end of the period that were also open at the end of the prior period and de novo clinics opened since the end of the prior period.

(2)
Represents net growth in treatments attributable to clinics acquired since the end of the prior period.

Sources of Revenues by Payor

              Our patient service operating revenues are principally driven by our mix of commercial and government payor patients and commercial and government payment rates. We are generally paid more for services provided to patients covered by commercial healthcare plans than we are for patients covered by Medicare or Medicaid. ESRD patients covered by employer group health plans generally transition to Medicare coverage after a maximum of 33 months. Medicare payment rates are determined under the Medicare ESRD program's bundled payment system, which sets a base rate on an annual basis that is subject to adjustments to arrive at the actual payment rate for individual clinics. During the year ended December 31, 2014 and 2015, the Medicare ESRD PPS payment rates for our clinics were approximately $248 and $247, respectively, per treatment. The ESRD PPS final rule for 2016 released on October 29, 2015 (the "Final Rule") lowered the base rate from $239.43 to $230.39 and modified criteria for certain rate adjustments. Due to the various adjusters, we do not expect that the changes in the Medicare payment rates for 2016 will be material to us, although it is unclear whether the Final Rule will have the effect of increasing or decreasing the actual payment rate for some or all of our clinics. See "Business—Reimbursement—Medicare Reimbursement." Medicare payment rates are generally insufficient to cover our total operating expenses allocable to providing dialysis treatments for Medicare patients, although in some circumstances they are sufficient to cover such patient care costs. See "Risk Factors—Risks Related to Our Business—The bundled payment system under the Medicare ESRD program may not reimburse us for all of our operating costs." As a result, our ability to generate operating income is substantially dependent on revenues derived from commercial payors, which pay us either negotiated payment rates or based on our usual and customary fee schedule. Many commercial insurance programs have been moving towards a bundled payment system, which may not reimburse us for all of our operating costs, such as the cost of EPO and other pharmaceuticals. See "Risk Factors—Risks Related to Our Business—We depend on commercial payors for reimbursement at rates that allow us to operate at a profit" and "—If the rates paid by commercial payors decline, our operating results and cash flows would be adversely affected."

              The percentage of treatments by payor source does not necessarily correlate with our results of operations or margins in any given period because of a number of other factors, including the effect of the difference in rates per treatment associated with each commercial payor. For the three years ended December 31, 2015, commercial payors accounted for, on average, approximately 13% of the treatments we performed. The mix of patients and treatments is largely driven by the overall economic environment, particularly unemployment.

              The following table summarizes our patient service operating revenues by source for the periods indicated.

	Year Ended December 31,
	2013	2014	2015
Source of revenues:
Government-based and other(1)	60.0%	60.3%	58.3%
Commercial and other(2)	40.0%	39.7%	41.7%

	100.0%	100.0%	100.0%

(1)
Principally Medicare-based and Medicaid-based. Also includes hospitals and patient pay. "Patient pay" revenues consist of payments received directly from patients who are either uninsured or self-pay a portion of the bill.

(2)
Principally commercial insurance companies. Also includes the VA.

Clinical Staff, Pharmaceutical and Medical Supply Costs

              Because our ability to influence the pricing of our services is limited, our profitability depends not only on our ability to grow but also on our ability to manage patient care costs, including clinical staff, pharmaceutical and medical supply costs. The principal drivers of our patient care costs are clinical staff hours per treatment, salary rates and vendor pricing and utilization of pharmaceuticals and medical supplies. The price of EPO supplied by Amgen increased for us in 2016 and such increase could adversely affect our operating results and financial condition. We may not have access to certain other ESAs that may be more cost-effective. Furthermore, even if we do have access to other sources of ESAs, we cannot assure you that these alternatives would be cost-effective for us or work as effectively as EPO or Aranesp. Increased utilization of EPO or Aranesp for patients for whom the cost of ESAs is included in a bundled reimbursement rate could increase our operating costs without any increase in revenue. In addition, shortage of supplies, such as the current shortage of peritoneal dialysis solution affecting dialysis providers throughout the United States, could have a negative impact on our revenues, earnings and cash flows. Other cost categories, such as employee benefit costs and insurance costs, can also result in significant cost changes from period to period. Our results of operations are also affected by the start-up clinic costs described above.

Seasonality

              Our treatment volumes are sensitive to seasonal fluctuations due to generally fewer treatment days during the first quarter of the calendar year. Additionally, our patients are generally responsible for a greater percentage of the cost of their treatments during the early months of the year which may lead to lower total net revenues and lower net revenues per treatment during the early months of the year. Our quarterly operating results may fluctuate significantly in the future depending on these and other factors.

Future Charges

              The completion of this offering will have effects on our results of operations and financial conditions. In connection with this offering, our results of operations will be affected by one-time costs and recurring costs of being a public company, including increases in executive and board compensation (including equity based compensation), increased insurance, accounting, legal and investor relations costs and the costs of compliance with the Sarbanes-Oxley Act of 2002 and the costs of complying with the other rules and regulations of the SEC and the NYSE. In addition, when the available exemptions under the JOBS Act cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the applicable regulatory and corporate governance requirements.

              As of December 31, 2015, we had approximately $14.5 million of unrecognized compensation costs related to unvested share-based compensation arrangements of which $9.9 million is attributable to share-based awards with market and performance conditions and $4.6 million is attributable to share-based awards with performance or time-based vesting. The compensation costs associated with time-based vesting awards are expected to be recognized as expense over a weighted average period of approximately three years. As a result of certain modifications to be made to our outstanding market and performance-based stock options at the time of this offering, the amount of the unrecognized compensation costs will increase by a material amount, which we estimate will be approximately $        million. We expect that these compensation costs, after giving effect to the modifications, will be recognized over a period of approximately 12 months. See "Executive Compensation."

              In addition, in connection with the NewCo Distribution relating to the assigned clinic loans, since the interest on these loans will no longer be eliminated in consolidation, we expect to incur additional interest expense. This increase in interest expense is expected to be offset by the reduction in interest expense as a result of the Refinancing.

              In addition, we expect to incur prepayment fees of $         million and record a write-off of deferred financing costs of approximately $         million related to our repayment of our outstanding second lien term loans in connection with this offering as described under "Use of Proceeds."

              Prior to the completion of this offering, we intend to enter into the TRA for the benefit of our pre-IPO stockholders, which will provide for the payment by us to our pre-IPO stockholders on a pro rata basis of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of the Option Deductions. While the actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and whether and when any Relevant Stock Options are exercised and the value of our common stock at such time, we expect that during the term of the TRA the payments that we make will be material. See "Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement." We will initially record a liability for the value of the TRA. We will calculate fair value of the TRA initially and for future periods by using a Monte Carlo simulation-based approach that relies on significant assumptions about our stock price, stock volatility and risk-free rate as well as the timing and amounts of options exercised. Changes in assumptions based on future events, including the price of our common stock, will change the amount of the liability for the TRA, and such changes may be material. Any changes to the TRA liability in the future would be recognized in our statement of operations as other income (expense) in future periods.

              The costs described above may materially affect our results of operations in the future and are not reflected in our historical results.

Key Performance Indicators

              We use a variety of financial and other information to evaluate our financial condition and operating performance. Some of this information is financial information that is prepared in accordance with GAAP, while other financial information, such as Adjusted EBITDA, is not prepared in accordance with GAAP. The following table presents certain operating data, which we monitor as key performance indicators, for the periods indicated.

	Year Ended December 31,
	2013		2014	2015
Operating Data:
Number of clinics (as of end of period)	150		175	192
Number of de novo clinics opened (during period)	17		15	16
Patients (as of end of period)	10,095		11,581	13,151
Number of treatments	1,382,548		1,563,802	1,804,910
Non-acquired treatment growth	14.8%		12.4%	11.7%
Patient service operating revenues per treatment	$361		$360	$364
Patient care costs per treatment	$209		$211	$217
General and administrative expenses per treatment	$53	(a)	$40	$43

(a)
For 2013, we recorded $20.7 million of incremental stock-based compensation expense, of which $17.7 million was included in our general and administrative expenses.

Number of Clinics

              We track our number of clinics as an indicator of growth. The number of clinics as of the end of the period includes all opened de novo clinics, acquired clinics and existing clinics. See "—Key Factors Affecting Our Results of Operations—Clinic Growth and Start-Up Clinic Costs" for a discussion of clinic growth and start-up costs as a factor affecting our operating performance.

Patient Volume

              The number of patients as of the end of the period is an indicator we use to assess our performance. Our patient volumes are correlated with our de novo clinic openings, and to a lesser extent, our marketing efforts and certain external factors, such as the overall economic environment. We believe that patients choose to get their dialysis services at one of our clinics due to their relationship with our physicians, as well as the quality of care, comfort and amenities and convenience of location and clinic hours.

Non-Acquired Treatments

              We evaluate our operating performance based on the growth in number of non-acquired treatments, or treatments performed at our existing and de novo clinics, including those de novo clinics opened during the applicable period. Accordingly, our non-acquired treatment growth rate is affected by the timing and number of de novo clinic openings. We calculate non-acquired treatment growth by dividing the number of treatments performed during the applicable period by the number of treatments performed during the corresponding prior period, excluding the number of treatments performed at clinics acquired during the applicable period, and expressing the resulting number as a percentage.

Per Treatment Metrics

              We evaluate our patient service operating revenues, patient care costs and general and administrative expenses on a per treatment basis to assess our operational efficiency. We believe our disciplined revenue cycle management has contributed to the consistency of our historical results. The following table sets forth our patient service operating revenues per treatment for each of the years indicated below.

Year Ended December 31,
2007	2008	2009	2010	2011	2012	2013	2014	2015
$354	$360	$353	$350	$352	$357	$361	$360	$364

Adjusted EBITDA

              We use Adjusted EBITDA and Adjusted EBITDA-NCI to track our performance. "Adjusted EBITDA" is defined as net income before income taxes, interest expense, depreciation and amortization, as adjusted for stock-based compensation, loss on early extinguishment of debt, transaction-related costs and management fees. "Adjusted EBITDA-NCI" is defined as Adjusted EBITDA less net income attributable to noncontrolling interests. We believe Adjusted EBITDA and Adjusted EBITDA-NCI provide information useful for evaluating our business and understanding our operating performance in a manner similar to management. We believe Adjusted EBITDA is helpful in highlighting trends because Adjusted EBITDA excludes the results of decisions that are outside the operational control of management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We believe Adjusted EBITDA-NCI is helpful in highlighting the amount of Adjusted EBITDA that is available to us after reflecting the interests of our joint venture partners. Adjusted EBITDA and Adjusted EBITDA-NCI are not measures of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income, cash flows from operations, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, Adjusted EBITDA and Adjusted EBITDA-NCI may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and Adjusted EBITDA-NCI may not be indicative of historical operating results, and we do not mean for it to be predictive of future results of operations or cash flows. Adjusted EBITDA and Adjusted EBITDA-NCI have limitations as analytical tools, and you should not consider these items in isolation, or as substitutes for an analysis of our results as reported under GAAP. Some of these limitations are that Adjusted EBITDA and Adjusted EBITDA-NCI:

  •
  do not include interest expense—as we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows;

  •
  do not include depreciation and amortization—because construction and operation of our dialysis clinics requires significant capital expenditures, depreciation and amortization are a necessary element of our costs and ability to generate profits;

  •
  do not include stock-based compensation expense;

  •
  do not reflect changes in, or cash requirements for, our working capital needs; and

  •
  do not include certain income tax payments that represent a reduction in cash available to us.

              In addition, Adjusted EBITDA is not adjusted for the portion of earnings that we distribute to our joint venture partners.

              You should not consider Adjusted EBITDA and Adjusted EBITDA-NCI as alternatives to income from operations or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as alternatives to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity. This presentation of Adjusted EBITDA and Adjusted EBITDA-NCI may not be directly comparable to similarly titled measures of other companies, since not all companies use identical calculations.

              The following table presents the reconciliation from net income to Adjusted EBITDA and Adjusted EBITDA-NCI for the periods indicated:

	Year Ended December 31,
(in thousands)	2013	2014	2015
Net income	$41,627	$82,406	$93,077
Add:
Stock-based compensation(a)	21,342	1,047	1,451
Depreciation and amortization	23,707	28,527	31,846
Interest expense, net	43,314	44,070	45,400
Income tax expense (benefit)	(8,200)	12,858	12,373
Loss on early extinguishment of debt	33,921	—	—
Transaction-related costs	533	—	2,086
Management fee(b)	1,438	1,573	1,822

Adjusted EBITDA (including noncontrolling interests)	157,682	170,481	188,055

Less: Net income attributable to noncontrolling interests	(62,074)	(66,209)	(74,232)

Adjusted EBITDA-NCI	$95,608	$104,272	$113,823

(a)
For 2013, we recorded $20,664 of incremental stock-based compensation expense of which $19,747 related to the modification of certain stock options made in connection with the payment of a dividend to our stockholders and $917 was cash paid for employer payroll taxes. We also recorded $678 of stock-based compensation related to our periodic option grants. In addition, in connection with the dividend, we made a payment equal to $18.09 per share, or $30,056 in the aggregate, to stock option holders, and, in the case of some performance and market options, a future payment will be due upon vesting totaling $2,600. For all other periods, stock-based compensation related to our periodic option grants and cash paid for employer payroll taxes. All dollar amounts in this paragraph, other than per share amounts, are in thousands.

(b)
Represents management fees paid to Centerbridge. In connection with this offering, we intend to amend our transaction fee and advisory services agreement with Centerbridge to terminate our obligation to pay management fees thereunder upon the consummation of this offering. No additional fees will be paid in connection with such termination (other than accrued amounts as of the date of termination). See "Certain Relationships and Related Party Transactions—Transaction Fee and Advisory Services Agreement."

Components of Earnings

Net Patient Service Operating Revenues

              Patient service operating revenues.    The major component of our revenues, which we refer to as patient service operating revenues, is derived from dialysis services. Our patient service operating revenues primarily consist of reimbursement from government-based programs and other (Medicare, Medicaid, state workers' compensation programs and hospitals) and commercial insurance payors and other (including the VA) for dialysis treatments and related services at our clinics. Patient service operating revenues are recognized as services are provided to patients. We maintain a usual and customary fee schedule for dialysis treatment and other patient services; however, actual collectible revenues are normally at a discount to the fee schedule. Medicare and Medicaid programs are billed at predetermined net realizable rates per treatment that are established by statute or regulation. Revenue for contracted payors is recorded at contracted rates and other payors are billed at usual and customary rates, and a contractual allowance is recorded to reflect the expected net realizable revenue for services provided.

              Provision for uncollectible accounts.    Patient service operating revenues are reduced by the provision for uncollectible revenues to arrive at net patient service operating revenues. Provision for uncollectible accounts represents reserves established for amounts for which patients are primarily responsible that we believe will not be collectible.

              Contractual allowances, along with provisions for uncollectible amounts, are estimated based upon contractual terms, regulatory compliance and historical collection experience. Net revenue recognition and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized.

Operating Expenses

              Patient care costs.    Patient care costs are those costs directly associated with operating and supporting our dialysis clinics. Patient care costs consist principally of salaries, wages and benefits, pharmaceuticals, medical supplies, facility costs and laboratory testing. Salaries, wages and benefits consist of compensation and benefits to staff at our clinics, including stock-based compensation expense. Salaries, wages and benefits also include certain labor costs associated with de novo clinic openings. Facility costs consist of rent and utilities and also include rent in connection with de novo clinic openings. Patient care costs also include medical director fees and insurance costs.

              General and administrative expenses.    General and administrative expenses generally consist of: compensation and benefits to personnel at our corporate office for clinic and corporate administration, including accounting, billing and cash collection functions, as well as for regulatory compliance and legal oversight; charitable contributions; and professional fees. General and administrative expenses also include stock-based compensation expense in connection with stock awards to our corporate officers and employees.

              Depreciation and amortization.    Depreciation and amortization expense is primarily attributable to our clinics' equipment and leasehold improvements and amortizing intangible assets. We calculate depreciation and amortization expense using a straight-line method over the assets' estimated useful lives.

Operating Income

              Operating income is equal to our net patient service operating revenues minus our operating expenses. Our operating income is impacted by the factors described above and reflects the effects of losses relating to our start up clinics.

Interest and Taxes

              Interest expense, net.    Interest expense represents charges for interest associated with our corporate level debt and credit facilities entered into by our dialysis clinics.

              Income tax expense.    Income tax expense relates to our share of pre-tax income (losses) from our wholly owned subsidiaries and joint ventures as these entities are pass-through entities for tax purposes. We are not taxed on the share of pre-tax income attributable to noncontrolling interests, and net income attributable to noncontrolling interests in our financial statements has not been presented net of income taxes attributable to these noncontrolling interests.

Net Income Attributable to Noncontrolling Interests

              Noncontrolling interests represent the equity interests in our consolidated entities that we do not wholly own, which is primarily the equity interests of our nephrologist partners in our JV clinics. Our financial statements reflect 100% of the revenues and expenses for our joint ventures (after elimination of intercompany transactions and accounts) and 100% of the assets and liabilities of these joint ventures (after elimination of intercompany assets and liabilities), although we do not own 100% of the equity interests in these consolidated entities. The net income attributable to owners of our consolidated entities, other than us, is classified within the line item Net income attributable to noncontrolling interests. See also "—Critical Accounting Policies and Estimates—Noncontrolling Interests."

Results of Operations

Year Ended December 31, 2015 Compared With Year Ended December 31, 2014

              The following table summarizes our results of operations for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
(dollars in thousands)	2015	2014	Increase (Decrease)
Patient service operating revenues	$657,505	$563,550	$93,955	16.7%
Provision for uncollectible accounts	4,524	2,816	1,708	60.7%

Net patient service operating revenues	652,981	560,734	92,247	16.5%
Operating expenses:
Patient care costs	390,949	329,847	61,102	18.5%
General and administrative	77,250	63,026	14,224	22.6%
Transaction-related costs	2,086	—	2,086	—
Depreciation and amortization	31,846	28,527	3,319	11.6%

Total operating expenses	502,131	421,400	80,731	19.2%

Operating income	150,850	139,334	11,516	8.3%
Interest expense, net	(45,400)	(44,070)	(1,330)	3.0%

Income before income taxes	105,450	95,264	10,186	10.7%
Income tax expense	12,373	12,858	(485)	(3.8)%

Net income	93,077	82,406	10,671	12.9%
Net income attributable to noncontrolling interests	(74,232)	(66,209)	(8,023)	12.1%

Net income attributable to ARA	18,845	$16,197	2,648	16.3%

    Net Patient Service Operating Revenues

              Patient service operating revenues.    Patient service operating revenues for the year ended December 31, 2015 were $657.5 million, an increase of 16.7% from $563.6 million for the year ended December 31, 2014. The increase in patient service operating revenues was primarily due to an increase of approximately 15.4% in the number of dialysis treatments. The increase in treatments resulted principally from non-acquired treatment growth of 11.7% from existing clinics and de novo clinics in 2015. Patient service operating revenues relating to start-up clinics for the years ended December 31, 2015 was $10.1 million compared to $7.3 million for the year ended December 31, 2014. Patient service operating revenues per treatment for the year ended December 31, 2015 were $364, compared to $360 for the year ended December 31, 2014. The sources of revenues by payor type were also relatively consistent, with government-based and other payors accounting for 58.3% and 60.3%, respectively, of our revenues for the years ended December 31, 2015 and 2014.

              Provision for uncollectible accounts.    Provision for uncollectible accounts for the year ended December 31, 2015 was $4.5 million, or 0.7% of patient service operating revenues as compared to $2.8 million, or 0.5% of patient service operating revenues for the same period in 2014. The increase in provision for uncollectible accounts is primarily due to a favorable adjustment to our provision for uncollectible accounts in the year ended December 31, 2014 as a result of a one-time Medicare cost reporting benefit. Our accounts receivable, net of the bad debt allowance, represented approximately 40 days of patient service operating revenues as of December 31, 2015 and 43 days of patient service operating revenues as of December 31, 2014.

    Operating Expenses

              Patient care costs.    Patient care costs for the year ended December 31, 2015 were $390.9 million, an increase of 18.5% from $329.8 million for the year ended December 31, 2014. This increase was primarily due to an increase in the number of treatments. As a percentage of patient service operating revenues, patient care costs were approximately 59.5% for the year ended December 31, 2015 compared to 58.5% for the year ended December 31, 2014. Patient care costs per treatment for the year ended December 31, 2015 were $217 compared to $211 for the year ended December 31, 2014. The increase was primarily attributable to an increase in salary costs, pharmaceutical unit costs, occupancy costs and other direct clinic expenses, partially offset by improved productivity.

              General and administrative expenses.    General and administrative expenses for the years ended December 31, 2015 and December 31, 2014 were $77.3 million and $63.0 million, respectively. As a percentage of patient service operating revenues, general and administrative expenses were approximately 11.7% for the year ended December 31, 2015, compared to 11.2% for the year ended December 31, 2014. General and administrative expenses per treatment for the year ended December 31, 2015 were $43, compared to $40 for the year ended December 31, 2014. This increase is primarily due to treatment growth of 15.4%, and, to a lesser extent, due to an increase in charitable contributions and professional fees.

              Depreciation and amortization.    Depreciation and amortization expense for the year ended December 31, 2015 was $31.8 million, an increase of 11.6% from $28.5 million for the year ended December 31, 2014, primarily related to new clinics. As a percentage of patient service operating revenues, depreciation and amortization expense was approximately 4.8% for the year ended December 31, 2015 compared to 5.1% for the year ended December 31, 2014.

    Operating Income

              Operating income for the year ended December 31, 2015 was $150.9 million, an increase of $11.5 million, or 8.3%, from $139.3 million for the year ended December 31, 2014. The increase was primarily due to the factors described above. In addition, for the years ended December 31, 2015 and 2014, start-up clinics reduced operating income by $9.2 million and $8.0 million, respectively, an increase of $1.2 million reflecting the timing of opening of de novo clinics each year as described under "—Key Factors Affecting our Results of Operations—Clinic Growth and Start-Up Clinic Costs." As a percentage of patient service operating revenues, operating income was 22.9% for the year ended December 31, 2015 compared to 24.7% for the year ended December 31, 2014, reflecting the factors described above.

    Interest and Taxes

              Interest expense, net.    Interest expense, net for the year ended December 31, 2015 was $45.4 million, compared to $44.1 million for the year ended December 31, 2014, an increase of 3.0% primarily due to an increase in third-party clinic-level debt.

              Income tax expense.    The provision for income taxes for the year ended December 31, 2015 represented an effective tax rate of 11.7% compared with 13.5% in 2014. The variation from the statutory federal rate of 35% on our share of pre-tax income during the years ended December 31, 2015 and December 31, 2014 is primarily due to the tax impact of the noncontrolling interest in the clinics as a result of the JV model.

    Net Income Attributable to Noncontrolling Interests

              Net income attributable to noncontrolling interests for the year ended December 31, 2015 was $74.2 million, an increase of 12.1% from $66.2 million for the year ended December 31, 2014. The increase was primarily due to the addition of de novo and acquired clinics and growth in the earnings of our existing JVs.

Year Ended December 31, 2014 Compared With Year Ended December 31, 2013

              The following table summarizes our results of operations for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
(dollars in thousands)	2014	2013	Increase (Decrease)
Patient service operating revenues	$563,550	$498,699	$64,851	13.0%
Provision for uncollectible accounts	2,816	2,773	43	1.6%

Net patient service operating revenues	560,734	495,926	64,808	13.1%
Operating expenses:
Patient care costs	329,847	288,384	41,463	14.4%
General and administrative	63,026	72,640	(9,614)	(13.2)%
Transaction-related costs	—	533	(533)	—
Depreciation and amortization	28,527	23,707	4,820	20.3%

Total operating expenses	421,400	385,264	36,136	9.4%

Operating income	139,334	110,662	28,672	25.9%
Interest expense, net	(44,070)	(43,314)	(756)	1.7%
Loss on early extinguishment of debt	—	(33,921)	33,921	—

Income before income taxes	95,264	33,427	61,837	185.0%
Income tax expense (benefit)	12,858	(8,200)	21,058	(256.8)%

Net income	82,406	41,627	40,779	98.0%
Net income attributable to noncontrolling interests	(66,209)	(62,074)	(4,135)	6.7%

Net income (loss) attributable to ARA	$16,197	$(20,447)	$36,644	(179.2)%

    Net Patient Service Operating Revenues

              Patient service operating revenues.    Patient service operating revenues for the year ended December 31, 2014 were $563.6 million, an increase of 13.0% from $498.7 million for the year ended December 31, 2013. The increase in patient service operating revenues was primarily due to an increase of approximately 13.1% in the number of dialysis treatments. The increase in treatments resulted principally from non-acquired treatment growth of 12.4% from existing clinics and de novo clinics in 2014. Patient service operating revenues relating to start-up clinics for the years ended December 31, 2014 was $7.3 million compared to $3.6 million for the year ended December 31, 2013. Patient service operating revenues per treatment for the year ended December 31, 2014 were $360, consistent with $361 for the year ended December 31, 2013. The sources of revenues by payor type were also relatively consistent, with government-based and other payors accounting for 60.3% and 60.0%, respectively, of our revenues for the years ended December 31, 2014 and 2013.

              Provision for uncollectible accounts.    Provision for uncollectible accounts for the year ended December 31, 2014 was $2.8 million, or 0.5% of patient service operating revenues as compared to $2.8 million, or 0.6% of patient service operating revenues for the same period in 2013.

    Operating Expenses

              Patient care costs.    Patient care costs for the year ended December 31, 2014 were $329.8 million, an increase of 14.4% from $288.4 million for the year ended December 31, 2013. This increase was primarily due to an increase in the number of treatments. As a percentage of patient service operating revenues, patient care costs were approximately 58.5% for the year ended December 31, 2014 compared to 57.8% for the year ended December 31, 2013. Patient care costs per treatment for the year ended December 31, 2014 were $211 compared to $209 for the year ended December 31, 2013. The increase was primarily attributable to an increase in salary costs, pharmaceutical unit costs, occupancy costs and other direct clinic expenses, partially offset by improved productivity and the $20.7 million of stock-based compensation expense associated with the 2013 Transactions. Expenses relating to start-up clinics increased in 2014 particularly as a result of opening 11 clinics in the fourth quarter of 2013 and in general due to the timing of de novo clinic openings each year, as described under "—Key Factors Affecting our Results of Operations—Clinic Growth and Start-Up Clinic Costs."

              General and administrative expenses.    General and administrative expenses for the years ended December 31, 2014 and December 31, 2013 were $63.0 million and $72.6 million, respectively. As a percentage of patient service operating revenues, general and administrative expenses were approximately 11.2% for the year ended December 31, 2014, compared to 14.6% for the year ended December 31, 2013. General and administrative expenses per treatment for the year ended December 31, 2014 were $40, compared to $53 for the year ended December 31, 2013. This decrease in general and administrative expenses on an absolute basis and per treatment is primarily due to the stock-based compensation expense associated with the 2013 Transactions, of which $17.7 million was included in our general and administrative expenses for 2013.

              Depreciation and amortization.    Depreciation and amortization expense for the year ended December 31, 2014 was $28.5 million, an increase of 20.3% from $23.7 million for the year ended December 31, 2013, primarily related to new clinics. As a percentage of patient service operating revenues, depreciation and amortization expense was approximately 5.1% for the year ended December 31, 2014 compared to 4.8% for the year ended December 31, 2013.

    Operating Income

              Operating income for the year ended December 31, 2014 was $139.3 million, an increase of $28.6 million, or 25.9%, from $110.7 million for the year ended December 31, 2013. The increase was primarily due to the factors described above. In addition, for the years ended December 31, 2014 and 2013, start-up clinics reduced operating income by $8.0 million and $4.8 million, respectively, an increase of $3.2 million reflecting the timing of opening of de novo clinics each year as described under "—Key Factors Affecting our Results of Operations—Clinic Growth and Start-Up Clinic Costs." As a percentage of patient service operating revenues, operating income was 24.7% for the year ended December 31, 2014 compared to 22.2% for the year ended December 31, 2013, reflecting the factors described above, including the stock-based compensation in 2013.

    Interest and Taxes

              Interest expense, net.    Interest expense, net for the year ended December 31, 2014 was $44.1 million, compared to $43.3 million for the year ended December 31, 2013, an increase of 1.7% primarily due to an increase in third-party clinic-level debt.

              Loss on early extinguishment of debt.    Loss on early extinguishment of debt for the year ended December 31, 2013 was $33.9 million as a result of our debt refinancing activities during the first quarter of 2013. The loss was comprised of a call premium of $21.1 million and the write-off of $12.8 million of unamortized debt issuance costs.

              Income tax (benefit) expense.    The benefit for income taxes for the year ended December 31, 2014 represented an effective tax rate of 13.5% compared with (24.5)% in 2013. The variation from the statutory federal rate of 35% on our share of pre-tax income during the years ended December 31,

2014 and December 31, 2013 is primarily due to the tax impact of the noncontrolling interest in the clinics as a result of the JV model.

    Net Income Attributable to Noncontrolling Interests

              Net income attributable to noncontrolling interests for the year ended December 31, 2014 was $66.2 million, an increase of 6.7% from $62.1 million for the year ended December 31, 2013. The increase was primarily due to the addition of de novo and acquired clinics and growth in the earnings of our existing JVs.

Quarterly Results of Operations

              The following tables set forth our unaudited quarterly consolidated financial data for each of the eight quarters in the 24-month period ended December 31, 2015. We have prepared the quarterly data on a basis consistent with our audited consolidated financial statements included in this prospectus and include, in our opinion, all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
(in thousands, except operating data)	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Statement of Income Data:
Patient service operating revenues	$130,516	$139,492	$142,768	$150,774	$150,344	$162,585	$169,190	$175,386
Provision for uncollectible accounts	934	72	942	868	1,021	1,084	1,244	1,175

Net patient service operating revenues	129,582	139,420	141,826	149,906	149,323	161,501	167,946	174,211

Operating expenses:
Patient care costs	78,884	81,330	81,886	87,747	92,130	96,103	100,110	102,606
General and administrative	14,866	15,639	15,754	16,767	17,203	20,087	19,373	20,587
Transaction-related costs	—	—	—	—	—	—	2,105	(19)
Depreciation and amortization	6,639	6,858	7,322	7,708	7,741	7,431	7,670	9,004

Total operating expenses	100,389	103,827	104,962	112,222	117,074	123,621	129,258	132,178

Operating Income	29,193	35,593	36,864	37,684	32,249	37,880	38,688	42,033
Interest expense, net	(10,633)	(11,213)	(10,758)	(11,466)	(11,462)	(11,361)	(11,816)	(10,761)

Income before income taxes	18,560	24,380	26,106	26,218	20,787	26,519	26,872	31,272
Income tax expense	1,865	3,432	3,837	3,724	2,207	3,338	3,276	3,552

Net income	16,695	20,948	22,269	22,494	18,580	23,181	23,596	27,720
Less: Net income attributable to noncontrolling interest	(14,347)	(16,638)	(17,438)	(17,786)	(15,704)	(18,159)	(19,491)	(20,878)

Net income attributable to ARA	$2,348	$4,310	$4,831	$4,708	$2,876	$5,022	$4,105	$6,842

Other Financial Data:
Adjusted EBITDA (including noncontrolling interests)(1)	$36,390	$43,050	$44,852	$46,189	$40,731	$46,143	$49,169	$52,012
Adjusted EBITDA-NCI(1)	22,043	26,412	27,414	28,403	25,027	27,984	29,678	31,134
Capital Expenditures	8,918	7,700	12,705	10,526	10,997	16,895	10,005	8,376
Development capital expenditures	7,412	6,024	11,282	7,341	9,065	14,219	6,440	5,588
Maintenance capital expenditures	1,506	1,676	1,423	3,185	1,932	2,676	3,565	2,788
Operating Data
Number of clinics (as of end of period)	152	156	160	175	177	181	187	192
Number of de novo clinics opened (during period)	2	4	3	6	1	5	6	4
Patients (as of end of period)	10,376	10,466	10,857	11,581	11,982	12,300	12,543	13,151
Number of treatments	368,080	383,833	394,936	416,953	419,966	445,695	463,181	476,068
Non-acquired treatment growth	9.3%	8.9%	9.6%	11.3%	9.4%	11.7%	13.3%	11.2%
Patient service operating revenues per treatment	$355	$363	$361	$362	$358	$365	$365	$368
Patient care costs per treatment	$214	$212	$207	$210	$219	$216	$216	$216
General and administrative expenses per treatment	$40	$41	$40	$40	$41	$45	$42	$43

(1)
The following table presents the reconciliation from net income to Adjusted EBITDA and Adjusted EBITDA-NCI for the periods indicated:

	Three Months Ended
(in thousands)	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Net Income	$16,695	$20,948	$22,269	$22,494	$18,580	$23,181	$23,596	$27,720
Add:
Stock-based compensation	205	222	313	307	306	297	449	399
Depreciation and amortization	6,639	6,858	7,322	7,708	7,741	7,431	7,670	9,004
Interest expense, net	10,633	11,213	10,758	11,466	11,462	11,361	11,816	10,761
Income tax expense	1,865	3,432	3,837	3,724	2,207	3,338	3,276	3,522
Transaction-related costs	—	—	—	—	—	—	2,105	(19)
Management fee	353	377	353	490	435	535	257	595

Adjusted EBITDA (including noncontrolling interests)	36,390	43,050	44,852	46,189	40,731	46,143	49,169	52,012

Less: Net income attributable to noncontrolling interests	(14,347)	(16,638)	(17,438)	(17,786)	(15,704)	(18,159)	(19,491)	(20,878)

Adjusted EBITDA -NCI	$22,043	$26,412	$27,414	$28,403	$25,027	$27,984	$29,678	$31,134

Liquidity and Capital Resources

              Our primary sources of liquidity are funds generated from our operations, short-term borrowings under our revolving credit facility and borrowings of long-term debt. Our principal needs for liquidity are to pay our operating expenses, to fund the development and acquisition of new clinics, to fund capital expenditures and to service our debt. In addition, a significant portion of our cash flows is used to make distributions on the noncontrolling equity interests held by our nephrologist partners in our JV clinics. Except as otherwise indicated, the following discussion of our liquidity and capital resources presents information on a consolidated basis, without adjusting for the effect of noncontrolling interests.

              We believe our cash flows from operations, combined with availability under our revolving credit facility, provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes the next 12 months. If existing cash and cash generated from operations and borrowings under our revolving credit facility are insufficient to satisfy our liquidity requirements, we may seek to obtain additional debt or equity financing. If additional funds are raised through the issuance of debt securities, these securities could contain covenants that would restrict our operations. Any financing may not be available in amounts or on terms acceptable to us. If we are unable to obtain required financing, we may be required to reduce the scope of our planned growth efforts, which could harm our financial condition and operating results.

              If we decide to pursue one or more acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

Cash Flows

              The following table shows a summary of our cash flows for the periods indicated.

	Year Ended December 31,
(dollars in thousands)	2013	2014	2015
Net cash provided by operating activities	$94,177	$118,259	$133,595
Net cash used in investing activities	(50,177)	(44,935)	(48,915)
Net cash used in financing activities	(42,153)	(44,719)	(55,167)

Net increase in cash	$1,847	$28,605	$29,513

Net Cash from Operating Activities

              Net cash provided by operating activities in 2015 was $133.6 million compared to $118.3 million in 2014, an increase of $15.3 million, or 13.0%, primarily attributable to an increase in net income. Days sales outstanding was 40 days as of December 31, 2015 compared to 43 days as of December 31, 2014.

              Net cash provided by operating activities in 2014 was $118.3 million compared to $94.2 million in 2013, an increase of $24.1 million, or 25.6%, driven by an increase in net income after non-cash items and stock compensation expense and, to a lesser extent, a decrease in accounts receivable as a result of increased collections. Days sales outstanding was 43 days as of December 31, 2014 compared to 48 days as of December 31, 2013.

Net Cash from Investing Activities

              Net cash used in investing activities in 2015 was $48.9 million compared to $44.9 million in 2014, an increase of $4.0 million, or 8.9%, primarily attributable to an increase in development capital expenditures for construction of de novo clinics.

              Net cash used in investing activities in 2014 was $44.9 million compared to $50.2 million in 2013, a decrease of $5.2 million, or 10.4%, primarily due to a decrease in the amount of cash used for acquisitions in 2014 compared to 2013.

Net Cash from Financing Activities

              Net cash used in financing activities in 2015 was $55.2 million compared to $44.7 million in 2014, an increase of $10.4 million, or 23.4%. This increase was primarily attributable to an increase in distributions to noncontrolling interests and payments on long-term debt, offset by an increase in proceeds from borrowings.

              Net cash used in financing activities in 2014 was $44.7 million compared to $42.2 million in 2013, an increase of $2.5 million, or 6.1%. This increase was primarily attributable a $10.1 million, or 17.5%, increase in distributions to noncontrolling interests, which totaled $68.2 million in 2014 compared to $58.1 million in 2013, partially offset by an increase in proceeds from term loan borrowings, net of the activity related to the 2013 transactions described below.

              In March 2013, we issued $400 million in term B loans under our first lien credit agreement and $240 million in term loans under our second lien credit agreement. With the net proceeds from such issuance, we made payments on long-term debt relating to our redemption of the $250 million outstanding principal amount of our 8.375% Senior Secured Notes due 2018 initially issued in May 2010 and the $174 million outstanding principal amount of our 9.75% / 10.50% Senior PIK Toggle Notes due 2016 issued in March 2011. We also made a $199.7 million return of capital dividend and related payments to our stockholders and option holders in the same month. We refer to these concurrent March 2013 transactions collectively as the "2013 Transactions."

Capital Expenditures

              For the years ended December 31, 2015, 2014 and 2013, we made capital expenditures of $46.3 million, $39.8 million and $37.8 million, respectively, of which $35.3 million, $32.1 million and $30.6 million, respectively, were development capital expenditures primarily incurred in connection with de novo clinic development and $11.0 million, $7.8 million and $7.2 million, respectively, were maintenance capital expenditures, which consist primarily of capital improvements at our existing clinics, including renovations and equipment replacement. For 2016, we expect to spend approximately 5% to 6% of total annual revenues for development capital expenditures and 1% to 2% of total annual revenues on maintenance capital expenditures.

Debt Facilities

              As of December 31, 2015, we had outstanding $684.2 million in aggregate principal amount of indebtedness, with an additional $50.0 million of borrowing capacity available under our revolving credit facility (and no outstanding letters of credit). Our outstanding indebtedness included $378.2 million of term B loans under our first lien credit agreement and $238.6 million of term loans under our second lien credit agreement as of December 31, 2015. Such outstanding indebtedness also included our third-party clinic-level debt, which consisted of term loans and lines of credit (excluding intercompany loans) totaling $75.9 million as of December 31, 2015 with maturities ranging from January 2016 to December 2023 and interest rates ranging from 3.15% to 8.57%. On a pro forma basis giving effect to the NewCo Distribution and the Refinancing as if they had occurred on December 31, 2015, we would have had outstanding $             million in aggregate principal amount of indebtedness, with an additional $         million of borrowing capacity available under our revolving credit facility, which indebtedness would have included $             million of first lien term loans and $             million of third-party clinic-level debt. For further information on our indebtedness, see "Description of Indebtedness."

Contractual Obligations and Commitments

              The following is a summary of contractual obligations and commitments as of December 31, 2015, without giving effect to this offering, the Refinancing or the NewCo Distribution (excluding put obligations relating to our joint ventures, which are described separately below):

Scheduled payments under contractual obligations (in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Third-party clinic-level debt (including current portion)(1)	$72,396	$21,125	$34,217	$16,295	$759
Term B loans(2)	378,235	4,000	8,000	366,235	—
Second lien term loans(3)	238,559	—	—	238,559	—
Other corporate debt	3,527	485	3,042	—	—
Operating leases(4)	156,881	22,726	42,669	34,343	57,143
Interest payments(5)	156,769	40,752	78,355	37,648	14
Management fee(6)	5,939	1,774	3,548	617	—

Total	$1,012,306	$90,862	$169,831	$693,697	$57,916

(1)
Bears interest at either fixed or variable rates, with principal and interest payments due monthly.

(2)
Bears interest at a variable rate, with principal payments of $1.0 million and interest payments due quarterly.

(3)
Bears interest at a variable rate with interest payments due quarterly.

(4)
Net of estimated sublease proceeds of approximately $1.0 million per year from 2016 through 2022 and approximately $0.6 million or less thereafter.

(5)
Represents interest payments on debt obligations, including the term B loans, the term loans under the second lien credit agreement and the loans under the revolving credit facility. To project interest payments on floating rate debt, we have used the rate as of December 31, 2015. Reflects net effect of swap payments under our existing interest rate swap agreements.

(6)
Represents minimum management fees payable to Centerbridge. In connection with this offering, we intend to amend our transaction fee and advisory services agreement with Centerbridge to terminate our obligation to pay management fees thereunder upon the consummation of this offering. No additional fees will be paid in connection with such termination (other than accrued amounts as of the date of termination). See "Certain Relationships and Related Party Transactions—Transaction Fee and Advisory Services Agreement."

              The following is a summary of contractual obligations and commitments as of December 31, 2015, on a pro forma basis giving effect to this offering, the Refinancing and the NewCo Distribution (excluding put obligations relating to our joint ventures and payments under the TRA, which are described separately below):

Scheduled payments under contractual obligations (in thousands)	Total		Less than 1 year		1 - 3 years		3 - 5 years		More than 5 years
Third-party clinic-level debt (including current portion)(1)	$		$		$		$		$
Term B loans and incremental term loans(2)
Other corporate debt		3,527		485		3,042		—		—
Operating leases(3)		156,881		22,726		42,669		34,343		57,143
Interest payments(4)

Total	$		$		$		$		$

(1)
Bears interest at either fixed or variable rates, with principal and interest payments due monthly. After giving effect to the NewCo Distribution, our third-party clinic-level debt will include our assigned clinic loans, which are currently eliminated in consolidation as intercompany obligations. See "Description of Indebtedness—Third-Party Clinic-Level Debt."

(2)
Bears interest at a variable rate, with principal payments of $1.0 million and interest payments due quarterly. See "Description of Indebtedness—Credit Facilities—ARH First Lien Credit Agreement."

(3)
Net of estimated sublease proceeds of approximately $1.0 million per year from 2016 through 2022 and approximately $0.6 million or less thereafter.

(4)
Represents interest payments on debt obligations, including the term B loans, incremental term loans and clinic-level debt. To project interest payments on floating rate debt, we have used the rate as of December 31, 2015. Reflects net effect of swap payments under our existing interest rate swap agreements.

Put Obligations

              We also have potential obligations with respect to some of our non-wholly owned subsidiaries in the form of put provisions, which are exercisable at our nephrologist partners' future discretion at certain time periods ("time-based puts") or upon the occurrence of certain events ("event-based puts") as set forth in each specific put provision, which may include the sale of assets, closure of the clinic, acquisitions over a certain dollar amount, departure of key executives and other events. The time when some of the time-based put rights may be exercised may be accelerated as a result of this offering. If the put obligations are exercised by a physician partner, we are required to purchase, at fair market value, a previously agreed upon percentage of such physician partner's ownership interest. See "Note F—Noncontrolling Interests Subject to Put Provisions" in the notes to our unaudited consolidated financial statements, included elsewhere in this prospectus, for discussion of these put provisions. See also "Risk Factors—Risks Related to Our Business—We may be required to purchase the ownership interests of our physician partners, which may require additional debt or equity financing, and in certain limited circumstances some of our physician partners may have the right to purchase our JV ownership interests."

              As of December 31, 2015, $12.1 million of time-based put obligations were exercisable by our nephrologist partners. Since our inception, only $5.8 million of time-based puts have been exercised by our nephrologist partners. The following is a summary of the estimated potential cash payments in each of the specified years under all time-based puts existing as of December 31, 2015 and reflects the payments that would be made, assuming (a) all vested puts as of December 31, 2015 were exercised on January 1, 2016 and paid according to the applicable agreement and (b) all puts exercisable thereafter were exercised as soon as they vest and are paid accordingly.

(in thousands) Year	Potential Cash Payment
2016	$20,752
2017	10,654
2018	11,409
2019	10,818
2020	9,190
Thereafter	17,941

Total	$80,764

              The estimated fair values of the interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these obligations may be settled will vary depending upon clinic performance, market conditions and access to the credit and capital markets, and may increase as a result of this offering. As of December 31, 2015, we had recorded liabilities of approximately $80.8 million for all existing time-based obligations, of which $22.0 million may be accelerated as a result of this offering, substantially all of which obligations were recorded for 2016 and thereafter. In addition, as of December 31, 2015, we had $27.4 million of event-based put obligations (including certain time-based put obligations that became event-based put obligations but are not currently exercisable), none of which were exercisable by our nephrologist partners at December 31, 2015, but $15.4 million of which would be accelerated as a result of this offering.

Income Tax Receivable Agreement

              Prior to the completion of this offering, we intend to enter into a TRA that will provide for the payment by us to our pre-IPO stockholders on a pro rata basis of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of any Option Deductions. We plan to fund the payments under the TRA with cash flows from operations and, to the extent necessary, the proceeds of borrowings under our credit facilities. The amounts and timing of our obligations under the TRA are subject to a number of factors, including the amount and timing of the taxable income we generate in the future, whether and when any Relevant Stock Options are exercised and the value of our common stock at the time of such exercise, and to uncertainty relating to the future events that could impact such obligations. Estimating the amount of payments that may be made under the TRA is by its nature imprecise given such uncertainty. However, we expect that during the term of the TRA the payments that we make will be material. Such payments will reduce the liquidity that would otherwise have been available to us. See "Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement."

Off Balance Sheet Arrangements

              We do not have any off balance sheet arrangements.

Recent Accounting Pronouncements

              In November 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-17, "Income Taxes (Topic 740)—Balance Sheet Classification of Deferred Taxes," which requires an entity to classify deferred tax liabilities and assets as noncurrent within a classified balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. ASU 2015-17 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2016, with early adoption permitted. This update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We have adopted ASU 2015-17 early on a retrospective basis. Adoption did not have a material impact on our consolidated results of operations or financial position.

              In April 2015, the FASB issued ASU 2015-03, "Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs." The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective beginning January 1, 2016. Early adoption is permitted. Upon adoption, the guidance must be applied retrospectively to all periods presented in the financial statements. We have elected not to early adopt this standard. Adoption of the standard will impact the presentation of our debt issuance costs on our consolidated balance sheets and the related disclosures.

              In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," which requires companies to recognize revenue when a customer obtains control rather than when companies have transferred substantially all risks and rewards of a good or service. The new standard also requires entities to enhance disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard allows for either a full retrospective or a modified retrospective transition method and is effective for fiscal years beginning after December 15, 2016. In July 2015, the FASB issued a deferral of ASU 2014-09 for one year making it effective for annual reporting periods beginning on or after December 15, 2017 while also providing for early adoption but not before the original effective date. We are currently assessing the impact the adoption of ASU 2014-09 will have on our consolidated financial statements.

              In April 2014, the Financial Accounting Standards Board issued ASU 2014-08, "Presentation of Financial Statements and Property, Plant, and Equipment: Reporting Discontinued Operations and Disclosure of Disposals of Components of Equity." The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization's results from continuing operations. The ASU amendments are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The adoption of this standard did not have a material impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

              We believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve significant judgments and estimates used in the preparation of our consolidated financial statements. An accounting policy is deemed to be critical if it requires a judgment or accounting estimate to be made based on assumptions about matters that are highly uncertain, and if different estimates that could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed below, are also critical to understanding our consolidated financial statements. The notes to our consolidated financial statements contain additional information related to our accounting policies and should be read in conjunction with this discussion.

Net Patient Service Operating Revenues

              Patient service operating revenues are recognized as services are provided to patients and consist primarily of reimbursement for dialysis. We maintain a fee schedule for dialysis treatment and other patient services; however, actual collectible revenues are normally at a discount to the fee schedule. We bill Medicare and Medicaid programs at predetermined net realizable rates per treatment that are established by statute or regulation. Revenue for contracted payors is recorded at contracted rates and other payors are billed at usual and customary rates, and a contractual allowance is recorded to reflect the expected net realizable revenue for services provided. Contractual allowances, along with provisions for uncollectible amounts, are estimated based upon contractual terms, regulatory compliance, and historical collection experience. Net revenue recognition and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized.

              Patient service operating revenues may be subject to adjustment as a result of (i) examinations of the Company or Medicare or Medicaid Managed Care programs that the Company serves, by government agencies or contractors, for which the resolution of any matters raised may take extended periods of time to finalize; (ii) differing interpretations of government regulations by different fiscal intermediaries or regulatory authorities; (iii) differing opinions regarding a patient's medical diagnosis or the medical necessity of service provided; (iv) retroactive applications or interpretations of governmental requirements; and (v) claims for refund from private payors, including as the result of government actions.

              Patient service operating revenues associated with patients whose primary coverage is under governmental programs, including Medicare and Medicaid, and Medicare or Medicaid Managed Care programs, accounted for approximately 58% and 60%, respectively of total patient service operating revenues for both the year ended December 31, 2015 and December 31, 2014.

              Patient service operating revenues are reduced by the provision for uncollectible accounts to arrive at net patient service operating revenues.

Accounts Receivable

              Accounts receivable, which are recorded based on our recognition of net patient service operating revenues as described above, are reduced by an allowance for doubtful accounts. In evaluating the ultimate collectability and net realizable value of our accounts receivable, we analyze our historical cash collection experience and trends for each of our government payors and commercial payors to estimate the adequacy of the allowance for doubtful accounts and the amount of the provision for bad debts. Our management regularly updates its analysis based upon the most recent information available to determine its current provision for bad debts and the adequacy of its allowance for doubtful accounts. For receivables associated with services provided to patients covered by government payors, like Medicare, we receive 80% of the payment directly from Medicare as established under the government's bundled payment system and determine an appropriate allowance for doubtful accounts and provision for bad debts on the remaining balance due depending upon our estimate of the amounts ultimately collectible from other secondary coverage sources or from the patients. For receivables associated with services to patients covered by commercial payors that are either based upon contractual terms or for non-contracted health plan coverage, we provide an allowance for doubtful accounts and a provision for bad debts based upon our historical collection experience and potential inefficiencies in our billing processes and for which collectability is determined to be unlikely. Receivables where the patient is the primary payor make up less than 1% of our accounts receivable and it is our policy to reserve for a portion of these outstanding accounts receivable balances based on historical collection experience and for which collectability is determined to be unlikely.

              Patient accounts receivable from the Medicare and Medicaid programs were $73.6 million and $62.1 million at December 31, 2015 and 2014, respectively. No other single payor accounted for more than 6% of total patient accounts receivable.

Noncontrolling Interests

              We have a controlling interest in each of our 192 clinics as of December 31, 2015, and our joint venture partners have the remaining noncontrolling interests. We are required to treat noncontrolling interests (other than noncontrolling interests subject to put provisions) as a separate component of equity, but apart from our equity, and not as a liability or other item outside of equity. We are also required to present consolidated net income attributable to us and to noncontrolling interests on the face of the consolidated statement of income. In addition, changes in our ownership interest while we retain a controlling financial interest are prospectively accounted for as equity transactions. We are also required to expand disclosures in the financial statements to include a reconciliation of the beginning and ending balances of the equity attributable to us and the noncontrolling owners and a schedule showing the effects of changes in our ownership interest in a subsidiary on the equity attributable to us.

              Further, we are also required to classify securities with redemption features that are not solely within our control, such as the noncontrolling interests subject to put provisions, outside of permanent equity and to measure these noncontrolling interests at fair value. See "Note I—Noncontrolling Interests Subject to Put Provisions" in our audited consolidated financial statements included elsewhere in this prospectus for further details. These put provisions, if exercised, would require us to purchase our nephrologist partners' interests at the appraised fair value. We estimate the fair value of the noncontrolling interests subject to these put provisions using an average multiple of earnings, based on historical earnings and other factors. The estimate of the fair values of the interests subject to these put provisions is a critical accounting estimate that involves significant judgments and assumptions and may not be indicative of the actual values at which these obligations may ultimately be settled in the future. The estimated fair values of the interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these obligations may be settled will vary depending upon market conditions and access to the credit and capital markets, which can impact the level of competition for dialysis and non-dialysis related businesses and the economic performance of these businesses.

              Net income attributable to noncontrolling interests for 2015, 2014 and 2013 was approximately $74.2 million, $66.2 million and $62.1 million, respectively. The increases in noncontrolling interests in 2015 and 2014 were primarily due to increases in the number of new joint ventures and increases in the profitability of our dialysis-related joint ventures.

Inventories

              Inventories are stated at the lower of cost (first-in, first-out method) or market, and consist principally of pharmaceuticals and dialysis-related consumable supplies.

Property and Equipment

              Property and equipment was recorded at fair value as of May 8, 2010, the date after which the Acquisition was consummated by Centerbridge, and are currently stated at the May 8, 2010 fair value less accumulated depreciation through December 31, 2015. Depreciation is being recorded over the remaining useful lives. Property and equipment acquired after May 7, 2010 as part of an acquisition are recorded at fair value and other purchases are stated at cost with depreciation calculated using the straight-line method over their estimated useful lives as follows:

Buildings	39 years
Leasehold improvements	Shorter of lease term or useful lives
Equipment and information systems	3 to 10 years

              Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Maintenance and repairs are charged to expense as incurred. We capitalize interest on funds borrowed to finance facility construction.

Deferred Financing Costs

              Costs incurred in connection with debt issuances are deferred and are amortized using the effective interest method over the term of the related instrument as interest expense. Upon extinguishment of the related debt prior to its original maturity date, the cost and related accumulated amortization are removed from the accounts and any resulting loss is included with loss on early extinguishment of debt.

Amortizable Intangible Assets

              Amortizable intangible assets include a right of first refusal waiver, noncompete agreements and certificates of need. Each of these assets is amortized on a straight-line basis over the term of the agreement, which is generally five to ten years.

Stock-Based Compensation

              We measure and recognize compensation expense for all share-based payment awards based on estimated fair values at the date of grant. Determining the fair value of share-based awards requires judgment in developing assumptions, which involve a number of variables. We calculate fair value by using a Monte Carlo simulation-based approach for the portion of the option that contains both a market and performance condition and the Black-Scholes valuation model for the portion of the option that contains a performance or service-based condition. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected term of the option, the expected volatility of the common stock over the option's expected terms, the risk-free interest rate over the option's expected term, and our expected annual dividend yield. Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility was estimated based on the historical equity volatility of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. For each of the comparable publicly traded entities, the historical equity volatility and the capital structure of the entity were used to calculate the implied stock volatility. The average implied stock volatility of the comparable publicly traded entities was then used to calculate a relevered equity volatility for the Company based on the Company's own capital structure. The comparable entities from the health care sector were chosen based on area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available after the consummation of this offering. Stock-based compensation expense for performance and service-based stock awards is recognized over the requisite service period using the straight-line method, which is generally the vesting period of the equity award, and is adjusted each period for anticipated forfeitures. Forfeitures are estimated at time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. For market and performance awards whose vesting is contingent upon a specified event, we defer all stock-based compensation until the consummation of the event. See "Note P—Stock-Based Compensation" in our audited consolidated financial statements included elsewhere in this prospectus for discussion of the key assumptions included in determining the fair value of our equity awards at grant date.

Fair Value of Common Stock

              We granted stock options with the following exercise prices during the period beginning on and after the 2013 Transactions to the date of this prospectus:

Option Grant Dates	Number of Shares Underlying Options		Exercise Price Per Share	Fair Market Value Per Underlying Share as of Grant Date
March 2013	45,200		15.86	15.86
	478,542	(1)	19.92	15.86
May 2013	41,800		21.56	21.56
August 2013	44,800		25.30	25.30
March 2014	91,250		30.71	30.71
May 2014	27,500		31.58	31.58
	593,604		51.94	31.58
July 2014	32,050		37.53	37.53
October 2014	59,400		40.69	40.69
March 2015	73,500		42.86	42.86
May 2015	31,300		47.44	47.44
August 2015	125,450		64.94	64.94

(1)
Reflects re-pricing of time-based vesting stock options issued in exchange for outstanding stock options.

              Valuations were prepared in accordance with the guidelines in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock. We considered the following approaches in the preparation of our valuations as follows:

              Market Approach.    The market approach values a business by reference to guideline companies, for which enterprise values are known. This approach has two principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar publicly-traded companies. The guideline acquisition methodology focuses on comparisons between the subject company and guideline acquired public or private companies. A derivative of the guideline public company method is the guideline initial public offering, or IPO, method, which compares the enterprise values of newly public enterprises in our industry.

              Discounted Cash Flow Method, or DCF.    The discounted cash flow method estimates the value of the business by discounting the estimated future cash flows available for distribution after funding internal needs to present value.

              The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place any reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Identified Non-Amortizable Intangible Assets and Goodwill

              Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life identifiable intangible assets and goodwill are not amortized but are tested for impairment at least annually. We perform our annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill or indefinite lived intangible assets is impaired. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

              Each period, we can elect to initially perform a qualitative assessment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If we believe, as a result of its qualitative assessment, that it is not more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying amount, then the first and second steps of the quantitative goodwill impairment test are unnecessary. If we elect to bypass the qualitative assessment option, or if the qualitative assessment was performed and resulted in our being unable to conclude that it is not more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying amount, we will perform the two-step quantitative goodwill impairment test. We perform the first step of the two-step quantitative goodwill impairment test by calculating the fair value of the reporting unit using a discounted cash flow method, and then comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, we perform the second step of the quantitative goodwill impairment test to measure the amount of the impairment loss, if any. Based on these assessments and tests, we have concluded there was no impairment for the years ended December 31, 2015 and 2014.

Impairment of Long-Lived Assets

              Long-lived assets include property and equipment and finite-lived intangibles. In the event that facts and circumstances indicate that these assets may be impaired, an evaluation of recoverability at the lowest asset group level would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required. The lowest level for which identifiable cash flows exist is the operating clinic level. There was no impairment charge recorded in either 2015, 2014 or 2013.

Income Taxes

              We account for income taxes under the liability approach. Under this approach, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates, which will be in effect when these differences reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities between reporting periods. A valuation allowance is established when, based on an evaluation of objectively verifiable evidence, there is a likelihood that some portion or all of the deferred tax assets will not be realized.

              Our income tax provision (benefit) relates to its share of pre-tax income (losses) from our ownership interest in our subsidiaries as these entities are pass-through entities for tax purposes. Accordingly, we are not taxed on the share of pre-tax income attributable to noncontrolling interests and net income attributable to noncontrolling interests in the accompanying consolidated financial statements has not been presented net of income taxes attributable to these noncontrolling interests.

              We recognize a tax position in its financial statements when that tax position, based solely upon its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Once the recognition threshold is met, the tax position is then measured to determine the actual amount of benefit to recognize in the financial statements. In addition, the recognition threshold of more-likely-than-not must continue to be met in each reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the financial reporting period in which that threshold is no longer met. We recognize interest and penalties related to unrecorded tax positions in our income tax expense.

Quantitative and Qualitative Disclosure About Market Risk

              Our investments include cash. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes.

Interest Rate Risk

              Our credit facilities contain multiple interest rate options which allow us to choose between a rate based on U.S. prime rate-based interest rate, a federal funds rate or a London Interbank Offered Rate-based interest rate. We are subject to changes in interest rates on our outstanding term loans. As of December 31, 2015, there were no borrowings under our revolving credit facility. If we were to draw on it, then we would also be subject to changes in interest rates with respect to these borrowings. We may be exposed to interest rate volatility to the extent such interest rate risk is not hedged.

              We have entered into two interest swap agreements as a means of hedging exposure to, and volatility from, variable-based interest rate changes as part of an overall interest rate risk management strategy. The agreements are not held for trading or speculative purposes and have the economic effect of converting the London Interbank Offered Rate ("LIBOR") variable component of our interest rate to a fixed rate. These swap agreements are designated as cash flow hedges, and as a result, hedge-effective gains or losses resulting from changes in fair values of these swaps are reported in other comprehensive income until such time as each swap is realized, at which time the amounts are classified as net income. The swaps are not perfectly effective. At each reporting period we measure the ineffectiveness and record those cumulative measurements in the non-cash component of interest expense. Net amounts paid or received for each swap that has settled has been reflected as adjustments to interest expense. The swaps do not contain credit risk contingent features.

Inflation Risk

              We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

              We are the largest dialysis services provider in the United States focused exclusively on joint venture partnerships with physicians. We provide high-quality patient care and clinical outcomes to patients suffering from ESRD. Our core values create a culture of clinical autonomy and operational accountability for our physician partners and staff members. We believe our joint venture model has helped us become one of the fastest-growing national dialysis services platforms, in terms of the growth rate of our non-acquired treatments since 2012.

              We operate our clinics exclusively through a JV model, in which we partner primarily with local nephrologists to develop, own and operate dialysis clinics, while the providers of the majority of dialysis services in the United States operate through a combination of wholly owned subsidiaries and joint ventures. Each of our clinics is maintained as a separate joint venture in which generally we have the controlling interest and our nephrologist partners and other joint venture partners have a noncontrolling interest. As of December 31, 2015, on average we held 54% of the interests in our clinics and our nephrologist partners held 46% of the interests. We believe our JV model, combined with a high-quality operational infrastructure, provides our physician partners the independence to make improved clinical decisions so they can focus on maximizing patient care and grow their clinical practices.

              We believe our approach has attracted physician partners and facilitated the expansion of our platform through de novo clinics. Since 2012, we have opened 15 or more de novo clinics each year. As of December 31, 2015, we owned and operated 192 dialysis clinics in partnership with 347 nephrologist partners treating over 13,000 patients in 24 states and the District of Columbia. From 2012 to 2015, our total number of treatments grew at a compound annual growth rate, or CAGR, of 15.0%, driven primarily by increases in non-acquired treatments, which grew at a CAGR of 11.1%. During the same period, our revenues, Adjusted EBITDA-NCI and net income attributable to us has grown at a CAGR of 15.7%, 11.6% and 28.2%, respectively. For the year ended December 31, 2015, our revenues, Adjusted EBITDA-NCI and net income attributable to us reached $657.5 million, $113.8 million and $18.8 million, respectively.

              For definitions of Adjusted EBITDA and Adjusted EBITDA-NCI and a reconciliation of Adjusted EBITDA and Adjusted EBITDA-NCI to net income (loss), see "Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data."

Our Core Values

              Our business and operating model emphasize the following core values.

  •
  Take good care of the patients and the financial success will follow.

  •
  Enable the nephrologist to practice as he/she deems appropriate.

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  Provide the nephrologist the autonomy to make operational decisions.

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  Acknowledge that clinic staff members are a critical and valuable asset; do everything possible to hire and retain the best possible staff.

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  Listen to the practitioners and provide the tools needed to take excellent care of their patients.

  •
  The corporate office works for our staff, our doctors and patients.

Our Competitive Strengths

              Our competitive strengths are well-aligned with an evolving healthcare services market that demands high-quality patient care, physician-centered care management and continuous clinical and administrative improvement and efficiency.

Exclusive Focus on the JV Model Delivers Compelling Value Proposition for Patients, Physicians and Payors

              We are the largest exclusively joint venture-focused dialysis services provider in the United States. As of December 31, 2015, we owned 192 outpatient dialysis clinics across 24 states and the District of Columbia in joint venture partnerships with our nephrologist partners. We have grown our network of clinics in a disciplined manner while focusing on partnering with high-quality physicians and employing well-trained clinical staff members. None of our physician partners have voluntarily terminated their partnerships with us since our founding in 1999. We believe our results reflect the compelling value proposition of our JV model:

    For Patients

  •
  High-quality patient care:  Provided by well-qualified nephrologists adhering to best practices

  •
  Well-trained and professional staff:  Focused on patient care and comfort

  •
  Consistent clinical outcomes:  Meet or exceed CMS core measures

  •
  Attractive and comfortable facilities:  Conveniently located within communities and equipped with state-of-the-art amenities

  •
  Flexible schedules:  Treatment schedules that accommodate patients' convenience

  •
  Continuity of care:  Continuity of care and consistent experience supported by minimal voluntary turnover of nephrologists and clinicians

    For Physicians

  •
  Clinical and operational autonomy:  To focus on delivering high-quality patient care

  •
  Outstanding clinical support:  From well-qualified and motivated clinical staff

  •
  Experienced managerial and operational support:  For key functions such as clinical and technical services, billing, collections, payor contracting, regulatory and compliance

  •
  Proactive education to patients of physicians:  On insurance coverage to help alleviate cost and scope of coverage concerns

  •
  Attractive work environment:  Empowerment through partnership model to maximize patient care while optimizing clinic operating efficiency and driving practice growth

    For Payors

  •
  Cost containment:  Provide high-quality care in an outpatient setting

  •
  Quality care:  Consistent high-quality clinical outcomes

  •
  Robust compliance:  Adherence to stringent billing, reimbursement and compliance procedures

Effectiveness of our JV Model in Delivering High Performance

              We meet or exceed the core measures established by CMS to promote high-quality services in outpatient dialysis facilities. As an example, we have demonstrated strong performance in the ESRD Quality Incentive Program ("QIP"), which changes the way CMS pays for the treatment of patients with ESRD by linking a portion of payment directly to facilities' performance on CMS core measures. The ESRD QIP reduces future payments to dialysis facilities that do not meet or exceed certain performance standards. The maximum payment reduction CMS can apply to any facility is 2% of all payments for services performed by the facility in a given year. Since the inception of the QIP program in 2010, the impact of payment reductions on our revenues has not exceeded 0.1% of our revenues in any year. Based on our performance in measurement year 2014, only 1.2% of our clinics were penalized by CMS for payment year 2016, compared to 5.5% of dialysis clinics across the United States penalized by CMS for the same period according to publicly available data from CMS. We believe our performance is driven by a culture of compliance and the advantages of our JV model.

Premier Brand Recognition and Alignment of Interests Makes ARA a Preferred Partner for Nephrologists

              We believe that the ARA brand has a strong reputation and widespread recognition in the industry. We believe that our premier brand has been and will continue to be a key factor in our success. This reputation has been built since our inception, backed by the performance and success of our nephrologists and clinical staff. Our brand is further associated with high-quality care as evidenced by our clinical outcomes and patient satisfaction levels. According to the Press Ganey survey, 98% of the 51 physicians who responded to the survey agreed or strongly agreed that our clinics provide high-quality care and service (with the remaining 2% giving neutral responses). Our exclusive focus on the JV model combined with our premium brand recognition afford us high success rates in partnering with nephrologists interested in pursuing a JV model.

              Our nephrologists appreciate the quality of our dialysis clinics, best practices management services and solid track record of clinical and regulatory compliance. To date, none of our physician partners has voluntarily left us to join a competitor or terminated a partnership. Further, by owning a portion of the clinics where their patients are treated, our physician partners have a vested stake in the quality, reputation and performance of the clinics.

              We believe our JV model drives growth by enabling our physician partners to reinvest in their practices and develop their practices by adding new nephrologists, which provides us with the opportunity to expand existing clinics or add new clinics. According to the Press Ganey survey, 100% of the responding physicians agreed or strongly agreed that they have adequate input into clinic decisions that affect their practices and 98% agreed or strongly agreed that they had confidence in ARA leadership (with the remaining 2% giving neutral responses). Our physician partners' satisfaction leads to positive references and new physician recommendations within the broader nephrology community, thereby enhancing our ability to partner with leading, established nephrologists. According to the Press Ganey survey, 98% of the responding physicians agreed or strongly agreed that they would recommend our clinics to other physicians and medical staff as a good place to practice medicine (with the remaining 2% giving neutral responses).

Proven De Novo Clinic Model Drives Predictable Market Leading Organic Growth

              We have primarily grown through de novo clinic development. We have developed a streamlined approach to opening clinics that results in competitive return on invested capital for both our company and our physician partners. As of December 31, 2015, we had a portfolio of 143 clinics developed as de novo clinics. Since 2012, we have opened 15 or more de novo clinics each year.

              Highly competitive de novo clinic economics.    A typical de novo clinic is 6,000 to 7,000 square feet, has 15 to 20 dialysis stations (performing approximately 9,000 to 10,000 annual treatments on average) and requires approximately $1.3 to $1.7 million of capital for equipment purchases, leasehold improvements and initial working capital. A portion of this required capital is typically equity capital funded by us and our nephrologist partners in proportion to our respective ownership interests, and the balance of such development cost is typically funded through third-party loans or intercompany loans that we and our nephrologist partners guarantee on a basis proportionate to our respective ownership interests.

              We have a long track record of achieving positive clinic-level monthly EBITDA within, on average, six months after the first treatment at a clinic. The consistent historical growth of each year's class of de novo clinics attests to the success of our de novo model. For example, seven de novo clinics opened in 2009 generated an average revenue of $2.0 million in their first year, which grew at a CAGR of approximately 25% to $3.1 million per clinic in their third year; eight de novo clinics opened in 2010 generated an average revenue of $2.3 million in their first year, which grew at a CAGR of approximately 38% to $4.4 million per clinic in their third year; and 12 de novo clinics opened in 2011 generated an average revenue of $1.4 million in their first year, which grew at a CAGR of approximately 47% to $3.1 million per clinic in their third year.

              Robust business development efforts to maintain momentum of signing de novo clinics.    Our successful track record helps us attract new nephrologists and maintain an active pipeline of de novo clinics to be opened in the near future. We frequently receive inquiries from nephrologists seeking to partner with us as a result of recommendations from our existing nephrologist partners or based on our brand recognition and reputation in the nephrologist community. Our senior management consistently meets with high-quality lead nephrologists and engages them in discussions regarding benefits of partnering with us. This affords us the opportunity to selectively partner with the most qualified and credentialed physicians. At any given time, we have an active roster of nephrologists, including existing physician partners, seeking to open clinics within the next twelve months.

              We refer to clinics for which a medical director agreement, an operating agreement and a management services agreement have been signed as our "signed de novo clinics." On average, our signed de novo clinics begin serving patients within 15 months of signing of the agreements. From that point, a clinic may take approximately two to three years to achieve the stabilized revenue initially projected for that clinic. As of December 31, 2014, we had 23 signed de novo clinics. As of December 31, 2015, we had opened 15 of such clinics and had 32 signed de novo clinics. Scheduled to be opened in 2016 and 2017.

              Our track record of opening signed clinics within a predictable timeline and ability to maintain momentum of signing de novo clinics has helped us sustain our industry-leading growth rates in terms of percentage growth in non-acquired treatments.

Innovative and Experienced Management Team with a Proven Track Record

              Our management team is among the most experienced in the dialysis services industry. Our executives, including our two founders, have on average 22 years of professional experience in the dialysis services industry while our two founding executives collectively have on average 37 years of professional experience in the dialysis services industry. Our two founding executives and other senior management firmly believe in the advantages of the JV model and the importance of attracting, developing and retaining skilled staff at our clinics, and they endeavor to continue to build our company on these founding philosophies. Most of our executive and senior management have held multiple positions with one or more of our competitors and have contacts throughout the dialysis services industry with physicians, clinical staff, payors, vendors and other parties. Our executive leadership is supported by an experienced team of regional vice presidents who maintain a hands-on approach and are focused on the success of each local clinic in their respective markets. This breadth and depth of experience gives our management team the knowledge and resources to more effectively manage relations with physician partners and other personnel, enhance operating results and promote growth.

Our Growth Strategy

              We believe our focus on the JV model, our core values and the strength of our experienced management team have driven the growth in our patient population and physician relationships, and position us to execute on the following growth strategies.

Partner with High-Quality Nephrologists with Strong Local Market Reputation and Patient Relationships

              We partner with nephrologists who are well-qualified and have strong reputations and patient relationships in the local market. We have a well-established protocol to evaluate the quality of a potential nephrologist partner. Our success to date, together with the opportunities provided by our JV model, make us an attractive partner for nephrologists, including those nephrologists whose contractual relationships as medical directors at our competitors' clinics have expired. Further, our nephrologist partners also generate awareness and recognition of our company within the broader nephrology community and provide recommendations of potential new nephrologist partners physicians. Consequently, we have the opportunity to be selective when choosing our future physician partners.

              According to a report prepared for the American Society of Nephrology, there are over 10,000 full-time practicing nephrologists in the United States. We believe that many of these physicians treat their patients at clinics in which they have no ownership and may be interested in partnering with us in a JV model. As of December 31, 2015, we have partnered with 347 of these nephrologists, or less than 4% of all full-time practicing nephrologists, giving us significant opportunity to grow as a premier JV model operator within the nephrologist community.

Grow Organically Through De Novo Clinics in New and Existing Markets and Expansion of Existing Clinics

              We intend to leverage our JV model and our reputation in the nephrology community to continue to develop de novo clinics in new as well as existing markets in the United States. Our nephrologist relationships and strong reputation in the industry allow us to maintain an active pipeline of de novo clinics to be opened in the near future, which we expect to drive continued growth in our non-acquired treatments and non-acquired revenues. As of December 31, 2015, our portfolio included 143 clinics developed as de novo clinics.

              De novo clinics with new physician partners.    We believe our strong brand reputation and widespread recognition in the closely knit nephrologist community give us an opportunity to attract new nephrologists as our physician partners and staff. We believe that patients choose to have their dialysis services at one of our clinics due to their relationship with our physician partners and staff, consistent high-quality care, a comfortable patient care experience and convenience of location and available treatment times. Our de novo clinics showcase a core competence in building and operating de novo clinics that are supported by our best practice management services, and grow predictably. The historical growth of these clinics provides evidence of the consistency and success of our de novo clinic model. Since 2012, we have opened 38 new clinics with new physician partners, representing approximately 59% of our de novo clinic openings.

              Additional clinics with existing physician partners.    Our JV model provides our physician partners with opportunities to grow their individual or group practices within their local markets. The growth of our partners' practices contributes to the development of additional clinics with existing partners as new JVs in the same geographic area. New clinics sometimes begin as smaller clinics under the common supervision of an existing clinic in the same market. Over time, these new clinics may grow to the same size as the original clinic, or they may continue to operate fewer shifts or otherwise offer services to a smaller patient base. In either case, new clinics allow us to increase our market share by serving new patients who may find the new clinic location more convenient, or by freeing up capacity at the larger clinic where existing patients may have previously sought treatment. Since 2012, we have opened 26 new clinics with existing physician partners in their respective local markets, representing approximately 41% of our de novo clinic openings.

              Expansion of capacity in existing clinics.    Depending on demand and capacity utilization, we may have space within our existing clinics to accommodate a greater number of dialysis stations or operate additional shifts in order to increase patient volume without compromising our quality standards. Such expansions offer patients more flexibility in scheduling and leverage the fixed cost infrastructure of our existing clinics, which in turn provides high incremental returns on capital invested. We intend to continue to work with our physician partners to broaden our market share in existing markets by seeking opportunities to expand our treatment volume through expansion of existing clinics. From 2012 to 2015, we added 137 dialysis stations to our existing clinics, representing the equivalent of nearly eight de novo clinics or an average per year increase in capacity of 1.4%, which further enhance our non-acquired treatment growth rate profile.

Opportunistically Pursue Acquisitions

              We currently operate 49 clinics that we acquired and integrated with our JV model. Because the acquisition cost for an existing dialysis clinic is typically higher than the cost to develop a de novo clinic, we have a disciplined approach to acquiring existing dialysis clinics. Our acquisition strategy is primarily driven by the quality of the nephrologist in the market. We pursue acquisitions in situations where we believe the nephrologist could be a potential partner and where there is an attractive opportunity to enter a new market or expand within an existing market.

              Our disciplined acquisition strategy has yielded significant benefits. Since 2012, we have acquired 24 clinics, two of which were acquired in 2015. Under our JV model, we provide best practices management services such as incorporating the clinic into our revenue cycle management, helping physician partners expand their practices and improving the acquired clinic's cost structure including for laboratory testing, medical supplies, medications and services. As a result, the profitability of these clinics is typically improved. Clinics that we have acquired before 2014 (for which we have data and have no prior relationship) have, on average, increased revenue in the twelve months following acquisition by approximately 36% over the prior twelve-month period.

              We intend to continue to opportunistically pursue acquisitions of clinics with reputations for quality and service. In making these acquisitions, we intend to integrate the ownership of the acquired clinic with our JV model. In addition, from time to time, we may evaluate the acquisition of existing dialysis clinic operators that have implemented a JV model similar to ours.

Deliver on Our Core Values with Best Practices Management Services

              We intend to continue to focus on providing high-quality patient care, clinical autonomy to physicians and extensive professional, operational and managerial support to our clinics through management services arrangements. Based on our experience in the dialysis services industry, we will continue to follow a disciplined approach to enhancing performance in key areas such as: revenue cycle management; patient registration; facilitation and verification of insurance; payor interaction and arrangements; and billing and collection. We believe this has positively impacted our revenue per treatment and allowed us to maintain low levels of days' sales outstanding and bad debt expense. In addition, we believe our management services reduce the burden of back-office management responsibilities associated with the daily operations of a dialysis clinic and enable our physician partners to focus on providing high-quality patient care. As a result, we consistently deliver high-quality clinical outcomes.

              Our management team adheres to several core values that foster best practices which we believe set us apart from other companies in our industry. Since our inception we have placed a strong emphasis on attracting, developing and retaining skilled staff at our clinics. We provide our clinical staff with necessary resources, equipment and administrative support to perform their duties effectively, and we closely monitor our staff's satisfaction levels, responsibilities and workloads. We believe this emphasis promotes staff satisfaction and helps us attract and retain skilled clinical personnel. We believe our low employee turnover helps improve our operating efficiency and clinical outcomes.

              As a result of our growth and the other competitive strengths outlined above, we are able to generate significant cash flows from the operation of our JV clinics. This cash flow enhances our financial flexibility and enables us to pursue our de novo clinic growth strategy. The cash flows generated by our JV clinics also enable us to make distributions to our physician partners so that they may reinvest in and continue to grow their practices.

Our Clinics and Services

              We provide dialysis services for patients with ESRD, which is the end stage of advanced chronic kidney disease characterized by the irreversible loss of kidney function. ESRD patients require continued dialysis treatments or a kidney transplant to sustain life. Our clinics offer both in-center and home dialysis options to meet the needs of patients.

              Our clinics primarily provide in-center hemodialysis treatments and ancillary items and services. Hemodialysis typically lasts approximately 3.5 hours per treatment and is usually performed at least three times per week. Many of our clinics also offer services for dialysis patients who prefer and are able to receive either hemodialysis or peritoneal dialysis in their homes. See "Industry—Methods of Treatment" for a description of hemodialysis and peritoneal dialysis. Home-based dialysis services consist of providing equipment and supplies, training, patient monitoring, on-call support services and follow-up assistance. Registered nurses train patients and their families or other caregivers to perform either hemodialysis or peritoneal dialysis at home.

              We contract with third parties to provide ancillary services, such as laboratory testing and pharmacy services. We contract with a specialized laboratory to provide routine laboratory tests for dialysis and other physician-prescribed laboratory tests for ESRD patients. These tests are performed to monitor a patient's ESRD condition, including the adequacy of dialysis, as well as other medical conditions of the patient. We work with our laboratory partner to utilize information systems which provide information to physicians and staff members of the dialysis clinics regarding critical outcome indicators.

              We equip our clinics with technologically advanced dialysis equipment and amenities. Our clinics generally contain between 15 and 20 dialysis stations, one or more nurses' stations, a patient waiting area, examination rooms, a supply room, a water treatment space to purify water used in hemodialysis treatments, staff work areas, offices and a staff lounge. Our clinics are also typically outfitted with amenities including heated massaging chairs, wireless internet and individual television sets.

              In addition to a medical director, each clinic has a clinic manager, typically a registered nurse, who supervises the day-to-day operations of the center and its staff. The staff of each clinic typically consists of registered nurses, patient care technicians, a social worker, a registered dietician, facility technical manager and other administrative and support personnel.

              Local nephrologists are a key factor in the success of our clinics. Caring for ESRD patients is typically the primary clinical activity of a nephrologist, although a nephrologist may have other clinical activities including the post-surgical care of kidney transplant patients and the diagnosis, treatment and management of kidney disorders other than ESRD. An ESRD patient generally seeks treatment at a clinic where his or her nephrologist has privileges to admit patients. Nephrologists with privileges at our clinics typically include our nephrologist partners, as well as other nephrologists that apply for and receive practice privileges to treat their patients at our clinics. As of December 31, 2015, there were over 400 nephrologists (including our nephrologist partners) with privileges to practice at one or more of our clinics.

Clinic Growth

              The number of our clinics and patients has consistently increased since our inception. The following table sets forth the number of our clinics and patients as of the end of, as well as the number of de novo clinics and acquired clinics added during, each of the years indicated below.

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Clinics	1	8	19	27	31	43	53	64	75	83	93	108	129	150	175	192
De Novo	1	5	7	3	5	9	5	11	12	7	8	12	16	17	15	16
Acquired	0	2	5	5	1	3	5	2	0	3	3	3	6	5	11	2
Patients	0	487	1,097	1,716	2,048	2,548	3,041	3,740	4,545	5,405	6,628	7,374	8,942	10,095	11,581	13,151

Location and Capacity of Our Clinics

              As of December 31, 2015, we owned and operated 192 dialysis clinics treating patients in 24 states and the District of Columbia, each of which is consolidated in our financial statements. The locations of these clinics as of December 31, 2015 were as follows:

State	Clinics	State	Clinics	State	Clinics
Arizona	1	Kentucky	7	Ohio	16
California	4	Louisiana	1	Pennsylvania	11
Colorado	11	Maryland	4	Rhode Island	9
Connecticut	2	Massachusetts	13	South Carolina	10
Delaware	1	Michigan	2	Texas	19
Florida	39	Missouri	2	Virginia	5
Georgia	18	New Jersey	5	Washington, D.C.	2
Idaho	1	New York	5	Wisconsin	1
Illinois	3
				TOTAL	192

              We have developed our clinics in a manner that we believe promotes high-quality patient care. We select the geographic area of the clinic locations based on the identification of well-qualified nephrologist partners with whom we are interested in developing a clinic. In cooperation with our nephrologist partners, we select a specific location to maximize convenience to the patients based on demographic and other factors. Other considerations in identifying geographic areas and specific locations include:

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  the availability and cost of qualified and skilled personnel, particularly nursing and technical staff;

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  the area's demographics and population growth estimates; and

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  state regulation of dialysis and healthcare services.

              Some of our dialysis clinics may be operating at or near capacity. We continuously monitor our dialysis clinics as they are nearing capacity. If a clinic is approaching full capacity, we may accommodate additional patient volume through increased hours or days of operation, or, if additional space is available within an existing clinic, by adding dialysis stations, or we may open an additional clinic in that local area. Substantially all of our clinics lease their space on terms that we believe are customary in the industry. See "—Properties and Clinics." Opening of de novo clinics or expansion of existing clinics may be subject to review for state regulatory compliance, as well as those conditions relating to participation in the Medicare ESRD program. In states that require a certificate of need or clinic license, additional approvals would generally be necessary for development or expansion.

Quality Care

              Our corporate management team promotes a patient- and physician-focused corporate culture, among other founding philosophies. We believe our culture and founding principles improve the clinical outcomes and operating performance of our dialysis clinics and our clinics' compliance with applicable laws and regulations. For example, we believe that our culture of compliance, implemented by facilitating internal compliance audits, compliance hotlines, HIPAA compliance safeguards, as well as through management services such as manuals, policies and procedures and training, has contributed to our clinics' strong track record in regulatory matters.

              On a monthly basis, our medical directors and our chief medical officers review clinical outcomes on a clinic-by-clinic basis and plan for continuous improvement. Our clinical team works routinely with individual physicians, clinic managers, and dieticians in an effort to optimize clinical outcomes such as anemia management, adequacy of the dialysis treatment (Kt/V), nutrition (albumin levels), arterial venous fistula (AV fistula) and other important indicators. Based on the review of outcomes data, action plans, including clinical programs and educational offerings, are developed and implemented. We have created a clinical ladder system that is used to track key performance data and effect improvement. We believe this system encourages our staff to strive for excellence, thereby enhancing quality of care and improving patient outcomes.

Erythropoietin-stimulating agents ("ESAs") and other pharmaceuticals

              Patients receiving dialysis are also typically administered one or more pharmaceuticals and supplements. Patients are commonly treated with a genetically engineered form of erythropoietin, a naturally occurring protein that stimulates the production of red blood cells, such as EPO and Aranesp. ESAs are used in connection with all forms of dialysis to treat anemia, a medical complication most ESRD patients experience. Anemia involves a shortage of oxygen-carrying red blood cells. Because red blood cells bring oxygen to all the cells in the body, untreated anemia can cause severe fatigue, heart disorders, difficulty concentrating, reduced immune function and other problems. Anemia is common among renal patients, caused by insufficient erythropoietin, iron deficiency, repeated blood losses, and other factors. Patients are also commonly treated with vitamin D analogs and iron supplements. EPO and Aranesp are produced by a single manufacturer, Amgen, and any interruption of supply or product cost increases could adversely affect our operations. See "Risk Factors—Risks Related to Our Business—Changes in the availability and cost of ESAs and other pharmaceuticals could adversely affect our operating results and financial condition as well as our ability to care for patients" and "—If our suppliers are unable to meet our needs, if there are material price increases, or if we are unable to effectively access new technology, our operating results and financial condition could be adversely affected."

Our Operating Structure

              Each of our clinics is maintained as a separate joint venture in which we have a controlling interest, and our nephrologist partners, who may be single practitioners, an affiliated group of nephrologists, hospitals or multi-practice institutions, have the noncontrolling interest. As of December 31, 2015, on average we, through American Renal Associates LLC or another subsidiary, held 54% of the interests in our clinics and our nephrologist partners held 46% of the interests. Such noncontrolling interests may be held directly or indirectly through entities formed by affiliated groups of nephrologists. From time to time, we may purchase additional membership interests in our JVs.

              Some of our joint venture partners, in particular those partners consisting of affiliated groups of nephrologists, have interests in multiple clinics (ranging from two to 12) with us. The noncontrolling interests for over 100 of our clinics are held by approximately 40 of such affiliated groups of nephrologists.

              Each of our JVs is organized as a limited liability company or limited partnerships (other than one JV, which is a corporation), typically organized in either the State of Delaware or the state in which the clinics are located. Although the terms on which each JV is owned and operated vary to some extent, our JV arrangements have many common features. Agreements that we typically enter into in connection with our clinics include joint venture operating agreements, medical director agreements and management services agreements pursuant to which we provide various support services to our clinics. See "—JV Operating Agreements," "—Medical Directors" and "—Management Services" below.

              Our relationships with physicians and other sources of recommendations for our joint ventures are required to comply with the federal anti-kickback statute, among a variety of other state and federal laws and regulations. We believe our JV arrangements satisfy many but not all of the elements of the federal anti-kickback statute safe harbors and may not meet all of the elements of analogous state safe harbors. Arrangements that do not meet all of the elements of a safe harbor do not necessarily violate the federal anti-kickback statute, but are susceptible to government scrutiny. We have endeavored to structure our JVs to satisfy as many safe harbor elements as reasonably possible. Investments in our JVs are offered on a fair market value basis and provide returns to the physician investors only in proportion to their actual investment in the venture. We believe that our agreements do not violate the federal anti-kickback statute; however, since the arrangements do not satisfy all of the elements for safe harbor protection, these arrangements could be challenged. See "Risk Factors—Risks Related to Our Business—Our arrangements and relationships with our physician partners and medical directors do not satisfy all of the elements of safe harbors to the federal anti-kickback statute and certain state anti-kickback laws and, as a result, may subject us to government scrutiny or civil or criminal monetary penalties or require us to restructure such arrangements." Additional risks relating to our JV operating model and the federal and state laws and regulations under which we operate are described under "Risk Factors."

JV Operating Agreements

              We, through American Renal Associates LLC or another subsidiary (the "ARA Member"), typically enter into a joint venture operating agreement with our nephrologist partners and a management services agreement with the joint venture pursuant to which we provide various support services to our clinics. See "—Management Services" below. The JV operating agreements allocate ownership, rights and responsibilities in our clinics and provide, among other things, for:

  •
  allocation and distribution of profits and losses;

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  procedures and conditions for the sale of membership interests;

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  voting procedures; and

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  establishment of a managing committee, in order to control the business and affairs of the clinic.

Typically, the ARA Member is entitled to appoint a majority of the members of such managing committee.

              Our JV operating agreements generally provide for unanimous or supermajority consent relating to certain major actions affecting the respective joint venture. Such actions typically include:

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  a sale, transfer, liquidation or reorganization of all or substantially all of the clinic, or a merger or dissolution of the clinic;

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  a lease of all or substantially all of the clinic;

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  the admission of a new or substituted member;

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  an amendment or modification of the applicable operating agreement or the constituent documents for the clinic;

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  certain transactions with affiliates; and

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  any capital calls except to the extent specifically provided.

              Some of our JV operating agreements provide for our supermajority or unanimous consent for certain other significant actions. Additionally, some of our JV operating agreements provide that if the ARA Member plans to establish a new dialysis clinic in a previously agreed to restricted area, the physician partners have the right to participate in the ownership and operation of such new dialysis clinic.

              A substantial number of our JV operating agreements grant our physician partners rights to require us to purchase their ownership interests, at fair market value, at certain set times or upon the occurrence of certain triggering events. Our nephrologist partners in each JV are generally required to collectively maintain a minimum percentage, most commonly at least 20%, of the total outstanding membership interests in the clinic following the exercise of their put rights. Event-based triggers of these rights in various JV operating agreements may include sale of assets, closure of the clinic, acquisitions over a certain dollar amount, departure of key executives and other events. Time-based triggers give physician partners at certain of our clinics the option to require us to purchase previously agreed upon percentages of their ownership interests at certain set dates. The time when some of the time-based put rights may be exercised may be accelerated upon the occurrence of certain events, such as a sale of all or substantially all of our assets, a change of control or this offering.

              In addition, if the ARA Member sells all or a portion of its interest in certain of our JVs to a third party, some of the physician partners have the right to participate in the sale on the same terms and conditions applicable to the ARA Member or may, in some instances, require the ARA Member to first offer to sell its interest to the JV members before it may sell to a third party. Most of our JV operating agreements also grant the JV or its members a right of first refusal, such that the selling member must first offer its interest to the JV and then to the other members before it may sell its interest to a third party.

              A limited number of our JV operating agreements do not exist in perpetuity, and give our physician partners the right to purchase all of the membership interests held by the ARA Member, at fair market value, within a specified period before a previously agreed to termination date, generally over 20 years. If such physician partners do not exercise such call right, the JV will dissolve in accordance with the provisions in the JV operating agreement unless all partners agree to continue the JV. Also, some of our JV operating agreements grant our physician partners the right to purchase a portion or all of the ARA Member's membership interests in the JV upon the occurrence of certain triggering events, which may include sale or transfer of all or substantially all assets to a third party, merger and other change of control transactions, at a purchase price typically based, in part, on the transaction valuation.

              Generally, the JV operating agreements also provide the JV with the option to redeem all of the membership interests of a member if such member, including our nephrologist partners and the ARA Member, materially breaches the JV operating agreement, dissolves, files for bankruptcy or provides written notice of such member's withdrawal from the JV or upon the occurrence of such other events as provided in the operating agreement. If such redemption is pursuant to the member's withdrawal or breach of the JV operating agreement, the purchase price of such member's membership interest is calculated based on the book value; in all other cases, the purchase price is calculated based on the fair market value.

              Under our JV operating agreements, the JV's net profits, if any, subject to the limitations described below, are typically distributed no less often than quarterly in proportion to holdings of membership interests. These distributions are made out of the JV's net cash flows as determined in accordance with the JV operating agreement, either by a majority in interest of the JV members or by the managing committee of the JV. As the ARA Member holds the majority of membership interests in nearly all of our JV clinics, we generally have the right to determine distribution amounts and are not required to obtain the consent of our nephrologist partners prior to the making of distributions from our JVs so long as a pro rata distribution is made to our partners and consistent with the terms of the operating agreement. However, we routinely consult and work closely with our physician partners to determine the distribution amount. Because distributions are limited to net cash flow available, the JV clinics are generally unable to distribute amounts that would result in the JV having insufficient capital to pay debt, interest obligations or general operating expenses or have insufficient working capital reserves.

              Our JV operating agreements typically require the members of a JV to make additional capital contributions when the managing committee determines that such financing is needed and the requisite member vote, which may be a majority, supermajority or unanimous vote depending on the agreement, is obtained. As the ARA Member holds the majority of membership interests in nearly all of our JV clinics and is therefore entitled to appoint a majority of the managing committee in most cases, we generally have the power to initiate capital calls and we exercise this power from time to time. Capital contributions are made in proportion to holdings of membership interests.

Medical Directors

              In order for our clinics to be eligible to participate in the Medicare ESRD program, a qualified physician must act as medical director for each of our clinics. We generally engage practicing or board-certified nephrologists to serve as medical directors. In locations where an appropriately certified physician is not available to serve as a medical director, we seek waivers from CMS for a physician who has other qualifications to serve as our medical director. As of December 31, 2015, three of our medical directors operated under such waivers. Medical directors also typically own a noncontrolling interest in the clinic as a result of our JV model. Medical directors are responsible for:

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  supervising medical aspects of a clinic's operations;

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  administering and monitoring patient care policies;

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  administration of dialysis treatments, including medically necessary items and services;

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  administration of staff development and training programs; and

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  assessment of all patients.

              Our medical directors play an important role in quality assurance activities at our clinics and in coordinating the delivery of care. Our medical directors receive compensation for their services subject to independent third-party valuations. Our medical director arrangements are typically for an initial ten-year term and provide for automatic renewals at the end of the term, typically for another five-year term, unless specified events occur or either we or the respective medical director provide prior written notice of intent not to renew for another term. Our medical director arrangements also include geographic restrictions similar to those of other dialysis service providers that restrict our medical directors from competing with us. These non-compete provisions restrict the physicians from competing with us by owning or providing medical director services to other dialysis clinics, but do not prohibit our medical directors from providing direct patient care services at other locations. Such agreements do not require our medical directors to recommend our dialysis clinics to their patients or directly refer their patients to our dialysis clinics.

Management Services

              Our executive and senior management team operates out of our Beverly, Massachusetts headquarters. Executive management located at our corporate headquarters includes our chairman and chief executive officer, chief operating officer, chief financial officer and general counsel. Other corporate staff includes personnel responsible for the management of operations, clinical and regulatory services, corporate compliance, technical services, project management and billing and collection specialists. Our chief medical officers and regional vice presidents are dispersed geographically throughout the United States.

              Our corporate management is focused on supporting the operation of our dialysis clinics and our nephrologist partners. We enter into agreements to provide management services to our clinics. For compensation for these services, we typically receive a percentage of the clinic's net revenues. Our management agreements are typically for an initial ten-year term and provide for automatic renewals at the end of the term, typically for another five-year term, unless specified events occur or either we or the clinic provide prior written notice of intent not to renew for another term.

              Pursuant to these agreements, we provide our JV clinics with all of the managerial, accounting, financial, technological and administrative support necessary to operate our clinics, which enables our nephrologist partners to focus on delivering high-quality patient care. We strive to improve the clinical outcomes and operating and financial performance of our dialysis clinics, ensure compliance with applicable laws and regulations, and identify opportunities that are consistent with our growth strategy. The management services we provide to our clinics generally include:

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  negotiating terms for pharmaceuticals and medical supplies;

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  human resources functions;

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  general accounting functions;

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  clinical and technical services;

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  supervising site searches and negotiating leases;

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  obtaining and maintaining licenses, permits and certifications;

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  providing manuals, policies and procedures;

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  performing payroll processing, personnel and benefit administration;

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  billing and collection and payment of accounts receivable;

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  providing staff training programs;

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  recommending and purchasing of equipment;

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  preparing and filing cost reports;

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  preparing annual operating budgets;

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  administering financial and clinical information systems;

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  procuring and maintaining insurance policies; and

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  performing legal and compliance services.

Competition

              The dialysis services industry is highly competitive. Because of the lack of barriers to entry into the dialysis services business and the ability of nephrologists to be medical directors for their own clinics, competition for growth in existing and expanding markets is not limited to large competitors with substantial financial resources. According to CMS data, there were more than 6,490 dialysis clinics in the United States as of December 31, 2015. We face competition from large and medium-sized providers for patients and for the acquisition of existing dialysis clinics. We face particularly intense competition for the identification of nephrologists, whether as attending physicians, medical directors or physician partners. In many instances, our competitors have taken steps to include comprehensive non-competition provisions within various agreements, thereby limiting the ability of physicians to serve as medical directors or potential joint venture partners for competing dialysis clinics. These non-competition provisions often contain both time and geographic limitations during the term of the agreement and for a period of years thereafter.

              The dialysis services industry has undergone rapid consolidation. As of the end of 2013, according to the USRDS 2015 Annual Data Report, Fresenius Medical Care and DaVita Healthcare Partners Inc. accounted for 64.1% of dialysis treatments and 68.3% of dialysis patients in the United States. The largest not-for-profit provider of dialysis services, Dialysis Clinic, Inc., accounted for 3.3% of dialysis treatments and 3.1% of dialysis patients in the United States. Hospital-based providers accounted for 9.5% of dialysis treatments and 4.3% of dialysis patients in the United States, while independent providers and small- and medium-sized dialysis organizations, including our company, collectively accounted for the remainder. Since the time of the data reported in the USRDS 2015 Annual Data Report, consolidation has increased due to recent acquisitions, intensifying competition in the dialysis services industry.

              In addition, over the past few years, several dialysis companies, including some of our largest competitors, have adopted a JV model of dialysis clinic ownership resulting in increased competition in the development, acquisition and operation of JV dialysis clinics. Competition to develop clinics using a JV model could materially adversely affect our growth as well as our operating results and financial condition. Some of our competitors have significantly greater financial resources, more dialysis clinics, a significantly larger patient base and are vertically integrated, and, accordingly, may be able to achieve better economies of scale by asserting leverage against their suppliers, payors, and other commercial parties.

Reimbursement

              We derive our revenues from providing outpatient and inpatient dialysis treatments. The sources of these revenues are principally government-based programs, including Medicare, the VA, Medicaid and Medicare-certified health maintenance organization (HMO) plans and commercial insurance plans. Accordingly, changes to reimbursement under these programs as well as federal budgetary constraints may adversely affect our revenues. As a result of the automatic budget reductions resulting from the Budget Control Act of 2011 (i.e., sequestration), since April 1, 2013, Medicare reimbursement has been subject to a 2% reduction, and this reduction has been extended through 2024. In addition, we are subject to a variety of billing and coding requirements, including the adoption of ICD-10 on October 1, 2015. The adoption of ICD-10 could create claims processing issues for our clinics or our payors that could result in additional claims submission or payment delays or denials, and we may incur additional costs for computer system updates, training and other resources required to implement ICD-10.

Medicare Reimbursement

              Prior to January 1, 2011, Medicare reimbursed outpatient dialysis centers using a composite payment rate methodology. Under that methodology, dialysis centers received a fixed per treatment rate for providing general dialysis services to a Medicare beneficiary and additional payments for ancillary services such as physician-ordered tests and certain pharmaceuticals, such as EPO. In July 2008, Congress enacted the MIPPA. This legislation introduced a new payment system for dialysis services that began on January 1, 2011 whereby ESRD payments are made under the ESRD PPS, a bundled payment rate which provides a fixed rate for the dialysis treatment itself plus a majority of the renal-related items and services provided to a patient during the dialysis treatment, including laboratory services, pharmaceuticals, such as EPO, and medication administration, which were historically billed separately under the composite rate system. This bundled payment rate is set by CMS each calendar year by (i) updating that base rate from the prior year by a market basket percentage factor (accounting for changes over time in the prices of the mix of goods and services included in dialysis) minus a productivity adjustment; and (ii) multiplying the resulting rate by a wage index budget neutrality adjustment factor.

              To determine the payment rate for an adult, the bundled base rate payable by Medicare is then subject to: (i) facility-level adjustments; (ii) patient-level adjustments; (iii) a training add-on (if applicable); and (iv) an outlier adjustment. The facility level adjustments include modifications for geographic variations in wage rates using an area wage index (which applies to the labor-related share of the base rate) and an upward adjustment for facilities that furnish a low volume of dialysis treatments (i.e., fewer than 4,000 treatments per year) and apply for the adjustment. The patient level adjustments are patient-specific "case-mix" adjustments that accommodate variations in resources required for treatment due to patient age, body surface area, body mass index, time since onset of renal dialysis and the presence of certain co-morbidities. Facilities that are certified to furnish training services receive a training add-on payment for peritoneal dialysis and home dialysis training treatments that are adjusted by a geographic area wage index. If a facility treats patients who have high resource requirements in the following categories, an additional upward outlier adjustment is made to the payment rate: (i) ESRD-related drugs and biologicals that were separately billable prior to January 1, 2011; (ii) ESRD-related laboratory tests that were separately billable prior to January 1, 2011; (iii) ESRD-related medical/surgical supplies that were separately billable prior to January 1, 2011; and (iv) ESRD-related drugs that were covered under Medicare Part D prior to January 1, 2011, excluding oral-only drugs used in the treatment of ESRD. Finally, under MIPPA, CMS has the discretion to include such other payment adjustments to the applicable base rate as CMS deems appropriate. Since the introduction of the ESRD PPS, such adjustments have varied from year to year.

              A majority of dialysis patients are covered under Medicare. Dialysis patients become eligible for primary Medicare coverage at various times, depending on their age or disability status, as well as whether they are covered by an employer group health plan. Generally, for a patient not covered by an employer group health plan, Medicare becomes the primary payor after a three-month waiting period, but this three-month waiting period may be partially or completely waived if the patient participates in a self-dialysis training program or has a kidney transplant. For a patient covered by an employer group health plan, Medicare generally becomes the primary payor after 33 months, which includes the three-month waiting period and a 30-month coordination of benefits period, or earlier if the patient's employer group health plan coverage terminates or the employer group health plan took into account the patient's age-based Medicare entitlement when he or she retired and is paying benefits secondary to Medicare. When Medicare becomes a patient's primary payor, the payment rate for that patient shifts from the employer group health plan rate to the Medicare payment rate.

              For each covered treatment, Medicare pays 80% of the amount set by the Medicare program. The patient is responsible for the remaining 20%. In most cases, a secondary payor, such as Medicare supplemental insurance, a state Medicaid program or a commercial health plan, covers all or part of these balances. Some patients, who do not qualify for Medicaid but otherwise cannot afford insurance, can apply for premium payment assistance from charitable organizations. If a patient does not have secondary insurance coverage, we endeavor to collect payment from the patient using reasonable collection efforts consistent with federal and state law. However, in these cases we are generally unsuccessful in collecting from the patient the 20% portion of the bundled rate that Medicare does not pay.

              During the years ended December 31, 2014 and 2015, the Medicare ESRD PPS payment rates for our clinics were approximately $248 and $247, respectively, per treatment.

              CMS issues annual updates to the ESRD PPS which may impact the base rate as well as the various adjusters. The ESRD PPS final rule for 2016 released on October 29, 2015 (the "Final Rule") lowered the base rate from $239.43 to $230.39. Due to the various adjusters, it is unclear whether the Final Rule will have the effect of increasing or decreasing the actual payment rate for some or all of our clinics. Additional adjustment factors, including facility-level and patient-level adjustments and changes to the training add-on and outlier adjustment, could have the effect of increasing or decreasing the actual payment rate for some or all of our clinics. See "Risk Factors—Risks Related to Our Business—The bundled payment system under the Medicare ESRD program may not reimburse us for all of our operating costs."

Medicaid Reimbursement

              Medicaid programs are state-administered programs partially funded by the federal government. These programs are intended to provide health coverage for patients whose income and assets fall below state-defined levels and who are otherwise uninsured. These programs also serve as supplemental reimbursement sources for the co-insurance payments due from Medicaid-eligible patients with primary coverage under Medicare. Some Medicaid programs also pay for additional services, including some oral medications that are not covered by Medicare. We are an authorized Medicaid provider in all of the states in which our clinics are located.

Commercial Insurance

              Before Medicare becomes the primary payor, a patient's employer group health plan or private insurance plan, if any, is generally responsible for payment for a 30-month coordination period. Although commercial payment rates vary, average commercial payment rates are generally higher than Medicare reimbursement rates. Commercial payment rates are either rates negotiated between us and insurers or third-party administrator or rates based on our usual and customary fee schedule. We are continuously in the process of negotiating agreements with our commercial payors and if our negotiations result in overall commercial rate reductions in excess of our commercial rate increases, our revenues and operating results could be negatively impacted. See "Risk Factors—Risks Related to Our Business—If the rates paid by commercial payors decline, our operating results and cash flows would be adversely affected." Payment methods include a single lump-sum per treatment amount, referred to as bundled rates, and separate payments for treatments and pharmaceuticals used as part of the treatment, referred to as fee for service rates. In certain circumstances, we may bill commercial payors as non-contracted providers.

Government Regulation

              Our dialysis operations are subject to extensive federal, state and local governmental laws and regulations, all of which are subject to change. These regulations require us to meet various standards relating to, among other things, government payment programs, operation of the clinics and equipment, management of clinics, personnel qualifications, maintenance of proper records, quality assurance programs and patient care. Achieving and sustaining compliance with these laws may prove costly, and the failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, penalties, overpayment recoupment, loss of enrollment status and exclusion from federal healthcare programs. See "Risk Factors—Risks Related to Our Business—If we fail to adhere to all of the complex federal, state and local government regulations that apply to our business, we could suffer severe consequences that could adversely affect our operating results and financial condition."

Licensure and Certification

              Our clinics must obtain and maintain certification from CMS to participate in the Medicare and Medicaid programs. In some states, we are also required to secure additional state licenses and permits for our clinics. Governmental authorities inspect our clinics to determine if we satisfy applicable federal and state standards and requirements, including the conditions for coverage for participation in the Medicare and Medicaid programs, prior to initial operations and subsequently on a periodic basis. On occasion, these inspections result in deficiency findings, which we address on an expedited basis to ensure compliance with applicable rules and regulations. We do not generally experience significant difficulty in obtaining certifications or licenses or in maintaining our certification or licenses. However, any adverse action relating to our certifications or licenses could adversely affect our operating results and financial condition. See "Risk Factors—Risks Related to Our Business—We are subject to CMS certification, claims processing requirements, and audits, and any adverse findings in a CMS review could adversely affect our operating results and financial condition."

Federal Anti-Kickback Statute

              The federal anti-kickback statute imposes criminal and civil sanctions on persons who knowingly and willfully, directly or indirectly, solicit, receive, pay or offer remuneration in return for any of the following with respect to items or services that are paid for in whole or in part by Medicare, Medicaid or other federal healthcare programs:

  •
  the referral of a patient to a person for an item or service or for arranging for an item or service;

  •
  the purchasing, leasing, ordering or arranging for any good, facility, service or item; or

  •
  recommending the purchasing, leasing, ordering or arranging for any good, facility, service or item.

              Court decisions have held that the anti-kickback statute is violated whenever one of the purposes of remuneration is to induce referrals. The ACA amended the anti-kickback statute to clarify that, in order to violate the anti-kickback statute, a defendant need not have known of the existence of the federal anti-kickback statute or had the specific intent to violate it. The ACA also amended the federal anti-kickback statute to provide that any claims submitted for items or services that result from an arrangement that violates the federal anti-kickback statute are false claims under the False Claims Act.

              Violations of the anti-kickback statute are punishable by imprisonment for up to five years, fines of up to $25,000 per violation, or both. Larger fines can be imposed upon corporations under the provisions of the U.S. Sentencing Guidelines and the Alternate Fines Statute. Individuals and entities convicted of violating the anti-kickback statute are also subject to mandatory exclusion from participation in Medicare, Medicaid and other federal healthcare programs for a minimum of five years. Civil penalties for violations of these laws include up to $50,000 in monetary penalties per violation, repayments of up to three times the total payments between the parties and suspension from future participation in Medicare, Medicaid and other federal healthcare programs. Some state anti-kickback statutes also include criminal penalties.

              Regulations issued by the Office of Inspector General of the Department of Health and Human Services create exceptions to the federal anti-kickback statute, known as safe harbors, for certain business transactions and arrangements. Transactions and arrangements that satisfy every element of a safe harbor are deemed not to violate the anti-kickback statute. Transactions and arrangements that do not satisfy all elements of a relevant safe harbor do not necessarily violate the anti-kickback statute, but may be subject to greater scrutiny by enforcement agencies.

              Our medical directors refer patients to our clinics. Accordingly, our medical director agreements with our medical directors must be in compliance with the federal anti-kickback statute. The personal services safe harbor to the anti-kickback statute, which permits personal services furnished for fair market value, is the safe harbor most applicable to our medical director agreements. Although we endeavor to structure our medical director agreements to comply with the personal services safe harbor, most of our medical director agreements do not satisfy all elements of the personal services safe harbor. In particular, because of the nature of our medical directors' duties, we believe it is impossible to satisfy the safe-harbor requirement that if the services are provided on a part-time basis, as they are with our medical directors, the agreement must specify the schedule of intervals of service, their precise length and the exact charge for these intervals. Accordingly, our arrangements do not fully qualify for safe harbor protection and could be challenged.

              We operate all of our clinics in accordance with our JV model under which we have a controlling interest in our clinics. Our relationships with our nephrologist partners and other referral sources relating to these JVs are required to comply with the anti-kickback statute. Although we endeavor to structure these relationships to comply with the applicable safe harbors to the anti-kickback statute, these relationships meet many, but not all of the elements of the safe harbors. We believe that our JV investments are offered on a fair market value basis, and our JVs provide returns to our nephrologist partners only in proportion to their actual investment in the joint venture clinic. Accordingly, we believe that our JVs do not violate the federal anti-kickback statute.

              In addition, a number of our physician partners own shares of ARA as a result of common stock offerings that we have made. Although we endeavor to structure our relationships with these physician partners to comply with the applicable safe harbors to the anti-kickback statute, these relationships meet many, but not all of the elements of the safe harbors. These investments were offered at a price equal to the fair market value of our common stock at the time of each such offering based on independent third-party valuations, and our common stock provides returns to our physician partners only in proportion to the number of shares they own. Accordingly, we believe that these offerings do not violate the federal anti-kickback statute.

              For our de novo clinics, part of the capital required to construct and operate the clinics is achieved through third-party loans and intercompany loans. In addition, once a clinic is operating, general working capital is provided to the clinic through a third-party loan or intercompany loan. As intercompany loans do not fall squarely within the scope of a safe harbor to the anti-kickback statute, they may be subject to greater scrutiny by enforcement agencies. See "Risk Factors—Risks Related to Our Business—Our arrangements and relationships with our physician partners and medical directors do not satisfy all of the elements of safe harbors to the federal anti-kickback statute and certain state anti-kickback laws and, as a result, may subject us to government scrutiny or civil or criminal monetary penalties or require us to restructure such arrangements."

              For some of our clinics, we lease clinic space from entities in which physicians or other referral sources hold an ownership interest and we sublease space to referring physicians. We endeavor to structure these relationships to comply with the space rental safe harbor to the anti-kickback statute and set rent on a fair market value basis. We believe that these arrangements satisfy the elements of the space rental safe harbor.

              Because we purchase and sell items and services in the operation of our clinics that may be paid for, in whole or in part, by Medicare or other federal healthcare programs and because we acquire such items and services at a discount, we must structure our purchase arrangements to comply with the federal anti-kickback statute. We endeavor to structure our relationships with our suppliers to comply with the discount safe harbor to the anti-kickback statute, which permits rebates and reductions in the amount a buyer is charged for an item or service based on an arm's-length transaction if, among other requirements, the discount is fully and accurately reported on the invoice or applicable cost report and, if a rebate, the terms are fixed and disclosed in writing to the buyer at the time of the initial purchase. We believe that our vendor contracts that contain discount or rebate provisions substantially comply with the discount safe harbor.

              If any of our relationships with physicians or other referral sources are alleged to violate or found to violate the federal anti-kickback statute, we may be required to terminate or restructure some or all of our relationships with, purchase some or all of the ownership interests of, or refuse referrals from these referral sources and could be subject to civil and criminal sanctions and penalties, refund requirements and exclusion from government healthcare programs, including Medicare and Medicaid. See "Risk Factors—Risks Related to Our Business—If we fail to adhere to all of the complex federal, state and local government regulations that apply to our business, we could suffer severe consequences that could adversely affect our operating results and financial condition."

Corporate Practice of Medicine and Fee-Splitting

              The laws and regulations relating to our operations vary from state to state, and many states prohibit general business corporations, as we are, from practicing medicine, controlling physicians' medical decisions or engaging in some practices such as splitting professional fees with physicians. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. Neither we nor the JVs directly employ physicians to practice medicine, but rather establish relationships on an independent contractor basis through our medical director agreements. We have endeavored to structure our activities and operations to avoid conflict with state law restrictions on the corporate practice of medicine, and we have endeavored to structure all of our corporate and operational agreements to conform to any licensure requirements, fee-splitting and related corporate practice of medicine prohibitions. However, other parties may assert that we are engaged in the corporate practice of medicine or unlawful fee-splitting despite the way we are structured. See "Risk Factors—Risks Related to Our Business—If our arrangements are found to violate state laws prohibiting the corporate practice of medicine or fee-splitting, we may not be able to operate in those states."

Stark Law

              The Stark Law is a federal civil statute which prohibits a physician who has a financial relationship (i.e., an ownership or compensation arrangement), or who has an immediate family member who has a financial relationship, with entities, including ESRD providers, from referring Medicare patients (and, as interpreted, Medicaid patients) to these entities for the furnishing of designated health services ("DHS"), subject to certain limited exceptions. Designated health services under the Stark Law include durable medical equipment and supplies, home health services, outpatient prescription drugs, inpatient and outpatient hospital services and clinical laboratory services. Relationships that would otherwise implicate the Stark Law may be protected by complying with certain exceptions to the Stark Law, such as the personal services, space rental, equipment rental and fair market value compensation exceptions. All of the requirements of a Stark Law exception must be met in order for referrals for DHS to an entity by a physician with a financial relationship with the entity to be compliant with the law.

              Dialysis services are not included within the definition of DHS because they are reimbursed under the ESRD PPS bundle (a composite rate payment) and are therefore excepted from the definition of DHS. Similarly, all other services that are covered under the ESRD PPS bundle are not DHS. However, clinical laboratory services, outpatient prescription drugs and inpatient hospital services sometimes are rendered in connection with dialysis and are not reimbursed under the ESRD PPS bundle. Accordingly, depending on the relationships between physicians and the providers of these designated health services associated with dialysis, the Stark Law could apply.

              The Stark Law also prohibits the entity receiving a prohibited referral from filing a claim or billing for the services arising out of the prohibited referral. Unlike the federal anti-kickback statute, the Stark Law is a strict liability statute, meaning that a violation does not require a particular mental state (e.g., knowledge of the prohibited nature of an arrangement or an intention to induce referrals). Accordingly, the prohibition applies regardless of the reasons for the financial relationship and the referral. Sanctions for violations of the Stark Law include denial of payment for the services provided in violation of the law, refunds of amounts collected in violation of the law, a civil penalty of up to $15,000 for each service arising out of the prohibited referral, exclusion from the federal healthcare programs, including Medicare and Medicaid, and a civil penalty of up to $100,000 against parties that enter into a scheme to circumvent the Stark Law. Violations of the Stark Law also can form the basis for False Claims Act liability if a person acts with the requisite intent under the False Claims Act. The types of financial arrangements between a physician and an entity that trigger the self-referral prohibitions of the Stark Law are broad and include direct and indirect ownership and investment interests and compensation arrangements.

              Several of our JVs have agreements with acute care hospitals to provide dialysis services to the hospitals' inpatients. The Hospital Inpatient Prospective Payment Systems rules and Stark Law regulations contain an exception which allows JVs to provide such services under an agreement with the hospitals. Specifically, dialysis services furnished by a hospital that is not certified to provide ESRD services under applicable law are not considered DHS. Accordingly, the Stark Law prohibitions do not apply to these services. However, because these agreements establish a financial relationship between our clinics and these hospitals (and indirectly between our physician partners and these hospitals), any referrals from our physician partners to these hospitals for DHS implicate the Stark Law. Accordingly, we endeavor to structure these agreements to comply with the rental of office space, rental of equipment, personal service arrangements and/or fair market value compensation exceptions to the Stark Law.

              We believe that various exceptions under the Stark Law and the definition of DHS apply to our provision of dialysis services in our clinics and under our agreements with hospitals. However, CMS could determine that the Stark Law requires us to restructure existing compensation agreements with our medical directors and to repurchase or to request the sale of ownership interests in our JVs held by referring physicians or, alternatively, to refuse to accept referrals for DHS from these physicians. If CMS were to interpret the Stark Law to apply to aspects of our operations and we were not able to achieve compliance, it would have a material adverse effect on our operations.

              If any of our business transactions or arrangements including those described above were found to violate the federal anti-kickback statute or the Stark Law, we could face criminal, civil and administrative sanctions, including possible exclusion from participation in Medicare, Medicaid and other state and federal healthcare programs. Any findings that we have violated these laws could have a material adverse impact on our earnings. See "Risk Factors—Risks Related to Our Business—If we fail to adhere to all of the complex federal, state and local government regulations that apply to our business, we could suffer severe consequences that could adversely affect our operating results and financial condition."

Fraud and Abuse Under State Law

              Many states in which we operate dialysis clinics have statutes prohibiting physicians from holding financial interests in various types of medical clinics to which they refer patients. Some states also have laws similar to the federal anti-kickback statute that may affect our ability to receive referrals from physicians with whom we have financial relationships, such as our medical directors or physician partners. Some of these statutes include exemptions applicable to our medical directors and other physician relationships. Some, however, include no explicit exemption for medical director services or other services for which we contract with and compensate referring physicians or for joint ownership interests of the type held by some of our referring physicians. If these laws change or are interpreted to apply to referring physicians with whom we contract or to our physician partners, we may be required to terminate or restructure some or all of our relationships with, purchase some or all of the ownership interests of, or refuse referrals from these referring physicians and could be subject to civil and administrative sanctions, refund requirements and exclusion from government healthcare programs, including Medicare and Medicaid. Such events could have a material adverse impact on our business.

Federal Laws Related to Fraud and False Statements Relating to Healthcare

              Federal laws, including HIPAA and the False Claims Act, make it unlawful to make false statements or commit fraud in connection with a health benefit program, including Medicare, Medicaid, and private third-party payors. These federal laws include prohibitions on (i) making false statements in connection with compliance with Medicare conditions for coverage, (ii) making false statements or submitting false documents or otherwise concealing or covering up a material fact in connection with the delivery of or payment for healthcare benefits, items or services, (iii) making or attempting to make a scheme or artifice to defraud any healthcare benefit program, (iv) knowingly and willfully embezzling or stealing from a healthcare benefit program, and (v) willfully obstructing a criminal investigation of a healthcare offense. Any violation of these laws may lead to significant penalties and may have a material adverse effect upon our business. See "Risk Factors—Risks Related to Our Business—If we fail to adhere to all of the complex federal, state and local government regulations that apply to our business, we could suffer severe consequences that could adversely affect our operating results and financial condition."

The False Claims Act

              The federal False Claims Act ("FCA") prohibits presenting false claims, false statements and false requests for payment to the federal government. In part, the FCA authorizes the imposition of treble damages and civil penalties on any person who:

  •
  knowingly presents or causes to be presented to the federal government, a false or fraudulent claim for payment or approval;

  •
  knowingly makes, uses or causes to be made or used, a false record or statement that is material to getting a false or fraudulent claim paid or approved by the federal government;

  •
  has possession, custody or control of property or money used, or to be used, by the government and knowingly delivers, or causes to be delivered, less than all of that money or property;

  •
  knowingly makes, uses or causes to be made or used, a false record or statement material to an obligation to pay or transmit money or property to the Government, or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the government; or

  •
  conspires to do any of the foregoing.

              Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Under the FCA, it is unlawful for healthcare providers to knowingly file a false claim for reimbursement with the federal government or with a government contractor. As a result of the ACA, any claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim under the FCA. The ACA also created a new obligation for healthcare providers to repay to the federal government any overpayments that they receive from the federal government within 60 days of identification. A provider may incur substantial penalties for knowingly failing to repay an overpayment to the federal government, and, under the ACA, if such overpayments are not disclosed and returned to the federal government within 60 days of identification, the overpayment becomes an obligation under the FCA. The False Claims Act requires that providers allocate resources to identify overpayments and to train employees on the potential repercussions of filing false claims with the federal government or government contractors and to monitor employee actions to detect potential false claims.

              The penalties for a violation of the False Claims Act range from $5,500 to $11,000 for each false claim plus three times the amount of damages caused by each false claim. The federal government has used the False Claims Act to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and other federal healthcare programs, including coding errors, billing for services not rendered, the submission of false cost reports, billing for services at a higher payment rate than appropriate, billing under a comprehensive code as well as under one or more component codes included in the comprehensive code and billing for care that is not considered medically necessary. Such prosecutions have resulted in substantial (multi-million and multi-billion dollar) settlements in addition to criminal convictions under applicable criminal statutes. In addition to the provisions of the False Claims Act, which provide for civil enforcement, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government.

              We use an independent third-party accounting firm to perform annual billing, coding and payment audits, and when overpayments are identified, we endeavor to promptly return them to the applicable payor.

The Health Insurance Portability and Accountability Act of 1996

              The Health Insurance Portability and Accountability Act of 1996, as amended by the federal Health Information Technology for Economic and Clinical Health Act ("HITECH Act"), and the privacy and security regulations implementing the statute (collectively referred to as "HIPAA"), requires us to provide certain protections to patients and their protected health information ("PHI"). HIPAA requires us to afford patients certain rights regarding their PHI, and to limit uses and disclosure of their PHI existing in any form of media (electronic and hardcopy). HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities like us must use when engaging in certain electronic healthcare transactions, including activities associated with billing and the collection of payment for healthcare services. We have a well-established HIPAA compliance program, including a privacy officer, a security officer, policies and procedures, and training. In accordance with the requirements of HIPAA, we have implemented administrative, physical and technical safeguards, including safeguards applicable to electronic PHI. We perform periodic risk assessments with the assistance of a third party and in accordance with the requirements of HIPAA. We believe our HIPAA compliance program sufficiently addresses HIPAA requirements.

              HIPAA requires the notification of patients, and other compliance actions, in the event of a breach with respect to the security of PHI. Certain guidance provided by HHS sets forth elective standards that provide for a "safe harbor" for rendering PHI secure such that an inappropriate use or disclosure involving such PHI would not be subject to the breach notification requirements. If notification to patients of a breach is required, such notification must be provided without unreasonable delay and in no event later than 60 calendar days after discovery of the breach. In addition, if PHI of 500 or more individuals is improperly used or disclosed, we would be required to report the improper use or disclosure to the Department of Health and Human Services, which would post the violation on its website. If there was improper use or disclosure of PHI of more than 500 individuals in the same jurisdiction, we would be required to report the improper use or disclosure to the media. Penalties for impermissible use or disclosure of PHI were increased by the HITECH Act, resulting in tiered penalties starting at $100 per violation, and increasing to $50,000 per violation and up to $1.5 million per year for the same type of violation.

              In addition, HIPAA authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities and business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator. The Department of Health and Human Services' ("HHS") spring 2015 agenda provides that the Office for Civil Rights expects to release an advanced notice of proposed rulemaking regarding such recoveries in December of 2015.

              Although we conduct HIPAA training for our employees and contractors, the improper use or disclosure of PHI by any of our clinics, employees or contractors could result in significant fines and reputational damage to us. See "Risk Factors—Risks Related to Our Business—If we fail to comply with current or future laws or regulations governing the collection, processing, storage, access, use, security and privacy of personally identifiable, protected health or other sensitive or confidential information, our business, reputation and profitability could suffer."

State False Claims Laws

              Many states have adopted their own false claims laws, which generally mirror the False Claims Act and are designed to prevent false claims from being submitted to state healthcare programs and commercial insurers. Violations of these laws may result in monetary penalties or other sanctions for the violator. We believe that we are in material compliance with these laws and regulations. However, violation of these laws and the imposition of related consequences could have a materially adverse impact on our operations.

State Privacy and Medical Record Retention Laws

              Many states in which we operate have state laws that protect the privacy and security of personally identifiable information, including PHI. State patient privacy and confidentiality laws generally require providers to keep confidential certain patient information, including information contained in medical records. Where state laws are more protective than HIPAA, we must comply with their stricter provisions. Violations of these laws could lead to monetary penalties against providers and sanctions against licensed individuals. Not only may some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their personal information has been misused. California's patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability.

              Similarly, medical record retention laws place a duty on providers to retain medical records for certain periods of time and dispose of records in a certain manner. Violations of these duties may result in sanctions from state agencies or from the Medicare program. We believe that we are in material compliance with the above laws and regulations. However, violation of any such laws and the imposition of related consequences could have a materially adverse impact on our operations.

Professional Licensing Requirements

              Our clinical personnel must satisfy professional licensing requirements and maintain their professional licenses in the states where they practice their professions. Activities that qualify as professional misconduct under state law may subject them to sanctions, including the loss of their licenses and could subject us to sanctions as well. Some state professional boards impose reciprocal discipline for violations and sanctions arising out of conduct in other states. Healthcare professionals licensed in multiple states could lose all their licenses due to conduct or sanctions in one state. Professional licensing sanctions may also result in overpayments or exclusion from participation in governmental healthcare programs, such as Medicare and Medicaid, as well as other third-party programs. We cannot employ or contract with excluded parties and we therefore monitor the Office of Inspector General's list of excluded parties on a monthly basis.

Other Regulations

              Our operations are subject to various state hazardous waste and non-hazardous medical waste disposal laws and regulations. These laws and regulations do not classify as hazardous most of the waste produced from dialysis services, although we can be subject to liability under both federal and state laws, as well as under contracts with those who haul our wastes, with respect to our waste disposal. Occupational Safety and Health Administration laws and regulations also apply to us, including, for example, those that require employers to provide workers who are occupationally exposed to blood or other potentially infectious materials with prescribed protections. These requirements apply to all healthcare clinics, including dialysis clinics, and also require employers to determine which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide or employ hepatitis B vaccinations, personal protective equipment and other safety devices, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures and work practice controls, as well as comply with various record-keeping requirements.

              We lease many properties and own some properties in the United States. If contamination is discovered in our buildings or in the surface or subsurface or in the groundwater beneath any of our facilities, whether leased or owned, we may be liable for the investigation or cleanup of the contamination and for damages arising out it, pursuant to applicable state and/or federal law and/or under the terms of our leases. Such liability may arise even when we do not cause or contribute to the contamination (for example, where it is caused by a prior occupant or a neighbor). We take precautions to avoid contamination in or affecting our facilities. We cannot assure you, though, that such conditions will not affect us in the future.

Corporate Compliance Programs

              We have adopted and maintain an active corporate compliance program, including a corporate compliance officer, compliance hotline, the policies and procedures designed to ensure compliance with applicable healthcare laws and proper billing of claims, and employee training regarding such policies and procedures.

              In addition, we have adopted and maintain a HIPAA compliance program, including privacy and security officers, policies and procedures designed to ensure compliance with HIPAA and associated state laws relating to privacy and security and employee training regarding such policies and procedures.

Insurance

              We maintain professional liability and general liability insurance in amounts that we believe are appropriate, based on our actual claims experience and expectations for future claims. Future claims could, however, exceed our applicable insurance coverage. Physicians practicing at our dialysis centers are required to maintain their own malpractice insurance, and our medical directors are required to maintain coverage for their individual private medical practices. Our liability policies cover our medical directors for the performance of their duties as medical directors at our outpatient dialysis centers. Coverage under certain of these policies is contingent upon the policy being in effect when a claim is made regardless of when the events that caused the claim occurred. The cost and availability of such coverage may change in the future. We also currently maintain property damage insurance and other types of insurance coverage we believe to be consistent with industry practice. In most states, we maintain private market coverage for our workers' compensation risk. The policy limits equal the minimum statutory requirements. In certain states, we procure comparable coverage through various state funds.

Information Systems

              We have invested and will continue to invest in areas such as information systems and data analytics in an effort to become more efficient and meet the demands for improved clinical outcomes. We are currently evaluating EMR systems for implementation at our facilities. We address our information and data security needs by relying on applicable members of our staff and third parties, including auditors and third-party service providers. We have implemented administrative, physical, and technical safeguards to ensure the security of personally identifiable, protected health and other sensitive or confidential information that we collect, process, store, access or use, and we take commercially reasonable actions to ensure that our third-party service providers are taking appropriate security measures to protect the data and information they access, use or collect on our behalf. However, there is no guarantee that these measures can provide absolute security with respect to such data and information.

Trademarks

              We own certain trademarks and logos, including AmericanRenal, AmericanRenal Associates, The Nephrologist is the Center of Our Universe and the American Renal Associates logo. Each one of these trademarks or logos is registered with the U.S. Patent and Trademark Office. We consider these trademarks and the associated name recognition to be important to our business.

Properties and Clinics

              Our corporate headquarters are located at 500 Cummings Center, Suite 6550, Beverly, Massachusetts 01915 in an approximately 60,000 square foot leased portion of an office building. The lease for our headquarters expires on December 31, 2017 and includes one five-year renewal option.

              As of December 31, 2015, we had 192 dialysis clinics located in Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Missouri, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, South Carolina, Texas, Virginia, Washington, D.C. and Wisconsin. Our dialysis clinics range in size from approximately 1,600 to 16,000 square feet. Substantially all of our dialysis clinics are located on premises that we lease under non-cancelable operating leases expiring in various years through 2031. Most clinic lease agreements have initial periods from 10 to 15 years. Some leases contain renewal options of five to ten years at the fair rental value at the time of renewal, while others have renewal terms at pre-set rates associated with the initial term. We also own the real estate for several clinic sites. See "—Our Clinics and Services—Location and Capacity of Our Clinics."

Employees

              As of December 31, 2015, we had 4,030 employees, consisting of 1,350 nurses, 1,719 patient care and equipment technicians and 961 other employees. Our 347 nephrologist partners are not our employees, nor are our medical directors, who are paid pursuant to their contractual arrangements. None of our employees are subject to collective bargaining agreements. Although we do not currently directly employ personnel that are members of a union, we lease employees in New York and the District of Columbia that are members of unions. We consider our relationships with our employees to be good.

Legal Proceedings

Inquiries By The Federal Government

              We are subject to a Decision and Order entered In the Matter of American Renal Associates Inc. and Fresenius Medical Care Holdings, Inc. by the Federal Trade Commission. The Decision and Order was entered in 2007 following a nonpublic investigation by the Federal Trade Commission into proposed dialysis clinic acquisition activities in Rhode Island and the execution of an Agreement Containing Consent Order by the parties. The Decision and Order prohibits us for a period of ten years through October 17, 2017, without prior notice to the Federal Trade Commission from: (1) acquiring dialysis clinics located in ZIP codes in and around the cities of Cranston and Warwick, Rhode Island, and/or (2) entering into any contract to manage or operate dialysis clinics in ZIP codes in and around the cities of Cranston and Warwick. These prohibitions are subject to a number of exceptions that permit us to develop, own, manage or operate de novo dialysis clinics or dialysis clinics owned or operated as of the date the Decision and Order was entered, or to perform specified services, including offsite laboratory services, bookkeeping services, accounting services, billing services, supply services and purchasing and logistics services with the adherence to confidentiality requirements. We have complied and intend to continue to comply with the terms of the Decision and Order and on September 24, 2014 we submitted an annual compliance report to the Federal Trade Commission. We do not believe that compliance with the Decision and Order will have a material impact on our revenues, earnings or cash flows.

Other

              From time to time, we are subject to various legal actions and proceedings involving claims incidental to the conduct of our business, including contractual disputes and professional and general liability claims, as well as audits and investigations by various government entities, in the ordinary course of business. Based on information currently available, established reserves, available insurance coverage and other resources, we do not believe that the outcomes of any such pending actions, proceedings or investigations are likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or cash flows. However, legal actions and proceedings are subject to inherent uncertainties and it is possible that the ultimate resolution of such matters, if unfavorable, may be materially adverse to our business, financial condition, results of operations or cash flows.

INDUSTRY

              We provide life-sustaining dialysis services for patients with end stage renal disease, or ESRD. ESRD is characterized by the loss of kidney functionality and is normally irreversible and fatal unless treated. ESRD most commonly results from complications associated with diabetes, hypertension, renal and hereditary diseases, old age and a combination of other risk factors.

Methods of Treatment

              ESRD is the end stage of advanced chronic kidney disease characterized by the irreversible loss of kidney function. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. A number of conditions—diabetes, hypertension, glomerulonephritis and inherited diseases—can cause chronic kidney disease. The majority of people with ESRD acquire the disease as a complication of one or more of these primary conditions.

              There are currently only two methods for treating ESRD: dialysis and kidney transplantation. For many years the number of donated organs worldwide has continued to be significantly lower than the number of patients on transplant waiting lists. The median waiting time to transplantation continues to grow, reaching over three years as of December 31, 2009. There were more than 72,000 patients awaiting their first kidney transplant as of December 31, 2013. Over the past 10 years, the number of annual kidney transplants has largely remained flat, with a CAGR of approximately 1%. In the United States in 2013, approximately 29% of all ESRD patients lived with a functioning kidney transplant. Accordingly, most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means.

              There are two primary methods of dialysis commonly used today, hemodialysis and peritoneal dialysis. Generally, an ESRD patient's physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient's medical conditions and needs. Patients suffering from ESRD without a functioning kidney transplant generally require dialysis at least three times per week, amounting to approximately 156 treatments per year, for the remainder of their lives.

Hemodialysis

              Hemodialysis, or the removal of toxins and fluid from the blood through a specially designed filter is the most common form of ESRD treatment for new patients and represented approximately 90% of all dialysis treatments in the United States in 2013. Hemodialysis is typically performed in outpatient dialysis clinics and lasts approximately 3.5 hours per treatment. Treatments are usually performed by teams of licensed nurses and trained technicians pursuant to a physician's instructions. The majority of patients receive hemodialysis in outpatient dialysis clinics, such as ours, as their primary ESRD treatment, although patients who are healthier and more independent may receive in-home dialysis treatment, which we also provide. Home-based hemodialysis is typically performed with greater frequency than dialysis treatments performed in outpatient dialysis centers.

Peritoneal Dialysis

              Peritoneal dialysis, which we also provide, uses the patient's peritoneal, or abdominal, cavity as a dialysis filter and is used by patients who prefer and are able to receive that form of treatment. A patient or caregiver generally performs peritoneal dialysis in a home setting daily.

Market for Dialysis Services

              The number of ESRD patients in the United States has historically grown at a rate of 3% to 5% annually since 2000 and has grown approximately 77% from 2000 to 2014. As of December 31,

2014, there were 692,268 patients with ESRD in the United States. From 2000 to 2013, the prevalence rate per million in the U.S. population (adjusted for sex and race) increased approximately 15% for ages 22 to 44; approximately 24% for ages 45 to 64; approximately 31% for ages 65 to 74; and more than 50% for ages 75 and older. As of December 31, 2013, the dialysis population reached 466,607 patients, an increase of approximately 4% from the prior year and an increase of approximately 63% from 2000. Dialysis services represent a market in the United States of approximately $49 billion annually, according to the latest available USRDS data.

              According to the USRDS, the increasing percentage of the U.S. population afflicted with ESRD has been primarily caused by:

  •
  aging of the general population;

  •
  improved treatment and increased survival rate of patients with diabetes, hypertension and other illnesses that lead to ESRD;

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  growth rates of minority populations with higher than average incidence rates of ESRD; and

  •
  improved dialysis technology that has enabled older patients and those who previously could not tolerate dialysis due to other illnesses to benefit from this treatment.

Market for Joint Venture Clinics

              Patients can receive hemodialysis treatments at a clinic run by (1) a public center (government or government subsidiary owned/run), (2) a healthcare organization (non-profit or profit organization such as a hospital), (3) a private center (owned or run by individual doctors or a group of doctors), (4) a company-owned clinic, including multi-clinic providers or (5) a clinic owned through a joint venture between a company, such as ours, and a physician or group of physicians. According to CMS data, there were more than 6,490 dialysis clinics in the United States as of December 31, 2015.

              A significant portion of dialysis clinics in the United States are wholly owned. However, we believe the JV model has gained in prevalence as the dialysis services model for practicing nephrologists and has been growing rapidly over the past several years. According to a report prepared for the American Society of Nephrology, there are over 10,000 full-time practicing nephrologists in the U.S., and we believe that a significant portion of these physicians treat their patients at clinics in which they have no ownership interest.

 MANAGEMENT

Executive Officers and Directors

              The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)
Joseph A. Carlucci	62	Chief Executive Officer and Chairman of the Board of Directors
Syed T. Kamal	63	President and Director
John J. McDonough	52	Executive Vice President, Chief Operating Officer and Treasurer
Jonathan L. Wilcox	42	Vice President and Chief Financial Officer
Michael R. Costa	45	Vice President, General Counsel and Secretary
Michael E. Boxer	53	Director
Thomas W. Erickson	64	Director
Jared S. Hendricks	35	Director
John M. Jureller	56	Director
Steven M. Silver	47	Director

              Joseph A. Carlucci is a co-founder of our company and our Chief Executive Officer and has served as the chairman of our board of directors since 2012. Mr. Carlucci has more than 37 years of experience in the dialysis services industry. Mr. Carlucci also served as our Chief Operating Officer and Treasurer from our inception in 1999 to 2005. Prior to founding our company, Mr. Carlucci served as President and CEO of Optimal Renal Care, a joint venture between Fresenius Medical Care North America, ("FMCNA"), and Kaiser Permanente of Southern California designed as a disease management organization providing additional opportunities to improve treatment outcomes, improve cost structures, and implement new technologies and methods of dialysis care. Prior to that, Mr. Carlucci served as Vice President of Administration at FMCNA and was responsible nationally for managed care, medical director relations and facility development. He has operations experience from Facility Administrator to Director of U.S. Operations at FMCNA. Mr. Carlucci also serves on the board of directors of Colorado Center for Reproductive Medicine. Mr. Carlucci holds a B.S. degree in Accounting from Bentley University.

              Syed T. Kamal is a co-founder of our company and has served as our President and as a director of our company since our inception in 1999. Mr. Kamal also served as Executive Vice President from 1999 to 2005. Mr. Kamal has more than 36 years of experience in the dialysis services industry. Prior to founding our company, Mr. Kamal served in various management roles at FMCNA, including as President of FMCNA's southern business unit, Vice President of Operations for FMCNA's North America division, Director and Vice President of Operations for FMNCA's International division and Regional Manager of FMNCA's Mid-Atlantic and Southeast regions (U.S.). Mr. Kamal holds a B.A. degree in Economics and Statistics and an M.B.A. degree from the University of Punjab in Pakistan.

              John J. McDonough is our Executive Vice President, Chief Operating Officer and Treasurer. Mr. McDonough served on our board of directors from 2012 to August 2015. Mr. McDonough was appointed as our Chief Operating Officer in 2011 and Treasurer in 2012. Prior to being appointed our Chief Operating Officer, Mr. McDonough served as our Executive Vice President and Chief Financial Officer from 2003 to 2011. Mr. McDonough has more than 24 years of experience in accounting and finance. Prior to joining our company, from 1998 to 2001, Mr. McDonough served as Vice President and Chief Accounting Officer at DaVita Healthcare Partners Inc. Prior to that, Mr. McDonough was Chief Financial Officer at Palatin Technologies, Inc. from 1995 to 1997 and Chief Financial Officer at MedChem Products, Inc. from 1990 to 1995. Previously, Mr. McDonough served as audit manager and held other positions at KPMG Peat Marwick. Mr. McDonough holds a B.S. degree in Accounting from Bentley University and an M.B.A. from Harvard Business School.

              Jonathan L. Wilcox is our Vice President and Chief Financial Officer. Prior to being appointed our Chief Financial Officer in 2011, Mr. Wilcox served as the Vice President of Finance from 2009 to 2011. Mr. Wilcox is a certified public accountant with more than 20 years of experience in accounting and finance. From 2008 to 2009, Mr. Wilcox was Vice President of Finance at Vlingo, Inc., a speech recognition software company, where he was responsible for all aspects of finance and administration, and, from 2005 to 2008, Mr. Wilcox was Executive Director of Finance at Cynosure, Inc., a medical device manufacturer, where he was primarily responsible for all worldwide financial activities. Mr. Wilcox has additionally served as Director of Finance at Forrester Research Inc., a public research company, and as an audit manager at Arthur Andersen LLP in its Boston office. Mr. Wilcox received his B.S. degree in Government and History from Centre College in 1995 and his Master of Professional Accounting and M.B.A from Northeastern University in 1996.

              Michael R. Costa, Esq. is our Vice President, General Counsel and Secretary. Mr. Costa has served as our Vice President and General Counsel since 2007. Mr. Costa has more than 18 years' experience as a corporate healthcare attorney. Prior to joining our company, from 2001 to 2005, Mr. Costa served as an Associate and, from 2006 to 2007, as Senior Counsel in the Health Business Group of Greenberg Traurig LLP. From 1999 to 2001, Mr. Costa served as an attorney at Behar & Kalman LLP in Boston, Massachusetts. Mr. Costa holds a B.S. degree in Legal Studies and Business Management from Roger Williams University, an M.P.H. from Boston University School of Public Health and a J.D. from Suffolk University Law School.

              Michael E. Boxer has served as a member of our board of directors since 2010. Mr. Boxer is a senior advisor (i.e., an independent consultant) to Centerbridge Partners, L.P. Mr. Boxer is also the vice chairman of the board of directors and chairman of the audit committee of Remedi SeniorCare Holding Corporation. He served as chairman of the audit committee and a board member of Genesis Healthcare, Inc. (formerly Skilled Healthcare Group, Inc.) from 2006 until 2015. Additionally, Mr. Boxer is President of The Enterprise Group Ltd., a healthcare advisory firm. Mr. Boxer served as the chief financial officer of HealthMarkets, Inc., a provider of health and life insurance products, from 2006 to 2008. Mr. Boxer was chief financial officer of Mariner Health Care, Inc., a 300-facility skilled nursing facility and 15 hospital long-term acute care provider, from 2003 to 2005. From 1998 to 2002, Mr. Boxer served as chief financial officer of Allergan plc (formerly Watson Pharmaceuticals Inc.), an integrated specialty pharmaceutical company. Prior to that, Mr. Boxer was a healthcare investment banker at Furman Selz. Mr. Boxer received a B.B.A. in Finance from Colorado State University and an M.B.A. from the University of Chicago Booth School of Business.

              Thomas W. Erickson has served as a member of our board of directors since 2011. Mr. Erickson also serves as chairman of the executive committee of Luminex Corporation, a developer of biological testing technologies, as a director of syncreon Group Holdings Limited, a tranportation logistics services company and as a director of 3D Systems Corporation, a provider of advanced and comprehensive 3D digital design and fabrication solutions. Mr. Erickson has also held various public company directorships and executive roles, including as chairman of the board and interim president of National Medical Health Card Systems, Inc., a pharmacy benefits manager, interim president and chief executive officer of Luminex Corporation and interim president and chief executive officer of Omega Healthcare Investors, Inc., a healthcare focused real estate investment trust. Mr. Erickson was also chairman of the board of Western Dental Services, Inc., a dental practice management company, and co-founder, president and chief executive officer of CareSelect Group, Inc., a physician practice management company. Mr. Erickson holds a Bachelors in Business Administration from the University of Iowa and an M.B.A. from Southern Methodist University.

              Jared S. Hendricks has served as a member of our board of directors since 2010. Mr. Hendricks also serves on the boards of directors of IPC Corp. and New LightSquared LLC. Mr. Hendricks joined Centerbridge Partners, L.P. in 2006 and is currently a Senior Managing Director. Prior to joining Centerbridge, from 2004 to 2006, Mr. Hendricks was an Associate at Silver Lake Partners, a private equity firm focused on investments in technology and related growth companies operating at scale. Prior to joining Silver Lake, he was an investment banking analyst within the Global Industrial and Services group at Credit Suisse First Boston. Mr. Hendricks graduated summa cum laude from The Wharton School of the University of Pennsylvania where he received a B.S. in Economics.

              John M. Jureller became a member of our board of directors in August 2015. Mr. Jureller also serves on the board of directors of White Plains Hospital and is the chairman of the finance committee as well as a member of the audit committee of the board of directors of White Plains Hospital. Mr. Jureller served on the audit committees of Studio Moderna Holdings B.V. from 2011 to 2012 and Torex Retail Holdings Ltd. from 2009 to 2012. Mr. Jureller is currently the executive vice president and chief financial officer of Frontier Communications Corp. Prior to joining Frontier Communications Corp. in 2013, Mr. Jureller served in a variety of senior financial roles with various companies including General Atlantic LLC, WestPoint International, Inc., AlixPartners, LLP, PepsiCo, Inc. and General Electric Capital Corporation. Mr. Jureller began his career with the corporate banking and leveraged finance groups at Bankers Trust Company. Mr. Jureller received a B.S. in Finance and an M.B.A. from Cornell University.

              Steven M. Silver has served as a member of our board of directors since 2010. Mr. Silver also serves on the boards of directors of KIK Custom Products Inc., Remedi SeniorCare Holding Corporation, Culligan Newco Ltd., Frans Bonhomme SA, Reddy Ice Holdings, Inc., Senvion SE and White Plains Hospital. Mr. Silver joined Centerbridge Partners, L.P. as a Senior Managing Director in 2006. Prior to joining Centerbridge, Mr. Silver was a Managing Director and Partner at Vestar Capital Partners, a private equity investment firm. Mr. Silver began his career as a member of the Mergers & Acquisitions department of Wasserstein Perella & Co. in New York and London. Mr. Silver received a B.A. from Yale College and an M.B.A. with high distinction from Harvard Business School in 1995, where he was a George F. Baker Scholar.

              Messrs. Silver, Hendricks, Boxer and Erickson were selected as directors pursuant to the nomination rights granted to Centerbridge under our amended and restated stockholders agreement. Messrs. Carlucci and Kamal became our directors pursuant to the rights granted to them under our amended and restated stockholders agreement. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Corporate Governance

              We intend to structure our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance will include:

  •
  our board of directors will be divided into three classes of directors, with staggered three-year terms and the classes to be as nearly equal in number as possible; Class I directors initially will serve until the first annual meeting of stockholders following this offering, Class II directors initially will serve until the second annual meeting of stockholders following this offering and Class III directors initially will serve until the third annual meeting of stockholders following this offering;

  •
  we will have independent director representation on our audit committee immediately at the time of this offering, and independent director representation on our compensation and nominating and corporate governance committees after we are no longer a "controlled company" within the meaning of the NYSE corporate governance standards, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

  •
  we anticipate that at least one of our directors will qualify as an "audit committee financial expert" as defined by the SEC; and

  •
  we will implement a range of other corporate governance best practices, including implementing a director education program.

Composition of the Board of Directors After This Offering

              Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors, with two directors in Class I (expected to be Michael E. Boxer and Thomas W. Erickson), three directors in Class II (expected to be Jared S. Hendricks, John M. Jureller and Syed T. Kamal) and two directors in Class III (expected to be Joseph A. Carlucci and Steven M. Silver). See "Description of Capital Stock—Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Classified Board of Directors." In addition, we intend to further amend our amended and restated stockholders agreement with Centerbridge and other stockholders in connection with this offering. Centerbridge will continue to have the right to designate certain nominees to our board of directors, subject to the maintenance of certain common stock ownership requirements in our company. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Background and Experience of Directors

              When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

  •
  Mr. Carlucci's experience as an executive in the dialysis services industry. Furthermore, we also considered how his additional role as our chief executive officer would bring management perspective to board deliberations and provide valuable information about the status of our day-to-day operations.

  •
  Mr. Kamal's experience as an executive in the dialysis services industry. Furthermore, we also considered how his additional role as our President would bring management perspective to board deliberations and provide valuable information about the status of our day-to-day operations.

  •
  Mr. Silver's affiliation with Centerbridge, his significant experience in working with companies controlled by private equity sponsors, particularly in the healthcare industry, his experience in working with the management of various other companies owned by Centerbridge funds, including in the healthcare industry and his extensive financial background.

  •
  Mr. Hendricks's affiliation with Centerbridge, his significant experience in working with companies controlled by private equity sponsors, particularly in the healthcare industry, his experience in working with the management of various other companies owned by Centerbridge funds, including in the healthcare industry and his extensive financial background.

  •
  Mr. Boxer's experience in accounting and executive management, including his significant experience as a senior executive as well as a board member and chairman of audit committees at various healthcare companies.

  •
  Mr. Erickson's experience in the healthcare industry, including his significant experience as chairman of the board of directors and chief executive officer of several healthcare-focused companies.

  •
  Mr. Jureller's extensive financial background and significant executive management experience at various public and private companies, including his experience as chief financial officer of a large, publicly traded company, which enables him to contribute valuable perspectives to our board of directors on financial, risk management, public reporting, compliance, investor relations, operational and other matters.

Controlled Company Exception

              After the completion of this offering, Centerbridge will continue to beneficially own shares representing a majority in voting power of our shares eligible to vote in the election of directors. As a result, we will be a "controlled company" within the meaning of the NYSE corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities, and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions as our board has not yet made a determination with respect to the independence of any directors other than Messrs. Boxer, Erickson, Hendricks, Jureller and Silver. In the future, we expect that our board will make a determination as to whether other directors are independent for purposes of the corporate governance standards described above. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a "controlled company" and our shares continue to be listed on the NYSE, we will be required to comply with these standards and, depending on the board's independence determination with respect to our then-current directors, we may be required to add additional directors to our board in order to achieve such compliance within the applicable transition periods.

Committees of the Board of Directors

              After the completion of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee, a nominating and corporate governance committee and a compliance committee. Subject to NYSE listing standards and applicable law, until such time as we cease to be a "controlled company" Centerbridge will have the right to designate a majority of the members of any committee of our board of directors, and when we cease to be a "controlled company" Centerbridge will have the right to designate one member to each of the committees of our board of directors or such greater number of members that is as nearly proportionate to Centerbridge's representation on our board of directors as possible.

              Our president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation, the nominating and corporate governance and the compliance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors will provide appropriate risk oversight of our activities.

Audit Committee

              Upon the completion of this offering, we expect to have an audit committee, consisting of Messrs. Jureller, Boxer and Hendricks. Mr. Jureller will serve as the chairperson and qualifies as an independent director under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. Jureller also qualifies as an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K.

              The purpose of our audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm's qualifications and independence, (4) the performance of our internal audit function, and (5) the performance of our independent registered public accounting firm.

              Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

              Upon the completion of this offering, we expect to have a compensation committee, consisting of Mr. Erickson, who will serve as the chairperson, and Messrs. Hendricks and Silver.

              The purpose of our compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans, and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

              Our board of directors will adopt a written charter for the compensation committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

              Upon the completion of this offering, we expect to have a nominating and corporate governance committee, consisting of Mr. Hendricks, who will serve as the chairperson, and Messrs. Erickson and Silver.

              The purpose of our nominating and corporate governance committee will be to assist our board of directors in discharging its responsibilities relating to: (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, subject to our amended and restated stockholders agreement; (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders; (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, subject to our amended and restated stockholders agreement; (4) reviewing and recommending to the board of directors corporate governance principles applicable to us; (5) overseeing the evaluation of the board of directors and management; and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

              Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon completion of this offering.

Compliance Committee

              Upon the completion of this offering, we expect to have a compliance committee, consisting of Mr. Carlucci, who will serve as the chairperson, and Messrs. Hendricks and Silver.

              The purpose of our compliance committee is to assist our board of directors in implementing and overseeing compliance with the healthcare regulatory requirements applicable to our and our subsidiaries' operations. Such responsibilities and duties include reviewing and assessing our healthcare compliance program, which entails annual compliance audits and training programs, evaluating significant compliance risk areas, monitoring efforts to control any such risk exposure, and other related activities.

              Our board of directors has adopted a written charter for the compliance committee, which will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

              Upon the completion of this offering, we expect that none of the members of our compensation committee will at any time have been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or our compensation committee. We are parties to certain transactions with Centerbridge described under "Certain Relationships and Related Party Transactions."

Code of Ethics

              We will adopt a new code of business conduct that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer, which will be available on our website upon the completion of this offering. Our code of business conduct will be a "code of ethics" as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE COMPENSATION

              The primary objectives of our executive compensation programs are to attract and retain talented executives to effectively manage and lead our company. The compensation packages for our named executive officers generally include a base salary, annual cash bonuses, equity awards and other benefits and perquisites.

Summary Compensation Table

              The following table provides summary information concerning the compensation of our principal executive officer and two other most highly compensated executive officers for the years ended December 31, 2014 and 2015. We refer to these executives as our "named executive officers."

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)		All Other Compensation ($)(5)		Total ($)
Joseph A. Carlucci	2015	910,341	(2)	—	—	847,593	(2)	2,137,323	(6)	3,895,257
Chairman and Chief	2014	798,361	(2)	26,000	799,526	849,717	(2)	44,681		2,518,285
Executive Officer
Syed T. Kamal	2015	786,601		—	—	732,381		41,651		1,560,633
President	2014	689,841		26,000	293,674	734,217		40,239		1,783,971
John J. McDonough	2015	659,872		—	—	614,389		34,703	(7)	1,308,964
Executive Vice President,	2014	590,546		26,000	293,674	615,928		23,845		1,549,993
Chief Operating Officer and Treasurer

(1)
Amounts reflect the named executive officer's base salary earned during the years presented and reflect salary increases effective on May 1 of each of those years.

(2)
Salary and Non-Equity Incentive Plan Compensation amounts for Mr. Carlucci include $123,741 and $115,211, respectively, paid in connection with service as the chairman of our board of directors during fiscal 2015. Salary and Non-Equity Incentive Plan Compensation amounts for Mr. Carlucci include $108,520 and $115,500, respectively, paid in connection with service as the chairman of our board of directors during fiscal 2014.

(3)
Amounts reflect the aggregate grant date fair value of stock options granted during the year ended December 31, 2014 computed in accordance with FASB ASC Topic 718. The assumptions applied in determining the fair value of these stock options are discussed in "Note P—Stock-Based Compensation" in our audited consolidated financial statements included elsewhere in this prospectus. Amounts reported in the table reflect the value at the grant date of the portion of the stock option awards vesting based upon achievement of certain cumulative Adjusted EBITDA targets, assuming full vesting of that portion of the award. With respect to the portions of the stock options vesting upon either the attainment by Centerbridge of specified returns or attainment of certain specified share price targets, achievement of the performance conditions was not deemed probable on the date of grant, and, accordingly, pursuant to the SEC's disclosure rules, no value is included in this table for those portions of the awards. The fair value at the grant date of those portions of the awards assuming achievement of the performance conditions was $326,712, $120,003 and $120,003, respectively, for each of Messrs. Carlucci, Kamal and McDonough.

(4)
Amounts reflect payments made by us for services performed and performance measures satisfied during the years presented. See "—Narrative Disclosure to Summary Compensation Table—Bonus Compensation."

(5)
Amount includes an automobile allowance and reimbursement for unutilized paid time off.

(6)
Amount includes forgiveness of outstanding indebtedness and accrued interest under a revolving credit promissory note as described under "Certain Relationships and Related Party Transactions—Loans to Our Chief Executive Officer," and the cost of use of corporate aircraft for personal travel as described below under "Other Compensation."

(7)
Amount includes the cost of corporate aircraft for personal travel as described below under "Other Compensation."

Narrative Disclosure to Summary Compensation Table

Employment Agreements

              Each of Messrs. Carlucci, Kamal, and McDonough entered into an employment agreement with us, as of March 22, 2010, governing the terms of their employment. Each of these agreements had an initial three-year term, subject to automatic one-year successive renewals. The terms of these agreements are substantially the same but for differences in title, role, and compensation. These agreements provided for base salary subject to increase (but not decrease) from time to time by our board of directors. The employment agreements also provide for eligibility to receive an annual cash incentive award of up to a percentage of the executive's base salary subject to achievement of goals established by our board of directors, customary employee benefits, payment of severance following certain terminations of employment and restrictive covenants. See "—Termination and Change in Control Provisions."

              In connection with this offering, we intend to amend Mr. Carlucci's employment agreement to reflect an increase in base salary to $892,203, which represents the inclusion of Mr. Calucci's compensation in connection with his service as the chairman of our board of directors (of $121,275) into his current base salary. Following this amendment to Mr. Carlucci's employment agreement, he will no longer receive compensation for his service on our board of directors. We also intend to amend the employment agreements for our named executive officers to update their target annual bonus opportunity from 75% to 100% of base salary and to provide that, while the annual bonus qualifies for transition relief under Section 162(m) of the Code, the annual bonus for each year will be paid by December 31 of such year, subject to a true-up following the receipt of our audited consolidated financial statements for such year.

              In connection with this offering, we intend to review, and may engage a compensation consultant to assist us in evaluating, the elements and levels of our executive compensation, including base salaries, cash incentive awards and equity-based incentives for our named executive officers.

Bonus Compensation

              As described above, each of our named executive officers is eligible under his employment agreement to receive an annual cash incentive award. With respect to 2015, each named executive officer was eligible to earn an annual cash incentive award based on our achievement of an Adjusted EBITDA target for 2015. The Adjusted EBITDA target was determined by our board of directors early in the year, after taking into consideration our budget for such year. Each named executive officer had a bonus potential target, computed as a percentage of his base salary. For service in 2015, the bonus potential target for each named executive officer was 100% of his base salary in effect at fiscal year-end (for Mr. Carlucci, including his chairman fee), which reflected each named executive officer's base salary increase in May. Each named executive officer also had a threshold bonus potential of 37.5% and a maximum bonus potential of 150% of base salary. Actual amounts paid with respect to service are calculated by multiplying each named executive officer's base salary by his bonus potential percentage to obtain his bonus potential target, which is then adjusted by an achievement factor based on our actual achievement against the Adjusted EBITDA target.

              With respect to service in 2015, each named executive officer was paid a bonus equal to 95% of his base salary in effect at fiscal year-end, based on our achievement of 99% of the Adjusted EBITDA target. Each named executive officer earned 50% of his annual base salary for achievement of 90% of target Adjusted EBITDA and, between achievement of 90% and 100% of target Adjusted EBITDA, an additional 5% of base salary for each full percentage point that Adjusted EBITDA exceeded 90%. These amounts are reflected in the "Non-Equity Incentive Plan Compensation" column of the table under "—Summary Compensation Table" above. Bonuses were paid at fiscal year end. Based on our audited consolidated financial statements for the year ended December 31, 2015, there is no true-up required with respect to these bonuses.

Long-Term Incentive Awards

              Our stock-based long-term incentive awards are designed to assist in ensuring that our named executive officers have a continuing stake in our long-term success and manage the business with a long-term risk-adjusted perspective. Each named executive officer's outstanding stock option awards was granted under, and is subject to the terms of, the 2010 American Renal Associates Holdings Inc. Stock Incentive Plan (the "2010 Stock Incentive Plan"), which was adopted in connection with our acquisition by Centerbridge in 2010. For a description of the 2010 Stock Incentive Plan, see "Equity Incentive Plans" below.

              On May 7, 2014, we granted options to purchase 259,936, 95,476 and 95,476 shares of our common stock through our 2014 Incremental Nonqualified Stock Option Program to each of Messrs. Carlucci, Kamal and McDonough, respectively.

              Of these stock options, 86,645 vest with respect to Mr. Carlucci, and 31,825 vest with respect to each of Messrs. Kamal and McDonough, if our Consolidated EBITDA (as defined in our senior credit agreement, excluding a minority interest adjustment as defined therein), which has generally been equal to Adjusted EBITDA-NCI, for any four consecutive and completed fiscal quarters commencing following the grant of the stock options, exceeds $200 million (which we refer to as the 2014 Plan Tranche C Options).

              The remainder of these stock options vest on the date after a qualified public offering on which the average closing price of our common stock for a 60 consecutive trading day period (together with the amount of any dividends paid per share of our common stock since the date of grant) is equal to or greater than (x) $90.90 (with respect to half of the remaining stock options, which we refer to as the 2014 Plan Tranche A Options) or (y) $116.88 (with respect to the other half of the remaining stock options, which we refer to as the 2014 Plan Tranche B Options). Alternatively, after Centerbridge ceases to own a majority of the outstanding shares of our common stock, these stock options also would vest on the date Centerbridge has received, in respect of shares transferred or sold by Centerbridge, cash (including through sale proceeds and dividends received in respect of such shares since the date of grant) in an amount equal to or exceeding the product of the number of shares transferred or sold by Centerbridge multiplied by (x) $90.90 (with respect to the 2014 Plan Tranche A Options) or (y) $116.88 (with respect to the 2014 Plan Tranche B Options).

              In 2015, we did not grant any long-term incentive awards to our named executive officers. For a description of outstanding awards granted to our named executive officers, see "—Outstanding Equity Awards at December 31, 2015" below.

              Outstanding stock option awards held by our named executive officers have an expiration date of ten years from the date of grant, and once vested, may be exercised at any time prior to the expiration date. Unvested stock options are forfeited on a termination of employment of any of our named executive officers for any reason. If the employment of any of our named executive officers is terminated, vested stock options will expire on the earlier to occur of the tenth anniversary and:

  •
  in the case of a termination due to death or disability, one year following such termination,

  •
  in the case of a termination by us for cause, immediately upon the such termination,

  •
  in the case of a termination by us without cause or any voluntary resignation by the executive, 90 days following such termination, and

  •
  in the case of a termination due to retirement (i.e., reaching age 65 with at least ten years of service with us), the third anniversary of the retirement date (or the date the executive engages in any activity that would breach his restrictive covenants, if earlier than the third anniversary of the retirement date).

              See "—Termination and Change in Control Provisions" below for a description of the potential vesting of the named executive officers' stock option awards that may occur in connection with a change in control of our company, as defined in the 2010 Stock Incentive Plan.

              In connection with this offering, we intend to amend the terms of the outstanding option awards to provide our option holders (including our named executive officers) with additional opportunities for certain of their performance-vesting stock options to vest based on achievement of certain volume weighted average price targets per share of our common stock over a specified period. See "—Description of Outstanding Equity Awards" below for a description of intended amendments to the outstanding performance-vesting stock options.

              In connection with the Pre-IPO Distributions, we expect to equitably adjust the outstanding stock options to reflect the impact of such Pre-IPO Distributions on the value of our common stock as required by our stock option plans. See "—Description of Outstanding Equity Awards" below for a description of the adjustments that we expect to make to the outstanding stock options.

Other Compensation

              We permit our chief executive officer and chief operating officer to use the company-owned aircraft for personal travel. For 2014, these named executive officers reimbursed us for all such travel in an amount equal to the cost to us for each such flight. For 2015, our board of directors allotted a specified number of hours of personal travel to these named executive officers, and any additional hours used were subject to reimbursement by the named executive officers. Our chief executive officer used 20.43 of the 25 hours allotted to him for 2015. Our chief operating officer used 2.4 hours of the six hours allotted to him for 2015.

Outstanding Equity Awards at December 31, 2015

              The following table presents information regarding outstanding equity awards held by our named executive officers at the end of fiscal 2015.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date
Joseph A. Carlucci	—	—	174,066	3.04	7/9/2020
Chairman and Chief Executive	34,814	52,220	—	19.92	3/22/2023
Officer	—	—	259,936	51.94	5/7/2024
Syed T. Kamal	—	—	174,066	3.04	7/9/2020
President and Director	34,814	52,220	—	19.92	3/22/2023
	—	—	95,476	51.94	5/7/2024
John J. McDonough	—	—	174,066	3.04	7/9/2020
Chief Operating Officer, Treasurer	34,814	52,220	—	19.92	3/22/2023
and Director	—	—	95,476	51.94	5/7/2024

(1)
Represents time-based vesting stock options that were granted on March 22, 2013 that had yet to vest as of December 31, 2015. 20% of these stock options vest and become exercisable on each of the first five anniversaries of the date of grant, subject generally to the named executive officer's continued employment with us. Outstanding and unvested stock options will become fully vested upon a change in control that occurs while the named executive officer is employed by us.

(2)
Represents performance-based vesting stock options that were granted to Messrs. Carlucci, Kamal and McDonough in July 2010 and May 2014 and that had yet to vest as of December 31, 2015. For a description of the applicable vesting terms, see "Narrative Disclosure to Summary Compensation Table—Long-Term Incentive Awards" and below.

Description of Outstanding Equity Awards

              In connection with the acquisition of our company by Centerbridge, on July 9, 2010 we granted 261,100 stock options to each of Messrs. Carlucci, Kamal and McDonough, respectively. Of these stock options, 87,034 vested 20% each year over a five year period beginning May 7, 2010, and were subsequently exchanged in March 2013 for new time-vesting options and a cash payment, as described below. Of the remaining 174,066 stock options, half vest upon the attainment by Centerbridge of both a 2.5 times return on investment ("MOIC") and a 20% internal rate of return ("IRR") and half vest upon the attainment by Centerbridge of both a 3.0 times MOIC and a 25% IRR. In March 2011, in connection with a dividend paid to our shareholders equal to $14.49 per share of our common stock, the exercise price of the then-outstanding stock options granted in 2010 was reduced from $21.00 to $6.51 per share.

              On March 22, 2013, in connection with a dividend to shareholders, we granted options to purchase 87,034 shares of our common stock to each of Messrs. Carlucci, Kamal and McDonough in exchange for the cancellation of all of their then outstanding time-vesting stock options granted in 2010 and a cash payment equal to the in-the-money spread value of the canceled stock options of $2,741,571 for each of Messrs. Carlucci, Kamal and McDonough. 20% of these stock options vest and become exercisable on each of the first five anniversaries of the date of grant, subject to the named executive officer's continued employment with us. Outstanding and unvested stock options will become fully vested upon a change in control that occurs while the named executive officer is employed by us.

              In addition, in connection with the same March 2013 dividend to shareholders, the exercise price of outstanding performance-vesting stock options granted in 2010 was reduced from $6.51 per share to $3.04 per share, and each of Messrs. Carlucci, Kamal and McDonough received a cash payment equal to $1,982,732, which represented a payment of a portion of the cash dividend equivalent amount that each named executive officer would have been entitled to receive in respect of these stock options had they been vested on the record date of the dividend. The remaining portion of the cash dividend equivalent amount of $562,862 in the aggregate for each of Messrs. Carlucci, Kamal and McDonough will be paid if and when these stock options become vested in accordance with their terms. We may require the executive to repay all or a portion of the cash payment in certain situations, including if these stock options ultimately do not vest or the payment was greater than the amount such named executive officer would have been entitled to receive in respect of these stock options. In connection with this offering, we intend to amend the terms of the outstanding option awards (including stock options held by our named executive officers) to waive the repayment obligations with respect to such cash payments.

              On May 7, 2014, we granted performance-based vesting stock options to our named executive officers. For a more detailed description of the terms these stock options, see "—Narrative Disclosure to Summary Compensation Table—Long Term Incentive Awards."

              In connection with this offering, we intend to amend the terms of the outstanding option awards to remove the repayment obligations on the cash dividend equivalent payments made to option holders (including our named executive officers) in connection with the March 2013 dividend to shareholders and to provide our option holders (including our named executive officers) with additional opportunities for certain of their performance-vesting stock options to vest. We intend that, following this offering, the performance-vesting stock options granted in 2010 that vest upon achievement of a 2.5 times MOIC and 20% IRR will also vest on the date the volume weighted average price ("VWAP") per share of our common stock for the prior 365 consecutive days is equal to or greater than $19.92; and the performance-vesting stock options that vest upon achievement of a 3.0 times MOIC and 25% IRR will also vest on the date the VWAP per share of our common stock for the prior 365 consecutive calendar days is equal to or greater than $30.42. If the option holder's employment is terminated without cause, due to the option holder's death or disability, or for good reason, as applicable, then all of the foregoing performance-vesting stock options will remain outstanding and eligible to vest for a period of twelve (12) months following the date of termination (the "Tail Period") and will fully vest if the applicable vesting criteria is satisfied during such Tail Period. In addition, we intend that, following this offering, the 2014 Plan Tranche C Options granted to certain of our employees (including our named executive officers) will also vest on the date the VWAP per share of our common stock is equal to or greater than $123.55 for the prior 60 consecutive trading days.

              In connection with the Pre-IPO Distributions, we expect to make equitable adjustments to all stock options, vested and unvested, that are outstanding on the record date of the Pre-IPO Distributions. The equitable adjustments to the outstanding stock options are expected to include a reduction to the exercise price, an increase in the number of shares subject to such stock options and/or certain cash dividend equivalent payments (which for unvested stock options would be payable if and when the underlying stock options become vested). The exercise prices of the outstanding stock options granted in 2010, 2013 and 2014 to our named executive officers are expected to be reduced from $      , $      and $      to $      , $       and $      , respectively, the number of shares subject to the stock options granted in 2010 held by our named executive officers are expected to increase to      , (or for Mr. Carlucci,      ) with the number of shares subject to the stock options granted in 2013 and 2014 held by our named executive officers expected to remain the same, and Messrs. Carlucci, Kamal and McDonough are expected to receive cash dividend equivalent payments in the aggregate amounts of

$            , $            and $            , respectively (which for unvested stock options will be payable if and when the underlying stock options become vested).

Retirement Plan

              We maintain a qualified contributory retirement plan established under Section 401(k) of the Internal Revenue Code of 1986, as amended, in which our employees, including our named executive officers, are eligible to participate. At this time, we do not match any employee contributions to the 401(k) plan.

Termination and Change in Control Provisions

              As discussed above, we maintain employment agreements with each of our named executive officers, that provide for certain payments and benefits upon their termination of employment for various reasons.

              Payments Made Upon Termination Without Cause or Good Reason.    If a named executive officer's employment was terminated by us without cause or by the named executive officer for good reason, the named executive officer would be entitled to receive:

  •
  continuation of his base salary, at the then-current level, for a period of 24 months, payable in installments in accordance with our normal payroll practices;

  •
  continuation of employee group health, life and disability plans until the earlier of (A) 24 months following the date of termination; or (B) the date the executive is or becomes eligible for comparable coverage under health, life and disability plans of another employer; and

  •
  a pro rata portion of his bonus for the then-current fiscal year based upon actual performance, payable at the time at which bonuses are normally paid.

              The term "cause" generally means the named executive officer's (1) conviction of, or plea of guilty to, a crime if, as a result of his continued association with us, such crime is injurious to our business or reputation, (2) breach of duty of loyalty that is detrimental to us and involves his personal profit, (3) willful failure to perform his duties or to follow lawful directives of our board of directors or (4) gross negligence or willful misconduct in the performance of his duties.

              The term "good reason" generally means any substantial diminution of or substantial detrimental change in the executive's responsibilities, salary or benefits, or re-location of the named executive officer's principal office from the metropolitan Boston area.

              Payments Made Upon Death or Termination of Employment by Reason of Disability.    If a named executive officer's employment is terminated by reason of his death or disability, he or his estate, as the case may be, would be entitled to receive:

  •
  continuation of his base salary, at the then-current level, for a period of 12 months, payable in installments in accordance with our normal payroll practices;

  •
  continuation of employee group health, life and disability plans until the earlier of (A) 12 months following the date of termination; or (D) the date the executive is or becomes eligible for comparable coverage under health, life and disability plans of another employer; and

  •
  a pro rata portion of his bonus for the then-current fiscal year based upon actual performance, payable at the time at which bonuses are normally paid.

              In addition, regardless of the manner in which his employment terminates, each named executive officer is entitled to receive amounts earned and accrued during his term of employment,

including accrued but unpaid base salary through the date of termination, unreimbursed employment-related expenses owed to the executive officer under our policies and accrued and vested benefits under our employee benefit plans. These payments and benefits do not differ from those provided to our other employees in connection with a termination of employment.

              Change in Control.    In the event of a change in control of our company (as defined in the applicable award agreements and equity plan), all outstanding stock options subject solely to time-based vesting conditions (including those held by our named executive officers), to the extent not then vested, will immediately fully vest on the date of a change in control.

              Restrictive Covenants.    Each of the employment agreements for our named executive officers provides for certain restrictive covenants which apply during the named executive officer's employment with us and through the third anniversary of the date of his termination of employment, except that solely in the case of a change in control, the restrictive period will end on the later of (i) the third anniversary of the change in control and (ii) the first anniversary of the date of termination of employment. In addition, solely in the case of a change in control, we have the right to extend such restrictive period until the later of (a) the fifth anniversary of the change in control and (b) the first anniversary of the date of termination if we make a timely election and pay the executive an amount equal to 300% of his then current base salary in a lump sum.

              During the restrictive period, each of our named executive officers is prohibited from (1) soliciting any employee or contracting physician to terminate his or her relationship with us, (2) hiring any person who was employed by us at any time during the executive's employment with us, (3) competing, directly or indirectly with us as an owner of any business (x) engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities within 10 miles of any of our facilities, (y) engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities where the executive is involved in a program to establish joint ventures with nephrologists in the United States of America, and (z) in the case of a termination of employment that occurs on or before the third anniversary of the date of the applicable employment agreement or which occurs after a change in control, engaged in the kidney dialysis business and/or the operation of kidney dialysis facilities in the United States of America, and (4) representing any other entity or business in conducting substantial negotiations with any nephrologists with whom the executive had conducted substantial negotiations on behalf of us during the one year period immediately prior to the termination of the executive's employment with us.

              Each of our named executive officers is also subject to a confidentiality covenant prohibiting the named executive officer from disclosing our confidential information for an indefinite period and agrees that all inventions, patents, discoveries, and work product created by the named executive officer while employed by us belongs to us.

Equity Incentive Plans

2010 Stock Incentive Plan

              We adopted our 2010 Stock Incentive Plan in connection with our acquisition by Centerbridge. The 2010 Stock Incentive Plan was designed to promote our interests by providing eligible persons with the opportunity to receive an equity interest and/or equity-based awards as an incentive for them to remain in our service. The 2010 Stock Incentive Plan has a ten-year term and no awards may be granted under the plan after the tenth anniversary of the effective date of the plan. As of December 31, 2015, the total number of shares reserved for issuance under the 2010 Stock Incentive Plan is 2,435,375 shares of our company, and the total number of shares for issuance remaining are 15,444. The 2010 Stock Incentive Plan is administered by our compensation committee. We may grant stock options, stock appreciation rights and other stock-based awards under the 2010 Stock Incentive Plan. Stock options granted under the 2010 Stock Incentive Plan must be awarded with a strike price that is not less than the fair market value per share of our common stock on the date of the grant. In the event of any change in our outstanding shares, by reason of share dividend or split, reorganization, recapitalization, merger, spin-off, exchange of share or other similar corporate transaction, our compensation committee shall make such substitution or adjustment, if any, to the number or kind of shares reserved for issuance under the 2010 Stock Incentive Plan, the exercise price of any outstanding stock options and any other affected terms of any outstanding awards. In the event of a change in control, our compensation committee may, but is not obligated to, accelerate the vesting of any award, cancel any award for fair value, provide for the issuance, assumption or replacement of substitute awards or provide a period for the exercise of any awards prior to the change in control and cancel such awards upon the occurrence of the change in control. Our board of directors may amend, alter or discontinue the 2010 Stock Incentive Plan, but no such amendment, alteration or discontinuation (i) that would increase the share reserve under the plan may be made without shareholder approval and (ii) that would materially diminish any rights of an award holder may be made without the consent of the award holder. Following the completion of this offering, we do not expect to grant any additional awards under the 2010 Stock Incentive Plan.

2016 Omnibus Incentive Plan

              In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the American Renal Associates Holdings, Inc. 2016 Omnibus Incentive Plan (the "2016 Omnibus Incentive Plan") prior to the completion of the offering.

              Purpose.    The purpose of our 2016 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants, and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our success and aligning their interests with those of our stockholders.

              Administration.    Our 2016 Omnibus Incentive Plan will be administered by our compensation committee or such other committee of our board of directors to which it has delegated power, or if no such committee or subcommittee thereof exists, our board of directors (as applicable, the "2016 Plan Committee"). The 2016 Plan Committee has the sole and plenary authority to establish the terms and conditions of any award, consistent with the provisions of our 2016 Omnibus Incentive Plan. The 2016 Plan Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our 2016 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, our 2016 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the 2016 Plan Committee deems appropriate for the proper administration of our 2016 Omnibus Incentive Plan; and to make any other determination and take any other action that the 2016 Plan Committee deems necessary or desirable for the administration of our 2016 Omnibus Incentive Plan. Except to the extent prohibited by applicable law, the express terms of the 2016 Omnibus Incentive Plan or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the 2016 Plan Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2016 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the 2016 Plan Committee at any time. Unless otherwise expressly provided in our 2016 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2016 Omnibus Incentive Plan or any award or any award agreement are within the sole discretion of the 2016 Plan Committee, may be made at any time and are final, conclusive, and binding upon all persons, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

              Shares Subject to our 2016 Omnibus Incentive Plan.    Our 2016 Omnibus Incentive Plan will provide that the total number of shares of common stock that may be issued under our 2016 Omnibus Incentive Plan is      . Of this amount, the maximum number of shares for which incentive stock options may be granted is      ; the maximum number of shares for which stock options or stock appreciation rights may be granted to any individual participant during any single fiscal year is      ; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is      (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, will not exceed $      in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $      . Except for substitute awards (as described below), in the event any award expires or is canceled, forfeited, terminated, settled in cash or otherwise settled without the delivery of the full number of shares subject to such award, including as a result of net settlement of the award, the undelivered shares may be granted again under our 2016 Omnibus Incentive Plan, unless the shares are withheld or surrendered after the termination of our 2016 Omnibus Incentive Plan, or if at the time the applicable shares are withheld or surrendered, it would constitute a material revision of our 2016 Omnibus Incentive Plan subject to stockholder approval under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the 2016 Plan Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as "substitute awards"), and such substitute awards will not be counted against the total number of shares that may be issued under our 2016 Omnibus Incentive Plan, except that substitute awards intended to qualify as "incentive stock options" will count against the limit on incentive stock options described above. No award may be granted under our 2016 Omnibus Incentive Plan after the tenth anniversary of the effective date of the plan, but awards theretofore granted may extend beyond that date.

              Options.    The 2016 Plan Committee may grant non-qualified stock options and incentive stock options, under our 2016 Omnibus Incentive Plan, with terms and conditions determined by the 2016 Plan Committee that are not inconsistent with our 2016 Omnibus Incentive Plan; provided, that all stock options granted under our 2016 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of stock options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the stock options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2016 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by our insider trading policy (or "blackout period" imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law: (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares of our common stock having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the 2016 Plan Committee; or (iii) by such other method as the 2016 Plan Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the exercise price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) through a "net exercise" procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

              Stock Appreciation Rights.    The 2016 Plan Committee may grant stock appreciation rights, with terms and conditions determined by the 2016 Plan Committee that are not inconsistent with our 2016 Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares, or a combination of cash and shares, as determined by the 2016 Plan Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the 2016 Plan Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

              Restricted Shares and Restricted Stock Units.    The 2016 Plan Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the 2016 Plan Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2016 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than, or in addition to, the passage of time, any dividends payable on such restricted shares of common stock will be retained and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the 2016 Plan Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the 2016 Plan Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the 2016 Plan Committee), which will be payable at the same time as the underlying restricted stock units are settled following the date on which the restricted period lapses with respect to such restricted stock units.

              Other Equity-Based Awards and Other Cash-Based Awards.    The 2016 Plan Committee may grant other equity-based and other cash-based awards under our 2016 Omnibus Incentive Plan alone or in tandem with other awards, with terms and conditions determined by the 2016 Plan Committee that are not inconsistent with our 2016 Omnibus Incentive Plan.

              Performance Compensation Awards.    The 2016 Plan Committee may also designate any award as a "performance compensation award" intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The 2016 Plan Committee also has the authority to make an award of a cash bonus to any participant and to designate such award as a performance compensation award under our 2016 Omnibus Incentive Plan. The 2016 Plan Committee has the sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions, or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following: (i) net earnings, net income (before or after taxes) or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other "value creation" metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt, leverage, year-end cash position, or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure our performance as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination thereof as the 2016 Plan Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies or a published or special index that the 2016 Plan Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the 2016 Plan Committee at the time a performance compensation award is granted, the 2016 Plan Committee will, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code) or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as "performance-based compensation" under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and to appropriately reflect the following events: (1) asset write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) acquisitions or divestitures; (6) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (7) foreign exchange gains and losses; (8) discontinued operations and nonrecurring charges; and (9) a change in our fiscal year.

              Following the completion of a performance period, the 2016 Plan Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant's performance compensation award for a performance period if such performance compensation award is an other cash-based award, the 2016 Plan Committee has the discretion to reduce or eliminate the amount of such performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the 2016 Plan Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the 2016 Omnibus Incentive Plan.

              Effect of Certain Events on 2016 Omnibus Incentive Plan and Awards.    In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in our 2016 Omnibus Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events affecting us or any affiliate, including changes in applicable rules, rulings, regulations or other requirements that the 2016 Plan Committee in its sole discretion determines could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants, then the 2016 Plan Committee must make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under our 2016 Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (B) the number of our shares of common stock or other securities which may be issued in respect of awards or with respect to which awards may be granted under our 2016 Omnibus Incentive Plan; and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock or other securities subject to outstanding awards or to which outstanding awards relate (with any increase requiring the approval of our board of directors), (2) the exercise price or strike price with respect to any award, or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the 2016 Plan Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders in such event), including, without limitation, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof or, in the case of restricted stock, restricted stock units or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such awards prior to cancellation, or the underlying shares in respect thereof. For the avoidance of doubt, the 2016 Plan Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

              Nontransferability of Awards.    An award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the 2016 Plan Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant's family members, any trust established solely for the benefit of a participant or such participant's family members, any partnership or limited liability company of which a participant or such participant and such participant's family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as "charitable contributions" for tax purposes.

              Amendment and Termination.    Our board of directors may amend, alter, suspend, discontinue, or terminate our 2016 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation, or termination may be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to our 2016 Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities that may be issued under our 2016 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our 2016 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not, to that extent, be effective without such individual's consent.

              The 2016 Plan Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination would materially and adversely affect the rights of any participant with respect to such award; provided, that without stockholder approval, except as otherwise permitted in our 2016 Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (ii) the 2016 Plan Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the intrinsic value (if any) of the cancelled option or stock appreciation right, and (iii) the 2016 Plan Committee may not take any other action that is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or interdealer quotation system on which our securities are listed or quoted.

              Dividends and Dividend Equivalents.    The 2016 Plan Committee, in its sole discretion, may provide as part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the 2016 Plan Committee in its sole discretion; provided, that no dividends or dividend equivalents will be payable in respect of outstanding (i) stock options or stock appreciation rights or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become payable or distributable).

              Clawback/Repayment.    The 2016 Plan Committee may, in its sole discretion, cancel any award (or require repayment of any proceeds thereof) if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation, or non-disclosure covenant or agreement or incurs a termination of employment for cause as determined by the 2016 Plan Committee in its sole discretion. In addition, if the participant receives any amount in excess of the amount the participant should have otherwise received for any reason (including, without limitation, by reason of a financial restatement, mistake in calculation or other administrative error), such participant will forfeit any gain realized on the vesting or exercise of such award, and must repay the gain to our company. Without limiting the foregoing, all awards will be subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with any clawback policy of our company and applicable law.

Director Compensation

              The following table sets forth compensation received by our nonemployee directors for their services as directors for 2015.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Michael E. Boxer	59,879	97,225	—	157,104
Thomas W. Erickson	65,000	97,225	—	162,225
John M. Jureller	22,191	97,225	—	119,416

(1)
Amounts reflect the aggregate grant date fair value of stock options granted during fiscal 2015 computed in accordance with FASB ASC Topic 718. The assumptions applied in determining the fair value of these stock options are discussed in "Note P—Stock-Based Compensation" in our audited consolidated financial statements included elsewhere in this prospectus.

As of December 31, 2015, each of our non-employee directors held 5,000 stock options, as described under "Narrative Disclosure to Director Compensation Table" below.

Narrative Disclosure to Director Compensation Table

              Our chief executive officer, Mr. Carlucci, who serves as the chairman of our board of directors, receives an annual cash fee and non-equity incentive plan payment for his service as chairman, as disclosed in the Summary Compensation Table above, paid during our normal payroll cycles. Messrs. Boxer and Erickson each receive an annual cash fee of $50,000 for their service as directors paid semi-annually. Additionally, our audit committee chairperson receives $15,000, paid in two installments semi-annually and our compensation committee chairperson receives $15,000, paid in two installments semi-annually. Mr. Boxer served as our audit committee chairperson through August 28, 2015, when Mr. Jureller was appointed as audit committee chairperson, and each received a pro-rated amount. Mr. Erickson served as our compensation committee chairperson during 2015. We may also reimburse our directors for any reasonable expenses incurred by them in connection with services provided in such capacity. On August 28, 2015, each of Messrs. Boxer, Erickson and Jureller was granted 5,000 stock options under our American Renal Associates Holdings, Inc. 2011 Stock Option Plan for Nonemployee Directors. These stock options have a per share exercise price of $64.94 and are subject to time-based vesting in equal annual installments on each of the first three anniversaries of the date of grant, except that in the event that a change in control of our company occurs during their service on our board of directors, the stock options (to the extent not previously forfeited) will immediate vest upon such change in control. Other than the foregoing, we do not currently pay any other directors, whether employed by us or affiliated with Centerbridge, any compensation for their services as directors.

              In connection with the Pre-IPO Distributions, we expect to equitably adjust the outstanding stock options (including the stock options granted to Messrs. Boxer, Erickson and Jureller) to reflect the impact of such Pre-IPO Distributions on the value of our common stock as required by our equity incentive plans. The equitable adjustments to the outstanding stock options are expected to include a reduction to the exercise price, an increase in the number of shares subject to such stock options and/or certain cash dividend equivalent payments (which for unvested stock options would be payable if and when the underlying stock options become vested). The exercise price of the outstanding stock options held by each of Messrs. Boxer, Erickson and Jureller is expected to be reduced from $          to $          and each of Messrs. Boxer, Erickson and Jureller are expected to receive a cash dividend equivalent payment in the aggregate amount of approximately $          , which will be payable if and when the unvested stock options held by them become vested.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transaction Fee and Advisory Services Agreement

              Pursuant to our transaction fee and advisory services agreement with Centerbridge Advisors, LLC, Centerbridge (including through its affiliates) agreed to provide certain advisory and consulting services related to our affairs and the affairs of our subsidiaries, including, without limitation:

  •
  advice regarding the structure, terms, conditions and other provisions, distribution and timing of debt and equity offerings and advice regarding relationships with us and our subsidiaries' lenders and bankers;

  •
  advice regarding our strategy;

  •
  advice regarding dispositions and/or acquisitions; and

  •
  such other advice directly related or ancillary to the above advisory services as may be reasonably requested by us.

              In consideration for these services, we have paid Centerbridge Advisors, LLC a per annum advisory services fee (payable quarterly) for each fiscal year equal to the greater of (i) an amount equal to the greater of (x) $550,000 or (y) the advisory services fee of the previous fiscal year, and (ii) an amount equal to 1.25% of our EBITDA (as set forth in the agreement), minus costs related to the retention by us of Centerbridge personnel, if applicable. In addition, Centerbridge Advisors, LLC is entitled to receive an additional fee equal to 1.0% of the aggregate enterprise value or consideration or proceeds, as applicable, of any future fundamental or significant transactions, such as a sale of, or acquisition by, ARA or its subsidiaries and is also entitled to receive a fee equal to 1.0% of the value of the securities for any financing or recapitalization, in each case, in which Centerbridge is involved.

              We have agreed to indemnify Centerbridge and its affiliates, partners, members, stockholders, directors, officers, employees, agents and representatives from and against all liabilities relating to the services contemplated by the transaction fee and advisory services agreement.

              In connection with this offering, we and Centerbridge will enter into an amendment to the transaction fee and advisory services agreement to terminate the agreement (other than the expense reimbursement and indemnification provisions) upon the consummation of this offering. Accordingly, we will cease to have any obligation to pay any management fees thereunder, other than accrued amounts as of the date of termination. No fee acceleration or lump sum payment will occur upon such termination, and no additional fees will be paid in connection with such termination or for any quarter thereafter.

              For the years ended December 31, 2015, 2014 and 2013, we paid Centerbridge management fees of $1.8 million, $1.6 million and $1.1 million, respectively.

Stockholders Agreement

              We are currently a party to an amended and restated stockholders agreement with Centerbridge, our executive officers, certain other employee stockholders, our physician partner stockholders and certain other stockholders. In addition, our option holders who exercise their stock options are required to become a party to the stockholders agreement as a condition to receipt of shares, pursuant to the terms of their option agreements.

              Our existing amended and restated stockholders agreement provides that Centerbridge has the right to designate five director nominees. Messrs. Silver, Hendricks, Boxer and Erickson were nominated by Centerbridge to our board of directors pursuant to this right. In addition, our existing amended and restated stockholders agreement provides that each of our founders, including

Messrs. Carlucci and Kamal, has the right to be a director of our company (or designate a substitute director under certain circumstances) subject to the maintenance of certain ownership requirements in our company. See "Management."

              Our existing amended and restated stockholders agreement also restricts stockholders that are party thereto from transferring shares of our common stock prior to the earlier of (i) 180 days after a qualified public offering or (ii) a change of control, subject to certain exceptions. Centerbridge has the right to waive these restrictions and approve transfers.

              In connection with this offering, we intend to further amend our amended and restated stockholders agreement. The amendment will remove certain provisions, such as those relating to tag-along and drag-along rights, as well as certain repurchase rights, that will no longer apply upon the completion of this offering. Our amended and restated stockholders agreement, as further amended, will provide that until we cease to be a controlled company, Centerbridge will have the right to designate a majority of our directors. After we cease to be a controlled company, Centerbridge will continue to have the right to designate nominees to our board of directors, subject to the maintenance of certain ownership requirements in our company. The amendment will grant Centerbridge the right to nominate to our board of directors a number of designees equal to: the lowest whole number that is 40% or greater of the total number of directors, so long as Centerbridge beneficially owns at least 40% (but 50% or less) of the shares of our common stock entitled to vote generally in the election of our directors; (ii) the lowest whole number that is 30% or greater of the total number of directors, so long as Centerbridge beneficially owns at least 30% (but less than 40%) of the shares of our common stock entitled to vote generally in the election of our directors; (iii) the lowest whole number that is 20% or greater of the total number of directors, so long as Centerbridge beneficially owns at least 20% (but less than 30%) of the shares of our common stock entitled to vote generally in the election of our directors; and (iv) one director, so long as Centerbridge beneficially owns at least 15% (but less than 20%) of the shares of our common stock entitled to vote generally in the election of our directors. The amendment will also provide that Messrs. Carlucci and Kamal will each be nominated to be a director of our company and that Centerbridge will vote for Messrs. Carlucci and Kamal to each be a director of our company: (x) with respect to Mr. Carlucci, for so long as he is our chief executive officer, and with respect to Mr. Kamal, for so long as he is our president; or, in each case, (y) unless he is terminated for cause or resigns without good reason, for so long as he beneficially owns (together with his family or any trust or similar vehicle established for the benefit of his family) more than 40% of the shares of our common stock owned by him as of the date of the completion of this offering.

Registration Rights Agreement

              We are currently a party to an amended and restated registration rights agreement with Centerbridge, our executive officers and certain other stockholders. In connection with this offering, we intend to further amend our amended and restated registration rights agreement. Centerbridge will continue to be entitled to certain "demand" registration rights with respect to non-shelf registered offerings, shelf registration and shelf "takedown" offerings under the Securities Act of their shares of our common stock. Centerbridge and the other stockholders, including our executive officers and employee stockholders, that are a party to our amended and restated registration rights agreement, as amended, will be entitled to certain "piggyback" registration rights with respect to the registration of the sale of their shares of common stock under the Securities Act. Our amended and restated registration rights agreement, as amended, also provides that we will pay certain expenses relating to such registrations and indemnify such holders who have registration rights against certain liabilities that may arise under the Securities Act.

Employment Arrangements with Immediate Family Members of our Executive Officers and Directors

              Mr. John J. McDonough is our executive vice president and chief operating officer. His wife, Ms. Jennifer E. Cordeiro, has been employed by ARA since 2002 and currently serves as Vice President of Managed Care Contracting. For the years ended December 31, 2015, 2014 and 2013, her compensation, including salary, bonuses, equity awards and other benefits, totaled approximately $400,345, $514,329 and $1,520,182 (including a dividend equivalent payment), respectively.

              Mr. Nicholas J. Carlucci is the son of our chief executive officer and serves as a Manager of Accounts Receivable at our company. For the year ended December 31, 2015, his compensation, including salary, bonuses, equity awards and other benefits, totaled approximately $120,000.

Loans to Our Chief Executive Officer

              On June 16, 2014, we extended a line of credit in the principal amount of $2.0 million to Joseph A. Carlucci, our chief executive officer, pursuant to a revolving credit promissory note, which was secured primarily by pledged shares of our common stock beneficially owned by Mr. Carlucci and his family. On August 28, 2015, we forgave $2.1 million of indebtedness and accrued interest thereunder, canceled the promissory note and released all collateral securing such note.

Income Tax Receivable Agreement

              Prior to the completion of this offering, we intend to enter into an income tax receivable agreement, or TRA, for the benefit of our pre-IPO stockholders, including Centerbridge and our executive officers, that will provide for the payment by us to our pre-IPO stockholders on a pro rata basis of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change of control, as discussed below) as a result of any Option Deductions.

              For purposes of the TRA, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the tax benefits subject to the TRA. The term of the TRA will commence upon consummation of this offering and will continue until all Relevant Stock Options have either been exercised or lapsed and all Option Deductions have been utilized or, if earlier, two years after all Relevant Stock Options have either been exercised or lapsed.

              Our pre-IPO stockholders will not reimburse us for any payments previously made if the tax benefits giving rise to any payments under the TRA are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the TRA that are greater than our actual cash tax savings.

              While the actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future, whether and when any Relevant Stock Options are exercised and the value of our common stock at the time of such exercise, we expect that during the term of the TRA the payments that we make will be material.

              The following table sets forth our assumptions with respect to the exercise of the Relevant Stock Options and our potential TRA payments, assuming that:

  •
  the value of our common stock is initially equal to the midpoint of the price range set forth on the cover page of this prospectus and increases over time, which results in a weighted average value per share ("WAVPS") of our common stock of (i) $      , (ii) $      or (iii)  $      over the period during which the Relevant Stock Options are assumed to be exercised, and

    the Relevant Stock Options are exercised at a weighted average exercise price per share of $      , $      or $      , respectively;

  •
  all dividend equivalent payments relating to Relevant Stock Options are paid to the extent such options are vested or vest during the term of the TRA;

  •
  we generate taxable income (without giving effect to any Option Deductions) at least equal to the Option Deductions taken in the applicable year, and our taxable income is subject to tax at a combined $      % rate each year;

  •
  the TRA is not terminated, or terminated with respect to certain Relevant Stock Options, following a change of control or as a result of an action by us or otherwise; and

  •
  payments under the TRA become due and are timely paid on the date our corporate tax return is due without extension.

	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
$ WAVPS
Number of Options Exercised (in thousands)
TRA Payments (in millions)	$	$	$	$	$	$	$	$	$	$
$ WAVPS
Number of Options Exercised (in thousands)
TRA Payments (in millions)	$	$	$	$	$	$			$	$
$ WAVPS
Number of Options Exercised (in thousands)
TRA Payments (in millions)	$	$	$	$	$	$	$	$	$	$

              The actual amounts we pay under the TRA will depend on future events, including the value of our common stock, the timing and amounts of options exercised each year and the amount of taxable income that we generate each year. As actual events are likely to differ from our assumptions above, we may be required to pay materially more or less under the TRA than indicated by the amounts above.

              In addition, the TRA will provide that upon certain mergers, consolidations, acquisitions, asset sales, other changes of control (including changes of continuing directors) or our complete liquidation, the TRA will be terminable with respect to certain Relevant Stock Options at the election of Centerbridge (or its assignee). If Centerbridge (or its assignee) elects to terminate the TRA with respect to such Relevant Stock Options, we will be required to make a payment equal to the present value of future payments under the TRA with respect to such Relevant Stock Options, which payment would be based on certain assumptions, including those relating to our future taxable income. If Centerbridge (or its assignee) does not elect to terminate the TRA with respect to such Relevant Stock Options upon a change of control, subsequent payments under the TRA will be calculated assuming that we have sufficient taxable income to utilize any available Option Deductions, in which case we may be required to make payments under the TRA that exceed our actual cash savings as a result of the Option Deductions in the taxable year.

              The TRA provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due, failure to honor any other material obligation under it or otherwise, then all our payment and other obligations under the TRA could be accelerated and become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the TRA.

              Additionally, we generally have the right to terminate the TRA upon certain changes of control or following June 30, 2018 (whether or not any change of control has occurred). If we terminate the TRA, our payment and other obligations under the TRA will be accelerated and will become due and payable, also applying assumptions similar to those described above, except that if we terminate the TRA at a time during which any Relevant Stock Options remain outstanding, the value of the common stock that would be delivered as a result of the exercise of such Relevant Stock Options will be assumed to be the value of our common stock at such time plus a premium on such value, determined as of the date the TRA is terminated (the "Applicable Premium"). The Applicable Premium is 40% if we terminate the TRA on or before the second anniversary of the date we enter into the TRA, 30% if we terminate the TRA after the second anniversary but on or before the third anniversary of such date, 20% if we terminate the TRA after the third anniversary but on or before the fourth anniversary of such date, 10% if we terminate the TRA after the fourth anniversary but on or before the fifth anniversary of such date and 0% if we terminate the TRA after the fifth anniversary of such date. Any such termination payments could be substantial and could exceed our actual cash tax savings under the TRA.

              Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the TRA, such payments will generally accrue interest at a rate equal to LIBOR plus 500 basis points from the due date until paid; however, if we are unable to make payments under the TRA because we do not have sufficient cash to make such payments as a result of limitations imposed by existing credit agreements to which we or any of our subsidiaries is a party, such payments will accrue interest at a rate equal to LIBOR plus 100 basis points from the due date until paid.

              In connection with entering into the TRA, we intend to equitably adjust outstanding stock options by reducing exercise prices and, if necessary, increasing the number of shares subject to such stock options. In connection with entering into the TRA, equitable adjustments are required by the terms of our equity incentive plans established after the Acquisition and, with respect to our other equity incentive plans established prior to the Acquisition, are being made at the discretion of our board of directors.

Contribution Agreement, NewCo Distribution and Loan Servicing Agreement

              We partly finance the de novo clinic development costs of some of our joint venture subsidiaries by providing intercompany term loans and revolving loans through our wholly owned operating subsidiary American Renal Associates LLC ("ARA OpCo"). Prior to the completion of this offering, we intend to transfer substantially all of the intercompany term loans ("assigned clinic loans") provided to our joint venture subsidiaries by ARA OpCo to a newly formed entity ("NewCo"), which will initially be wholly owned by us prior to the NewCo Distribution. A newly formed Centerbridge entity, which will not hold any economic interest in NewCo, will be the manager of NewCo. ARA OpCo will enter into a contribution, assignment and assumption agreement with NewCo, which will provide for (i) the contribution, assignment, transfer, conveyance and delivery to NewCo of all of ARA OpCo's right, title and interest in the assigned clinic loans as well as under the loan and security documents and other agreements related to the assigned clinic loans and (ii) the establishment of certain pari passu intercreditor rights and arrangements between ARA OpCo and NewCo. The contribution, assignment and assumption agreement will also contain certain representations, warranties and indemnities from each party.

              Following such contribution, assignment and assumption of the assigned clinic loans, the membership interests in NewCo will then be distributed to our pre-IPO stockholders pro rata in accordance with their ownership in our company, after which we will not own any interest in NewCo. The following table sets forth the percentage membership interests in NewCo and the approximate dollar values thereof of Centerbridge and those of our executive officers and directors who will own interests in NewCo, reflecting the NewCo Distribution being made based on each such related person's ownership of shares of our common stock as of December 31, 2015 and $28.1 million aggregate principal amount of assigned clinic loans outstanding as of December 31, 2015. See "Principal and Selling Stockholders."

(dollars in thousands) Related Person	NewCo Interests (%)	Value
Centerbridge	79.3%	$22,283.4
Joseph A. Carlucci	2.9%	827.6
Syed T. Kamal	2.9%	827.6
John J. McDonough	1.3%	366.9
Jonathan L. Wilcox	*	4.1
Michael R. Costa	*	17.2
Michael E. Boxer	*	64.6
Thomas W. Erickson	*	23.2

*
Less than one percent.

We refer to the distribution of the membership interests in NewCo as the "NewCo Distribution." The aggregate principal amount of the assigned clinic loans was $28.1 million as of December 31, 2015. As of December 31, 2015, such assigned clinic loans had maturities ranging from November 2016 to September 2020, with a weighted average maturity of approximately 3.4 years (May 2019), and interest rates ranging from 3.46% to 8.08%, with a weighted average interest rate of 5.12%. Fixed principal and interest payments with respect to such assigned clinic loans are payable monthly. Each assigned clinic loan is and will continue to be guaranteed by us and the applicable joint venture partner or partners in proportion to our respective ownership interests in the applicable joint venture. We guaranteed approximately $14.9 million of the assigned clinic loans outstanding as of December 31, 2015.

              Following the NewCo Distribution, NewCo as the new holder of the assigned clinic loans will be entitled to receive all interest and principal paid on the assigned clinic loans pursuant to the terms of a loan servicing agreement to be entered into between ARA OpCo and NewCo (the "Loan Servicing Agreement"). ARA OpCo will continue to administer and manage the assigned clinic loans as servicer pursuant to the Loan Servicing Agreement. ARA OpCo will be paid a quarterly fee for its services based on its reasonable costs and expenses, plus a specified percentage of such costs and expenses, which may be adjusted annually based on negotiations between ARA OpCo and NewCo. The Loan Servicing Agreement will provide that, at such time when the principal amount of assigned clinic loans outstanding is less than 10% of the amount outstanding as of the date of the agreement, NewCo will have the right to require ARA OpCo to repurchase all of the outstanding assigned clinic loans and, additionally, ARA OpCo will have the right to require NewCo to sell all of the outstanding assigned clinic loans to ARA OpCo, at a purchase price equal to the aggregate principal amount of the assigned clinic loans outstanding. As manager of NewCo, Centerbridge may also be entitled to reimbursement for reasonable expenses incurred in the course of its duties pursuant to the amended and restated limited liability company agreement of NewCo that will be entered into following the NewCo Distribution, but will not be entitled to any additional compensation for acting as managing member.

              In connection with the NewCo Distribution, we intend to equitably adjust outstanding stock options by reducing exercise prices and, if necessary, making cash dividend equivalent payments (which for unvested stock options would be payable if and when the underlying stock options become vested). In connection with the NewCo Distribution, equitable adjustments are required by the terms of our equity incentive plans established after the Acquisition and, with respect to our other equity incentive plans established prior to the Acquisition, are being made at the discretion of our board of directors.

Statement of Policy Regarding Transactions with Related Persons

              Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Physician Stock Offerings

              Between January 2012 and August 2015, we offered certain of our new and existing physician partners, on five separate occasions, the opportunity to invest in a predetermined number of shares of our common stock at a price equal to the fair market value of the stock at the time of the offering based on independent third-party valuations. Our physician partners are not related parties within the meaning of Item 404(a)(1) of Regulation S-K. In the five offerings, we issued and sold a total of 356,479 shares of our common stock to certain physician partners, as well as to certain of our consultants and employees, for aggregate cash consideration of $10.9 million. We do not expect to continue to offer shares of our common stock in private offerings to our physician partners after we become a public company.

              Each of the physician partners that were offered shares in one or more of our stock offerings received an equal opportunity in such offering to purchase shares and had no obligation to purchase any shares of our common stock. The offerings were conducted on substantially the same terms. Our physician partner stockholders who participated in these offerings purchased shares of our common stock pursuant to a subscription agreement and, in addition, agreed to be subject to the terms and conditions of our amended and restated stockholders agreement. Certain significant terms of their participation in these offerings, such as provisions relating to repurchase rights, will terminate in connection with this offering. See "—Stockholders Agreement."

 PRINCIPAL AND SELLING STOCKHOLDERS

              The following table and accompanying footnotes set forth information regarding the beneficial ownership of shares of our common stock as of December 31, 2015 by (1) each person known by us to own beneficially more than 5% of our outstanding common stock, (2) each of our directors, director nominees and named executive officers, (3) all of our directors, director nominees and executive officers as a group and (4) each selling stockholder.

              Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a "beneficial owner" of any securities over which that person has sole or shared voting or investment power, plus any securities that the person has the right to acquire within 60 days, including through the exercise of stock options.

              Unless otherwise provided, the address of each person listed below is c/o American Renal Associates Holdings, Inc., 500 Cummings Center, Suite 6550, Beverly, Massachusetts 01915.

				Common Stock Beneficially Owned After this Offering
						Assuming the Underwriters' Option is Exercised in Full(2)
	Common Stock Beneficially Owned Prior to this Offering			Assuming the Underwriters' Option is Not Exercised
			Shares of Common Stock Offered
Name of Beneficial Owner	Number	%(1)		Number	%	Number	%
Principal Stockholder:
Centerbridge Capital Partners, L.P. and certain affiliated entities(3)**	7,692,505	79.3%
Directors and Named Executive Officers:
Joseph A. Carlucci(4)**	320,528	3.3%
Syed T. Kamal(5)	320,528	3.3%
John J. McDonough(6)**	168,417	1.7%
Jonathan L. Wilcox(7)	6,937	*
Michael R. Costa(8)	12,220	*
Steven M. Silver(3)	—	—
Jared S. Hendricks(3)	—	—
Thomas W. Erickson(9)	13,000	*
Michael E. Boxer(10)	26,095	*
John M. Jureller(11)	5,000	*
Directors and executive officers as a group (10 persons)	867,725	8.9%

*
Less than one percent.

**
Selling stockholder.

(1)
As of December 31, 2015, we had 9,700,476 shares of common stock outstanding.

(2)
will grant the underwriters an option to purchase up to            additional shares of common stock at the public offering price, less the underwriting discount, allocated as set forth in the table above. If this option is not exercised in full, the shares will be purchased on a pro rata basis based upon such allocation.

(3)
Comprised of 7,377,227 shares owned by Centerbridge Capital Partners, L.P., 228,689 shares owned by Centerbridge Capital Partners Strategic, L.P. and 86,589 shares owned by Centerbridge Capital Partners SBS, L.P. Centerbridge Associates, L.P. is the general partner of each of these entities. Centerbridge GP Investors, LLC is the general partner of Centerbridge

    Associates, L.P. Jeffrey H. Aronson and Mark T. Gallogly are the managing members of Centerbridge GP Investors, LLC. Messrs. Aronson and Gallogly are also the co-founders and managing principals of Centerbridge Partners, L.P., which is an affiliate of these entities but not a beneficial owner of shares of our common stock. The business address of each of the entities and persons identified in this note is 375 Park Avenue, New York, New York, 10152.

    Steven Silver, a Senior Managing Director of Centerbridge Partners, L.P., and Jared Hendricks, a Senior Managing Director of Centerbridge Partners, L.P., both owners of interests in Centerbridge Capital Partners, L.P., Centerbridge Capital Partners SBS, L.P., and Centerbridge Capital Partners Strategic, L.P., disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

(4)
Includes options to purchase 34,814 shares of common stock at an exercise price of $19.92 per share. Shares of common stock comprised of 171,429 shares under the U.S. Trust Company of Delaware, Trustee or its successor in trust under the Mary F. Carlucci Dynasty Trust dated October 21, 2012 and 114,285 shares under the U.S. Trust Company of Delaware, Trustee or its successor in trust under the Joseph A. Carlucci Dynasty Trust dated October 21, 2012.

(5)
Includes options to purchase 34,814 shares of common stock at an exercise price of $19.92 per share.

(6)
Includes options to purchase 34,814 shares of common stock at an exercise price of $19.92 per share. Also includes 12,028 shares owned and 6,960 stock options held at an exercise price of $19.92 by John J. McDonough's wife, Jennifer Cordeiro.

(7)
Includes options to purchase 5,508 shares of common stock at an exercise price of $19.92 per share.

(8)
Includes options to purchase 6,268 shares of common stock at an exercise price of $19.92 per share. Shares and stock options beneficially owned through The Costa Family Revocable Trust—2013.

(9)
Shares are beneficially owned through OTS Investments, Ltd., a family partnership in which Mr. Erickson and his wife are co-general partners (each having a 0.5% ownership interest in the partnership) and their three children's trusts are limited partners (each having a 33% ownership interest). Includes options to purchase 5,000 shares of common stock at an exercise price of $64.94 per share.

(10)
Shares are beneficially owned through Black Diamond Partners LLC, JJ Bark LLC and Tribeca Investments LLC, all of which Mr. Boxer shares ownership with family members, except for 8,000 shares beneficially owned through The Enterprise Group Ltd., of which Mr. Boxer is the sole owner. Includes options to purchase 5,000 shares of common stock at an exercise price of $64.94 per share.

(11)
Includes options to purchase 5,000 shares of common stock at an exercise price of $64.94 per share.

 DESCRIPTION OF INDEBTEDNESS

Credit Facilities

ARH First Lien Credit Agreement

              On February 20, 2013, American Renal Holdings Inc., our wholly owned subsidiary, entered into a first lien credit agreement among ARH, American Renal Holdings Intermediate Company, LLC, Bank of America, N.A., as administrative agent, swing line lender and letter of issuer, and the other lenders party thereto. The agreement currently provides for term B loans in an aggregate amount of $400.0 million and revolving credit commitments in an aggregate amount of $50.0 million.

              Concurrently with, and subject to completion of, this offering, we intend to amend our first lien credit agreement to, among other things, provide for additional borrowings of $       million of incremental first lien term loans, an interest rate margin increase of      , permit the repayment of our outstanding second lien term loans and permit the Pre-IPO Distributions. We also intend to increase the revolving credit commitments under our first lien credit facilities by $       million. We refer to this amendment as the "Credit Facility Amendment." Our first lien credit agreement, as amended by the Credit Facility Amendment, would provide for term loans in an aggregate amount of $       million (of which $378.2 million remained outstanding as of December 31, 2015 and $       million will be applied toward repayment of our second lien term loans) and revolving credit commitments in an aggregate amount of $       million.

              On March      , 2016, we agreed with Bank of America, N.A., as joint lead arranger, on the terms of the Credit Facility Amendment and received indications of interest from lenders for participation in $       million of incremental first lien term loans and $       million of incremental revolving credit commitments.

    Term B Loans

              The term B loans are guaranteed by ARH's direct parent, American Renal Holdings Intermediate Company, LLC and all existing and future wholly owned domestic subsidiaries. The term B loans are secured, subject to certain exceptions, by (i) all of ARH's capital stock and (ii) substantially all of the assets of ARH's wholly owned subsidiary guarantors, including our interests in our joint ventures. The term B loans bear interest at a rate equal to, at ARH's option, either (a) an alternate base rate equal to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.5% and (3) the Eurodollar rate applicable for a one-month interest period plus 1.0%, plus an applicable margin of 2.25%, or (b) LIBOR, adjusted for changes in Eurodollar reserves, plus a margin of 3.25% subject to a floor of 1.25%. As of December 31, 2015, the interest rate applicable to our term B loans was 4.50%. Principal payments of $1.0 million and interest are payable quarterly. ARH may repay the term B loans, in whole or in part, at its option, subject to certain notice periods, in a minimum principal amount of $500,000, plus accrued and unpaid interest. The term B loans are scheduled to mature in September 2019.

    Incremental Term Loans

              We expect that the incremental term loans will be secured and guaranteed on the same basis as the term B loans and have substantially the same terms as the term B loans. The incremental term loans will bear interest at a rate equal to, at ARH's option, either (a) an alternate base rate equal to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.5% and (3) the Eurodollar rate applicable for a one-month interest period plus 1.0%, plus an applicable margin of      %, or (b) LIBOR, adjusted for changes in Eurodollar reserves, plus a margin of      % subject to a floor of 1.25%. Principal payments of $1.0 million and interest will be payable quarterly. ARH will be able to repay the incremental term loans, in whole or in part, at its option, subject to certain notice periods, in a minimum principal amount of $500,000, plus accrued and unpaid interest. The incremental term loans will mature in September 2019.

    Prepayments

              Borrowings and commitments under the first lien credit agreement are subject to mandatory prepayments in an amount equal to (i) the net cash proceeds above certain thresholds received from (a) asset sales and (b) casualty events resulting in the receipt of insurance proceeds, subject to customary provisions for the reinvestment of such proceeds, (ii) the net cash proceeds from the incurrence of debt not otherwise permitted under the first lien credit agreement, and (iii) a percentage of consolidated excess cash flow retained in the business from the preceding fiscal year minus voluntary prepayments.

    Revolving Credit Facility

              The revolving credit facility of $50.0 million is available to ARH through its maturity date of March 22, 2018. After giving effect to the Credit Facility Amendment, the revolving credit facility will provide for $       million of borrowings available through March 2018. The revolving credit facility is secured and guaranteed on the same basis as the term B loans. ARH is required to pay a commitment fee of 0.5% per annum, payable quarterly, in respect of the unutilized revolving credit commitments.

              The revolving credit facility includes borrowing capacity for letters of credit and for borrowing on same-day notice, referred to as swing line loans, and available in U.S. dollars. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity. Principal amounts outstanding on the swing line loans are due and payable on the earlier of (a) the date ten business days after such loan is made or (b) the maturity date of the revolving credit facility. Currently, the revolving credit facility is undrawn.

              The revolving credit facility bears interest at a rate equal to, at ARH's option, either, (a) an alternate base equal to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.5% and (3) the Eurodollar rate applicable for a one-month interest period plus 1.0%, plus an applicable margin of 1.50% to 2.00% (determined based on a consolidated net leverage ratio), or (b) the Eurodollar base rate plus a margin of 2.50% to 3.00% (determined based on a consolidated net leverage ratio).

              ARH has agreed that, as long as there are any outstanding credit commitments under the revolving credit facility, it will not permit the consolidated net leverage ratio (as defined in the credit agreement) on the last day of any fiscal quarter to exceed the ratio set forth below opposite such period:

Period	Ratio
October 1, 2015 through September 30, 2016	7.00:1.00
October 1, 2016 through September 30, 2017	6.50:1.00
October 1, 2017 and thereafter	6.00:1.00

ARH Second Lien Credit Agreement

              On February 20, 2013, ARH entered into a second lien credit agreement among ARH, American Renal Holdings Intermediate Company, LLC, Bank of America, N.A., as administrative agent, and the other lenders party thereto. The agreement provides for term loans in an aggregate amount of $240.0 million.

              The second lien term loans are guaranteed by ARH's direct parent, American Renal Holdings Intermediate Company, LLC and all existing and future wholly owned domestic subsidiaries. The second lien term loans are secured, subject to certain exceptions, on a second priority basis by (i) all of

ARH's capital stock and (ii) substantially all of the assets of ARH's wholly owned subsidiary guarantors, including our interests in our joint ventures.

              The second lien term loans bear interest at a rate equal to, at ARH's option, either: (a) an alternate base rate equal to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.5% and (3) the Eurodollar rate applicable for a one-month interest period plus 1.00%, plus an applicable margin of 6.25%; or (b) LIBOR, adjusted for changes in Eurodollar reserves, plus a margin of 7.25% subject to a floor of 1.25%. As of December 31, 2015, the interest rate applicable to our second lien term loans was 8.50%. Principal is payable on the maturity date and interest is generally payable quarterly. The second lien term loans are scheduled to mature in March 2020.

              As of December 31, 2015, we had $238.6 million of second lien term loans outstanding. In connection with the Refinancing, we intend to repay in full all outstanding amounts under the second lien credit agreement, together with all applicable interest, fees and expenses.

Certain Covenants and Events of Default

              The credit facility documents contain a number of covenants that, among other things, restrict, subject to certain exceptions, ARH's ability and the ability of ARH's subsidiaries to:

  •
  incur additional indebtedness or issue certain preferred stock;

  •
  create liens on assets or revenues;

  •
  enter into sale and leaseback transactions;

  •
  engage in mergers or consolidations with or into other companies;

  •
  sell assets;

  •
  pay dividends and distributions or repurchase ARH's capital stock;

  •
  make investments, loans or advances;

  •
  make certain acquisitions;

  •
  engage in certain transactions with affiliates;

  •
  amend material agreements (including the organizational documents of ARH and its subsidiaries);

  •
  prepay certain indebtedness;

  •
  change its lines of business;

  •
  change its fiscal year; and

  •
  change the status of ARH as a passive holding company.

              The credit facility documents also contain certain customary affirmative covenants and events of default. If an event of default occurs, the lenders under the secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under the secured credit facilities.

              We expect that our first lien credit facility, as amended, will include exceptions to the negative covenants that permit the Pre-IPO Distributions and related transactions and other transactions that may arise in the course of business as our company continues to grow.

Third-Party Clinic-Level Debt

              From time to time we have and in the future (subject to certain limitations contained in the credit facility documents) may incur third-party indebtedness at our joint ventures in connection with the development of a clinic. No third-party debt at a single clinic exceeds $3.1 million. As of December 31, 2015, we had $72.4 million of outstanding third-party clinic-level debt (which excludes intercompany loans) at our joint ventures, consisting of term loans and lines of credit, with maturities ranging from January, 2016 to December 2023 and interest rates ranging from 3.15% to 8.57%. The applicable interest rates vary, and are either fixed or based upon a floating rate of interest. Such debt is generally secured by all of the assets of the respective clinic, with guarantees by ARH or ARA OpCo, as the case may be, and the physician partners, in each case, in accordance with their pro rata percentage ownership in the clinic. As of December 31, 2015, we guaranteed $34.6 million of third-party clinic-level debt.

              After the NewCo Distribution, our third-party clinic-level debt will include our intercompany term loans, or the assigned clinic loans, which are currently eliminated in consolidation. As of December 31, 2015, the balance of such assigned clinic loans was $28.1 million, of which $14.9 million was guaranteed by us. As of December 31, 2015, such assigned clinic loans had maturities ranging from November 2016 to September 2020, with a weighted average maturity of approximately 3.4 years (May 2019), and interest rates ranging from 3.46% to 8.08%, with a weighted average interest rate of 5.12%. Fixed principal and interest payments with respect to such assigned clinic loans are payable monthly. On a pro forma basis giving effect to the NewCo Distribution as if it had occurred on December 31, 2015, we would have $      million of third-party clinic-level debt and would have guaranteed $       million of such third-party clinic-level debt.

 DESCRIPTION OF CAPITAL STOCK

              In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by reference to, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

              Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.01 per share, and          shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

              Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that will be outstanding upon the consummation of this offering will be validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

              As of December 31, 2015, we had 9,700,476 shares of our common stock outstanding, and we had 244 holders of record of our common stock.

Preferred Stock

              Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by our stockholders, including those persons acquiring shares of our common stock in this offering. Our board of directors may determine, with respect to any series of preferred stock, the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

              We could issue a series of preferred stock that may, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

              The DGCL permits a corporation to declare and pay dividends out of "surplus" or, if there is no "surplus," out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. "Surplus" is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

              Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of the DGCL affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

              We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our joint ventures and other subsidiaries. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it." In addition, our ability to pay dividends will be limited by covenants in our existing credit facilities and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future. See "Description of Indebtedness."

Annual Stockholder Meetings

              Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

              Our amended and restated certificate of incorporation and our amended and restated bylaws will contain, and the DGCL contains, provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for our shares of common stock.

Authorized but Unissued Capital Stock

              Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. Additional shares issued in the future may be used for a variety of corporate purposes, including to raise additional capital or to facilitate acquisitions.

              Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and for issuance under employee benefit plans.

              One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors; Number of Directors

              Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors in each class serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors.

              Our amended and restated certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors; provided that, for so long as our amended and restated stockholders agreement is in effect with respect to Centerbridge and Centerbridge beneficially owns, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any increase or decrease in the total number of directors (other than any increase pursuant to the rights of the holders of any series of preferred stock to elect additional directors) requires the prior written consent of Centerbridge.

Business Combinations

              We will opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

              Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" means any person who, together with that person's affiliates and associates, owns 15% or more of our outstanding voting stock or an affiliate or associate of ours who owned 15% or more of our outstanding voting stock at any time within the previous three years, other than any person who acquired such stock from Centerbridge (except in the context of a public offering) or any person whose ownership of shares in excess of 15% of our outstanding voting stock is the result of any action taken solely by us. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL.

              Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

              Our amended and restated certificate of incorporation will provide that Centerbridge and any of its respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision.

Removal of Directors; Vacancies

              Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, that at any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may be removed only for cause, upon the affirmative vote of at least 66 2/3% in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

              In addition, our amended and restated certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under our amended and restated stockholders agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the affirmative vote of a majority of the stockholders; provided, however, that at any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

              Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

              Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairperson of the board of directors; provided, however, that at any time when Centerbridge beneficially owns, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our board or directors or the chairperson of our board of directors at the request of Centerbridge. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Director Nominations and Stockholder Proposals

              Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder's notice. These provisions will not apply to Centerbridge so long as

Centerbridge is entitled to nominate a director pursuant to our amended and restated stockholders agreement, as amended. Our amended and restated bylaws will allow the chairperson of the meeting, at a meeting of the stockholders, to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

              Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors.

Supermajority Provisions

              Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Centerbridge beneficially owns, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

              The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

              Our amended and restated certificate of incorporation will provide that at any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, provided that Centerbridge has the right to nominate directors to, or has its director nominees serving on, our board of directors at such time, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

  •
  the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

  •
  the provisions providing for a classified board of directors (the election and term of our directors);

  •
  the provisions regarding resignation and removal of directors;

  •
  the provisions regarding competition and corporate opportunities (however, only a majority vote would be required at such time that Centerbridge no longer has the right to designate any directors pursuant to our amended and restated stockholders agreement and there are no longer any directors designed by Centerbridge serving on our board of directors);

  •
  the provisions regarding entering into business combinations with interested stockholders;

  •
  the provisions regarding stockholder action by written consent;

  •
  the provisions regarding calling special meetings of stockholders;

  •
  the provisions regarding filling vacancies on our board of directors and newly created directorships;

  •
  the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

              The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

              These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters' Rights of Appraisal and Payment

              Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders' Derivative Actions

              Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder's stock thereafter devolved by operation of law.

Exclusive Forum

              Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions unenforceable.

Conflicts of Interest

              Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries' employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Centerbridge or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in the same or similar business activities in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Centerbridge or its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be legally permitted to undertake the opportunity, we have sufficient financial resources to undertake the opportunity, we are not contractually prohibited from undertaking the opportunity, the opportunity would be in line with our business, and the opportunity is one in which we have some interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

              The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders' derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

              Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

              The limitation of liability, advancement and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

              There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

              Our common stock has been approved for listing on the NYSE under the symbol "ARA."

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, of a substantial amount of our common shares could depress the trading price of our common stock."

              Upon completion of this offering we will have a total of                        shares of our common stock outstanding (or                        shares if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the                        shares sold in this offering (or                        shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding                        shares of common stock held by our existing stockholders after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144, which we summarize below.

              As of                  , 2016, we also have outstanding options to purchase                  shares of our common stock (or, on a pro forma basis giving effect to the Pre-IPO Distributions, options to purchase                        shares of our common stock, with exercise prices ranging from $            to $            per share and a weighted average exercise price of $            per share). In addition, we have reserved shares for future issuance under our 2016 Omnibus Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the common stock subject to outstanding equity awards, as well as stock options and shares reserved for future issuance, under our 2016 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject in the case of shares held by our officers and directors to volume limits under Rule 144 and any applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover            shares, including            shares reserved for issuance under our 2016 Omnibus Incentive Plan.

Registration Rights

              Certain holders of our shares of common stock, including Centerbridge, are entitled to rights with respect to the registration of the sale of their shares under the Securities Act. Our amended and restated registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify such holders who have registration rights against certain liabilities that may arise under the Securities Act. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

10b5-1 Plans

              We expect that some of our employees, including our executive officers will enter into trading plans pursuant to Rule 10b5-1 under the Exchange Act regarding sales of shares of our common stock.

These plans permit the automatic trading of our common stock by an independent person (such as a stockbroker), including during periods when the employee would not otherwise be permitted to trade shares of our common stock.

Lock-up Agreements

              We will agree, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of at least a majority of the representatives of the underwriters for a period of 180 days after the date of this prospectus.

              Our executive officers, directors and Centerbridge will agree, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of at least a majority of the representatives of the underwriters for a period of 180 days after the date of this prospectus.

              In addition, subject to certain exceptions, Centerbridge will agree not to waive the transfer restrictions applicable to parties to our stockholders agreement without the prior written consent of at least a majority of the representatives of the underwriters for a period of 180 days after the date of this prospectus. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

              Upon the expiration of the contractual lock-up agreements pertaining to this offering, including the restrictions in our stockholders agreement, up to an additional                 shares will be eligible for sale in the public market, of which                shares (or                shares, if the underwriters exercise in full their option to purchase additional shares) are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

              In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of common stock without complying with any of the requirements of Rule 144. The parties to our stockholders agreement, other than our directors, executive officers and other affiliates, will not be subject to the volume, manner of sale and other limitations under Rule 144.

              In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of common stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of restricted shares of our common stock, are entitled to sell, upon the expiration of the lock-up agreements described above, within any three-month period, a number of shares of common stock that does not exceed the greater of (1) 1% of the number of shares of our common stock then outstanding and (2) the average reported weekly trading volume of the shares of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

 CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

              The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a "capital asset" within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment).

              A "non-U.S. holder" means a person (other than a partnership or an entity disregarded as separate from its owner) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

              This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

              If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

              If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

              The gross amount of distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the common stock, and to the extent the amount of the distribution exceeds a non-U.S.

holder's tax basis, the excess will be treated as capital gain recognized on a sale or exchange and will be treated as described below under "—Gain on Disposition of Common Stock."

              Distributions paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, distributions that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such distributions are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected distributions received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for distributions will be required (a) to complete the applicable Internal Revenue Service ("IRS") Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

              A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

              Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. A non-U.S. holder described in the second bullet point immediately above will be subject to a 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

              We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

              Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

              We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

              A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

              Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

              Under Sections 1471 through 1474 of the Code ("FATCA"), a 30% United States federal withholding tax will generally apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a "foreign financial institution" (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a "non-financial foreign entity" (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a distribution is both subject to withholding under FATCA and subject to the withholding tax discussed above under "—Dividends," the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

 UNDERWRITING (CONFLICTS OF INTEREST)

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
SunTrust Robinson Humphrey, Inc.
Leerink Partners LLC

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount that we and the selling stockholders will pay and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from the selling stockholders.

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Public offering price	$	$	$	$
Underwriting discount paid by us	$	$	$	$
Underwriting discount paid by the selling stockholders	$	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us. We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discount. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $            .

Option to Purchase Additional Shares

              The selling stockholders will grant an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                        additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We and Centerbridge and each of our executive officers and directors will agree not to sell or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus, subject to certain exceptions, without first obtaining the written consent of at least a majority of the representatives of the underwriters. Specifically, we and these other persons will agree, with certain exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of stock or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

              Our stockholders agreement restricts securityholders that are party thereto from transferring shares of our common stock prior to the earlier of (i) 180 days after a qualified public offering or (ii) a change of control, subject to certain exceptions. Centerbridge has the right to waive these restrictions and approve transfers. In connection with this offering, subject to certain exceptions, Centerbridge will agree not to waive the transfer restrictions applicable to parties to our stockholders agreement for a period of 180 days after the date of this prospectus without the consent of at least a majority of the representatives of the underwriters. Other than Centerbridge and our directors, executive officers and certain other stockholders, none of our other stockholders or option holders will sign separate lockup agreements in connection with this offering.

Determination of Offering Price

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

              An affiliate of Goldman, Sachs & Co. is a lender under our second lien credit facility. As described in "Use of Proceeds," net proceeds from this offering will be used to repay outstanding borrowings under our second lien credit facility and an affiliate of Goldman, Sachs & Co. will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the second lien credit facility. Therefore, such underwriter is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We and the selling stockholders have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

              Pursuant to Rule 5121, Goldman, Sachs & Co. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See "Use of Proceeds" for additional information.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, with respect to our credit facilities, Bank of America, N.A., an affiliate of

Merrill Lynch, Pierce, Fenner & Smith Incorporated, acts as administrative agent, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC are lenders and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., and Wells Fargo Securities, LLC serve other arranger and agent roles. An affiliate of SunTrust Robinson Humphrey, Inc. is also a lender to some of our de novo dialysis clinics and affiliates of Wells Fargo Securities, LLC are lenders to our dialysis clinics and provide other equipment-related loans to us. In addition, affiliates of Goldman, Sachs & Co., an underwriter in this offering, indirectly hold shares of our common stock.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares that are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant Member State other than:

                  (a)   to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

                  (b)   to fewer than 150 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the representatives of the underwriters; or

                  (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the representatives of the underwriters and us that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to offering those shares to the public, other than their offer or resale in a Relevant Member State to "qualified investors" as so defined or in circumstances in which the prior consent of the representatives of the underwriters has been obtained to each such proposed offer or resale.

              We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.

              This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

              For the purposes of the above provisions, the expression "an offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

              The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    (a)
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    (b)
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

    (a)
    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    (b)
    where no consideration is or will be given for the transfer;

    (c)
    where the transfer is by operation of law;

    (d)
    as specified in Section 276(7) of the SFA; or

    (e)
    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Residents of Canada

              The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

              Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

              Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

              The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with Centerbridge Capital Partners, L.P. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

              The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Forms S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our shares of common stock, you should refer to the registration statement and its exhibits and schedules.

              We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will file annual, quarterly and special reports and other information with the SEC pursuant to the Exchange Act. Our filings with the SEC will be available to the public on the SEC's website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our website under the heading "Investor Relations" at www.americanrenal.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC's Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
American Renal Associates Holdings, Inc.

              We have audited the accompanying consolidated balance sheets of American Renal Associates Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Renal Associates Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Boston, Massachusetts
February 26, 2016

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(dollars in thousands, except for share data)

	December 31, 2015	Pro Forma December 31, 2015	December 31, 2014
Assets
Current assets
Cash	$90,988	$	$61,475
Accounts receivable, less allowance for doubtful accounts of $7,435 and $6,648 at December 31, 2015 and 2014, respectively	76,919		70,932
Inventories	4,291		4,829
Prepaid expenses and other current assets	18,863		14,821
Income tax receivable	2,686		858

Total current assets	193,747		152,915
Property and equipment, net	142,701		126,539
Deferred financing costs, net	1,900		2,345
Intangible assets, net	25,662		27,366
Other long-term assets	6,141		7,290
Goodwill	569,318		566,851

Total assets	$939,469	$	$883,306

Liabilities and Equity
Current liabilities:
Accounts payable	$22,571	$	$22,052
Accrued compensation and benefits	22,504		18,472
Accrued expenses and other current liabilities	26,788		25,783
Current portion of long-term debt	25,610		15,943
Current portion of capital lease obligations	—		5

Total current liabilities	97,473		82,255
Long-term debt, less current portion	658,563		646,657
Other long-term liabilities	9,483		9,221
Deferred tax liabilities	15,029		10,544

Total liabilities	780,548		748,677
Commitments and contingencies (Notes L and R)
Noncontrolling interests subject to put provisions	108,211		90,972
Equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized; none issued			—
Common stock, $0.01 par value, 13,000,000 and 12,000,000 shares authorized, 9,700,476 and 9,649,546 issued and outstanding at December 31, 2015 and 2014, respectively	98		97
Additional paid-in capital	—		2,426
Receivable from noncontrolling interests	(529)		(657)
Accumulated deficit	(128,261)		(136,576)
Accumulated other comprehensive (loss) income, net of tax	(501)		276

Total American Renal Associates Holdings, Inc. deficit	(129,193)		(134,434)
Noncontrolling interests not subject to put provisions	179,903		178,091

Total equity	50,710		43,657

Total liabilities and equity	$939,469	$	$883,306

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(dollars in thousands, except for share data)

	For the Years Ended December 31,
	2015		2014	2013
Patient service operating revenues		$657,505	$563,550	$498,699
Provision for uncollectible accounts		4,524	2,816	2,773

Net patient service operating revenues		652,981	560,734	495,926

Operating expenses:
Patient care costs		390,949	329,847	288,384
General and administrative		77,250	63,026	72,640
Transaction-related costs		2,086	—	533
Depreciation and amortization		31,846	28,527	23,707

Total operating expenses		502,131	421,400	385,264

Operating income		150,850	139,334	110,662
Interest expense, net		(45,400)	(44,070)	(43,314)
Loss on early extinguishment of debt		—	—	(33,921)

Income before income taxes		105,450	95,264	33,427
Income tax expense (benefit)		12,373	12,858	(8,200)

Net income		93,077	82,406	41,627
Less: Net income attributable to noncontrolling interests		(74,232)	(66,209)	(62,074)

Net income (loss) attributable to American Renal Associates Holdings, Inc.		$18,845	$16,197	$(20,447)

Earnings (loss) per share:
Basic		$1.95	$1.69	$(2.16)
Diluted		1.90	$1.66	$(2.16)
Weighted-average number of common shares outstanding
Basic		9,674,049	9,576,626	9,455,541
Diluted		9,916,155	9,729,770	9,455,541
Pro forma earnings per share (Note N):
Basic	$
Diluted	$
Pro forma weighted-average number of common shares outstanding (Note N):
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	For the Years Ended December 31,
	2015	2014	2013
Net income	$93,077	$82,406	$41,627
Unrealized (loss) gain on interest rate swaps, net of tax	(777)	(559)	835

Total comprehensive income	92,300	81,847	42,462
Less: Comprehensive income attributable to noncontrolling interests	(74,232)	(66,209)	(62,074)

Total comprehensive income (loss) attributable to American Renal Associates Holdings, Inc.	$18,068	$15,638	$(19,612)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(in thousands, except for share data)

		Total American Renal Associates Holdings, Inc. Equity (Deficit)
					Receivable from Noncontrolling Interest Holders
	Noncontrolling Interests subject to put provisions	Common Stock					Accumulated Other Comprehensive Income (loss)		Noncontrolling Interests not subject to put provisions
				Additional Paid-in Capital		Retained Earnings (Deficit)
		Shares	Par Value					Total
Balance at December 31, 2012	$61,207	9,374,894	$94	$65,261	$(521)	$2,097	$—	$66,931	$164,619
Net income (loss)	15,716	—	—	—	—	(20,447)	—	(20,447)	46,358
Return of capital dividend	—	—	—	(65,261)	—	(134,423)	—	(199,684)	—
Issuance of common stock	—	—	—	—	236	—	—	236	—
Exercise of stock option	—	105,214	1	136	—	—	—	137	—
Stock-based compensation	—	—	—	20,425	—	—	—	20,425	—
Distributions to noncontrolling interests	(13,957)	—	—	—	—	—	—	—	(44,132)
Contributions from noncontrolling interests	785	—	—	—	14	—	—	14	3,203
Acquisitions of noncontrolling interests	825	—	—	—	—	—	—	—	5,441
Sales of noncontrolling interests	—	—	—	88	—	—	—	88	120
Reclassification and other adjustments	1,650	—	—	—	—	—	—	—	(1,650)
Change in fair value of interest rate swaps, net of tax	—	—	—	—	—	—	835	835	—
Change in fair value of noncontrolling interests	16,313	—	—	(16,313)	—	—	—	(16,313)	—

Balance at December 31, 2013	$82,539	9,480,108	$95	$4,336	$(271)	$(152,773)	$835	$(147,778)	$173,959
Net income	17,439	—	—	—	—	16,197	—	16,197	48,770
Issuance of common stock	—	161,300	2	4,667	—	—	—	4,669	—
Exercise of stock option	—	8,138	—	(48)	—	—	—	(48)	—
Stock-based compensation	—	—	—	1,017	—	—	—	1,017	—
Distributions to noncontrolling interests	(18,425)	—	—	—	—	—	—	—	(49,810)
Contributions from noncontrolling interests	1,278	—	—	—	(386)	—	—	(386)	5,041
Purchases of noncontrolling interests	(398)	—	—	(185)	—	—	—	(185)	—
Sales of noncontrolling interests	553	—	—	157	—	—	—	157	599
Reclassification	468	—	—	—	—	—	—	—	(468)
Change in fair value of interest rate swaps, net of tax	—	—	—	—	—	—	(559)	(559)	—
Change in fair value of noncontrolling interests	7,518	—	—	(7,518)	—	—	—	(7,518)	—

Balance at December 31, 2014	$90,972	9,649,546	$97	$2,426	$(657)	$(136,576)	$276	$(134,434)	$178,091
Net income	18,419	—	—	—	—	18,845	—	18,845	55,813
Issuance of common stock	—	12,436	—	727	—	—	—	727	—
Exercise of stock option	—	38,494	1	(70)	—	—	—	(69)	—
Stock-based compensation	—	—	—	1,400	—	—	—	1,400	—
Excess tax benefits from stock option exercises	—	—	—	4,147	—	—	—	4,147	—
Distributions to noncontrolling interests	(20,290)	—	—	—	—	—	—	—	(58,835)
Contributions from noncontrolling interests	2,432	—	—	—	128	—	—	128	4,675
Purchases of noncontrolling interests	(2,465)	—	—	(1,620)	—	—	—	(1,620)	(74)
Sales of noncontrolling interests	279	—	—	954	—	—	—	954	603
Reclassification and other adjustments	370	—	—	—	—	—	—	—	(370)
Change in fair value of interest rate swaps, net of tax	—	—	—	—	—	—	(777)	(777)	—
Change in fair value of noncontrolling interests	18,494	—	—	(7,964)	—	(10,530)	—	(18,494)	—

Balance at December 31, 2015	$108,211	9,700,476	$98	$—	$(529)	$(128,261)	(501)	$(129,193)	$179,903

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years ended December 31,
	2015	2014	2013
Operating activities
Net income	$93,077	$82,406	$41,627
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	31,846	28,527	23,707
Amortization of discounts, fees and deferred financing costs	2,888	2,822	2,735
Noncash loss on early extinguishment of debt	—	—	12,896
Stock-based compensation	1,400	1,017	20,425
Excess tax benefits from stock option exercises	(4,147)
Deferred taxes	5,003	10,017	(10,481)
Accrued interest on debt agreements	—	—	2,755
Non-cash charge related to interest rate swap	86	(300)	(433)
Non-cash rent charges	917	3,033	2,237
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable	(5,987)	(1,690)	(9,223)
Inventories	538	(376)	(1,507)
Prepaid expenses and other current assets	(843)	(5,389)	(3,067)
Other assets	(966)	(796)	(904)
Accounts payable	519	(5,326)	8,406
Accrued compensation and benefits	4,032	1,368	3,611
Accrued expenses and other current liabilities	5,741	3,007	1,771
Other liabilities	(509)	(61)	(378)

Cash provided by operating activities	133,595	118,259	94,177
Investing activities
Purchases of property and equipment	(46,273)	(39,849)	(37,752)
Cash paid for acquisitions	(2,642)	(5,086)	(11,750)
Cash paid for predecessor entity	—	—	(675)

Cash used in investing activities	(48,915)	(44,935)	(50,177)
Financing activities
Proceeds from term loans	44,163	33,538	13,815
Payments on long-term debt	(24,891)	(21,245)	(425,345)
Payments on capital lease obligations	(5)	(57)	(54)
Proceeds from exercise of stock options	124	—	137
Proceeds from issuance of common stock	727	4,669	236
Common stock repurchases for tax withholdings of net settlement equity awards	(193)	(48)	—
Excess tax benefits from stock option exercises	4,147
Payments of deferred offering costs	(5,026)	—	—
Issuance of debt	—	—	631,821
Debt issuance costs	—	—	(9,200)
Return of capital dividend	—	—	(199,684)
Distributions to noncontrolling interests	(79,125)	(68,235)	(58,089)
Contributions from noncontrolling interests	7,235	5,933	4,002
Purchases of noncontrolling interests	(4,159)	(583)	—
Proceeds from sales of additional noncontrolling interests	1,836	1,309	208

Cash used in financing activities	(55,167)	(44,719)	(42,153)

Increase in cash	29,513	28,605	1,847
Cash at beginning of year	61,475	32,870	31,023

Cash at end of year	$90,988	$61,475	$32,870

Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$6,915	$3,238	$2,852
Cash paid for interest	42,339	41,320	64,860
Supplemental Disclosure of Non-Cash Flow Information
Issuance of notes in exchange for interest payments	—	—	8,257
Noncontrolling interest in net assets acquired	—	—	6,266
Contributions from noncontrolling interests in the form of a receivable	529	657	271
Deferred offering costs	509	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE A—PRESENTATION

    Business

              American Renal Associates Holdings, Inc. ("ARAH" or "the Company") owns 100% of the membership units of its subsidiary American Renal Holdings Intermediate Company, LLC, which itself has no assets other than 100% of the shares of capital stock of American Renal Holdings Inc. All of our operating activities are conducted through American Renal Holdings Inc. and its operating subsidiaries ("the subsidiary" or "ARH").

              The Company is a national provider of kidney dialysis services for patients suffering from chronic kidney failure, also known as end stage renal disease, or ESRD. As of December 31, 2015, the Company owned and operated 192 dialysis clinics treating 13,151 patients in 24 states and the District of Columbia. As of December 31, 2014, the Company owned and operated 175 dialysis clinics treating 11,581 patients in 23 states and the District of Columbia. The Company's operating model is based on shared ownership of its facilities with physicians, known as nephrologists, who specialize in treating kidney-related diseases in the local market served by the clinic. Each clinic is maintained as a separate joint venture, or JV, in which the Company has a controlling interest and its local nephrologist partners and other joint venture partners have noncontrolling interests.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation and Consolidation

              The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Our consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities that operate its clinics ("joint ventures"). For its joint ventures, the Company has determined that a majority voting interest and/or contractual rights granted to it provides the Company with the ability to direct the activities of these entities and therefore the Company has determined that it is the primary beneficiary of these entities. Accordingly, the financial results of these joint ventures are fully consolidated into the Company's operating results. The equity interests of the outside investors in the equity and results of operations of these consolidated entities are accounted for and presented as noncontrolling interests. All significant intercompany balances and transactions of our wholly owned subsidiaries and joint ventures, including management fees from subsidiaries, are eliminated in consolidation.

    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made. All significant assumptions and estimates underlying the reported amounts in the consolidated financial statements and accompanying notes are regularly reviewed and updated. Changes in estimates are reflected in the financial statements based upon ongoing actual experience, trends, or subsequent

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

settlements and realizations, depending on the nature and predictability of the estimates and contingencies.

              The most significant assumptions and estimates underlying these financial statements and accompanying notes involve revenue recognition and provisions for uncollectible accounts, impairments and valuation adjustments, the useful lives of property and equipment, fair value measurements, accounting for income taxes, acquisition accounting valuation estimates and stock-based compensation. Specific risks and contingencies related to these estimates are further addressed within the notes to the consolidated financial statements.

    Segment Information

              Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company's chief decision-maker is a combination of the Chief Executive Officer, the Chief Operating Officer and President. The Company views its operations and manages its business as one reportable business segment, the ownership and operation of dialysis clinics, all of which are located in the United States.

    Fair Value Measurements

              The Company measures the fair value of certain assets, liabilities and noncontrolling interests subject to put provisions based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets, liabilities and noncontrolling interests. The Company also has classified certain assets, liabilities and noncontrolling interests subject to put provisions that are measured at fair value into the appropriate fair value hierarchy levels.

    Accounts Receivable

              Accounts receivable are reduced by an allowance for doubtful accounts. In evaluating the ultimate collectability and net realizable value of the Company's accounts receivable, the Company analyzes its historical cash collection experience and trends for each of its government payors and commercial payors to estimate the adequacy of the allowance for doubtful accounts and the amount of the provision for bad debts. Management regularly updates its analysis based upon the most recent information available to determine its current provision for bad debts and the adequacy of its allowance for doubtful accounts. For receivables associated with services provided to patients covered by government payors, like Medicare, the Company receives 80% of the payment directly from Medicare as established under the government's bundled payment system and determines an appropriate allowance for doubtful accounts and provision for bad debts on the remaining balance due depending upon the Company's estimate of the amounts ultimately collectible from other secondary coverage sources or from the patients. For receivables associated with services to patients covered by commercial payors that are either based upon contractual terms or for non-contracted health plan coverage, the Company provides an allowance for doubtful accounts and a provision for bad debts based upon its

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

historical collection experience and potential inefficiencies in its billing processes and for which collectability is determined to be unlikely. Receivables where the patient is the primary payor make up less than 2% of the Company's accounts receivable. It is the Company's policy to reserve for a portion of these outstanding accounts receivable balances based on historical collection experience and for which collectability is determined to be unlikely.

              Patient accounts receivable from the Medicare and Medicaid programs were $73,574 and $62,093 at December 31, 2015 and 2014, respectively. No other single payor accounted for more than 6% of total patient accounts receivable.

    Inventories

              Inventories are stated at the lower of cost (first-in, first-out method) or market, and consist principally of pharmaceuticals and dialysis-related consumable supplies.

    Property and Equipment

              Property and equipment was recorded at fair value as of May 8, 2010, the date after which the Company consummated the merger with Centerbridge Capital Partners, L.P. and its affiliates ("Centerbridge") and are currently stated at the May 8, 2010 fair value less accumulated depreciation through December 31, 2015. Depreciation is being recorded over the remaining useful lives. Property and equipment acquired after May 7, 2010 as part of an acquisition are recorded at fair value and other purchases are stated at cost with depreciation calculated using the straight-line method over their estimated useful lives as follows:

Buildings	39 years
Leasehold improvements	Shorter of lease term or useful lives
Equipment and information systems	3 to 10 years

              Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Maintenance and repairs are charged to expense as incurred. The Company capitalizes interest on funds borrowed to finance facility construction.

    Deferred Financing Costs

              Costs incurred in connection with debt issuances are deferred and are amortized using the effective interest method over the term of the related instrument as interest expense. Upon extinguishment of the related debt prior to its original maturity date, the cost and related accumulated amortization are removed from the accounts and any resulting loss is included with loss on early extinguishment of debt.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Amortizable Intangible Assets

              Amortizable intangible assets include a right of first refusal waiver, noncompete agreements and certificates of need. Each of these assets is amortized on a straight-line basis over the term of the agreement, which is generally five to ten years.

    Identified Non-Amortizable Intangible Assets and Goodwill

              Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life identifiable intangible assets and goodwill are not amortized but are tested for impairment at least annually. The Company performs its annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill or indefinite lived intangible assets is impaired. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

              Each period, and for any of its reporting units, the Company can elect to initially perform a qualitative assessment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the Company believes, as a result of its qualitative assessment, that it is not more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying amount, then the first and second steps of the quantitative goodwill impairment test are unnecessary. If the Company elects to bypass the qualitative assessment option, or if the qualitative assessment was performed and resulted in the Company being unable to conclude that it is not more likely than not that the fair value of a reporting unit containing goodwill is less than its carrying amount, the Company will perform the two-step quantitative goodwill impairment test. The Company performs the first step of the two-step quantitative goodwill impairment test by calculating the fair value of the reporting unit using a discounted cash flow method, and then comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, the Company performs the second step of the quantitative goodwill impairment test to measure the amount of the impairment loss, if any. Similarly, in evaluating the other nonamortizable intangible assets for potential impairment, management estimates their fair values using a relief from royalty method. The Company believes the relief from royalty method is a widely used valuation technique for such assets. The fair value derived from the relief from royalty method is measured as the discounted cash flow savings realized from owning such trademarks and trade names and not having to pay a royalty for their use. Management has concluded there was no impairment charge for the years ended December 31, 2015 and 2014.

    Impairment of Long-Lived Assets

              Long-lived assets include property and equipment and finite-lived intangibles. In the event that facts and circumstances indicate that these assets may be impaired, an evaluation of recoverability at the lowest asset group level would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required. The lowest level for which identifiable cash flows

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

exist is the operating clinic level. There was no impairment charge recorded for the years ended 2015 and 2014.

    Net Patient Service Operating Revenues

              Patient service operating revenues are recognized as services are provided to patients and consist primarily of reimbursement for dialysis. A fee schedule is maintained for dialysis treatment and other patient services; however, actual collectible revenue is normally at a discount to the fee schedule. Medicare and Medicaid programs are billed at predetermined net realizable rates per treatment that are established by statute or regulation. Revenue for contracted payors is recorded at contracted rates and other payors are billed at usual and customary rates, and a contractual allowance is recorded to reflect the expected net realizable revenue for services provided. Contractual allowances, along with provisions for uncollectible amounts, are estimated based upon contractual terms, regulatory compliance, and historical collection experience. Net revenue recognition and allowances for uncollectible billings require the use of estimates of the amounts that will actually be realized.

              Patient service operating revenues may be subject to adjustment as a result of (i) examinations of the Company or Medicare or Medicaid Managed Care programs that the Company serves, by government agencies or contractors, for which the resolution of any matters raised may take extended periods of time to finalize; (ii) differing interpretations of government regulations by different fiscal intermediaries or regulatory authorities; (iii) differing opinions regarding a patient's medical diagnosis or the medical necessity of service provided; (iv) retroactive applications or interpretations of governmental requirements; and (v) claims for refund from private payors, including as the result of government actions.

              Patient service operating revenues associated with patients whose primary coverage is under governmental programs, including Medicare and Medicaid, and Medicare or Medicaid Managed Care programs, accounted for approximately 58%, 60% and 60% of total patient service operating revenues for the years ended December 31, 2015, 2014 and 2013.

              Patient service operating revenues are reduced by the provision for uncollectible accounts to arrive at net patient service operating revenues.

    Income Taxes

              The Company accounts for income taxes under the liability approach. Under this approach, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates, which will be in effect when these differences reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities between reporting periods. A valuation allowance is established when, based on an evaluation of objectively verifiable evidence, there is a likelihood that some portion or all of the deferred tax assets will not be realized.

              The Company's income tax provision (benefit) relates to its share of pre-tax income (losses) from its ownership interest in its subsidiaries as these entities are pass-through entities for tax purposes. Accordingly, the Company is not taxed on the share of pre-tax income attributable to noncontrolling

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

interests and net income attributable to noncontrolling interests in the accompanying consolidated financial statements has not been presented net of income taxes attributable to these noncontrolling interests.

              The Company recognizes a tax position in its financial statements when that tax position, based solely upon its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Once the recognition threshold is met, the tax position is then measured to determine the actual amount of benefit to recognize in the financial statements. In addition, the recognition threshold of more-likely-than-not must continue to be met in each reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the financial reporting period in which that threshold is no longer met. The Company recognizes interest and penalties related to unrecorded tax positions in its income tax expense.

    Noncontrolling Interests

              Noncontrolling interests represent the proportionate equity interests of other partners in the Company's consolidated subsidiaries, which are not wholly owned. The Company classifies noncontrolling interests not subject to put provisions as a separate component of equity, but apart from the Company's equity. The Company presents consolidated net income (loss) and comprehensive income (loss) attributable to the Company and to noncontrolling interests on the face of the consolidated statements of operations and statements of comprehensive income (loss), respectively. In addition, changes in the Company's ownership interest while the Company retains a controlling financial interest are accounted for as equity transactions. Member interests with redemption features that are not solely within the Company's control, such as the Company's noncontrolling interests that are subject to put provisions, are presented outside of permanent equity and are measured at fair value. Changes in the fair value of noncontrolling interests subject to put provisions are accounted for as equity transactions. See Note I for further details.

    Stock-Based Compensation

              The Company measures and recognizes compensation expense for all share-based payment awards based on estimated fair values at the date of grant. Determining the fair value of share-based awards requires judgment in developing assumptions, which involve a number of variables. We calculate fair value by using a Monte Carlo simulation-based approach for the portion of the option that contain both a market and performance condition and the Black-Scholes valuation model for the portion of the option that contains a performance or a service-based condition. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected term of the option, the expected volatility of the common stock over the option's expected terms, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield. Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility was estimated based on the historical equity volatility of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. For each of the

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

comparable publicly traded entities, the historical equity volatility and the capital structure of the entity were used to calculate the implied stock volatility. The average implied stock volatility of the comparable publicly traded entities was then used to calculate a relevered equity volatility for the Company based on the Company's own capital structure. The comparable entities from the health care sector were chosen based on area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. Stock-based compensation expense for performance or service-based stock awards is recognized over the requisite service period using the straight-line method, which is generally the vesting period of the equity award, and is adjusted each period for anticipated forfeitures. Forfeitures are estimated at time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. For market and performance awards whose vesting is contingent upon a specified event, we defer all stock-based compensation until the consummation of the event. See Note P for discussion of the key assumptions included in determining the fair value of the Company's equity awards at grant date.

    Interest Rate Swaps

              The Company has entered into two interest swap agreements as a means of hedging its exposure to and volatility from variable-based interest rate changes as part of its overall interest rate risk management strategy. The agreements are not held for trading or speculative purposes and have the economic effect of converting the LIBOR variable component of the Company's interest rate to a fixed rate. These swap agreements are designated as cash flow hedges, and as a result, hedge-effective gains or losses resulting from changes in fair values of these swaps are reported in other comprehensive income until such time as each swap is realized, at which time the amounts are classified as net income. The swaps are not perfectly effective. At each reporting period we measure the ineffectiveness and record those cumulative measurements in the noncash component of interest expense. Net amounts paid or received for each swap that has settled has been reflected as adjustments to interest expense. The swaps do not contain credit risk contingent features.

    Recent Accounting Pronouncements

              In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-17, "Income Taxes (Topic 740)—Balance Sheet Classification of Deferred Taxes" (ASU 2015-17), which requires an entity to classify deferred tax liabilities and assets as noncurrent within a classified balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. ASU 2015-17 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2016, with early adoption permitted. This update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has adopted ASU 2015-17 early on a retrospective basis and applied the guidance for all periods presented. Adoption did not have a material impact on the Company's consolidated results of operations or financial position.

              In April 2015, the FASB issued ASU 2015-03, "Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs". The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective beginning January 1, 2016. Early adoption is permitted. Upon adoption, the guidance must be applied retrospectively to all periods presented in the financial statements. The Company has elected not to early adopt this standard. Adoption of the standard will impact the presentation of the Company's debt issuance costs on the Consolidated Balance Sheets and the related disclosures.

              In May 2014 the Financial Accounting Standards Board issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which requires companies to recognize revenue when a customer obtains control rather than when companies have transferred substantially all risks and rewards of a good or service. The new standard also requires entities to enhance disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard allows for either a full retrospective or a modified retrospective transition method and is effective for fiscal years beginning after December 15, 2016. In July 2015 the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 for one year, making ASU 2014-09 effective for annual reporting periods beginning on or after December 15, 2017 while also providing for early adoption but not before the original effective date. We are currently assessing the impact the adoption of ASU 2014-09 will have on our consolidated financial statements.

              In April, 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements and Property, Plant, and Equipment: Reporting Discontinued Operations and Disclosure of Disposals of Components of Equity". The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The adoption of this standard will not have a material impact on our consolidated financial statements.

NOTE C—ACQUISITIONS

              The Company periodically acquires the operating assets and liabilities of dialysis centers. The results of operations for these acquisitions are included in the Company's consolidated statements of operations from their respective acquisition consummation dates.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE C—ACQUISITIONS (Continued)

    Fiscal Year 2015

              On January 1, 2015, the Company acquired the assets of a dialysis center in New York. The Company has a controlling interest in the joint venture.

              On November 1, 2015, the Company acquired the assets of a dialysis center in Kentucky. The Company has a controlling interest in the joint venture.

              The cash consideration paid, on a combined basis for all acquisitions consummated during 2015, was allocated preliminarily based on the estimated fair value, as follows:

Property and equipment	$170
Noncompete agreements and other intangible assets	156
Goodwill	2,270

Cash consideration paid	$2,596

              These acquisitions were made to expand the Company's market presence in certain locations. The goodwill arising from these acquisitions consists largely of synergies expected from combining the individual dialysis center's operations with the Company. These acquisitions, individually and in the aggregate, had an immaterial impact on the results of operations in the year of acquisition. Pro forma information is not presented because such amounts are not significant.

    Fiscal Year 2014

              On April 1, 2014, the Company acquired the assets of a dialysis center in New York. The Company has a controlling interest in the joint venture.

              On August 1, 2014, the Company acquired the assets of a dialysis center in New York. The Company has a controlling interest in the joint venture.

              On December 1, 2014, the Company acquired the assets and assumed certain liabilities of nine dialysis centers located in Georgia, Florida and South Carolina. The Company has a controlling interest in the joint ventures.

              The cash consideration paid, on a combined basis for all acquisitions consummated during 2014, was allocated based on the fair values, as follows:

Property and equipment	$1,109
Inventory and other current assets	4
Noncompete agreements and other intangible assets	154
Goodwill	3,865

Cash consideration paid	$5,132

              These acquisitions were made to expand the Company's market presence in certain locations. The goodwill arising from these acquisitions consists largely of synergies expected from combining the

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE C—ACQUISITIONS (Continued)

individual dialysis center's operations with the Company. These acquisitions, individually and in the aggregate, had an immaterial impact on the results of operations in the year of acquisition. Pro forma information is not presented because such amounts are not significant.

NOTE D—FAIR VALUE OF FINANCIAL INSTRUMENTS

              The Company's interest rate swap agreements and noncontrolling interests subject to put provisions are accounted for at fair value on a recurring basis and are classified and disclosed in one of the following three categories:

                  Level 1: Financial instruments with unadjusted, quoted prices listed on active market exchanges.

                  Level 2: Financial instruments determined using prices for recently traded financial instruments with similar underlying terms, as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

                  Level 3: Financial instruments not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the financial instrument. The prices are determined using significant unobservable inputs or valuation techniques.

              The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no changes in the methodologies used at December 31, 2015.

              Noncontrolling interests subject to put provisions—See Note I for a discussion of the Company's methodology for estimating fair value of noncontrolling interest subject to put provisions.

              Interest rate swap agreements—See Note J for a discussion of the Company's methodology for estimating fair value of interest rate swap agreements.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE D—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

              Transfers are calculated on values as of the transfer date. There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2015 and 2014.

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets
Interest rate swap agreements (included in Other long-term assets)	$238	$—	$238	$—

Liabilities
Interest rate swap agreements (included in Accrued expenses and other current liabilities)	$426	$—	$426	$—

Temporary Equity
Noncontrolling interests subject to put provisions	$108,211	$—	$—	$108,211

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets
Interest rate swap agreements (included in Other long-term assets)	$2,352	$—	$2,352	$—

Liabilities
Interest rate swap agreements (included in Accrued expenses and other current liabilities)	$1,160	$—	$1,160	$—

Temporary Equity
Noncontrolling interests subject to put provisions	$90,972	$—	$—	$90,972

              The carrying amounts reported in the accompanying consolidated balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term nature. The fair value of the Company's debt is estimated using Level II inputs based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The Company estimates the fair value of the First Lien Loans at $374,453, Second Lien Loans at $237,963 and the term loans at $75,923 as of December 31, 2015. The Company estimates the fair value of the First Lien Loans at $377,530, Second Lien Loans at $237,555 and the term loans at $48,205 as of December 31, 2014.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE E—PREPAID EXPENSES AND OTHER CURRENT ASSETS

              Prepaid expenses and other current assets consist of the following at December 31:

	2015	2014
Deferred transaction costs	$5,535	$—
Medicare bad debt claims	4,622	3,350
Prepaid expenses	3,384	3,531
Supplier rebates	3,703	5,250
Other	1,619	2,690

	$18,863	$14,821

NOTE F—PROPERTY AND EQUIPMENT

              Property and equipment consist of the following at December 31:

	2015	2014
Land	$2,203	$2,203
Buildings and improvements	3,425	3,425
Leasehold improvements	121,708	98,104
Equipment and information systems	106,848	88,593
Construction in progress	2,594	2,737

	236,778	195,062
Less accumulated depreciation	(94,077)	(68,523)

	$142,701	$126,539

              Depreciation of property and equipment totaled $29,510 in 2015, $23,568 in 2014 and $19,172 in 2013. Included in construction in progress are amounts expended for leasehold improvement costs incurred for new dialysis clinics and clinic expansions, in each case, that are not in service as of December 31 of the applicable year.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE G—DEFERRED FINANCING COSTS, INTANGIBLE ASSETS AND GOODWILL

              Deferred financing costs and intangible assets consist of the following at December 31:

	2015	2014
Deferred financing costs	$3,668	$3,801
Less accumulated amortization	(1,768)	(1,456)

	$1,900	$2,345

Intangible assets:
Noncompete agreements	$24,660	$24,506
Other intangible assets	2,068	1,565

	26,728	26,071
Less accumulated amortization	(22,400)	(20,039)

Net intangible assets subject to amortization	4,328	6,032
Indefinite-lived trademarks and trade name	21,334	21,334

	$25,662	$27,366

              Amortization of intangible assets totaled $2,336 in 2015, $4,959 in 2014 and $4,535 in 2013. Amortization expense for deferred financing costs included in interest expense, net totaled $639 in 2015, $569 in 2014 and $722 in 2013.

              The estimated annual amortization expense related to amortizable intangible assets is as follows for the years ending December 31:

2016	$846
2017	684
2018	640
2019	542
2020	485
Thereafter	1,131

$4,328

              Changes in the value of goodwill:

Balance at January 1, 2014	$563,200

Acquisitions	3,668
Subsequent adjustment for prior year acquisition	(17)

Balance at December 31, 2014	$566,851

Acquisitions	2,270
Subsequent adjustment for prior year acquisition	197

Balance at December 31, 2015	$569,318

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE H—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

              Accrued compensation and benefits consist of the following at December 31:

	2015	2014
Accrued compensation	$13,041	$10,603
Accrued paid time off	9,463	7,869

	$22,504	$18,472

              Accrued expenses and other current liabilities consist of the following at December 31:

	2015	2014
Payor refunds and retractions	$20,506	$19,041
Fair value of interest rate swap agreements	426	1,160
Accrued legal	923	1,175
Other	4,933	4,407

	$26,788	$25,783

NOTE I—NONCONTROLLING INTERESTS SUBJECT TO PUT PROVISIONS

              The Company has potential obligations to purchase a portion or all of the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. Additionally, the Company has certain put agreements which are exercisable upon the occurrence of specific events, including third-party members' death, disability, bankruptcy, retirement, or if third-party members are dissolved. Some of these puts have the potential to accelerate as a result of an initial public offering of the Company. If these put provisions were exercised, the Company would be required to purchase the third-party owners' noncontrolling interests at the appraised fair value, as defined within the put provisions. The put options of such noncontrolling interest holders were determined based on inputs that were not readily available in public markets or able to be derived from information available in publicly quoted markets. As such, the Company categorized the put options of the noncontrolling interest holders as Level 3. The fair value of noncontrolling interests subject to puts is arrived at based on the respective merits of the Income, Market and Asset Based Approaches. The primary inputs associated with these valuation methods are Clinic forecasts, Weighted Average Cost of Capital (9.9% - 18.3%) and EBITDA multiples. The estimated fair values of the noncontrolling interests subject to put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions including potential purchasers' access to the credit and capital markets, which can impact the level of competition for dialysis and non-dialysis related businesses, the economic performance of these businesses and the restricted marketability of the third-party owners' noncontrolling interests.

              As of December 31, 2015 and 2014, the Company's potential obligations under time-based put provisions totaled approximately $80,764 and $80,885, respectively. As of December 31, 2015 and 2014,

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE I—NONCONTROLLING INTERESTS SUBJECT TO PUT PROVISIONS (Continued)

the Company's potential additional obligations under event-based put provisions were approximately $27,447 and $10,087, respectively. The Company's potential obligations for all of these put provisions are included in noncontrolling interests subject to put provisions in the accompanying consolidated balance sheets.

              During 2015, the Company purchased additional membership interests from noncontrolling interest partners, including purchases not related to put provisions. The Company made purchases related to put provisions of $2,470 during 2015 and $583 during 2014. During 2013, the Company did not make any such purchases.

NOTE J—LONG-TERM DEBT

              Long-term debt consists of the following at December 31:

	2015	2014
Term B Loans issued March 22, 2013, principal payments of $1,000 and interest due quarterly at a variable rate (4.50% as of December 31, 2015) with a balloon payment due September 2019	$378,235	$385,235
Initial Term Loans issued March 22, 2013, interest due quarterly at a variable rate (8.50% as of December 31, 2015) with a balloon payment due March 2020	238,559	239,955
Term loans, principal and interest payable monthly at rates between 3.15% and 8.57% over varying periods through December 2023	59,578	38,100
Term loan, principal and interest payable monthly at a rate of 3.57% through December 2017, with a balloon payment due January 2018	3,527	3,995
Lines of credit, interest payable monthly at rates between 3.15% and 4.75% converting to term at various maturity dates	12,818	6,110

	692,717	673,395
Less: discounts and fees, net of accumulated amortization	(8,544)	(10,795)
Less: current maturities	(25,610)	(15,943)

	$658,563	$646,657

              Scheduled maturities of long-term debt as of December 31, 2015 are as follows for the years ending December 31:

2016	$25,610
2017	23,346
2018	21,912
2019	378,362
2020	242,728
Thereafter	759

$692,717

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE J—LONG-TERM DEBT (Continued)

    First Lien Credit Agreement

    Term B Loans

              ARH issued $400,000 Term B Loans (the "Term B Loans") under the First Lien Credit Agreement at an offering price of 99.5%. The Term B Loans are secured, subject to certain exceptions, by (i) all of ARH's capital stock and (ii) substantially all of the assets of ARH's wholly owned subsidiary guarantors, including ownership interests in our joint venture subsidiaries. The Term B Loans are guaranteed by ARH's direct parent, American Renal Holdings Intermediate Company, LLC and all existing and future wholly owned domestic subsidiaries. The Term B Loans bear interest at a rate equal to, at the Company's option, either, (a) an alternate base rate determined by reference to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.5% and (3) the Eurodollar rate applicable for a one-month interest period plus 1.0%, plus an applicable margin of 2.25%, or (b) the Eurodollar base rate plus a margin of 3.25% subject to a floor of 1.25%. Principal payments of $1,000 and interest are payable quarterly at 4.50% per annum as of December 31, 2015. The Term B Loans are scheduled to mature in September 2019.

              ARH may redeem the Term B Loans at its option, subject to certain notice periods, at a price equal to 100% of the aggregate principal amount of the Term B Loans plus accrued and unpaid interest.

              Borrowings and commitments under the First Lien Credit Agreement are subject to prepayments in an amount equal to consolidated excess cash flow retained in the business (as defined) from the preceding fiscal year. There is no prepayment needed as of December 31, 2015.

    Revolving Credit Facility

              The Revolving Credit Facility of $50,000 is available through its maturity date of March 22, 2018. ARH is required to pay a commitment fee, 0.5% per annum, in respect of the unutilized revolving credit commitments. The Revolving Credit Facility is secured and guaranteed on the same basis as the Term B Loans. There were no borrowings outstanding under the Revolving Credit Facility as of December 31, 2015 (and no outstanding letters of credit).

              ARH has agreed in the Revolving Credit Facility that it will not permit the Consolidated Net Leverage Ratio (as defined) on the last day of any fiscal quarter to exceed the ratio set forth below opposite such period:

Period	Ratio
October 1, 2015 through September 30, 2016	7.00:1.00
October 1, 2016 through September 30, 2017	6.50:1.00
October 1, 2017 and thereafter	6.00:1.00

    Second Lien Credit Agreement

              ARH issued $240,000 Initial Term Loans under the Second Lien Credit Agreement (the "Initial Term Loans") at an offering price of 98.5%. The Initial Term Loans bear interest at a rate

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE J—LONG-TERM DEBT (Continued)

equal to, at the Company's option, either, (a) an alternate base rate determined by reference to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.5% and (3) the Eurodollar rate applicable for a for a one-month interest period plus 1.00%, plus an applicable margin of 6.25%, or (b) the Eurodollar base rate plus a margin of 7.25% subject to a floor of 1.25%. Interest is payable quarterly at 8.50% per annum as of December 31, 2015. The Initial Term Loans are scheduled to mature in March 2020. The Initial Term Loans are secured, subject to certain exceptions, by (i) all of ARH's capital stock and (ii) substantially all of the assets of ARH's wholly owned subsidiary guarantors, including ARH's interests in its joint ventures, on a second priority basis.

    Interest Rate Swap Agreements

              In May 2013, the Company entered into two interest rate swap agreements (the "Swaps") with notional amounts totaling $320,000, as a means of fixing the floating interest rate component on $400,000 of its variable-rate debt under the Term B Loans. The Swaps are designated as a cash flow hedge, with a termination date of March 31, 2017. As a result of the application of hedge accounting treatment, to the extent the Swaps are effective, the unrealized gains and losses related to the derivative instrument are recorded in accumulated other comprehensive income (loss) and are reclassified into operations in the same period in which the hedged transaction affects earnings and to the extent the Swaps are ineffective and produces gains and losses differently from the losses or gains being hedged, the ineffectiveness portion is recognized in earnings immediately. Hedge effectiveness is tested quarterly. We do not use derivative instruments for trading or speculative purposes.

              As more fully described within Note D, Fair Value of Financial Instruments, the Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The fair value of the Swaps are recorded at fair value based upon valuation models utilizing the income approach and commonly accepted valuation techniques that use inputs from closing prices for similar assets and liabilities in active markets as well as other relevant observable market inputs at quoted intervals such as current interest rates, forward yield curves, and implied volatility. The Company does not believe the ultimate amount that could be realized upon settlement of these interest rate swaps would be materially different from the fair values currently reported. As of December 31, 2015 and 2014, the fair value of the Swaps, included in other long-term assets and accrued expenses and other current assets on the consolidated balance sheet, was net $(200) and $1,200, respectively. The associated unrealized pre-tax loss of $1,295 and $900 was recorded in accumulated other comprehensive income during the years ended December 31, 2015 and 2014, respectively.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE K—OTHER LONG-TERM LIABILITIES

              Other long-term liabilities consist of the following at December 31:

	2015	2014
Deferred straight-line rent	$6,528	$5,248
Liability from tenant allowances	2,831	3,045
Accrued professional liability	—	467
Other	124	461

	$9,483	$9,221

NOTE L—LEASES

              Substantially all of the Company's facilities are leased under noncancelable operating leases expiring in various years through 2031. Most lease agreements cover periods from five to fifteen years and contain renewal options of five to ten years at the fair rental value at the time of renewal. Certain leases are subject to rent holidays and/or escalation clauses. The Company expenses rent using the straight-line method over the initial lease term starting from date of possession. Tenant allowances received from lessors are capitalized and amortized over the initial term of the lease. Rental expense under all operating leases was $22,136 in 2015, $18,382 in 2014 and $15,817 in 2013. The Company also subleases space to physician partners at fair values under non-cancelable operating leases expiring in various years through 2023. Rental income under all subleases was $1,408 in 2015, $1,399 in 2014 and $1,355 in 2013.

              Future minimum lease payments under noncancelable operating leases, net of sublease receipts as of December 31, 2015, are as follows:

Years ending December 31,	Operating Leases	Less: Sublease Receipts	Net Lease Obligation
2016	$23,816	$1,090	$22,726
2017	23,496	1,120	22,376
2018	21,371	1,078	20,293
2019	19,215	982	18,233
2020	17,092	982	16,110
Thereafter	59,689	2,546	57,143

	$164,679	$7,798	$156,881

              The Company has lease agreements for dialysis clinics with noncontrolling interest members or entities under the control of noncontrolling interest members. The amount of rent expense under these lease arrangements was approximately $6,958, $5,852 and $5,287 in 2015, 2014 and 2013, respectively. In addition, in 2008, the Company subleased space at one of its dialysis clinics to the noncontrolling interest member. Rent income under this sub-lease arrangement, which extends to 2023, amounted to $517, $510 and $508 in 2015, 2014 and 2013, respectively. Future rental receipts of $4,385 due from this related party are included in total sublease receipts as presented above.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE M—INCOME TAXES

              The provision (benefit) for income taxes consisted of the following for the years ended December 31:

	2015	2014	2013
Current:
Federal	$5,277	$977	$858
State	2,093	1,864	1,423

	7,370	2,841	2,281
Deferred:
Federal	5,258	9,150	(10,402)
State	(255)	867	(79)

	5,003	10,017	(10,481)

Total provision (benefit) for income taxes	$12,373	$12,858	$(8,200)

              The significant components of deferred tax assets and liabilities are as follows at December 31:

	2015	2014
Deferred tax assets:
Net operating loss and contribution carryforwards	$5,070	$8,297
Leases	1,959	1,517
Accrued expenses	1,918	1,212
Credit Carryforwards	—	570
Stock-based compensation	1,103	535
Merger and transaction costs	211	213

Total deferred tax assets	10,261	12,344
Deferred tax liabilities:
Goodwill and intangible amortization	(14,680)	(13,006)
Depreciation	(10,946)	(9,698)
Interest rate swap	336	(184)

Total deferred tax liabilities	(25,290)	(22,888)

Net deferred tax liabilities	$(15,029)	$(10,544)

              As of December 31, 2015, the Company has $4,800 in state loss carryforwards which expire at various dates ending 2033 and $12,081 in charitable contribution carryforwards which expire at various dates ending in 2021. The Company believes that future taxable income levels would be sufficient to realize the tax benefits and have not established a valuation on the deferred tax assets. Should the Company determine that future realization of these tax benefits is not more likely than not, a valuation allowance would be established, which would increase our tax provision in the period of such determination. The income tax expense (benefit) included in the accompanying consolidated statements of operations principally relates to the Company's proportionate share of the pre-tax income or loss

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE M—INCOME TAXES (Continued)

from its ownership in joint venture subsidiaries. A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows for the years ended December 31:

	2015	2014	2013
Income tax provision at federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax resulting from:
State taxes, net of federal benefit	1.8	2.6	2.1
Noncontrolling interests in passthrough entities	(24.6)	(24.3)	(65.0)
Other permanent items, net	(0.5)	0.2	3.4

Effective income tax rate	11.7%	13.5%	(24.5)%

              The Company and its subsidiaries file U.S. federal income tax returns and various state returns. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2010.

              In 2009, the Company recognized a liability for uncertain tax positions totaling $505 attributable to a bad debt deduction taken. This liability was paid in 2013. The resolution of this uncertain tax position had no material impact on the provision for income taxes.

NOTE N—EARNINGS (LOSS) PER SHARE

              Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period, plus the dilutive effect of outstanding options, using the treasury stock method and the average market price of the Company's common stock during the applicable period. Certain shares related to some of the Company's

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE N—EARNINGS (LOSS) PER SHARE (Continued)

outstanding stock options were excluded from the computation of diluted earnings per share because they were antidilutive in the periods presented, but could be dilutive in the future.

	The Year Ended
	2015	2014	2013
Basic
Net income (loss)	$18,845	$16,197	$(20,447)

Weighted-average common shares outstanding	9,674,049	9,576,626	9,455,541

Earnings (loss) per share, basic	$1.95	$1.69	$(2.16)

Diluted
Net income (loss)	$18,845	$16,197	$(20,447)

Weighted-average common shares outstanding	9,674,049	9,576,626	9,455,541

Effect of assumed exercise of stock options	242,106	153,144	—

Weighted-average common shares outstanding, assuming dilution	9,916,155	9,729,770	9,455,541

Earnings (loss) per share, diluted	$1.90	$1.66	$(2.16)

Outstanding options excluded as impact would be antidilutive	25,720	48,233	634,018

Unaudited Pro Forma Earnings Per Share

              Staff Accounting Bulletin Topic 1.B.3 requires that pro forma basic and diluted earnings per share be presented giving effect to the number of shares whose proceeds would be used to replace capital when dividends exceed current year earnings. The pro forma as adjusted earnings per share and pro forma as adjusted equivalent shares which give effect to the deemed issuance of the number of shares that would be required to generate net proceeds sufficient to make a cash dividend payment of $      in the aggregate to the Company's pre-IPO stockholders and a non-cash dividend distribution of $      to the Company's pre-IPO stockholders. The number of shares that would be required to pay the dividend is based on the mid-point of the initial public offering price of $        per share, after deducting the underwriting discounts and estimated offering expenses payable by the Company.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE N—EARNINGS (LOSS) PER SHARE (Continued)

              The following is a computation of pro forma basic and diluted earnings per share for the year ended December 31, 2015:

Year Ended December 31, 2015 (Unaudited)
	Basic	Diluted
Net earnings attributable to American Renal Associates Holdings, Inc. (in millions)	$	$
Pro forma weighted-average number of common shares:
Weighted-average number of common shares
Additional pro forma shares required to be issued in offering necessary to pay dividend
Pro forma weighted-average number of common shares
Pro forma loss per share	$	$

NOTE O—EQUITY

    Preferred Stock

              The Company has 1,000,000 authorized shares of preferred stock, $0.01 par value per share, of which no shares were issued and outstanding as of December 31, 2015 and December 31, 2014.

    Common Stock

              In March 2014, the stockholders voted to increase the authorized number of shares issuable by the Company from 12,000,000 shares of common stock, par value $0.01 per share, to 13,000,000 shares of common stock. As of December 31, 2015 and 2014, 9,700,476 shares and 9,649,546 shares were issued and outstanding, respectively.

              In 2015, 2014 and 2013, the Company provided its existing physician equity partners an opportunity to invest in the Company's common stock at fair value.

NOTE P—STOCK-BASED COMPENSATION

              The majority of the Company's stock-based compensation arrangements consist of options having a ten-year term and either vest one-third over a five year vesting schedule (service-based) and two-thirds on the occurrence of an event (market and performance-based) or one-third on performance conditions (performance-based) and two-thirds on the occurrence of an event (market and performance-based).

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE P—STOCK-BASED COMPENSATION (Continued)

              The Company's stock-based compensation awards are measured at their estimated grant-date fair value. For the performance or service-based stock awards, compensation expense is recognized on the straight-line method over their requisite service periods as adjusted for estimated forfeitures. For market and performance based awards, the Company defers all stock-based compensation until it is probable that the event, as defined, will occur.

              The Company grants options that allow for the settlement of vested stock options on a net share basis ("net settled stock options"), instead of settlement with a cash payment ("cash settled stock options"). With net settled stock options, the employee does not surrender any cash or shares upon exercise. Rather, the Company withholds the number of shares to cover the option exercise price and the minimum statutory tax withholding obligations from the shares that would otherwise be issued upon exercise. The settlement of vested stock options on a net share basis results in fewer shares issued by the Company.

    Share-Based Compensation Plans:

    (a) American Renal Associates, Inc. 2000 Equity Incentive Plan

              In 2000, the Company adopted the American Renal Associates, Inc. 2000 Equity Incentive Plan (the "2000 Plan"), under which common stock were reserved for issuance to employees, directors, and consultants. Options granted under the 2000 Plan may be incentive stock options or nonstatutory stock options. Stock purchase rights may also be granted under the 2000 Plan. As of December 31, 2015, options to purchase an aggregate of 5,781 shares of common stock were outstanding under the 2000 Plan.

    (b) American Renal Holdings Inc. 2005 Equity Incentive Plan

              On December 16, 2005, the Company established the American Renal Holdings Inc. 2005 Equity Incentive Plan (the "2005 Plan"), under which common stock were reserved for issuance to employees, directors, and consultants. Options granted under the 2005 Plan may be incentive stock options or nonstatutory stock options. As of December 31, 2015, options to purchase an aggregate of 48,434 shares of common stock were outstanding under the 2005 Plan.

    (c) American Renal Associates Holdings, Inc. 2010 Stock Incentive Plan

              In May 2010, the Company adopted the American Renal Associates Holdings, Inc. 2010 Stock Incentive Plan (the "2010 Plan") under which 1,574,782 shares of the Company's common stock were reserved for issuance to the Company's employees, directors and consultants. In March 2014, the Company's Board of Directors approved authorizing the issuance of an additional 710,593 shares under the plan. Options granted under the 2010 Plan must be nonstatutory stock options. Stock appreciation rights may also be granted under the 2010 Plan. As of December 31, 2015, options to purchase an aggregate of 2,418,543 shares of common stock were outstanding under the 2010 Plan.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE P—STOCK-BASED COMPENSATION (Continued)

    (d) American Renal Associates Holdings, Inc. 2011 Stock Option Plan for Nonemployee Directors

              In January 2011, the Company adopted the American Renal Associates Holdings, Inc. 2011 Stock Option Plan for Nonemployee Directors (the "2011 Director's Plan") under which 100,000 shares of the Company's common stock were reserved for issuance to the Company's directors and consultants. Options granted under the 2011 Director's Plan must be nonstatutory stock options. Stock appreciation rights may also be granted under the 2011 Director's Plan. As of December 31, 2015, options to purchase an aggregate of 15,000 shares of common stock were outstanding under the 2011 Director's Plan.

    Return of Capital Dividend

              In March 2013, the Company declared and paid a dividend equal to $18.09 per share, or $169,628 in the aggregate, to holders of the Company's common stock. In connection with the dividend, all employees with outstanding 2010 Plan options had their option exercise price reduced and in some cases were awarded a future dividend equivalent payment, which becomes due upon vesting. This resulted in a modification. Additionally, in connection with the dividend, the Company also made a payment equal to $18.09 per share, or $30,056 in the aggregate, to option holders, and, in the case of some performance and market options, a future payment will be due upon vesting totaling $2,600. The modifications to the options were made at the election of the Board of Directors and was not required to be made under the applicable option plan provisions.

              Stock-based compensation expense related to the modifications described above was included in the statements of operations as follows:

2013
Patient care costs	$2,952
General and administrative	17,712

Total	$20,664

    Shares reserved

              As of December 31, 2015, there were 84,444 shares remaining for issuance for future equity grants under the Company's stock plans, consisting of 15,444 shares under the 2010 Plan and 69,000 shares under the 2011 Director's Plan. There were no shares available for future equity grants under the 2000 Plan and 2005 Plan.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE P—STOCK-BASED COMPENSATION (Continued)

    Equity Grants, Assumptions and Activity

              The following table presents the stock-based compensation expense and related income tax benefit included in the Company's consolidated statements of operations for the years ended December 31:

	2015	2014	2013
Stock-based compensation expense:
Patient care costs	$295	$189	$3,028
General and administrative	$1,156	858	18,314

Total stock-based compensation	$1,451	$1,047	$21,342

Income tax benefit	$508	$366	$7,470

    Stock Options

              The Company estimates the fair value of stock options by using a Monte Carlo simulation-based approach for the portion of the option that contains both a market and performance condition and the Black-Scholes valuation model for the portion of the option that contains a performance or service-based condition. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected term of the option, the expected volatility of the Company's common stock over the option's expected terms, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield.

              The weighted-average assumptions used in the option valuation models in 2015, 2014 and 2013 are as follows.

	2015	2014	2013
Expected volatility(1)	25 - 30%	30 - 40%	45 - 55%
Expected term in years(2)	1.0 - 6.5	1.4 - 6.7	2 - 6.5
Risk-free interest rate(3)	1.79 - 2.47%	0.3 - 2.3%	0.3 - 2.0%
Expected annual dividend yield(4)	0%	0%	0%
Weighted-average grant-date fair value	$19.16	$5.43	$6.53

(1)
Expected volatility.    Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility was estimated based on the historical equity volatility of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. For each of the comparable publicly traded entities, the historical equity volatility and the capital structure of the entity were used to calculate the implied stock volatility. The average implied stock volatility of the comparable publicly traded entities was then used to calculate a relevered equity volatility for the Company based on the Company's own capital structure. The comparable entities from the health care sector were chosen

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE P—STOCK-BASED COMPENSATION (Continued)

    based on area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

(2)
Expected term of 6.5 years for a service-based option is based on the "short-cut method" as prescribed by Securities and Exchange Commission's Staff Accounting Bulletin No. 110.

(3)
The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury securities for a period that is commensurate with the expected option term at the time of grant.

(4)
Expected dividend yield is based on management's expectations.

              The following table summarizes the combined stock option activity under the Company's stock option plans for the year ended December 31:

	Shares	Weighted- average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding as of January 1, 2015	2,322,396	$22.96
Granted	230,250	55.51
Exercised	(40,862)	3.17
Forfeited/Cancelled	(24,026)	30.06

Options outstanding as of December 31, 2015	2,487,758	$26.20	6.80	$96,366

Vested and expected to vest as of December 31, 2015	864,627	$30.39	7.45	$29,874

Exercisable as of December 31, 2015	273,893	$17.24	6.30	$13,064

              The aggregate intrinsic value of stock options exercised (i.e., the difference between the market price at exercise and the price paid by the employee at exercise) in 2015, 2014 and 2013 was $2,407, $300 and $1,500, respectively. The aggregate intrinsic value of stock options outstanding and exercisable as of December 31, 2015 is based on the difference between the estimated fair value of the Company's stock of $64.94 on December 31, 2015 and the exercise price of the applicable stock options.

              As of December 31, 2015, the Company had approximately $14,442 of unrecognized compensation costs related to unvested share-based compensation arrangements of which $9,859 is attributable to share-based awards with market and performance conditions and $4,583 is attributable to performance and time-based vesting. The compensation cost associated with time-based vesting is expected to be recognized as expense over a weighted-average period of approximately 3.5.

NOTE Q—RELATED PARTY TRANSACTIONS

              The Company entered into an advisory services agreement with Centerbridge. Under this agreement, Centerbridge agreed to provide certain investment banking, management, consulting, and

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE Q—RELATED PARTY TRANSACTIONS (Continued)

financial planning services on an ongoing basis. In consideration for these services, the Company pays Centerbridge an annual advisory services fee (payable quarterly) of the greater of (i) an amount equal to the greater of (x) $550 or (y) the advisory services fee of the previous fiscal year or (ii) an amount equal to 1.25% of EBITDA (as defined in the agreement), minus a personnel expense deduction, if applicable. During the years ended December 31, 2015, 2014 and 2013, the Company recorded $1,800, $1,600 and $1,400, respectively, of expense related to this agreement. Centerbridge is also entitled to receive an additional fee equal to 1.0% of the enterprise value and/or aggregate value, as applicable, for any future fundamental or significant transactions, both as defined, in which Centerbridge is involved.

              In 2014, the Company entered into a revolving note agreement with an executive allowing for $2,000 of borrowing availability. The revolving note is recourse and is secured by a pledge of a portion of the Company's common stock owned by the executive. The note bears interest at the Eurodollar base rate subject to a floor of 1.25% plus a margin of 3.25% and matures in 2019. As of December 31, 2014, there were approximately $660 in outstanding borrowings under the revolving note agreement which is a component of other long-term assets. On August 28, 2015 the Company agreed to forgive all indebtedness and accrued interest under, and cancel the revolving note agreement with the executive. There were approximately $2.1 million in outstanding borrowings and accrued interest which was expensed as transaction-related costs.

NOTE R—COMMITMENTS AND CONTINGENCIES

              The Company had future obligations under contracts related to the construction of clinics totaling $10,700 as of December 31, 2015 which are expected to be paid in 2016.

    Professional Liability Coverage

              The Company maintains professional liability insurance coverage on a claims-made basis. Under this type of policy, claims based on occurrences during its term, but reported subsequently, will be uninsured should the policy not be renewed or replaced with other coverage. Management expects to be able to obtain renewal or other coverage in future periods, and has accrued the estimated cost associated with past occurrences reported in subsequent periods.

    Litigation

              The Company and its subsidiaries are defendants in various legal actions in the normal course of business. In the opinion of the Company's management, based in part on the advice of outside counsel, the resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

    Regulatory

              The healthcare industry is subject to numerous laws and regulations of federal, state, and local governments. Government activity has increased with respect to investigations and allegations concerning possible violations by healthcare providers of fraud and abuse statutes and regulations,

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2015, 2014 and 2013

(dollars in thousands, except per share amounts)

NOTE R—COMMITMENTS AND CONTINGENCIES (Continued)

which could result in the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Compliance with such laws and regulations are subject to government review and interpretations, as well as regulatory actions unknown or unasserted at this time.

NOTE S—EMPLOYEE BENEFIT PLAN

              In 2015, the Company sponsored a 401(k) defined contribution retirement plan for qualifying employees. The Company made no contributions to the plan in 2015, 2014 and 2013.

NOTE T—CONCENTRATIONS

              The Company holds cash at several major financial institutions, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains balances in excess of these limits, but does not believe that such deposits with its banks are subject to any unusual risk.

              EPOGEN® and Aranesp® are significant physician-prescribed pharmaceuticals that are commonly administered during dialysis and are provided by a sole supplier, Amgen. The Company has entered into a rebate agreement with this supplier for the fiscal year ending December 31, 2016, which limits the supplier's ability to increase the net price it charges the Company for these drugs.

NOTE U—SUBSEQUENT EVENTS

              The Company evaluated its December 31, 2015 financial statements for subsequent events through February 26, 2016 which represents the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

              Through and including                        , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                Shares

American Renal Associates Holdings, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Barclays

Goldman, Sachs & Co.

Wells Fargo Securities

SunTrust Robinson Humphrey

Leerink Partners

                        , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other expenses of issuance and distribution.

              The following table sets forth the estimated costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates, except for the SEC registration fee, the Financial Industry Regulatory Authority ("FINRA") filing fee and the NYSE filing fee and listing fee.

SEC registration fee	$11,620
FINRA filing fee	15,500
NYSE filing fee and listing fee	*
Fees and expenses of counsel	*
Printing expenses	*
Fees and expenses of accountants	*
Miscellaneous expenses	*

Total	*

*
To be provided by amendment.

Item 14.    Indemnification of directors and officers.

              Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

              Section 145 of the DGCL provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such officer or director against the expenses which such officer or director has actually and reasonably incurred.

              Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

              Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We must also pay expenses incurred in defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses, provided that we receive an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

              The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation or our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

              Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of our board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

              We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

              The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers, among other parties, by the underwriters against certain liabilities.

Item 15.    Recent sales of unregistered securities.

              Since January 1, 2012, we have made the following sales of unregistered securities. No underwriters were involved in any of these issuances of securities.

Common Stock Issuances

  •
  On August 25, 2015, we sold 8,800 shares of our common stock to eight of our physicians partners, each an accredited investor, at a purchase price of $64.94 per share for aggregate cash consideration of $571,472.

  •
  On April 23, 2015, we sold 3,636 shares of our common stock to three of our physician partners, each an accredited investor, at a purchase price of $42.86 per share for aggregate cash consideration of $155,839.

  •
  On June 9, 2014, we sold 161,300 shares of our common stock to 153 of our physician partners, each an accredited investor, at a purchase price of $31.58 per share for aggregate cash consideration of $5,093,854.

  •
  On December 31, 2012, we sold 159,300 shares of our common stock to 104 of our physician partners, consultants and employees, each an accredited investor, at a purchase price of $29.16 per share for aggregate cash consideration of $4,645,188.

  •
  On June 27, 2012, we sold 23,443 shares of our common stock to nine of our physician partners, consultants and employees, each an accredited investor, at a purchase price of $19.04 per share for aggregate cash consideration of $466,355.

              The securities described above were issued in reliance on the exemption provided by Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder.

Option Exchange

  •
  On March 22, 2013, we canceled 466,912 stock options, with exercise prices ranging from $6.51 to $29.16, held by our executive officers and employees, and issued an equivalent number of stock options, with an exercise price of $19.92. Such securities were issued in reliance on the exemption provided by Section 3(a)(9) of the Securities Act.

Plan-Related Issuances

  •
  In October 2015, we issued to two employees, respectively, 625 shares of our common stock at an exercise price of $0.33 per share pursuant to an exercise of stock options granted under our American Renal Associates, Inc. 2000 Equity Incentive Plan for cash consideration of $206 and 157 shares of our common stock at an exercise price of $1.63 per share pursuant to an exercise of stock options granted under our American Renal Holdings Inc. 2005 Equity Incentive Plan for cash consideration of $256 (in each case, after taking into account net settlement of shares of our common stock applied in connection with the exercise of such stock options).

  •
  In September 2015, we issued to two employees, respectively, 9,428 shares of our common stock at an exercise price of $1.03 per share pursuant to an exercise of stock options granted under our American Renal Associates, Inc. 2000 Equity Incentive Plan for cash consideration of $9,711 and 681 shares of our common stock at an exercise price of $1.63 per share pursuant to an exercise of stock options granted under our American Renal Holdings Inc. 2000 Equity Incentive Plan for cash consideration of $1,110.

  •
  In July 2015, we issued to two directors an aggregate of 16,000 shares of our common stock at an exercise price of $6.51 per share pursuant to exercises of stock options granted under our American Renal Associates Holdings, Inc. 2011 Stock Option Plan for Nonemployee Directors for aggregate cash consideration of $104,160.

  •
  From July 1, 2012 through July 1, 2015, we issued to our directors, officers and employees an aggregate of 1,415 shares of our common stock at an exercise price of $19.92 per share pursuant to exercises of stock options granted under our American Renal Associates Holdings, Inc. 2010 Stock Incentive Plan for aggregate cash consideration of $28,187 (after taking into account any net settlement of shares of our common stock applied in connection with the exercise of such stock options).

  •
  From July 1, 2012 through July 1, 2015, we issued to our directors, officers and employees an aggregate of 109,100 shares of our common stock at an exercise price of $1.63 per share pursuant to exercises of stock options granted under our American Renal Holdings Inc. 2005

    Equity Incentive Plan for aggregate cash consideration of $177,833 (after taking into account any net settlement of shares of our common stock applied in connection with the exercise of such stock options).

  •
  From July 1, 2012 through July 1, 2015, we issued to our directors, officers and employees an aggregate of 10,576 shares of our common stock at an exercise price of $0.33 per share pursuant to exercises of stock options granted under our American Renal Associates, Inc. 2000 Equity Incentive Plan for aggregate cash consideration of $3,490 (after taking into account any net settlement of shares of our common stock applied in connection with the exercise of such stock options).

              The securities described above were issued in reliance on the exemption provided by Rule 701 under the Securities Act.

Item 16.    Financial statements and exhibits.

              (a)   See page F-1 for an index of the financial statements that are being filed as part of this registration statement on Form S-1.

              (b)   See the Exhibit Index immediately following the signature page hereto, which is incorporated herein by reference.

Item 17.    Undertakings.

              (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

              (c)   The undersigned registrant hereby undertakes that:

                  (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as the time it was declared effective.

                  (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3)   For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

                  (4)   In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                               (i)  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

                              (ii)  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

                            (iii)  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

                             (iv)  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

              Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beverly, State of Massachusetts, on this 26th day of February, 2016.

AMERICAN RENAL ASSOCIATES HOLDINGS, INC.
By:	/s/ JOSEPH A. CARLUCCI Joseph A. Carlucci Chairman and Chief Executive Officer

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Joseph A. Carlucci	Chief Executive Officer, Chairman of the Board of Directors	February 26, 2016
* Syed T. Kamal	President, Director	February 26, 2016
* Jonathan L. Wilcox	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2016
* Steven M. Silver	Director	February 26, 2016
* Jared S. Hendricks	Director	February 26, 2016
* Michael E. Boxer	Director	February 26, 2016
* Thomas W. Erickson	Director	February 26, 2016
* John M. Jureller	Director	February 26, 2016

*By:	/s/ MICHAEL R. COSTA
	Michael R. Costa Attorney-in-fact	February 26, 2016

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1.1	**	Restated Certificate of Incorporation of American Renal Associates Holdings, Inc. dated November 9, 2011

3.1.2	**	Certificate of Amendment to the Restated Certificate of Incorporation of American Renal Associates Holdings, Inc. dated November 15, 2012

3.1.3	**	Certificate of Amendment to the Restated Certificate of Incorporation of American Renal Associates Holdings, Inc. dated March 24, 2014

3.2	**	Form of Amended and Restated Certificate of Incorporation of American Renal Associates Holdings, Inc.

3.3	**	Bylaws of American Renal Associates Holdings, Inc. (formerly known as C.P. Atlas Holdings, Inc.)

3.4	**	Form of Amended and Restated Bylaws of American Renal Associates Holdings, Inc.

5.1	*	Opinion of Simpson Thacher & Bartlett LLP

10.1	**	First Lien Credit Agreement, dated as of February 20, 2013, among American Renal Holdings Inc., as the Borrower, American Renal Holdings Intermediate Company, LLC, as Holdings, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders party thereto

10.2	*	First Amendment to First Lien Credit Agreement, dated as of February 20, 2013, among American Renal Holdings Inc., as the Borrower, American Renal Holdings Intermediate Company, LLC, as Holdings, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders party thereto

10.3	**	Second Lien Credit Agreement, dated as of February 20, 2013, among American Renal Holdings Inc., as the Borrower, American Renal Holdings Intermediate Company, LLC, as Holdings, Bank of America, N.A., as Administrative Agent, and the other lenders party thereto

10.4	**†	Employment Agreement, dated as of March 22, 2010 by and among American Renal Management LLC, American Renal Holdings, Inc. and Joseph A. Carlucci

10.5	†	Form of Second Amendment to Employment Agreement by and among American Renal Management LLC, American Renal Holdings, Inc. and Joseph A. Carlucci

10.7	**†	Employment Agreement, dated as of March 22, 2010 by and among American Renal Management LLC, American Renal Holdings, Inc. and Syed T. Kamal

10.8	**†	Employment Agreement, dated as of March 22, 2010 by and among American Renal Management LLC, American Renal Holdings, Inc. and John M. McDonough, as amended April 21, 2011

10.9	**†	First Amendment to Employment Agreement, dated as of March 22, 2010 by and among American Renal Management LLC, American Renal Holdings, Inc. and John M. McDonough, dated April 21, 2011

10.10	†	Form of Second Amendment to Employment Agreement by and among American Renal Management LLC, American Renal Holdings Inc. and John M. McDonough

10.11	†	Form of First Amendment to Employment Agreement by and among American Renal Management LLC, American Renal Holdings Inc. and Syed T. Kamal

10.12	**†	Form of 2010 Nonqualified Stock Option Agreement

10.13	**†	2010 Stock Incentive Plan

10.14	**†	2011 Stock Option Plan for Nonemployee Directors

10.15	**†	Form of 2013 Stock Option Exchange Agreement

10.16	**†	Form of 2014 Incremental Nonqualified Stock Option Agreement

10.17	†	Form of 2016 Omnibus Incentive Plan

Exhibit Number		Description

10.18	**†	Form of Nonqualified Stock Option Agreement for Non-Employee Directors

10.19	†	Form of Amendment to Option Agreement

10.20	**	Amended and Restated Stockholders Agreement, dated as of June 28, 2010, by and among American Renal Associates Holdings, Inc. and the stockholders party thereto

10.21		Form of Amendment No. 1 to the Amended and Restated Stockholders Agreement

10.22	**	Amended and Restated Registration Rights Agreement, dated as of May 7, 2010, by and among American Renal Associates Holdings, Inc. and the stockholders party thereto

10.23		Form of Amendment No. 1 to the Amended and Restated Registration Rights Agreement

10.24		Form of Tax Receivable Agreement among American Renal Associates Holdings, Inc. and Centerbridge Capital Partners, L.P.

10.25	**	Form of Loan Servicing Agreement

10.26		Form of Contribution, Assignment and Assumption Agreement

21.1		List of Subsidiaries

23.1	*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)

23.2		Consent of Grant Thornton LLP

24.1	**	Power of Attorney (included in the signature pages to this Registration Statement)

*
To be filed by amendment

**
Previously filed

†
Management contract or compensatory plan or arrangement